



IMMUNOMEDICS,® INC.



Chairman's message

Following the launch of the two ALLEVIATE registration trials last year and the successful licensing this year of epratuzumab to UCB, S.A., for all autoimmune diseases worldwide, we have witnessed and added another chapter to the development of Immunomedics as a leading biotech company. As important and exciting as this was for our Company, the Board of Directors and our shareholders alike, we are now experiencing novel scientific developments that are unprecedented in our history. While these discoveries are in the early stages and will take some time to come to fruition, I am encouraged by the creativity and diligence of our scientists.

In our drive to find a better way of building bispecific antibodies for the imaging and therapy of diseases, our scientists have developed a new platform technology called the Dock-and-Lock (DNL) methodology, which, in addition to making bispecific antibodies, has the potential of constructing a considerable number of active molecules. The initial validation of the technology was recently reported in the prestigious journal, Proceedings of the National Academy of Sciences of the USA.

The DNL methodology judiciously combines conjugation chemistry and genetic engineering to enable not only the creation of novel human therapeutics, but also the potential to construct improved recombinant products over those currently on the market.

This platform technology also calls for a new business model. Instead of an exclusive licensing agreement, such as those for our humanized antibody-based agents, we envision a series of non-exclusive licensing arrangements for the platform technology with multiple partners. To that end, in the near term, we hope to demonstrate its commercial potential by producing new, re-engineered versions of several successful biotechnology products with enhanced potency and better bioavailability.

Sincerely,

David M. Goldenberg, Sc.D., M.D.
Chairman of the Board & Chief Strategic Officer



IMMUNOMEDICS®, INC.

Notice of 2006 Annual Meeting

and

Proxy Statement




IMMUNOMEDICS® INC.

300 American Road, Morris Plains, New Jersey 07950

October 23, 2006

Dear Fellow Stockholders:

I am pleased to invite you to our 2006 Annual Meeting of Stockholders. This year's meeting, which will be the 23rd since our founding in 1982, and the 22nd since we went public in 1984, will be held on Wednesday, December 6, 2006, at 10:00 a.m., local time, at our executive offices located at 300 American Road, Morris Plains, New Jersey 07950. The Annual Meeting is an excellent opportunity to learn more about our research and development efforts as well as our product pipeline of therapeutic product candidates. I hope you will make every effort to join us at our Annual Meeting.

On the pages after this letter, you will find the notice of our 2006 Annual Meeting of Stockholders, which lists the matters to be considered at the meeting, and the proxy statement, which describes the matters listed in the notice. We have also enclosed your proxy card and our annual report for the fiscal year ended June 30, 2006.

Your vote at this meeting is important. Whether or not you plan to attend the meeting, I hope you will vote as soon as possible. If you are a stockholder of record, you may vote over the Internet, by telephone or by mailing the enclosed proxy card in the envelope provided. You will find voting instructions in the proxy statement and on the enclosed proxy card. If your shares are held in "street name" — that is, held for your account by a broker or other nominee—you will receive instructions from the holder of record, that you must follow for your shares to be voted.

With many thanks for your ongoing support and continued interest in Immunomedics, I am

Sincerely yours,

CYNTHIA L. SULLIVAN
President and Chief Executive Officer

IMMUNOMEDICS, INC.
300 American Road
Morris Plains, New Jersey 07950

NOTICE OF 2006 ANNUAL MEETING OF STOCKHOLDERS

Date		Wednesday, December 6, 2006
Time		10:00 a.m., local time
Place		300 American Road, Morris Plains, New Jersey 07950
Proposals	1.	Elect eight directors to serve for a term of one year until the 2007 Annual Meeting of Stockholders;
	2.	Approve the proposed Immunomedics, Inc. 2006 Stock Incentive Plan authorizing up to 12,000,000 shares of common stock for issuance, which is comprised of 6,736,625 shares of common stock available for issuance under the Immunomedics, Inc. 2002 Stock Option Plan (including 5,349,700 shares subject to outstanding options) and an additional increase of 5,263,375 shares of common stock;
	3.	Ratify the selection by the Audit Committee of our Board of Directors of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2007; and
	4.	Consider any other business as may properly come before the Annual Meeting or any postponement or adjournment of the meeting.
Record Date		Only stockholders of record at the close of business on the record date, October 11, 2006, are entitled to receive notice of and to vote at the Annual Meeting and any adjournment of the meeting.
Stock transfer Books		The stock transfer books will remain open between the record date and the date of the Annual Meeting. A complete list of stockholders entitled to vote will be available from our Secretary at our executive offices for a period of 10 days before the Annual Meeting.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. WHETHER OR NOT YOU EXPECT TO ATTEND IN PERSON, PLEASE PROMPTLY VOTE YOUR PROXY BY TELEPHONE, BY ACCESSING THE INTERNET SITE AND FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD OR MARK, DATE, SIGN AND RETURN THE ENCLOSED PROXY.

On behalf of the Board of Directors,



PHYLLIS PARKER, *Secretary*

October 23, 2006

TABLE OF CONTENTS

IMMUNOMEDICS, INC.
300 American Road
Morris Plains, New Jersey 07950
www.immunomedics.com

PROXY STATEMENT—2006 ANNUAL MEETING OF STOCKHOLDERS

This proxy statement contains information about the 2006 Annual Meeting of stockholders of Immunomedics, Inc., a Delaware corporation, including any postponements or adjournments of the meeting. The meeting will be held at our executive offices located at 300 American Road, Morris Plains, New Jersey 07950, on Wednesday, December 6, 2006, at 10:00 a.m., local time. In this proxy statement, we sometimes refer to Immunomedics, Inc. and our consolidated subsidiaries as "Immunomedics," the "Company," "we" or "us."

We are sending you this proxy statement and related materials in connection with the solicitation of proxies by our Board of Directors.

Our Annual Report for the fiscal year ended June 30, 2006, was first mailed to stockholders, along with these proxy materials, on or about October 23, 2006.

Our Annual Report on Form 10-K for the fiscal year ended June 30, 2006 is available on the Internet at our website at www.immunomedics.com or through the SEC's electronic data system called EDGAR at www.sec.gov. To request a printed copy of our Form 10-K, which we will provide to you without charge, either write to our Investor Relations Department, Immunomedics, Inc., 300 American Road, Morris Plains, New Jersey 07950, or e-mail Investor Relations at "investor@immunomedics.com."

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. WHETHER OR NOT YOU EXPECT TO ATTEND IN PERSON, PLEASE PROMPTLY VOTE YOUR PROXY BY TELEPHONE, BY ACCESSING THE INTERNET SITE AND FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD OR MARK, DATE, SIGN AND RETURN THE ENCLOSED PROXY.

VOTING PROCEDURES

WHO CAN VOTE? . . . . Each share of our common stock that you owned as of the close of business on October 11, 2006, the record date for the 2006 Annual Meeting, entitles you to one vote on each matter to be voted upon at the Annual Meeting. On the record date, there were 57,538,031 shares of Immunomedics common stock issued and outstanding and entitled to vote. Accordingly, there are an aggregate of 57,538,031 votes entitled to be cast at the Meeting.

HOW DO I VOTE? . . . . **If your shares are registered directly in your name, you may vote:**

- **Over the Internet or by Telephone.** If you are a registered stockholder (that is, if you hold your stock directly and not in street name), you may vote by telephone or over the Internet by following the instructions included on the proxy card. Stockholders with shares registered directly with us may vote (i) by telephone by dialing 1-800-PROXIES (1-800-776-9437) (toll free from the United States and Canada) or (ii) by Internet by going to the website of our tabulator, www.voteproxy.com. If you vote by telephone or on the Internet, you do not have to mail in your proxy card. If you wish to attend the meeting in person, however, you will need to bring the admission ticket attached to the proxy card with you. Internet and telephone voting are available 24 hours a day. Votes submitted through the Internet or by telephone must be received by 11:59 p.m. (Eastern Time) on the day before the meeting. You must specify how you want your shares voted or your Internet or telephone vote cannot be completed and you will receive an error message. Your shares will be voted according to your instructions

- **By Mail.** Complete and sign the enclosed proxy and mail it in the enclosed postage prepaid envelope to American Stock Transfer & Trust Company. Your proxy will be voted according to your instructions. If you do not specify how you want your shares voted, they will be voted as recommended by our Board of Directors.

- **In Person at the Meeting.** If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

If your shares are held in "street name" (held for your account by a broker or other nominee) you may vote:

- **Over the Internet or by Telephone.** You will receive instructions from your broker or other nominee if you are permitted to vote over the Internet or by telephone.

- **By Mail.** You will receive instructions from your broker or other nominee explaining how to cast your vote.

- **In Person at the Meeting.** Contact the broker or other nominee who holds your shares to obtain a broker's proxy card and bring it with you to the meeting. **You will not be able to vote at the meeting unless you have a proxy from your broker issued in your name giving you the right to vote the shares.**

HOW CAN I CHANGE MY VOTE?

You may revoke your proxy and change your vote at any time before the meeting. To do this, you must do one of the following:

- Vote over the Internet or by Telephone as instructed above. Only your latest Internet vote is counted.
- Sign and date a new proxy and submit it as instructed above. Only your latest proxy vote is counted.
- Attend the meeting and vote in person. Attending the meeting will not revoke your proxy unless you specifically request it.

WILL MY SHARES BE VOTED IF I DO NOT RETURN MY PROXY?

If your shares are registered directly in your name, your shares will not be voted if you do not vote over the Internet, by telephone or return your proxy, or attend and vote at the meeting. If you have misplaced your proxy, you may obtain another by contacting American Stock Transfer & Trust Company at 1-877-777-0800, or writing them at 59 Maiden Lane, New York, New York 10038.

If your shares are held in "street name," your brokerage firm, under certain circumstances, may vote your shares for you if you do not return your proxy. Brokerage firms have authority to vote customers' unvoted shares on some routine matters. If you do not give a proxy to your brokerage firm to vote your shares, your brokerage firm may either: vote your shares on routine matters, or leave your shares unvoted. Proposal 1, the election of directors, and Proposal 3, the ratification of the independent registered public accounting firm, are each considered routine matters. Nonetheless, we encourage you to provide voting instructions to your brokerage firm by submitting your proxy. This ensures your shares will be voted at the meeting according to your instructions. You should receive directions from your brokerage firm about how to submit your proxy to them at the time you receive this proxy statement.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

It means that you have more than one account, which may be at the transfer agent, with stockbrokers or otherwise. Please vote over the Internet, or complete and return all proxies for each account to ensure that all of your shares are voted.

HOW MANY SHARES MUST BE PRESENT TO HOLD THE MEETING?

A majority of our outstanding shares of common stock as of the record date must be present at the meeting to hold the meeting and conduct business. This is called a quorum. Shares are counted as present at the meeting if the stockholder votes over the Internet, completes and submits a proxy or is present in person at the meeting. Shares that are present that vote to abstain or do not vote on one or more of the matters to be voted upon are counted as present for establishing a quorum. If a quorum is not present, we expect that the meeting will be adjourned until we obtain a quorum.

WHAT VOTE IS REQUIRED TO APPROVE EACH MATTER AND HOW ARE VOTES COUNTED? . . .

Proposal 1—Election of Directors.

To elect each director nominee, if a quorum is present or represented by proxy at the meeting, stockholders holding a majority of Immunomedics common stock present or represented by proxy at the meeting and voting on the matter must vote FOR the director. Abstentions are not counted for purposes of electing directors. If your broker holds your shares in "street name," and if you do not vote your shares, your brokerage firm has authority to vote your unvoted shares held by the firm on Proposal 1 since such matter is considered routine. You may vote FOR all of the nominees, WITHHOLD your vote from all of the nominees or WITHHOLD your vote from any one or more of the nominees. Withholding authority to vote for a nominee for director is similar to an abstention and will have no effect on the outcome of the vote, as it will not be counted as a vote cast. If you wish to vote against a nominee for director, please write in such nominee's name in the space provided on the proxy card.

Proposal 2—Approve the Immunomedics, Inc. 2006 Stock Incentive Plan authorizing up to 12,000,000 shares of common stock for issuance, which is comprised of 6,736,625 shares of common stock available for issuance under the Immunomedics, Inc. 2002 Stock Option Plan (including 5,349,700 shares subject to outstanding options) and an additional increase of 5,263,375 shares of common stock.

To approve Proposal 2, if a quorum is present or represented by proxy at the meeting, stockholders holding a majority of Immunomedics common stock present or represented by proxy at the meeting and voting on the matter must vote FOR the proposal. An abstention will have no effect on the outcome of the vote, as it will not be counted as a vote cast.

Proposal 3—Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2007.

To approve Proposal 3, if a quorum is present or represented by proxy at the meeting, stockholders holding a majority of Immunomedics common stock present or represented by proxy at the meeting and voting on the matter must vote FOR the proposal. An abstention will have no effect on the outcome of the vote, as it will not be counted as a vote cast. If your broker holds your shares in "street name," and if you do not vote your shares, your brokerage firm has authority to vote your unvoted shares held by the firm on Proposal 3 since it is considered routine. If your broker cannot vote your shares on any other matter because it does not have instructions from you or discretionary voting authority on that matter, this is referred to as a "broker non-vote." Broker non-votes will have no effect on the outcome of the vote.

The inspector of election appointed for the 2006 Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes, will tabulate all votes.

HOW DOES THE BOARD OF DIRECTORS RECOMMEND THAT I VOTE? . . . . Our Board of Directors recommends that you vote:

- **FOR Proposal 1—elect our eight nominees to the Board of Directors for a one-year term ending at the 2007 Annual Meeting of Stockholders or such time as their respective successors are duly elected and qualified;**
- **FOR Proposal 2—approve the proposed Immunomedics, Inc. 2006 Stock Incentive Plan; and**
- **FOR Proposal 3—ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2007.**

ARE THERE OTHER MATTERS TO BE VOTED ON AT THE MEETING? . . . . We do not know of any other matters that may come before the Annual Meeting other than the election of directors, approval of the proposed Immunomedics, Inc. 2006 Stock Incentive Plan and ratification of the independent registered public accounting firm. If any other matters are properly presented to the meeting, the persons named in the accompanying proxy intend to vote, or otherwise act, in accordance with their judgment.

WHERE DO I FIND THE VOTING RESULTS OF THE MEETING? . . . We intend to announce preliminary voting results at the Meeting. We will publish final results in our Quarterly Report on Form 10-Q for the second quarter of fiscal 2007, which we are required to file with the Securities and Exchange Commission (the "SEC") on or before February 9, 2007. To request a printed copy of our Quarterly Report on Form 10-Q, please write to Investor Relations, Immunomedics, Inc., 300 American Road, Morris Plains, New Jersey 07950, or e-mail Investor Relations at investor@immunomedics.com You will also be able to find a copy on the Internet through our website at www.immunomedics.com or through the SEC's electronic data system called EDGAR at www.sec.gov.

WHO WILL PAY THE COSTS OF SOLICITING THESE PROXIES? . . . . We will pay the costs of soliciting proxies. In addition to the mailing of these proxy materials, our directors, officers and employees may solicit proxies by telephone, e-mail and in person, without additional compensation. Upon request, we will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for distributing proxy materials to stockholders.

HOW CAN I RECEIVE FUTURE PROXY STATEMENTS AND ANNUAL REPORTS OVER THE INTERNET INSTEAD OF RECEIVING PRINTED COPIES IN THE MAIL? ....

This proxy statement and our Annual Report on Form 10-K for the fiscal year ended June 30, 2006, are available on our Internet site at www.immunomedics.com. Most stockholders can elect to view future proxy statements and annual reports over the Internet instead of receiving printed copies in the mail. If you are a stockholder of record, you can choose this option when you vote over the Internet and save us the cost of producing and mailing these documents. If you are a stockholder of record and choose to view future proxy statements and annual reports over the Internet, you will receive a proxy in the mail next year with instructions containing the Internet address to access those documents. If your shares are held through a broker or other nominee, you should check the information provided by them for instructions on how to elect to view future proxy statements and annual reports over the Internet.

PROPOSAL 1—ELECTION OF DIRECTORS

The Board of Directors has nominated eight people to serve as members of the Board of Directors until the 2007 Annual Meeting of Stockholders. Each nominee currently serves as a member of the Board of Directors and each has previously been elected by our stockholders.

The Board of Directors recommends a vote FOR each of the nominees named below.

At its regularly scheduled meeting on September 20, 2006, our Board of Directors, upon the recommendation of our Governance and Nominating Committee, voted to nominate Dr. David M. Goldenberg, Ms. Cynthia L. Sullivan, Dr. Morton Coleman, Dr. Marvin E. Jaffe, Ms. Mary E. Paetzold, Mr. Richard R. Pivirotto, Mr. Brian A. Markison and Mr. Don C. Stark for re-election at the 2006 Annual Meeting of Stockholders to serve until the 2007 Annual Meeting of Stockholders, or such later date as their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal. Set forth below are their ages as of September 30, 2006, their offices with us, if any, their principal occupations or employment for the past five years, the length of their tenure as directors, and the names of other public companies in which they serve as a member of the board of directors.

The persons named in the enclosed proxy will vote to elect as directors the eight nominees listed below, unless you indicate on the proxy that your vote should be withheld from, or that you wish to vote against, any or all of these nominees. All of the nominees have indicated their willingness to serve, if elected, but if any of them should be unable or unwilling to serve, proxies may be voted for a substitute nominee designated by the Board of Directors, unless the Board chooses to reduce the number of directors serving on the Board.

NOMINEES FOR DIRECTORS

Dr. David M. Goldenberg . . . . **Principal occupation:** Chairman of the Board of Directors and Chief Strategic Officer, Immunomedics, Inc.

Age: 68

Director since: 1982

Executive Committee

Prior business experience:

- Founded Immunomedics in 1982.
- Chief Executive Officer from July 1982 through July 1992; February 1994 through May 1998; and July 1999 through March 2001.
- Chief Strategic Officer from July 2003 to present.
- Chief Scientific Officer from March 2001 to June 2003.
- Serves concurrently as the President and Trustee of the Center for Molecular Medicine and Immunology, an independent, non-profit research center.
- Serves concurrently as the President of the Garden State Cancer Center, a subsidiary of the Center for Molecular Medicine and Immunology, and a Trustee of the Garden State Cancer Center Foundation.
- Serves concurrently as the Chairman of the Board of IBC Pharmaceuticals, Inc., a majority-owned subsidiary of the Company.

Cynthia L. Sullivan . . . . **Age:** 50 **Director since:** 2001 **Executive Committee**	**Principal occupation:** President and Chief Executive Officer, Immunomedics, Inc. **Prior business experience:** • Joined Immunomedics in 1985. • President and Chief Executive Officer since March 2001. • Previously served as President from December 2000 to March 2001; and as Executive Vice President and Chief Operating Officer from June 1999 to December 2000. • Concurrently serves as Acting President of IBC Pharmaceuticals, Inc. **Public company directorships:** Digene Corp., a leader in molecular diagnostics and women's health diagnostic markets.
Dr. Morton Coleman . . . . **Age:** 67 **Director since:** 2000 **Research and Development Committee**	**Principal occupation:** Clinical Professor of Medicine **Prior business experience:** • Director of the Center for Lymphoma and Myeloma in the Division of Hematology Oncology since 1997, at New York Presbyterian Hospital—Cornell Medical Center. • Clinical Professor of Medicine at the Weill Medical College of Cornell University since 1986.
Dr. Marvin E. Jaffe . . . . **Age:** 70 **Director since:** 1994 **Audit Committee** **Compensation Committee** **Governance and Nominating Committee** **Research and Development Committee**	**Principal occupation:** Healthcare consultant **Prior business experience:** • Healthcare consultant 1994 to present. • President, RW Johnson Pharmaceutical Research Institute from August 1988 until March 1994.
Brian A. Markison . . . . **Age:** 47 **Director since:** 2004 **Compensation Committee** **Governance and Nominating Committee** **Research & Development Committee**	**Principal occupation:** President, Chief Executive Officer and Director, King Pharmaceuticals, Inc. **Prior business experience:** • Previously served as President of Bristol-Myers Squibb's Oncology, Virology and Oncology Therapeutics Network Businesses from 2002 until 2004. • From 1999 to 2001, Mr. Markison served in various positions, including President, Bristol-Myers Squibb's Oncology, Virology and Oncology Therapeutics Network Dupont Integration; Senior Vice President, Licensing and & External Development. **Public company directorships:** King Pharmaceuticals, Inc., a vertically integrated pharmaceutical company engaged in the development, manufacturing, marketing and sales of branded prescription pharmaceutical products.

Mary E. Paetzold . . . . **Age:** 57 **Director since:** 2001 **Audit Committee** **Compensation Committee** **Governance and Nominating Committee**	**Principal occupation:** Retired Certified Public Accountant with over 30 years of experience with public and private companies **Prior business experience:** • Vice President, Chief Financial Officer, Secretary, and Treasurer of Ecogen, Inc., from 1994 to 2000, member of the Ecogen Board of Directors from 1996 to 1997. • Served as audit partner, and as SEC reviewing partner, at KPMG LLP, an independent registered public accounting firm, prior to 1994. **Public company directorships:** Orthovita, Inc., a leader in the development of synthetic biologically active tissue products.
Richard R. Pivirotto . . . . **Age:** 76 **Director since:** 1991 **Executive Committee** **Audit Committee** **Compensation Committee** **Governance and Nominating Committee**	**Principal occupation**: Management Consultant **Prior business experience:** • President of Richard R. Pivirotto Company, Inc., an independent management consulting firm since 1981. • Previously served as President and Chairman of Associated Dry Goods Corp., a chain of retail department stores, of which he also served as a director until 1986. **Public company directorships:** General American Investors Company, Inc., The New York Life Insurance Company and Connecticut Community Bank N.A.
Don C. Stark . . . . **Age:** 52 **Director since:** 2005 **Audit Committee** **Research and Development Committee**	**Principal occupation:** Marketing and Business Development Consultant **Prior business experience:** • Chief Executive Officer and President of Whistler Associates, Inc., a marketing and strategic planning consulting firm for companies focused on oncology, since 1996. • From 1980 to 1995, Mr. Stark served in various market research, marketing and business development positions at Bristol-Myers Squibb Oncology Division, Immunex and Repligen, all in the fields of oncology and immunology. • From 2002 to the present, he has concurrently served as partner and member of the Board of Directors of Strategic Answers, Inc., a strategic planning consulting firm.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO ELECT EACH OF OUR EIGHT NOMINEES TO THE BOARD OF DIRECTORS FOR A ONE-YEAR TERM UNTIL THE 2007 ANNUAL MEETING OF STOCKHOLDERS.

PROPOSAL 2—APPROVAL OF THE IMMUNOMEDICS, INC. 2006 STOCK INCENTIVE PLAN

In October 2006, the Board of Directors adopted the Immunomedics, Inc. 2006 Stock Incentive Plan (the "2006 Plan"), subject to stockholder approval. The Board of Directors has directed that the proposal to approve the 2006 Plan be submitted to the Company's stockholders for their approval at the Annual Meeting. Stockholder approval is being sought (i) in order to meet the listing requirements of the NASDAQ Global Market, (ii) so that compensation attributable to grants under the 2006 Plan may qualify for an exemption from the $1 million deduction limit under section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") (see discussion of "Federal Income Tax Consequences" below), and (iii) in order for incentive stock options to meet the requirements of the Code.

The Board of Directors believes that the 2006 Plan will further the Company's compensation strategy. The Company's ability to continue to attract, retain and motivate top quality employees and non-employee directors is material to the Company's success. The Board of Directors believes that the interests of the Company and its stockholders will be advanced if the Company can offer its employees, non-employee directors, consultants and advisors the opportunity to acquire or increase their proprietary interests in the Company by receiving grants under the 2006 Plan.

The Company currently maintains the Immunomedics, Inc. 2002 Stock Option Plan (the "2002 Stock Option Plan"), which, as of September 30, 2006 had 5,349,700 shares reserved for issuance pursuant to outstanding grants and 1,386,925 additional shares remaining available for future grant. The 2006 Plan is intended to replace the 2002 Stock Option Plan. If the 2006 Plan is approved by the Company's stockholders, then no further grants will be made under the 2002 Stock Option Plan, and all grants outstanding under the 2002 Stock Option Plan will be transferred to this 2006 Plan.

If approved by the stockholders, the 2006 Plan will become effective on December 6, 2006 (the "Plan Effective Date").

The material terms of the 2006 Plan are summarized below. A copy of the full text of the 2006 Plan is attached to this Proxy Statement as Appendix D. This summary of the 2006 Plan is not intended to be a complete description of the 2006 Plan and is qualified in its entirety by the actual text of the 2006 Plan to which reference is made.

Material Features of the 2006 Plan

General. The 2006 Plan is divided into three separate equity incentive programs: (i) the Discretionary Grant Program under which eligible persons may receive grants of incentive stock options, non-statutory stock options or stock appreciation rights ("SARs"); (ii) the Stock Issuance Program under which eligible persons may receive shares of the Company's common stock (the "Common Stock") pursuant to restricted stock awards, restricted stock units ("RSUs"), performance share awards or other stock-based awards which vest upon completion of a designated service period or the attainment of pre-established performance goals, or shares of Common Stock may be issued as fully-vested bonuses for services rendered; and (iii) the Automatic Grant Program under which eligible non-employee directors will automatically receive grants at designated intervals over their period of continued service on the Board of Directors.

Subject to adjustments in certain circumstances as described below, the 2006 Plan authorizes up to 12,000,000 shares of Common Stock for issuance, which is comprised of 6,736,625 shares of Common Stock available for issuance under the 2002 Stock Option Plan on the Plan Effective Date (including 5,349,700 shares subject to outstanding options under the 2002 Stock Option Plan at that time) and an additional increase of 5,263,375 shares of Common Stock.

If and to the extent grants under the 2006 Plan terminate, expire or are cancelled, forfeited, exchanged or surrendered, the shares subject to such grants will become available again for purposes of the 2006 Plan. In addition, the 2006 Plan provides that if any shares of Common Stock are surrendered to pay the exercise price of an option or withheld for purposes of satisfying the Company's minimum tax withholding obligations in connection with the issuance, exercise or vesting of a grant, then the authorized reserve of Common Stock under the 2006 Plan will be reduced by the gross number of shares for which the option is exercised (rather than the net number of shares issued under the exercised stock option) or the gross number of shares issued, exercised or vested under such grant (calculated in each instance prior to any such share withholding).

The 2006 Plan provides that the maximum aggregate number of shares of Common Stock with respect to which grants may be made to any individual during any calendar year is 500,000 shares, subject to adjustment as described below. All grants under the 2006 Plan will be expressed in shares of Common Stock.

Administration. The Compensation Committee will have sole and exclusive authority to administer and interpret the Discretionary Grant and Stock Issuance Programs with respect to officers and directors of the Company subject to the short-swing profit liabilities of section 16 of the Securities Exchange Act of 1934, as amended. With respect to all other persons, the Board of Directors may vest administration and interpretation of the Discretionary Grant and Stock Issuance Programs in the Compensation Committee or a secondary committee consisting of non-employee directors appointed by the Board of Directors to administer the Discretionary Grant and Stock Issuance Programs (the "Secondary Committee"), or retain the power to administer and interpret such Programs. Notwithstanding the foregoing, the Board of Directors will approve and administer all grants under the Discretionary Grant and Stock Issuance Programs made to non-employee directors. Administration of the Automatic Grant Program will be self-executing in accordance with the terms of that Program; provided, however, that the Compensation Committee may establish from time to time the specific number of shares to be subject to the initial and annual grants made to non-employee directors under that Program. To the extent that the Board of Directors, Compensation Committee, or Secondary Committee administers the 2006 Plan, references herein to the "Plan Administrator" will be deemed to refer to such Board of Directors, Compensation Committee, or Secondary Committee.

Generally, the Plan Administrator has the full power and authority to establish such rules and regulations as it may deem appropriate for proper administration of the Discretionary Grant and Stock Issuance Programs and to make such determinations under, and issue such interpretations of, the provisions of those Programs and any outstanding grants thereunder as it may deem necessary or advisable. Specifically, the Plan Administrator is authorized to determine (i) which eligible persons are to receive grants under the Discretionary Grant and Stock Issuance Programs, (ii) the time or times when grants under those Programs are to be made, (iii) the number of shares to be covered by grants under those Programs, (iv) the time or times when a grant under the Discretionary Grant Program is to vest and become exercisable, (v) the maximum term for which grants under the Discretionary Grant Program are to remain outstanding, (vi) the status of a option granted under the Discretionary Grant Program as either an incentive stock option or a non-statutory stock option, (vii) the vesting and issuance schedules applicable to the shares subject to a grant under the Stock Issuance Program, and (viii) the applicable conversion rates for performance share awards and the cash consideration (if any) payable for shares issuable under the Stock Issuance Program.

The Compensation Committee presently consists of Dr. Jaffe, Mr. Markison, Ms. Paetzold and Mr. Pivirotto, each of whom is a non-employee director of the Company.

Eligibility for Participation. All employees of the Company and its subsidiaries, all non-employee directors of the Company and its subsidiaries, and consultants and other independent advisors who provide services to the Company and its subsidiaries are eligible to receive grants under the Discretionary Grant and Stock Issuance Programs. As of September 30, 2006, approximately 100 employees, six non-employee directors, and no consultants and other independent advisors would be eligible to receive grants under the Discretionary Grant and Stock Issuance Programs.

Only individuals who first become non-employee directors on or after the Plan Effective Date (whether through appointment by the Board of Directors or election by the stockholders) and individuals who continue to serve as non-employee directors on or after the Plan Effective Date will be eligible to participate in the Automatic Grant Program. A non-employee director who has previously been in the employ of the Company or its subsidiaries will not be eligible to receive a grant under the Automatic Grant Program at the time he or she first becomes a non-employee director; provided, however, that such non-employee director will be eligible to receive periodic grants under the Automatic Grant Program while he or she continues to serve as a non-employee director. As of September 30, 2006 , approximately six non-employee directors would be eligible to receive grants under the Automatic Grant Program.

Awards under the Discretionary Grant Program.

Incentive Stock Options. The Plan Administrator may grant options intended to qualify as incentive stock options within the meaning of section 422 of the Code ("ISOs") or "nonstatutory stock options" that are not intended to so qualify ("NSOs") or any combination of ISOs and NSOs. Anyone eligible to participate in the 2006 Plan may receive a grant of NSOs. Only employees of the Company and its subsidiaries may receive a grant of ISOs.

The Plan Administrator will fix the exercise price per share of options on the date of grant. The exercise price of options granted under the 2006 Plan may not be less than the fair market value of the underlying shares of Common Stock on the date of grant. However, if the grantee of an ISO is a person who holds more than 10% of the total combined voting power of all classes of outstanding stock of the Company, the exercise price per share of an ISO granted to such person must be at least 110% of the fair market value of a share of Common Stock on the date of grant. To the extent that the aggregate fair market value of shares of Common Stock, determined on the date of grant, with respect to which ISOs become exercisable for the first time by a grantee during any calendar year exceeds $100,000, such ISOs will be treated as NSOs.

The Plan Administrator will determine the term of each option; provided, that the term may not exceed seven years from the date of grant and, if the grantee of an ISO is a person who holds more than 10% of the combined voting power of all classes of outstanding stock of the Company, the term of the ISO may not exceed five years from the date of grant. The Plan Administrator will also determine the terms and conditions of options, including when they become exercisable.

A grantee may exercise an option by delivering notice of exercise to the Company. The grantee will pay the exercise price and any withholding taxes for the option: (i) in cash or check made payable to the Company, (ii) by delivering shares of Common Stock held by the grantee for the requisite period to avoid any additional charges to the Company's earnings for financial reporting purposes, or (iii) pursuant to a cashless exercise in which a brokerage firm will effect an immediate sale of the shares and remit funds (out of the sale proceeds) to the Company, and the Company will deliver certificates for the shares directly to the brokerage firm.

The Plan Administrator will determine under what circumstances a grantee may exercise an option that is outstanding at the time of the grantee's cessation of service or death. Generally, any option outstanding at the time of the grantee's cessation of service for any reason will remain exercisable for such period of time thereafter as determined by the Plan Administrator and set forth in the award agreement; provided, however, that no such option will be exercisable after the expiration of the option term. In addition, any option held by the grantee at the time of the grantee's death and exercisable in whole or in part at that time may be subsequently exercised by the personal representative of the grantee's estate or by the person or persons to whom the option is transferred pursuant to the grantee's will or the laws of inheritance or by the grantee's designated beneficiary or beneficiaries of that option. The 2006 Plan also provides that during the applicable post-service exercise period, an option may not be exercised for more than the number of vested shares for which the option is at the time exercisable. No additional shares will vest under the option following the grantee's cessation of service, except to the extent specifically authorized by the Plan Administrator in its sole discretion. Upon the expiration of the applicable exercise period or (if earlier) upon the expiration of the option term, the option will terminate and cease to be outstanding for any shares for which the option has not been exercised. If a grantee's service ceases on account of the grantee's misconduct or the grantee otherwise engages in misconduct, then the grantee's options will terminate immediately.

The Plan Administrator may, in its sole discretion, (i) extend the period of time for which the option is to remain exercisable following the grantee's cessation of service as the Plan Administrator deems appropriate, but in no event beyond the expiration of the option term, (ii) include an automatic extension provision whereby the specified post-service exercise period in effect for any option granted under the Discretionary Grant Program will automatically be extended by an additional period of time equal in duration to any interval within the specified post-service exercise period during which the exercise of that option or the immediate sale of the shares acquired under such option can not be effected in compliance with applicable federal and state securities laws, but in no event beyond the expiration date of the term of that option, and (iii) permit the option to be exercised, during the applicable post-service exercise period, not only with respect to the number of vested shares of Common Stock, but also with respect to one or more additional installments in which the grantee would have vested had the grantee continued in service.

SARs. The Plan Administrator may also grant SARs to anyone eligible to receive option grants under the Discretionary Grant Program. There are two types of SARs: (i) tandem stock appreciation rights ("Tandem SARs") and (ii) stand-alone stock appreciation rights ("Stand-alone SARs"). A grantee may exercise a Tandem SAR by exercising the underlying option for shares of Common Stock or, with the approval of the Plan Administrator, surrendering the underlying option in exchange for a distribution in an amount equal to the excess of the fair market value of the number of shares of Common Stock in which the grantee is vested under the surrendered option over the aggregate exercise price payable for such vested shares. If the Plan Administrator approves a surrender of the underlying option, then distribution will be made in shares of Common Stock. If the Plan Administrator does not approve surrender of the underlying option, then the grantee will retain whatever rights the grantee had under the surrendered option (or surrendered portion thereof) on the option surrender date and may exercise such rights at any time prior to the later of (i) five (5) business days after the receipt of the rejection notice or (ii) the last day on which the option is otherwise exercisable in accordance with the terms of the option agreement, but in no event later than the specified expiration date of the option term.

A grantee may exercise a Stand-Alone SAR upon such terms and conditions as the Plan Administrator may establish. Upon exercise of a Stand-Alone SAR, the grantee will receive a distribution in an amount equal to the excess of (i) the aggregate fair market value (on the exercise date) of the shares of Common Stock underlying the Stand-Alone SAR, over the aggregate base price in effect for those shares. The base price per share of a Stand-Alone SAR may not be less than the fair market value per underlying share of Common Stock on the grant date. Distribution with respect to an exercised Stand-Alone SAR will be made in shares of Common Stock. No Stand-Alone SAR may have a term in excess of seven years from the grant date.

The provisions governing the exercise of Tandem and Stand-Alone SARs following the cessation of a grantee's service will be substantially the same as those applicable to options granted under the Discretionary Grant Program.

Awards Under the Stock Issuance Program.

Stock Awards. The Plan Administrator may issue shares of Common Stock subject to restrictions or no restrictions as determined by the Plan Administrator and set forth in the stock issuance agreement. Shares of Common Stock may be issued under the Stock Issuance Program for (i) cash or check made payable to the Company, (ii) past services rendered to the Company or its subsidiary, or (iii) any other valid consideration under the Delaware General Corporation Law, as determined by the Plan Administrator.

A grantee will have full stockholder rights with respect to shares of Common Stock issued to the grantee under the Stock Issuance Program, whether or not the grantee's interest in those shares is vested. Accordingly, the grantee will have the right to vote such shares and to receive any dividends paid on such shares, subject to any applicable vesting requirements.

If a grantee ceases service with the Company while holding one or more unvested shares of Common Stock or should the performance objectives not be attained with respect to one or more such unvested shares of Common Stock, then those shares will be immediately surrendered and cancelled, and the grantee will have no further stockholder rights with respect to those shares. To the extent the surrendered shares were previously issued to the grantee for consideration paid in cash or cash equivalent, the Company will repay to the grantee the lower of (i) the cash consideration paid for the surrendered shares or (ii) the fair market value of those shares at the time of cancellation. In certain circumstances, the Plan Administrator may, in its discretion, waive the surrender and cancellation of one or more unvested shares of Common Stock which would otherwise occur upon the cessation of the grantee's service or the non-attainment of the performance objectives applicable to those shares.

Share Right Awards, RSUs and Performance Share Awards. The Plan Administrator may also issue shares of Common Stock pursuant to (i) share right awards or RSUs which entitle the grantee to receive the shares underlying those awards or RSUs upon the attainment of pre-established performance goals, satisfaction of specified service requirements, or the expiration of a designated time period following the vesting of such awards or RSUs, and (ii) performance share awards under which the actual number of shares of Common Stock issuable under each such award will vary in relation to the Company's success in attaining one or more pre-established performance goals. The Plan Administrator will establish the issue price for such awards, which may not be less than the fair market value per share of the Common Stock on the issuance date.

A grantee will not have any stockholder rights with respect to the shares of Common Stock subject to an RSU or other share right award until that award vests and the shares of Common Stock are actually issued thereunder; provided, however, that dividend-equivalent units may be paid or credited, either in cash or in actual or phantom shares of Common Stock, on outstanding RSUs or share right awards, subject to such terms and conditions as the Plan Administrator may deem appropriate.

Outstanding share right awards or RSUs under the Stock Issuance Program will automatically terminate, and no shares of Common Stock will actually be issued in satisfaction of those awards or RSUs, if the performance goals or service requirements established for such awards or RSUs are not attained or satisfied. In certain circumstances, however, the Plan Administrator, may issue vested shares of Common Stock under one or more outstanding share right awards or RSUs as to which the designated performance goals or service requirements have not been attained or satisfied.

Awards Under the Automatic Grant Program.

Initial Grants. Under the Automatic Grant Program, each individual who is first elected or appointed as a non-employee director at any time on or after the Effective Date of the 2006 Plan will automatically be granted, on the date of such initial election or appointment, up to 10,000 nonqualified stock options and up to 5,000 RSUs. The Plan Administrator will determine the actual number of nonqualified stock options and RSUs at the time of each such initial grant. Initial option grants under the Automatic Grant Program will be fully vested on the date of grant and have an exercise price equal to the fair market value of the Common Stock on the date of grant, a maximum term of seven years from the date of grant and a post-termination exercise period of 12 months following the date of the non-employee director's cessation of service on account of the director's death. RSUs granted to newly appointed or elected non-employee directors will vest upon such director's completion of one year of service as a non-employee director from the date of grant. Notwithstanding the foregoing, initial RSU grants under the Automatic Grant Program will immediately vest upon a non-employee director's cessation of service as a non-employee director by reason of death or permanent disability.

Annual Grants. In addition to the foregoing initial grants, each individual who continues to serve as a non-employee director on the date of each annual stockholders meeting beginning with the 2007 Annual

Meeting, will automatically receive an additional annual grant of up to 10,000 nonqualified stock options and up to 5,000 RSUs. The Plan Administrator will determine the actual number of nonqualified stock options and RSUs at the time of each such annual grant. Annual option grants under the Automatic Grant Program will be fully vested on the date of grant and have an exercise price equal to the fair market value of the Common Stock on the date of grant, a maximum term of seven years from the date of grant and a post-termination exercise period of 12 months following the date of the non-employee director's cessation of service on account of the director's death. Annual RSU grants will vest in full upon the earlier of (i) the director's completion of one year of service as a non-employee director from the date of grant, or (ii) the director's continuation in service through the day immediately preceding the next annual stockholders meeting following the date of grant. Notwithstanding the foregoing, annual RSU grants under the Automatic Grant Program will immediately vest upon a non-employee director's cessation of service as a non-employee director by reason of death or permanent disability.

Qualified Performance-Based Compensation. The 2006 Plan permits the Plan Administrator to impose objective performance goals that must be met with respect to grants under the Stock Issuance Program in order for the grants to be considered qualified performance-based compensation for purposes of section 162(m) of the Code (see "Federal Income Tax Consequences" below). The performance goals, to the extent designed to meet the requirements of section 162(m) of the Code, will be based on one or more of the following measures: (i) return on total stockholder equity; (ii) earnings per share of Common Stock; (iii) net income or operating income (before or after taxes); (iv) earnings before interest, taxes, depreciation and amortization; (v) earnings before interest, taxes, depreciation, amortization and charges for stock-based compensation, (vi) sales or revenue targets; (vii) return on assets, capital or investment; (viii) cash flow; (ix) market share; (x) cost reduction goals; (xi) budget comparisons; (xii) measures of customer satisfaction; (xiii) any combination of, or a specified increase in, any of the foregoing; (xiv) new product development or successful completion of research and development projects; and (xv) the formation of joint ventures, research or development collaborations, or the completion of other corporate transactions intended to enhance the Company's revenue or profitability or enhance its customer base. The performance goals may be based upon the attainment of specified levels of the Company's performance under one or more of the foregoing measures relative to the performance of other entities and on the performance of any of the Company's business units or divisions or any subsidiary.

Adjustment Provisions. If there is any change in the number or kind of shares of Common Stock by reason of a stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Common Stock as a class without the Company's receipt of consideration, or if any spin-off of one or more subsidiaries result in a substantial reduction in the fair market value of the outstanding Common Stock, (i) the maximum number and/or class of securities issuable under the 2006 Plan, (ii) the maximum number and/or class of securities for which any one person may receive grants under the 2006 Plan each year, (iii) the maximum number and/or class of securities for which stock option grants and restricted stock unit awards may subsequently be made under the Automatic Grant Program to new and continuing non-employee directors, (iv) the number and/or class of securities and the exercise or base price per share in effect under each outstanding grant under the Discretionary Grant Program and (v) the number and/or class of securities subject to each outstanding grant under the Stock Issuance Program will be appropriately adjusted by the Plan Administrator to reflect any increase or decrease in the number or kind of issued shares of Common Stock in order to preclude, to the extent practicable, the enlargement or dilution of the rights and benefits under such grants.

Change in Control; Hostile Take-Over.

Discretionary Grant Program. Under the Discretionary Grant Program, in the event of a change in control, all outstanding awards will automatically accelerate and become fully exercisable immediately prior to the effective date of the change in control, unless such awards (i) are to be assumed by the successor corporation or are otherwise to continue in full force and effect pursuant to the terms of the change in control transaction, (ii) are to be replaced with a cash retention program of the successor corporation, or (iii) are subject to other limitations imposed by the Plan Administrator. All outstanding Company repurchase rights under the

Discretionary Grant Program will automatically terminate and the shares of Common Stock subject to those rights will immediately vest in full, unless such rights are to be assigned to the successor corporation or precluded by other limitations imposed by the Plan Administrator. Notwithstanding the foregoing, in the event of a change in control, the Plan Administrator may (i) accelerate the vesting of one or more outstanding awards whether or not such awards are to be assumed in the change in control transaction, (ii) terminate one or more of the Company's repurchase rights, or (iii) accelerate the vesting of one or more outstanding awards upon the subsequent termination of the grantee's service within a designated period following the effective date of the change in control.

In the event of a hostile take-over, the Plan Administrator may, in its sole discretion, (i) accelerate all outstanding awards under the Discretionary Grant Program immediately prior to the effective date of a hostile take-over, terminate the Company's repurchase rights upon consummation of a hostile take-over, or (iii) condition the automatic acceleration of one or more outstanding awards and termination of one or more of the Company's repurchase rights upon the subsequent termination of the grantee's service within a designated period following the effective date of such hostile take-over.

Stock Issuance Program. Under the Stock Issuance Program, in the event of a change in control, all of the Company's outstanding repurchase rights will automatically terminate, and shares of Common Stock subject to such terminated rights will immediately vest in full, unless (i) such repurchase rights are to be assigned to the successor corporation or are otherwise to continue in full force and effect pursuant to the terms of the change in control transaction, or (ii) such accelerated vesting is precluded by other limitations imposed in the Stock Issuance Program. The Plan Administrator may, in its sole discretion, accelerate the vesting of one or more unvested awards under the Stock Issuance Program, in whole or in part, upon a change in control or upon the subsequent termination of the grantee's service within a designated period following the effective date of the change in control. In the event of a hostile take-over, the Plan Administrator may, in its sole discretion, accelerate the vesting of one or more unvested awards under the Stock Issuance Program, in whole or in part, upon the occurrence of a hostile take-over, or upon the subsequent termination of the grantee's service within a period following the effective date of the hostile take-over.

Automatic Grant Program. Under the Automatic Grant Program, if a change in control or hostile take-over occurs whiles the non-employee director remains in service, then the shares of Common Stock subject to any outstanding RSUs will vest in full and be issued to the non-employee director as soon as administratively practicable, but in no event later than fifteen business days after the effective date of such change in control or hostile take-over.

Transferability of Grants. Only the grantee may exercise rights under a grant during the grantee's lifetime. A grantee may not transfer those rights except by will or the laws of descent and distribution; provided, however, that a grantee may transfer a grant other than an ISO pursuant to a domestic relations order. The Plan Administrator may also provide, in a grant agreement, that a grantee may transfer NSOs to his or her family members, or one or more trusts or other entities for the benefit of or owned by such family members, consistent with applicable securities laws, according to such terms as the Plan Administrator may determine.

No Repricing of Options. The Plan Administrator may not amend the 2006 Plan or options and SARs previously granted under the 2006 Plan to permit a repricing of options and SARs, without prior stockholder approval.

Amendment and Termination of the 2006 Plan. The Board of Directors may amend or terminate the 2006 Plan at any time, subject to stockholder approval if such approval is required under any applicable laws or stock exchange requirements. The 2006 Plan will terminate upon the earliest to occur of (i) December 6, 2016, (ii) the date on which all shares available for issuance under the 2006 Plan have been issued as fully vested shares, or (iii) the termination of all outstanding awards in connection with a change in control. If the 2006 Plan terminates on December 6, 2016, then all awards outstanding at that time will continue in full force and effect in accordance with the provisions of the respective grant agreements.

Grants Under the 2006 Plan. No grants have been made under the 2006 Plan. Grants under the Discretionary Grant Program and the Stock Issuance Program are discretionary, so it is not currently possible to predict the number of shares of Common Stock that will be granted or who will receive grants under the Discretionary Grant and Stock Issuance Programs after the Annual Meeting. In addition, it is also not currently possible to predict the actual number of shares of Common Stock that will be granted or who will receive grants under the Automatic Grant Program after the Annual Meeting, since the actual number of shares of Common Stock subject to a grant under the Automatic Grant Program will be determined by the Plan Administrator at the time of grant, and it is not currently possible to predict who will be elected or appointed as a non-employee director or which non-employee director will continue to serve as a non-employee director after the Annual Meeting.

The last sales price of the Company's Common Stock on September 29, 2006, was $1.78 per share.

Federal Income Tax Consequences

The federal income tax consequences of grants under the 2006 Plan will depend on the type of grant. The following description provides only a general description of the application of federal income tax laws to grants under the 2006 Plan. This discussion is intended for the information of stockholders considering how to vote at the Meeting and not as tax guidance to grantees, as the consequences may vary with the types of grants made, the identity of the grantees and the method of payment or settlement. The summary does not address the effects of other federal taxes (including possible "golden parachute" excise taxes) or taxes imposed under state, local, or foreign tax laws.

From the grantees' standpoint, as a general rule, ordinary income will be recognized at the time of delivery of shares of Common Stock or payment of cash under the 2006 Plan. Future appreciation on shares of Common Stock held beyond the ordinary income recognition event will be taxable as capital gain when the shares of Common Stock are sold. The tax rate applicable to capital gain will depend upon how long the grantee holds the shares. The Company, as a general rule, will be entitled to a tax deduction that corresponds in time and amount to the ordinary income recognized by the grantee, and the Company will not be entitled to any tax deduction with respect to capital gain income recognized by the grantee.

Exceptions to these general rules arise under the following circumstances:

(i) If shares of Common Stock, when delivered, are subject to a substantial risk of forfeiture by reason of any employment or performance-related condition, ordinary income taxation and the Company's tax deduction will be delayed until the risk of forfeiture lapses, unless the grantee makes a special election to accelerate taxation under section 83(b) of the Code.

(ii) If an employee exercises a stock option that qualifies as an ISO, no ordinary income will be recognized, and the Company will not be entitled to any tax deduction, if shares of Common Stock acquired upon exercise of the stock option are held until the later of (A) one year from the date of exercise and (B) two years from the date of grant. However, if the employee disposes of the shares acquired upon exercise of an ISO before satisfying both holding period requirements, the employee will recognize ordinary income to the extent of the difference between the fair market value of the shares on the date of exercise (or the amount realized on the disposition, if less) and the exercise price, and the Company will be entitled to a tax deduction in that amount. The gain, if any, in excess of the amount recognized as ordinary income will be long-term or short-term capital gain, depending upon the length of time the employee held the shares before the disposition. The built-in appreciation on exercise of an incentive stock option can result in disadvantages under the individual alternative minimum tax, in that the appreciation is treated as an item of tax preference that may be taxable at the time of exercise rather than disposition even if the disposition is not a disqualifying disposition.

(iii) A grant may be subject to a 20% tax, in addition to ordinary income tax, at the time the grant becomes vested, plus interest, if the grant constitutes deferred compensation under section 409A of the Code and the requirements of section 409A of the Code are not satisfied.

Section 162(m) of the Code generally disallows a publicly held corporation's tax deduction for compensation paid to its chief executive officer or any of its four other most highly compensated officers in excess of $1 million in any year. Qualified performance-based compensation is excluded from the $1 million deductibility limit, and therefore remains fully deductible by the corporation that pays it. The Company intends that options and SARs granted under the 2006 Plan will be qualified performance-based compensation. Stock awards, RSUs, performance share awards, and other stock-based awards granted under the 2006 Plan will be designated as qualified performance-based compensation if the 2006 Plan Administrator conditions such grants on the achievement of specific performance goals in accordance with the requirements of section 162(m) of the Code.

The Company has the right to require that grantees pay to the Company, an amount necessary for the Company to satisfy its federal, state or local tax withholding obligations with respect to grants. The Plan Administrator may permit a grantee to satisfy the Company's withholding obligation with respect to grants paid in Common Stock by having shares withheld or by delivering shares previously acquired by the grantee, at the time the grants become taxable, provided that the number of shares withheld or delivered does not exceed the individual's minimum applicable withholding tax rate for federal, state and local tax liabilities.

Vote Required for Approval

The proposal to approve the 2006 Plan and the increase in the number of shares reserved for the 2006 Plan requires for its approval the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on this proposal. A properly executed proxy marked "Abstain" with respect to this proposal will be counted for purposes of determining whether there is a quorum.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL 2 TO APPROVE THE PROPOSED IMMUNOMEDICS, INC. 2006 STOCK INCENTIVE PLAN.

PROPOSAL 3—RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee, with the approval of the Board of Directors, has selected the firm of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2007. Ernst & Young LLP has been employed by us to audit our consolidated financial statements since July 2002.

Ernst & Young LLP has advised our Audit Committee that it is "independent" of us within the meaning of Rule 2-01 of SEC Regulation S-X, as amended by the SEC on November 21, 2000.

A description of the services provided by Ernst & Young LLP, and the fees we paid for such services, can be found under the heading "Independent Registered Public Accounting Firm" on page 44 of this proxy statement.

The affirmative vote of a majority of the shares voted at the Annual Meeting is required to ratify the appointment of our independent registered public accounting firm. In the event the stockholders do not ratify Ernst & Young LLP as our independent registered public accounting firm, the Audit Committee will reconsider its appointment.

A representative of Ernst & Young LLP is expected to be present at our Annual Meeting. This representative will have an opportunity to make a statement, if he or she desires to do so, and will be available to respond to appropriate questions.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO RATIFY THE SELECTION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JUNE 30, 2007.

OWNERSHIP OF OUR COMMON STOCK

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of October 11, 2006 for: (i) the executive officers named in the Summary Compensation Table on page 31 of this proxy statement; (ii) each of our directors and director nominees; (iii) all of our current directors and executive officers as a group; and (iv) each stockholder known by us to own beneficially more than five percent (5%) of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.

The SEC deems shares of common stock that may be acquired by an individual or group by December 9, 2006 (60 days after October 11, 2006) pursuant to the exercise of options, warrants or other convertible securities to be outstanding for the purpose of computing the percentage ownership of such individual or group, but such securities are not deemed to be outstanding for the purpose of computing the percentage ownership of any other stockholder shown in the table. Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them based on information provided to us by these stockholders. Percentage ownership is based on 57,538,031 shares of common stock outstanding on October 11, 2006.

Names and addresses**	Shares Beneficially Owned*** Number	Percent
Dr. David M. Goldenberg(1)	8,800,063	14.6%
Cynthia L. Sullivan(2)	8,862,273	14.7%
Dr. Morton Coleman(3)	371,500	*
Dr. Marvin E. Jaffe(4)	107,700	*
Richard R. Pivirotto(5)	120,000	*
Mary E. Paetzold(6)	63,300	*
Brian A. Markison(5)	12,500	*
Don C. Stark(5)	12,500	*
Gerard G. Gorman(5)	325,000	*
All Directors and Executive Officers as a group (9 persons)(7)	10,027,402	17.4%
FMR Corp.(8) 82 Devonshire Street Boston, MA 02109	4,987,700	8.7%
Deborah S. Orlove(9) 200 L Street N.W., Suite 675 Washington, D.C. 20036	2,969,069	5.2%

* Represents beneficial ownership of less than 1% of our outstanding shares of common stock.

** Except as noted, the address of each of person listed in the above table is c/o Immunomedics, Inc., 300 American Road, Morris Plains, New Jersey 07950. All information in the table is based upon reports filed with the SEC or upon the 2006 Questionnaire for Directors, Officers and Five Percent Stockholders submitted to us in connection with the preparation of this proxy statement.

*** Included with each share of common stock is a Preferred Share Purchase Right to acquire one one-thousandth of a share of our Series G Junior Participating Preferred Stock, par value $0.01 per share, which Preferred Share Purchase Rights are not presently exercisable.

(1) Consists of (i) 4,295,578 shares held by Dr. Goldenberg; (ii) 12,743 shares held by Ms. Sullivan, Dr. Goldenberg's wife; (iii) 10,000 shares held jointly by Dr. Goldenberg and Ms. Sullivan; (iv) 723,894 shares held by Dr. Goldenberg as beneficial owner of three grantor retained annuity trusts; (v) 823,388 shares held by the David M. Goldenberg Millennium Trust; (vi) 34,725 shares held by our majority-owned subsidiary, IBC Pharmaceuticals, Inc., of which Dr. Goldenberg is a director; (vii) 11,200 shares as to which Ms. Sullivan has voting or dispositive power as custodian of her children or as trustee for a trust for their benefit; (viii) 1,500,000 shares which may be acquired by Dr. Goldenberg upon exercise of options to

purchase shares of common stock; (ix) 1,145,000 shares which may be acquired by Ms. Sullivan upon exercise of options to purchase shares of common stock; (x)152,629 shares as to which Dr. Goldenberg has sole voting power pursuant to an agreement with Hildegard Gruenbaum Katz (his former wife); and (xi) 90,906 shares held by David M. Goldenberg Dynasty Trust. Dr. Goldenberg disclaims beneficial ownership with respect to an aggregate of 2,270,591 shares as listed in items (ii), (v), (vi), (vii), (ix), (x) and (xi) of the previous sentence.

(2) Consists of (i) 12,743 shares held by Ms. Sullivan; (ii) 4,295,578 shares held by Dr. Goldenberg, Ms. Sullivan's husband; (iii) 10,000 shares held jointly by Dr. Goldenberg and Ms. Sullivan; (iv) 723,894 shares held as a trustee of three grantor retained annuity trusts for the benefit of Dr. Goldenberg; (v)823,388 shares held by the David M. Goldenberg Millennium Trust; (vi) 34,725 shares held IBC Pharmaceuticals, Inc., of which Ms. Sullivan is President; (vii) 11,200 shares to which Ms. Sullivan has voting or dispositive power as custodian of her children or as trustee for a trust for their benefit; (viii)1,500,000 shares which may be acquired by Dr. Goldenberg upon exercise of options to purchase shares of common stock; (ix) 1,145,000 shares which may be acquired by Ms. Sullivan upon exercise of options to purchase shares of common stock; (x) 214,839 shares held as trustee of Escalon Foundation; and (xi) 90,906 shares held by David M. Goldenberg Dynasty Trust. Ms. Sullivan disclaims beneficial ownership with respect to an aggregate of 6,871,142 shares as listed in items (ii), (iv), (vi), (vii), (viii) (x) and (xi) of the previous sentence.

(3) Consists of (i) 60,250 shares held by Dr. Coleman's wife; (ii) 43,750 shares held by certain of his children; and (iii) 267,500 shares which may be acquired by him upon the exercise of options to purchase shares of common stock.

(4) Consists of 200 shares held directly by Dr. Jaffe and 107,500 shares that may be acquired by him upon the exercise of options to purchase shares of common stock.

(5) Represents shares that may be acquired upon the exercise of options to purchase shares of common stock.

(6) Consists of 3,300 shares held by Ms. Paetzold in her individual retirement account and 60,000 shares that may be acquired by her upon the exercise of options to purchase common stock.

(7) See Notes 1-6 above.

(8) This information is based solely on a 13-F filing as of June 30, 2006 with the SEC. Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 4,987,700 shares or 8.7% of the Common Stock outstanding of Immunomedics Incorporated as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 4,987,700 shares owned by the Funds. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

(9) Consists of (i) 451,055 shares held by Ms. Orlove; (ii) 183,000 shares held by Escalon Corporation, of which she serves as a director; (iii) 214,839 shares held as trustee of Escalon Foundation; (iv) 2,054,313 shares held as trustee of five trusts for Dr. Goldenberg's other children and grandchildren; and (v) 65,862 shares as to which Ms. Orlove has voting or dispositive power as a trustee of a trust for their benefit. Ms. Orlove disclaims beneficial ownership of all shares except to the extent she holds a pecuniary interest.

OUR CORPORATE GOVERNANCE

Our Commitment to Good Corporate Governance

We believe that in order for Immunomedics to achieve real business success while also creating value for our stockholders, it is essential that we maintain a commitment to excellence in corporate governance and an environment of the highest ethical standards. Our Board of Directors is committed to high governance standards and to continually work to improve them. During the past year, we have reviewed our corporate governance practices with particular care in light of the Sarbanes-Oxley Act of 2002. We also reviewed with our outside accountants, legal counsel and other professional advisors the recently released rules of the SEC, as well as other proposed SEC rules and regulations and listing requirements of the NASDAQ Global Market. We have also compared our governance practices against those identified as best practices by various authorities and other public companies.

Role of Our Board of Directors

Our Board of Directors currently consists of eight members, although we regularly seek additional qualified candidates to consider joining the Board of Directors. The Board of Directors monitors overall corporate performance and the integrity of our financial controls and legal compliance procedures. It appoints senior management and oversees succession planning and senior management's performance and compensation. The Board oversees Immunomedics' long and short term strategic and business planning, and conducts a year-long process that culminates in Board review and approval each year of a business plan, a capital expenditures budget and other key financial and business objectives.

Members of the Board keep informed about our business and operations through discussions with the Chairman and other members of our senior management team, by reviewing materials provided to them on a regular basis as well as in preparation for Board and committee meetings, and by actively participating in meetings of the Board and its committees. We regularly review key portions of our business with the Board, including our clinical and pre-clinical development programs. We also make it a practice to introduce our senior executives to the Board so that the Board can become familiar with our key talent. From time to time we also conduct Board education sessions when appropriate.

In fiscal 2006, the Board of Directors met nine times. Each director attended at least 75% of the total number of meetings of the Board of Directors and all committees of the Board on which such director served.

Directors are encouraged, but are not required, to attend our Annual Meeting of Stockholders. All of the eight directors attended the Company's 2005 Annual Meeting of Stockholders.

Business Ethics and Compliance

Our Board of Directors has a Company-wide ethics awareness program and an enhanced compliance program that has been communicated to all employees. We have adopted a code of ethics for its CEO and senior financial officers, which complies with Item 406(b) of SEC Regulation S-K and is available on our Internet site at www.immunomedics.com. In addition, all of our directors, officers and employees must act ethically and in accordance with our Code of Business Conduct (the "Code of Business Conduct"). The Code of Business Conduct satisfies the definition of "code of ethics" under the rules and regulations of the SEC and the standards of the NASDAQ Global Market, and is available on our Internet site at www.immunomedics.com.

Independence of Non-Employee Directors

Good corporate governance requires that a majority of the Board of Directors consist of members who are "independent". There are different measures of director independence—independence under listing standards of the NASDAQ Global Market, under Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and under Section 162(m) of the Internal Revenue Code of 1986, as amended. Our Board of Directors has recently reviewed information about each of our non-employee directors and determined that each of, Dr. Marvin E. Jaffe, Ms. Mary E. Paetzold, Mr. Richard R. Pivirotto, Mr. Brian A. Markison and Mr. Don C. Stark are deemed "independent" under applicable law and the listing standards of the NASDAQ Global Market, and accordingly if all nominees are elected to the Board of Directors at the 2006 Annual Meeting of Stockholders we will have a majority of independent directors on our Board.

The Board of Directors has determined that Dr. Morton Coleman, one of our outside directors since 2000, is not deemed to be "independent" by virtue of his association with Weill Medical College of Cornell University, which is currently conducting clinical trials on the Company's behalf.

Communications with Directors

Stockholders and other interested parties may communicate directly with any director, including any non-management member of the Board of Directors, by writing to the attention of such individual at the following address: Immunomedics, Inc., 300 American Road, Morris Plains, New Jersey 07950.

Communications that are intended for the non-management directors generally should be marked "Personal and Confidential" and sent to the attention of the Chair of the Governance and Nominating Committee. The Chair will distribute any communications received to the other non-management member(s) to whom the communication is addressed. Communications that are intended for the whole Board should be sent to the attention of the Company's Secretary.

Committees of the Board

The Board currently has five standing committees: an Audit Committee; a Compensation Committee; a Governance and Nominating Committee; a Research and Development Committee; and an Executive Committee. In May, 2006, the Board of Directors agreed that the Finance Committee was no longer necessary and its functions would be performed by the Audit Committee, as a result, the Finance Committee was dissolved. A copy of the charter of the Audit Committee as adopted by our Board of Directors is attached to this proxy statement as Appendix A, a copy of the charter of the Compensation Committee as adopted by our Board of Directors is attached to this proxy statement as Appendix B and a copy of the charter of the Governance and Nominating Committee as adopted by our Board of Directors is attached to this proxy statement as Appendix C. Additionally, a copy of the charters of the Audit Committee, Compensation Committee and Governance and Nominating Committee, each as adopted by our Board of Directors, can be found on our Internet site www.Immunomedics.com. The Board is also empowered to appoint from time to time ad hoc committees to address specific matters, but did not elect to do so in fiscal 2006.

AUDIT COMMITTEE

Members in Fiscal 2006	Responsibilities	Meetings in Fiscal 2006
Dr. Jaffe, Ms. Paetzold, Mr. Pivirotto & Mr. Stark	The Audit Committee consists entirely of independent directors as defined by the listing standards of the NASDAQ Global Market. Its primary functions are to assist the Board of Directors in monitoring the integrity of our financial statements, our systems of internal control, and the appointment, independence and performance of our independent registered public accounting firm. The Audit Committee is responsible for pre-approving any engagements of our independent registered public accounting firm for non-audit services. The Audit Committee also reviews our risk management practices, strategic tax planning, preparation of quarterly and annual financial reports and our ethics and compliance processes. At each Audit Committee meeting, the Audit Committee members meet with Immunomedics' independent registered public accounting firm without management present. In addition to regular Audit Committee meetings, representatives of management, the independent registered public accounting firm and the Chairman of the Audit Committee (with other Audit Committee members also invited to participate) meet once each quarter to review the financial statements prior to the public release of earnings. The Board of Directors has determined that each member of the Audit Committee satisfies the independence standards for Audit Committee membership as set forth in Section 10A(m)(3) of the Exchange Act and the rules promulgated thereunder. In addition, the Board of Directors has determined that Ms. Paetzold satisfies the SEC's criteria for an "audit committee financial expert." You may find a more detailed description of the functions of the Audit Committee in the Audit Committee charter included as Appendix A to this proxy statement. Please see also the Audit Committee Report below. Dr. Jaffe, Ms. Paetzold and Mr. Pivirotto were members of the Audit Committee for the entire Fiscal 2006, with Mr. Stark being appointed in May 2006.	9

COMPENSATION COMMITTEE

Members in Fiscal 2006	Responsibilities	Meetings in Fiscal 2006
Mr. Markison, Ms. Paetzold, Mr. Pivirotto & Dr. Jaffe	The Compensation Committee consists entirely of directors who are (i)"Non-employee Directors" for purposes of Rule 16b-3 under the Exchange Act; (ii) satisfies the requirements of an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended; and (iii) are "independent" in accordance with the listing standards of the NASDAQ Global Market. Its primary responsibilities are to oversee compensation and employee benefit matters and management performance. The Compensation Committee reviews and determines the salaries for corporate officers and key employees and reviews and determines, by grade levels, employees who are eligible to participate in our incentive compensation plans. The Compensation Committee also oversees management of the 2002 Stock Option Plan, including the granting and certain terms of stock options, and all other compensation and benefit plans. The Compensation Committee also oversees salary grade administration for all our employees, which is used for establishing merit increases and starting salaries for new employees and is the basis for compensation reviews for all officers, including the Chief Executive Officer. When deemed appropriate, the Compensation Committee also consults with independent outside advisors for guidance on executive compensation issues. The charter of the Compensation Committee, which describes all of the Compensation Committee's responsibilities, is attached to this Proxy Statement as Appendix B. Mr. Markison, Ms. Paetzold and Mr. Pivirotto were members of the Compensation Committee for the entire Fiscal 2006, with Dr. Jaffe being appointed in September 2006. Please see also the Compensation Committee Report on Executive Compensation below.	8

GOVERNANCE AND NOMINATING COMMITTEE

Members in Fiscal 2006	Responsibilities	Meetings in Fiscal 2006
Dr. Jaffe, Ms. Paetzold, Mr. Pivirotto & Mr. Markison	The Governance and Nominating Committee (the "G&N Committee") is responsible for Board governance issues. The G&N Committee also recommends individuals to serve as directors and will consider nominees recommended by stockholders. The charter of the G&N Committee, which describes all of the G&N Committee's responsibilities, is attached to this Proxy Statement as Appendix C. The G&N Committee, will consider nominees recommended by our stockholders for election to the Board of Directors at the 2007 Annual Meeting of Stockholders, provided that any such recommendation is submitted in writing not less than 60 days nor more than 120 days before the anniversary date of the 2006 Annual Meeting of Stockholders, to the G&N Committee, c/o the Secretary of Immunomedics, at our principal executive offices, accompanied by a description of the proposed nominee's qualifications and other relevant biographical information and evidence of the consent of the proposed nominee to serve. In recommending candidates, the G&N Committee seeks individuals who possess broad training and experience in business, finance, law, government, medicine, immunology, molecular biology, management or administration and considers factors such as personal attributes, geographic location and special expertise complementary to the background and experience of the Board of Directors as a whole. In accordance with NASDAQ Rule 4350(c), which requires the G&N Committee to consist solely of independent directors, the Board of Directors recently reconstituted the G&N Committee to be comprised of Dr. Jaffe, Mr. Markison, Mr. Pivirotto and Ms. Paetzold, who are each deemed to be independent in accordance with the listing standards of the NASDAQ Global Market. Dr. Jaffe, Ms. Paetzold and Mr. Pivirotto were members of the G&N Committee for the entire Fiscal 2006, with Mr. Markison being appointed in September 2006.	5

EXECUTIVE COMMITTEE

Members in Fiscal 2006	Responsibilities	Meetings in Fiscal 2006
Dr. Goldenberg, Mr. Pivirotto & Ms. Sullivan	The Executive Committee may exercise, when the Board of Directors is not in session, all powers of the Board of Directors in the management of Immunomedics' business and affairs to the extent permitted by law, our By-laws and as specifically granted by the Board of Directors.	1

RESEARCH AND DEVELOPMENT COMMITTEE

Members in Fiscal 2006	Responsibilities	Meetings in Fiscal 2006
Dr. Coleman, Dr. Jaffe, Mr. Markison & Mr. Stark	The Research and Development Committee oversees all of our research and development programs, and in addition to reviewing budgets and plans for preclinical as well as clinical trials, meets regularly with our Chief Scientific Officer concerning our product candidate pipeline.	4

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee in fiscal 2006 were Mr. Markison, Ms. Paetzold and Mr. Pivirotto (Dr. Jaffe was appointed to the Compensation Committee in September 2006). No member of the Compensation Committee was at any time during fiscal 2006, or formerly, an officer or employee of Immunomedics, or any subsidiary of Immunomedics. No executive officer of Immunomedics has served as a director or member of the board of directors or the compensation committee (or other committee serving an equivalent function) of any other entity while an executive officer of that other entity served as a director of or member of our Board of Directors or our Compensation Committee.

Indemnification of Officers and Directors

We indemnify our directors and officers to the fullest extent permitted by law for their acts and omissions in their capacity as a director or officer of Immunomedics, so that they will serve free from undue concerns for liability for actions taken on behalf of Immunomedics. This indemnification is required under our corporate charter. We also maintain an insurance policy intended to help us meet our obligations under our indemnification covenants.

DIRECTOR COMPENSATION

We do not pay directors who are also Immunomedics employees any additional compensation for their service as a director. We do compensate our non-employee directors for their service as a director. Below we show the rate of compensation paid to our non-employee directors in fiscal 2006.

Richard R. Pivirotto, a member of our Board of Directors since 1991, was elected to serve as the Lead Outside Director, for which he will be entitled to receive additional compensation as described below.

Cash Compensation

Each director who is not an employee of Immunomedics receives:

Fees*	Fiscal 2006*	For each:
Basic retainer:	$15,000	Fiscal year
Lead Outside Director	$5,000	Fiscal year
Chairman of the Audit and Compensation Committees (each)	$2,500	Fiscal year
Attendance:	$1,500	Board meeting
	$500	Board meeting by conference telephone
	$1,500	Board committee meeting attended in person held on days when the Board does not meet
	$500 if less than one hour, or $1,000	Board committee meeting by conference telephone

* We also reimburse non-employee directors for reasonable travel and out-of-pocket expenses in connection with their service as directors.

Stock Compensation

Our non-employee directors also participate in Immunomedics' 2002 Stock Option Plan. Each director has historically received an annual grant, generally on July 1st, the first day of our fiscal year. The number of shares granted each year is generally determined by the Compensation Committee at its June meeting, subject to the approval of the entire Board of Directors. When an outside director is elected to the Board of Directors, they are awarded options for 10,000 shares of the Company's common stock.

Each option terminates upon the earlier to occur of ten years after the date of grant, or three months after the director ceases to be a member of the Board of Directors, although this 90-day period is extended to one year in the event of disability, and twelve months in the event of death.

Under our 2002 Stock Option Plan, an option becomes fully vested in the event of the death of the director. The exercise price of options granted under the 2002 Stock Option Plan is equal to the last reported market price of Immunomedics common stock as quoted on the NASDAQ Global Market on the date of grant.

In the event the proposed Immunomedics, Inc. 2006 Plan is approved by the Company's stockholders, then no further grants will be made under the 2002 Stock Option Plan. All grants outstanding under the 2002 Stock Option Plan will be transferred to the 2006 Plan. Our non-employee directors will participate in the 2006 Plan, with each director receiving a non-discretionary annual grant of up to 10,000 nonqualified stock options and up to 5,000 RSUs on the date of each annual stockholders meeting, commencing with the 2007 annual meeting.

Annual option grants will be fully vested on the date of grant and have an exercise price equal to the fair market value of the Common Stock on the date of grant, a maximum term of seven years from the date of grant and a post-termination exercise period of 12 months following the date of the non-employee director's cessation of service on account of the director's death. Annual RSU grants will vest in full upon the earlier of (i) the director's completion of one year of service as a non-employee director from the date of grant, or (ii) the director's continuation in service through the day immediately preceding the next annual stockholders meeting following the date of grant. Notwithstanding the foregoing, annual RSU grants will immediately vest upon a non-employee director's cessation of service as a non-employee director by reason of death or permanent disability.

Compensation Paid to Non-Employee Directors during Fiscal 2006

The following table shows the compensation paid to our non-employee directors for their Board service during fiscal 2006:

Name	Fiscal 2006 Cash Compensation	Number of shares underlying options granted	Option grant date	Option exercise price per share
Morton Coleman, M.D.	$23,000	10,000	7/01/05	$1.76
Marvin E. Jaffe, M.D.	$27,500	10,000	7/01/05	$1.76
Brian A. Markison	$24,500	10,000	7/01/05	$1.76
Mary E. Paetzold	$33,000	10,000	7/01/05	$1.76
Richard R. Pivirotto	$37,000	20,000	7/01/05	$1.76
Don C. Stark	$27,500	10,000	7/01/05	$1.76

COMPENSATION OF EXECUTIVE OFFICERS

Executive Officers

The following table sets forth certain information regarding our executive officers. With the exception of Dr. Goldenberg and Ms. Sullivan, whose employment agreements are described in detail below, executive officers are at-will employees.

Name	Age	Position(s) with the Company
Cynthia L. Sullivan	50	President and Chief Executive Officer
Dr. David M. Goldenberg	68	Chairman of the Board and Chief Strategic Officer
Gerard G. Gorman	55	Senior Vice President, Finance and Business Development, Chief Financial Officer

Ms. Cynthia L. Sullivan has been employed by Immunomedics since October 1985, and has served as our President and Chief Executive Officer since March 2001. She previously served as the Company's President from December 2000 to March 2001 and as Executive Vice President and Chief Operating Officer from June 1999 to December 2000. Prior to joining Immunomedics, Ms. Sullivan was employed by Ortho Diagnostic Systems, Inc., a subsidiary of Johnson & Johnson. Ms. Sullivan's educational background includes: a B.S. from Merrimack College, North Andover, Massachusetts, followed by a year of clinical internship with the school of Medical Technology at Muhlenberg Hospital, Plainfield, New Jersey, resulting in a M.T. (ASCP) certification in 1979. Ms. Sullivan completed a M.S. degree in 1986 from Fairleigh Dickinson University, where she also received her M.B.A. in December 1991. Ms. Sullivan also serves as President of our majority owned subsidiary, IBC Pharmaceuticals, Inc. In September 2002, Ms. Sullivan was elected to serve as a member of the Board of Directors of Digene Corp., a company that develops, manufactures and markets proprietary DNA and RNA testing systems for the screening, monitoring and diagnosis of human diseases.

Dr. David M. Goldenberg founded Immunomedics in July 1982, and has served continuously since that time as the Chairman of our Board of Directors. He also currently serves as our Chief Strategic Officer, having been our Chief Scientific Officer from March 2001 to June 2003. Dr. Goldenberg previously served as our Chief Executive Officer from July 1982 through July 1992, from February 1994 through May 1998 and from July 1999 through March 2001. He also serves as Chairman of the Board of Directors of IBC Pharmaceuticals, Inc., a subsidiary of Immunomedics. Dr. Goldenberg is a graduate of the University of Chicago College and Division of Biological Sciences (B.S.), the University of Erlangen-Nuremberg (Germany) Faculty of Natural Sciences (Sc.D.), and the University of Heidelberg (Germany) School of Medicine (M.D.). He has written or co-authored approximately 1,600 journal articles, book chapters and abstracts on cancer research, detection and treatment, and has researched and written extensively in the area of radioimmunodetection and radioimmunotherapy using radiolabeled antibodies. In addition to his position with Immunomedics, Dr. Goldenberg is President and a Trustee of the Center for Molecular Medicine and Immunology ("CMMI"), an independent non-profit research center, and its clinical unit, the Garden State Cancer Center. In 1985 and again in 1992, Dr. Goldenberg received an "Outstanding Investigator Grant" award from the National Cancer Institute for his work in radioimmunodetection, and in 1986 he received the New Jersey Pride Award in Science and Technology. Dr. Goldenberg was honored as the ninth Herz Lecturer of the Tel Aviv University Faculty of Life Sciences. In addition, he received the 1991 Mayneord 3M Award and Lectureship of the British Institute of Radiology and in 2002, the Elis Bervin Lectureship and Medal from the Swedish Medical Society and the Swedish Oncology Society for his contributions to the development of radiolabeled monoclonal antibodies used in the imaging and treatment of cancer. The International Society for Oncodevelopmental Biology and Medicine named Dr. Goldenberg the co-recipient of the 1994 Abbott Award. In 2005, he received the Paul Aebersold Award from the Society of Nuclear Medicine and was named the Inventor of the Year by the Research and Development Council of New Jersey. Maryann Liebert Inc., publisher of Genetic Engineering News, nominated Dr. Goldenberg in 2006 for the Forbes Enterprise Award for outstanding achievements in the scientific community.

Gerard G. Gorman has served as our Senior Vice President, Finance and Business Development, and Chief Financial Officer since June 2006 and Vice President, Finance and Chief Financial Officer since September 2001. From 1996 to 2001, Mr. Gorman was employed by the Animal Health Division of Pfizer Inc., where he was Vice President, Finance and Information Technology and Chief Financial Officer. While at Pfizer, Mr. Gorman directed strategic and long-range financial planning as well as negotiations related to acquisitions, divestitures and outsourcing of support operations. Mr. Gorman previously held a variety of other senior positions at Pfizer, including: Senior Director, Corporate Treasury Operations; Director, Administration—International Pharmaceuticals Group; Director, Finance/Assistant Treasurer International; and Manager, Benefit Financing/Senior Financial Analyst. Mr. Gorman completed a B.A. in economics from Fairfield University and received his M.B.A. from Adelphi University. Mr. Gorman also serves as a member of the Board of Directors of the Northern Ireland Children's Enterprise.

Dr. Goldenberg and Ms. Sullivan are husband and wife. There are no other family relationships between directors, executive officers or other employees.

Summary Compensation Table

The following table shows the total compensation paid or accrued during the three fiscal years ended June 30, 2006 to (1) our Chief Executive Officer, and (2) our two next most highly compensated executive officers who earned more than $100,000 during the fiscal year ended June 30, 2006 (collectively, the "Named Executive Officers").

	Annual Compensation				Long-Term Compensation	
Name, Principal Position	**Fiscal Year**	**Salary($)**	**Bonus($)**	**Other Annual Compensation($)**	**Securities Underlying Options(#)(1)**	**All Other Compensation($)(2)**
Cynthia L. Sullivan	2006	520,000	104,000	10,536	150,000	2,625
President and Chief	2005	500,000	125,000	9,576	150,000	2,625
Executive Officer	2004	500,000	125,000	8,712	150,000	2,562
Dr. David M. Goldenberg	2006	455,000(3)	80,000	109,863(4)	150,000	197,887(5)
Chairman and Chief	2005	455,000(3)	100,000	109,863(4)	150,000	184,280(5)
Strategic Officer	2004	455,000(3)	100,000	107,260(4)	150,000	200,863(5)
Gerard G. Gorman	2006	231,750	150,000	—	75,000	2,625
SVP, Finance and	2005	225,000	45,000	—	150,000	2,625
Business Development,	2004	208,384	45,000	—	50,000	2,562
Chief Financial Officer						

(1) Represents incentive stock options granted pursuant to our 2002 Stock Option Plan, except for Dr. Goldenberg who receives non-qualified stock options.

(2) Includes matching contributions made by us on behalf of each of the named executive officers under our 401(k) plan of up to $2,625 in the 2006 and 2005 fiscal years and $2,562 in the 2004 fiscal year.

(3) Includes payments for Dr. Goldenberg's services to IBC Pharmaceuticals in the amount of $55,000 for each of the three fiscal years.

(4) Includes (i) royalty payments in the amount of $100,000 paid to Dr. Goldenberg pursuant to a patent license agreement and his employment agreement; and (ii) an auto expense allowance.

(5) Includes the dollar value of (i) premiums paid by us with respect to life insurance policies maintained for the benefit of the Goldenberg Family Trust in the amount of $195,262 in fiscal 2006, $181,655 in fiscal 2005 and $187,590 in fiscal 2004; and (ii) premiums paid by us with respect to life insurance policies maintained for the benefit of Dr. Goldenberg in the amount of $13,273 in fiscal 2004.

Option Grants in Last Fiscal Year

The following table sets forth information regarding stock options granted during fiscal 2006 to each of the Named Executive Officers.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)	
Name	Number of Securities Underlying Options Granted(#)(1)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price Per Share	Expiration Date	5%	10%
Cynthia L. Sullivan	150,000	22%	$2.63	6/14/16	$248,099	$628,731
Dr. David M. Goldenberg	150,000	22	2.63	6/14/16	248,099	628,731
Gerard G. Gorman	75,000	11	2.63	6/14/16	124,049	314,366

(1) The options were granted pursuant to the Immunomedics, Inc. 2002 Stock Option Plan. The options granted to the Named Executive Officers are incentive stock options, except for Dr. Goldenberg who receives non-qualified stock options, and vest annually in four equal annual installments commencing one year from the date of grant. The exercise price of each option was equal to the closing market price of our common stock on the date of grant.

(2) The amounts shown in this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock, the optionee's continued employment through the option period and the date on which the options are exercised.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table provides information regarding the exercises of options by each of the Named Executive Officers during fiscal 2006. In addition, this table includes the number of shares covered by both exercisable and unexercisable stock options as of June 30, 2006 and the values of "in-the-money" options, which values represent the positive spread between the exercise price of any such option and the fiscal year-end value of the common stock.

			Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of the Unexercised In-The-Money Options at Fiscal Year-End(1)	
Name	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Cynthia L. Sullivan	—	—	1,145,000	150,000	$146,400	$1,500
Dr. David M. Goldenberg	—	—	1,500,000	150,000	262,500	1,500
Gerard G. Gorman	—	—	325,000	75,000	44,500	750

(1) The fair market value for our common stock was $2.64, the last sale price per share as reported by the NASDAQ Global Market on June 30, 2006.

Equity Compensation Plans

The following table provides information with respect to our compensation plans under which equity compensation is authorized as of September 30, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders(1)	5,349,700	$7.8087	1,386,925
Equity compensation plans not approved by security holders	—		—
Total	5,349,700	$7.8087	1,386,925

(1) Includes the Company's 2002 Stock Option Plan.

Retirement Plan

We maintain a retirement plan established in conformity with Section 401(k) of the Internal Revenue Code of 1986, as amended. All of our employees are eligible to participate in the retirement plan and may, but are not obligated to, contribute a percentage of their salary to the retirement plan, subject to certain limitations. Each year, we may contribute to the retirement plan a percentage of each employee's contribution to the retirement plan, which does not exceed 5.0% of the employee's salary. We may also make an additional contribution to the retirement plan. Employee contributions vest immediately. Our contributions vest 20% after two years from the date of hire and, thereafter, at the rate of 20.0% per year for the following four years. A participant also becomes fully vested upon death, retirement at age 65 or if they become disabled while an employee. Benefits are paid following termination of employment or upon the occurrence of financial hardship. It is not possible to estimate the benefits that any participant may be entitled to under the retirement plan since the amount of such benefits will be dependent upon, among other things, our future contributions, future net income earned by the contributions and forfeitures upon future terminations of employment. For the last three fiscal years we have not contributed to the retirement plan in excess of $2,625 for 2006 and 2005 and $2,562 for 2004 for any of our executive officers.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

Cynthia L. Sullivan

Employment Agreement. On June 14, 2006, we agreed to extend the existing employment agreement in effect with Cynthia L. Sullivan that sets forth the terms of her employment with the Company through December 31, 2006. The Compensation Committee intends to address her compensation based, in part, on an independent third-party consultant's review of current market conditions. During the term of her employment, we will pay Ms. Sullivan an annual base salary rate of $520,000 and an annual bonus as determined by the Compensation Committee of our Board of Directors, which in no event shall be less than 20% of the base salary. Ms. Sullivan was awarded 150,000 stock options on June 14, 2006, in accordance with the Company's 2002 Stock Option Plan. Under her employment agreement, Ms. Sullivan may participate in all benefit plans and programs to the extent she is eligible including medical and life insurance.

Under the employment agreement, if Ms. Sullivan is terminated for Cause (as defined in the employment agreement), by reason of death, unavailability (as defined in the employment agreement), or by reason of voluntary resignation, then we must pay Ms. Sullivan the base salary through such date of termination. If Ms. Sullivan is terminated for any other reason, then we must continue for a period of four years Ms. Sullivan's medical and life insurance and must pay Ms. Sullivan the sum of (i) the highest base salary paid to Ms. Sullivan during any of the prior three years, (ii) the highest bonus paid to Ms. Sullivan during the prior three years and (iii) the stock options that Ms. Sullivan would have otherwise received during the period commencing on the termination date and ending on the later of 24 months from the termination date (such sum, collectively with the extension of benefits is referred to hereinafter as the "Severance Payment").

In the event of a Change of Control (as defined in the employment agreement), all previous stock option grants made to Ms. Sullivan shall immediately vest. If, following the Change of Control, we do not agree to allow Ms. Sullivan to remain in her current capacity for a one-year period before either consummating a new contract, or the election by Ms. Sullivan to be paid the Severance Payment, then her employment will be terminated and we must pay Ms. Sullivan the Severance Payment.

Dr. David M. Goldenberg

Employment Agreement. Pursuant to the terms of his employment agreement as currently in effect, Dr. Goldenberg is entitled to receive incentive compensation equal to one-half of one percent (0.5%) on the first $75.0 million of all Annual Net Revenue (as defined therein) of Immunomedics, and one-quarter of one percent (0.25%) on all such Annual Net Revenue in excess thereof. Annual Net Revenue is defined to include the proceeds of certain dispositions of assets or interests therein, including royalties, certain equivalents thereof and, to the extent approved by the Board of Directors, non-royalty license fees.

Dr. Goldenberg is also entitled to receive Revenue Incentive Compensation during the period of his actual employment with us, and for a period of three years thereafter, unless he unilaterally terminates his employment without cause or is terminated for cause. With respect to the period that Dr. Goldenberg is entitled to receive Revenue Incentive Compensation on any given products, it will be in lieu of any other percentage compensation based on sales or revenue due him with respect to such products under his employment agreement or the license agreement. With respect to any periods that Dr. Goldenberg is not receiving such Revenue Incentive Compensation, he is entitled to receive one-half of one percent (0.5%) on cumulative annual net sales of, royalties on, certain equivalents thereof, and, to the extent approved by the Board of Directors, other consideration received by Immunomedics for such products, up to a cumulative annual aggregate of $75,000,000, and one-quarter of one percent (0.25%) on any cumulative Annual Net Revenue in excess of $75,000,000. A $100,000 annual minimum payment must be paid in the aggregate against all Revenue Incentive Compensation and Royalty Payments and the License Agreement. No payments were made during 2006 other than the annual minimum payments. In future periods, Dr. Goldenberg may be entitled to certain payments as a result of the Company's May 9, 2006 Development, Collaboration and License Agreement with UCB, S.A.

The terms of his employment agreement also provide that Dr. Goldenberg is entitled to receive a percent, not less than 20 percent (20%), as determined in good faith by the Board of Directors, of net consideration (including, without limitation, license fees) which Immunomedics receives in connection with any disposition by sale, license or otherwise, of any Undeveloped Assets (as defined therein) which are not budgeted as part of Immunomedics' strategic plan. Pursuant to this provision, Dr. Goldenberg received a 20% profit interest in the membership interests originally acquired by Immunomedics in connection with the formation of the IBC Pharmaceuticals joint venture with Beckman Coulter in March 1999. Dr. Goldenberg also is compensated by IBC Pharmaceuticals as discussed in greater detail below.

Dr. Goldenberg is not entitled to any incentive compensation with respect to any products, technologies or businesses acquired from third parties for a total consideration in excess of $5,000,000, unless we had made a material contribution to the invention or development of such products, technologies or businesses prior to the time of acquisition. Except as affected by a Change in Control (as defined therein) or otherwise approved by the Board of Directors, Dr. Goldenberg will also not be entitled to any Revenue Incentive Compensation or Royalty Payments other than the Annual Minimum Payment with respect to any time during the period of his employment (plus three years, unless employment is terminated by mutual agreement or by Dr. Goldenberg's death or permanent disability) that he is not the direct or beneficial owner of shares of Immunomedics' voting stock with an aggregate market value of at least twenty times his defined annual cash compensation.

Finally, it is a condition to his employment agreement that Dr. Goldenberg be permitted to continue his involvement with CMMI, as discussed in greater detail elsewhere in this proxy.

On November 1, 1993, Immunomedics and Dr. Goldenberg entered into a five-year employment agreement (the "Agreement") with an additional one-year assured renewal and thereafter automatically renewable for additional one-year periods unless terminated by either party as provided in the Agreement. This Agreement was amended on July 1, 2001, pursuant to which Dr. Goldenberg will receive an annual minimum base salary of $275,000, an annual bonus to be determined by the Board of Directors but in no event less than 20% of the base salary, annual stock option grants to purchase at least 150,000 shares of common stock, other benefits and certain change of control protections. Under the Agreement as amended, the Company extended Dr. Goldenberg's employment agreement for a five-year period to June 30, 2006. The Agreement includes an automatic one-year extension. Further, the Company acknowledged and approved Dr. Goldenberg's continuing involvement with CMMI and IBC. In Fiscal 2006, Dr. Goldenberg received a minimum base salary of $400,000 and a cash bonus of $80,000 (an amount equal to 20% of his current base salary) and was granted options to purchase 150,000 shares of the Company's common stock. On June 30, 2006 the existing agreement with Dr. Goldenberg expired. Under the terms of the expired agreement, Dr. Goldenberg's employment with Immunomedics was automatically extended for a one-year period to June 30, 2007 under the same terms and conditions. At the present time the Compensation Committee of the board is addressing his future compensation based, in part, on an independent third-party consultant's review of current market conditions.

Severance Agreement. In June 2002, the Board of Directors approved (with Dr. Goldenberg and Ms. Sullivan abstaining) a severance agreement for Dr. Goldenberg pursuant to which we are required, under certain circumstances upon his termination for any reason, including as a result of his disability or a change in control, to sell to Dr. Goldenberg's family partnership the $10.0 million life insurance policy we have purchased insuring his life. In addition, if Dr. Goldenberg is terminated upon his disability or a change in control within six years of the date of the severance agreement, we will reimburse him for the total purchase price of the life insurance policy. If he is terminated for any other reason, whether voluntarily or involuntarily, we will reimburse him for 50% of the purchase price, so long he has remained employed by our Company for three years after the agreement, plus an additional amount for each month of service in excess of three years.

Gerard G. Gorman

On March 10, 2006, Immunomedics entered into a Change of Control and Severance Agreement with Gerard G. Gorman, Senior Vice President, Finance and Business Development, and Chief Financial Officer. The Change of Control and Severance Agreement provides that in the event Mr. Gorman is terminated pursuant to an involuntary termination (including the involuntary dismissal or discharge by the Company other than for cause, or the voluntary resignation within ninety (90) days following certain events) within twelve months following a Change in Control (as defined in the Change of Control and Severance Agreement), Mr. Gorman will receive from the Company (i) a lump-sum amount equal to two times the sum of Mr. Gorman's annual rate of base salary and bonus, including both cash and equity bonuses; (ii) accelerated vesting of all outstanding options such that each outstanding options immediately vest and become exercisable for a specified period; (iii) a lump-sum severance payment equal to the bonus amount received in the previous year, pro-rated for the number of months (including partial months) completed prior to termination; and (iv) continued health coverage for a specified period. The Change of Control and Severance Agreement also contains certain tax payment provisions in certain instances.

Stock Option Plan

Certain of the outstanding option agreements issued under the 2002 Stock Option Plan provide for acceleration of the vesting of the options granted upon or in connection with a change in control. In the event of a change in control, each option granted to an optionee after June 12, 2002, will immediately become vested and fully exercisable in the event of a change in control only if so specified in the optionee's option agreement or otherwise approved by the Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain of our affiliates, including members of our senior management and Board of Directors, as well as their respective family members and other affiliates, have relationships and agreements among themselves as well as with us and our affiliates, that create the potential for both real, as well as perceived, conflicts of interest. These include Dr. David M. Goldenberg, our Chairman and Chief Strategic Officer, Ms. Cynthia L. Sullivan, our President and Chief Executive Officer, and certain companies with which we do business, including the Center for Molecular Medicine and Immunology.

Dr. David M. Goldenberg

Dr. David M. Goldenberg was an original founder of our Company over 20 years ago and continues to play a critical role in our business. He currently serves as Chairman of our Board of Directors and Chief Strategic Officer, and he is married to our President and Chief Executive Officer, Ms. Cynthia L. Sullivan. Dr. Goldenberg is a party to a number of agreements with our Company involving not only his services, but also intellectual property owned by him. In addition, Dr. Goldenberg performs services for one of our subsidiaries, IBC Pharmaceuticals, Inc., as well as other businesses with which we are affiliated to varying degrees.

License Agreement. Pursuant to a License Agreement between our Company and Dr. Goldenberg, certain patent applications owned by Dr. Goldenberg were licensed to us at the time of our formation in exchange for a royalty in the amount of 0.5% of the first $20,000,000 of annual net sales of all products covered by any of such patents and 0.25% of annual net sales of such products in excess of $20,000,000. Five of the licensed U.S. patents have since expired. In November 1993, the ownership rights of Immunomedics were extended as part of Dr. Goldenberg's employment agreement, with Immunomedics agreeing to diligently pursue all ideas, discoveries, developments and products, into the entire medical field, which, at any time during his past or continuing employment by Immunomedics (but not when performing services for CMMI—see below), Dr. Goldenberg has made or conceived or hereafter makes or conceives, or the making or conception of which he has materially contributed to or hereafter contributes to, all as defined in his employment agreement.

Life Insurance. We have also agreed with Dr. Goldenberg to maintain in effect for his benefit a $2,000,000 whole life insurance policy. If Dr. Goldenberg retires from our Company on or after his agreed retirement, or if his employment ends because of permanent disability, we must pay all then outstanding loans, if any, made to the Company under such policy, and assign such policy to Dr. Goldenberg in consideration of the services previously rendered by Dr. Goldenberg to the Company. There are no outstanding loans as of June 30, 2006. If the employment of Dr. Goldenberg terminates for any other reason, except for cause, Dr. Goldenberg has the option to purchase such policy for a price mutually agreed upon by him and the Board of Directors, but not to exceed the cash value thereof less any outstanding policy loans, or he may purchase such policy at its full cash value, less any outstanding loans, with the purchase price to the paid out of the proceeds of the policy or any earlier payment or withdrawal of all or any portion of its net cash value. We also currently maintain $4,000,000 of key man life insurance on Dr. Goldenberg for our benefit.

Additionally, a trust created by Dr. Goldenberg purchased in 1991 a $10,000,000 whole life policy on his life. The policy provides funds that may be used to assist Dr. Goldenberg's estate in settling estate tax obligations, and thus potentially reducing the number of shares of our common stock his estate may be required to sell over a short period of time to raise funds to satisfy such tax obligations. During what is estimated to be a 15-year period, we are obligated to pay $143,000 per year towards premiums, compared to an equivalent $250,000 commitment under the previous policies, in addition to amounts required to be paid by Dr. Goldenberg. We have an interest in this policy up to the cumulative amount of premium payments we have made which, through June 30, 2006, was $2,409,000. If Dr. Goldenberg's employment terminates, and the policy is not maintained, we would receive payment of only its invested cumulative premiums, up to the amount of cash surrender value in the policy.

Relationships with The Center for Molecular Medicine and Immunology

We have historically relied upon, to varying degrees, CMMI, a not-for-profit specialized cancer research center, for the performance of certain basic research and patient evaluations, the results of which are made available to us pursuant to a collaborative research and license agreement. CMMI, which is funded primarily by grants from the National Cancer Institute, is located in Belleville, New Jersey. Dr. Goldenberg is the founder, current President and a member of the Board of Trustees of CMMI. Dr. Goldenberg's employment agreement permits him to devote more of his time working for CMMI than for our Company. Certain of our consultants have employment relationships with CMMI, and Dr. Hans Hansen, one of our employees and former executive officer, is a former adjunct member of CMMI. Despite these relationships, we believe CMMI is independent of Immunomedics, and CMMI's management and fiscal operations are the responsibility of CMMI's Board of Trustees.

We have reimbursed CMMI for expenses incurred on behalf of our Company, including amounts incurred pursuant to research contracts, in the amount of approximately $62,000, $66,000, and $109,000 during the years ended June 30, 2006, 2005 and 2004, respectively. We also provide, at no cost to CMMI, laboratory materials and supplies, although the aggregate cost of these materials and supplies does not exceed $20,000 in any year. In fiscal years ended June 30, 2006 and 2005 we incurred $40,000 and $52,000, respectively, of legal expenses on behalf of CMMI for patent related matters. We have first rights to license these patents and may decide whether or not to support them. Any inventions made independently of us at CMMI are the property of CMMI.

During the fiscal years 2006, 2005 and 2004, our Board of Directors authorized grants to CMMI of $2,000, $3,000 and $401,000, respectively, to support research and clinical work being performed at CMMI, such grants to be expended in a manner deemed appropriate by the Board of Trustees of CMMI.

IBC Pharmaceuticals

IBC Pharmaceuticals, Inc. ("IBC") is a majority owned subsidiary of Immunomedics. IBC reimbursed Immunomedics for $206,000 of its research activities in 2005, which were conducted on behalf of IBC.

As of June 30, 2006, the shares of IBC were held as follows:

Stockholder	Holdings	Percentage of Total
Immunomedics, Inc.	5,599,705 shares of Series A Preferred Stock	73.26%
Third Party Investors	643,701 shares of Series B Preferred Stock	8.42%
David M. Goldenberg Millennium Trust	1,399,926 shares of Series C Preferred Stock	18.32%
		100.00%

In fiscal 2006, Dr. Goldenberg received $55,000 in compensation for his services to IBC.

At June 30, 2006, Dr. Goldenberg was one of three directors of IBC (the other two being independent directors), while Ms. Sullivan, Mr. Gorman and Ms. Phyllis Parker, our Secretary for many years, served as the acting President, Treasurer and Secretary, respectively.

STOCK PERFORMANCE GRAPH

This graph is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference in any filing by our Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing. Information used on the graph was obtained from the Center for Research in Security Prices at the University of Chicago, a source believed to be reliable, but we are not responsible for any errors or omissions in such information.


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NASDAQ Pharmaceutical	100	64	95	92	107	103

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee is currently composed of four independent, non-employee directors (Dr. Jaffe was appointed to the Committee in September 2006). The Compensation Committee's primary functions are to address Chief Executive Officer and senior executive talent development, retention, performance and succession planning, and to provide advice to, as well as, in certain circumstances, act on behalf of, the Immunomedics Board of Directors with respect to Immunomedics' general and executive compensation and benefit practices. In particular, the Compensation Committee performs the following functions:

- conducts an annual review of the performance of the Chief Executive Officer and the Chairman and Chief Strategic Officer based on both objective and subjective criteria, such as performance of the business, accomplishment of long-term strategic objectives and management development;
- reviews with the Chief Executive Officer Immunomedics' organization concepts, the development and potential for promotion of the senior members of Immunomedics' management and the availability of replacements for these management positions;
- reviews the qualifications of the executive officers of Immunomedics and nominates executive officers for election by the full Board of Directors;
- reviews and approves compensation policy and philosophy for Immunomedics to ensure that the compensation strategy supports organizational objectives and stockholder interests, and considers appropriate companies for comparative purposes;
- determines the annual salary and other elements of total compensation of the Chief Executive Officer, and, with the involvement of the Chief Executive Officer, annually reviews the total compensation of all other executive officers;
- determines the annual salary and other elements of total compensation of the Chief Strategic Officer;
- administers Immunomedics' equity incentive plans and the issuance of awards pursuant to those plans, including approving of all equity grants to executive officers, establishing equity grant guidelines and monitoring the availability of shares under those plans; and
- approves and recommends to the full Board of Directors the adoption of, and any suggested material changes to: (a) any equity incentive plans; (b) any qualified or non-qualified employee pension, profit-sharing or retirement plans; and (c) any broad-based employee incentive compensation plans; and approves changes to these plans that do not require stockholder approval or do not involve material amounts of money or other consideration.

General Compensation Philosophy

Immunomedics' compensation philosophy is based on the principles of competitive and fair compensation consistent with performance. The executive compensation program is designed to motivate and reward our senior management by aligning a substantial portion of their compensation with the achievement of Immunomedics' strategic business goals as well as individual performance objectives.

To ensure that compensation is competitive, the Compensation Committee regularly compares Immunomedics compensation practices and levels with those of other leading companies in the biotechnology and biopharmaceutical industries with whom Immunomedics competes for executive talent. While in certain circumstances these companies are at a similar stage of development as Immunomedics, the Compensation Committee also looks at both smaller and larger companies to obtain a comprehensive view of the compensation practices with other high-value, rapidly developing biotech companies. These companies included Alexion Pharmaceuticals, Cytogen, Enzon Pharmaceuticals, Imclone Systems, Immunogen, Palatin Technologies, Praecis Pharmaceuticals, Regeneron Pharmaceuticals and Xoma. The Compensation Committee believes that, in light of the rapid growth in recent years of the Immunomedics pipeline of therapeutic and diagnostic product candidates, as well as the Company's aggressive plans for future growth, this dual approach is the best means of ensuring that the Company is able to recruit and retain the employees it needs to achieve these ambitious goals.

Key Elements of Compensation

The major elements of Immunomedics' compensation program are base salary, annual bonus and stock options.

Salary. Base salary levels are designed to recognize an individual's ongoing contribution, to be commensurate with an individual's experience and organization level and to be competitive with market benchmarks. Increases in annual salaries are based on demonstrated levels of competency in skill, effectiveness and leadership, and by comparing how an individual has performed essential job requirements against what was envisioned with the position. Salary adjustments also are based on general market competitiveness. The Compensation Committee does not use a specific formula based on these criteria, but instead makes an evaluation of each executive officer's contributions in light of all such criteria.

Bonus Program. Immunomedics' executive officers, along with other employees, are eligible to participate in a bonus program that is designed to promote the achievement of Immunomedics' goals. Each year, the Compensation Committee evaluates the performance of the Company as a whole, as well as the performance of each individual executive. Factors considered include advancement of the Company's pipeline of both therapeutic as well as diagnostic product candidates, growth in the Company's intellectual property portfolio, development of the Company's manufacturing and operating capabilities, enhancements to the Company's financial reporting systems and controls, and the successful negotiation of advantageous out-licensing as well as other collaborative agreements. Throughout fiscal 2006, the Compensation Committee did not utilize formalized mathematical formulas, nor did it assign weightings to these factors. The Compensation Committee, in its sole discretion, determined the amount, if any, of bonus payments to each executive.

Each executive officer has a target bonus opportunity that, in the case of Ms. Sullivan and Dr. Goldenberg, is determined in accordance with their respective employment agreements, or is otherwise set by the Compensation Committee each year based on its review of total compensation at companies such as those identified above. For fiscal 2006, target bonus levels for Immunomedics' executive officers ranged from 10% - 50% of base salary, although actual bonus awards can range from zero to well above the target bonus level.

Stock Option Program. Substantially all employees are eligible to participate in Immunomedics' stock option program. Our stock option program is designed to directly align the long-term financial interests of Immunomedics' employees and its stockholders, to assist in the retention of employees by providing a meaningful ownership stake in Immunomedics and to encourage our employees to think and act like owners of the business. Immunomedics generally uses a four-year vesting period and a ten-year exercise period for all stock option grants to encourage key employees to continue their employment with us. The exercise price for all stock options granted in fiscal 2006 equaled the market value of the underlying shares on the dates of grant. Therefore, ultimately the stock options have value only if the value of the underlying shares increases. During the 2005 fiscal year the Board of Directors approved the acceleration of all outstanding stock options (the "Acceleration"). The exercise price of all stock options was above market value at the time of the Acceleration. These actions were taken in order to avoid expense recognition in future financial statements upon adoption of FAS 123R as of July 1, 2005.

Immunomedics typically grants stock options to new employees when they start employment and to continuing employees on an annual basis and upon promotions to positions of greater responsibility. Decisions about the size of annual stock option grants that may be made to continuing employees are made at the end of our fiscal year in June, and are generally intended to reflect the individual's position with Immunomedics, the degree to which his or her contributions impacted our results in the past year, and the importance of his or her critical skills for Immunomedics' future success.

Ms. Sullivan's Fiscal 2006 Compensation

Ms. Sullivan is eligible to participate in the same executive compensation plans available to our senior executive officers.

Ms. Sullivan's annual salary remains at $520,000 through December 31, 2006, at which time the Compensation Committee of the Board will address her compensation based on an independent third-party consultant's review of current market conditions. Ms. Sullivan was granted a bonus of $104,000, or 20% of her base salary, in June 2006 in consideration of her contributions to the Company during the fiscal year ended June 30, 2006. She received a bonus of $125,000 during the prior fiscal year.

Ms. Sullivan received a grant of options to purchase 150,000 shares of common stock at a price of $2.63 per share in June 2006 in consideration of her achievements in the fiscal year ended June 30, 2006. She had been granted stock options to purchase 150,000 shares of Immunomedics' common stock at a price of $1.75 per share in June 2005 in consideration of her performance during the year ended June 30, 2005.

The Compensation Committee believes that Ms. Sullivan's fiscal 2006 total compensation was competitive, fair, and consistent with Immunomedics' results for the year, and reflective of Immunomedics' executive compensation philosophy.

Dr. Goldenberg's Fiscal 2006 Compensation

Dr. Goldenberg is eligible to participate in the same executive compensation plans available to our senior executive officers.

Dr. Goldenberg's annual salary for Fiscal 2006 was $455,000 (includes payments for Dr. Goldenberg's services to IBC Pharmaceuticals in the amount of $55,000). Dr. Goldenberg was granted a cash bonus of $80,000, or 20% of his base salary. Dr. Goldenberg received a cash bonus of $100,000 during the prior fiscal year.

Dr. Goldenberg received a grant of options to purchase 150,000 shares of common stock at a price of $2.63 per share in June 2006 in consideration of his achievements in the fiscal year ended June 30, 2006. Dr. Goldenberg had been granted stock options to purchase 150,000 shares of Immunomedics' common stock at a price of $1.75 per share in June 2005 in consideration of his performance during the year ended June 30, 2005.

The Compensation Committee believes that Dr. Goldenberg's Fiscal 2006 total compensation was competitive, fair, and consistent with Immunomedics' results for the year, and reflective of Immunomedics' executive compensation philosophy.

Tax Policy

Internal Revenue Code Section 162(m) precludes Immunomedics from taking a deduction for compensation in excess of $1.0 million paid to the executive officers required to be named in the Summary Compensation Table in the proxy statement. Certain income may be excluded from the limit. While it is our policy to qualify our executive officer compensation for deductibility under applicable tax law to the extent reasonable, the Compensation Committee has not adopted a blanket policy limiting executive compensation to fully tax-deductible amounts in every case, and non-deductible payments have been made in the past and may possibly occur again.

Immunomedics will be able to fully deduct the compensation paid to the named executive officers in fiscal 2006. If it appears likely that the application of Section 162(m) will affect the Company in the future, the Board of Directors and the Compensation Committee will assess the practical effect on executive compensation and the Company, and determine what action, if any, is appropriate to exclude certain compensation from the limit while maintaining the flexibility necessary to provide total cash compensation in line with competitive practice, our compensation philosophy, and our best interests, in each case without regard to deductibility. Accordingly, the Company may from time to time pay compensation to our executive officers that may not be deductible for tax purposes.

The Compensation Committee

Richard R. Pivirotto, Chairman
Mary E. Paetzold
Brian A. Markison
Dr. Marvin Jaffe (appointed in September 2006)

AUDIT COMMITTEE REPORT

The Audit Committee's primary function is to assist the Board of Directors in monitoring the integrity of Immunomedics' financial statements, systems of internal control and the independence and performance of the independent registered public accounting firm.

The Audit Committee is currently composed of four of our non-employee directors. The Board of Directors and the Audit Committee believe that the Audit Committee's current member composition satisfies the listing standards of the NASDAQ Global Market that govern audit committee composition, including the requirements that:

- all audit committee members are "independent directors" as that term is defined in such listing standards;
- all audit committee members are able to read and understand fundamental financial statements; and
- at least one audit committee member is financially sophisticated.

The Audit Committee operates under a written charter adopted by the Audit Committee that reflects standards contained in the NASD listing standards. The Audit Committee has reviewed and updated this charter annually. This charter was reviewed and reassessed to be in compliance with the applicable NASDAQ and SEC rules. A complete copy of the current charter is attached to this proxy statement as Appendix A.

The Audit Committee has reviewed and discussed with management and the independent registered public accounting firm Immunomedics' audited financial statements as of and for the year ended June 30, 2006.

The Audit Committee has also reviewed and discussed with management and the independent registered public accounting firm management's assessment that Immunomedics Inc. maintained effective internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).

The Company has adopted a Code of Ethics for its senior financial officers which the Audit Committee believes is compliant with the SEC Regulation S-K Item 406.

In general, Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended, issued by the Auditing Standards Board of the American Institute of Certified Public Accountants, requires the independent registered public accounting firm to provide the Committee with additional information regarding the scope and results of the audit, including:

- the independent registered public accounting firm's responsibilities under generally accepted auditing standards;
- the independent registered public accounting firm's judgments about the quality of Immunomedics' accounting principles;
- the adoption of, or a change in, accounting policies;
- sensitive accounting estimates;
- accounting for significant unusual transactions and for controversial or emerging areas;
- significant audit adjustments;
- unadjusted audit differences considered to be immaterial;
- other information in documents containing audited financial statements;

- total fees for management consulting services and types of services rendered;
- disagreements with management on financial accounting and reporting matters;
- major issues discussed with management prior to retention;
- consultation with other accountants;
- difficulties encountered in performing the audit; and
- material errors, fraud and illegal acts.

The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by this Statement.

In general, Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as amended, requires the independent registered public accounting firm to communicate, at least annually, with the Committee regarding all relationships between the independent registered public accounting firm and Immunomedics that, in the professional judgment of the independent registered public accounting firm, may reasonably be thought to bear on their independence. The Audit Committee has received and reviewed the written disclosures and the letter from the independent registered public accounting firm required by this Standard, and the Audit Committee has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence. When considering the independent registered public accounting firm's independence, the Audit Committee considered whether their provision of services to Immunomedics beyond those rendered in connection with their audit and review of Immunomedics' consolidated financial statements was compatible with maintaining their independence and discussed with the auditors any relationships that may impact their objectivity and independence. The Audit Committee also reviewed, among other things, the amount of fees paid to the auditors for audit services in fiscal 2006. Information about the auditors' fees for fiscal 2006 is listed below in this proxy statement under "Independent Registered Public Accounting Firm." Based on these discussions and considerations, The Audit Committee is satisfied as to the independent registered public accounting firm's independence.

Based on the reviews and discussions referred to above, The Audit Committee recommended to the Board of Directors that the audited financial statements referred to above be included in Immunomedics' Annual Report on Form 10-K for the year ended June 30, 2006. The Audit Committee has also selected Ernst & Young LLP as Immunomedics' independent registered public accounting firm for the fiscal year ending June 30, 2007.

The Audit Committee

Mary E. Paetzold, Chairperson
Dr. Marvin E. Jaffe
Richard R. Pivirotto
Don C. Stark (appointed to the Committee on May 24, 2006)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected, with the approval of the Board of Directors, the firm of Ernst & Young LLP as Immunomedics' independent registered public accounting firm for fiscal 2007. Ernst & Young has served as our independent registered public accounting firm since July 1, 2002.

Representatives of Ernst & Young LLP are expected to be present at the meeting and will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from stockholders.

Audit and Other Fees

These tables show fees for professional audit services rendered by Ernst & Young LLP for the audit of our annual financial statements for the years ended June 30, 2006 and June 30, 2005, and fees billed to us for other services rendered by Ernst & Young LLP during those periods:

	2006	2005
Audit Fees(1):	$400,000	$409,720
Audit-Related Fees:	—	—
Tax Fees:	39,000	15,000
All Other Fees:	—	—
Total	$439,000	$424,720

(1) Audit fees include fees for audit work performed in the review of the financial statements, as well as work that generally only the independent registered public accounting firm can reasonably be expected to provide, including comfort letters, consents, statutory audits, and attestation and consulting services regarding financial accounting and/or reporting standards. Also included in 2006 are audit related fees are services provided by Ernst & Young LLP in 2006 related to the audit of the Company's assessment of internal control to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

Disagreements with Accountants on Accounting and Financial Disclosure

None.

Appointment of Independent Registered Public Accounting Firm and Pre-Approval of Audit and Non-Audit Services

The Audit Committee charter requires approval of all audit services to be performed by our independent registered public accounting firm.

Prior to engaging Ernst & Young LLP to render the above services, and pursuant to its charter, the Audit Committee approved the engagement for each of the services and determined that the provision of such services by the independent registered public accounting firm was compatible with the maintenance of Ernst & Young LLP's independence in the conduct of its auditing services.

The Audit Committee will use the following procedures for the pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm.

Before engagement of the independent registered public accounting firm for the next year's audit, the independent registered public accounting firm will submit a detailed description of services expected to be rendered during that year within each of four categories of services to the Audit Committee for approval.

1. Audit Services include audit work performed on the financial statements, as well as work that generally only the independent registered public accounting firm can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.

2. Audit-Related Services are for assurance and related services that are traditionally performed by the independent registered public accounting firm, including due diligence related to mergers and acquisitions, employee benefit plan audits and special procedures required to meet certain regulatory requirements.

3. Tax Services include all services, except those services specifically related to the audit of the financial statements, performed by the independent registered public accounting firm's tax personnel, including tax analysis; assisting with coordination of execution of tax related activities, primarily in the area of corporate development; supporting other tax related regulatory requirements; and tax compliance and reporting.

4. Other Services are those associated with services not captured in the other categories.

Prior to engagement, the Audit Committee pre-approves independent registered public accounting firm services within each category. The fees are budgeted and the Audit Committee requires the independent registered public accounting firm to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval categories. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

ADDITIONAL INFORMATION

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our common stock, to file with the SEC initial reports of beneficial ownership and reports of changes in beneficial ownership of the common stock and any other equity securities issued by us. Executive officers, directors and greater than 10% beneficial owners are required by the SEC regulations to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of copies of such reports furnished to us, all Section 16(a) filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were in compliance. There were no purchases of shares or exercises of options in the fiscal year ended June 30, 2006, by such persons that were not timely filed under Section 16(a).

Stockholder Proposals for Fiscal 2007 Annual Meeting

To be considered for inclusion in the proxy statement relating to our Annual Meeting of Stockholders to be held in 2007, stockholder proposals must be received no later than June 25, 2007. If we do not receive notice of any matter to be considered for presentation at the Annual Meeting, although not included in the proxy statement, by September 8, 2007, management proxies may confer discretionary authority to vote on the matters presented at the Annual Meeting by a stockholder in accordance with Rule 14a-4 under the Exchange Act. All stockholder proposals should be sent to the attention of Corporate Secretary, Immunomedics, Inc., 300 American Road, Morris Plains, New Jersey 07950.

Householding of Meeting Materials

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of our proxy statement or annual report may have been sent to multiple stockholders in your household. We will promptly provide a separate copy of either document to you if you contact Investor Relations at Immunomedics, Inc., 300 American Road, Morris Plains, New Jersey 07950, or e-mail Investor Relations at investor@immunomedics.com.

If you want to receive separate copies of the annual report and proxy statement in the future or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holders, or you may contact us.

On behalf of the Board of Directors,



PHYLLIS PARKER, *Secretary*

Our Annual Report on Form 10-K for the fiscal year ended June 30, 2006 (other than the exhibits thereto) filed with the SEC, which provides additional information about us, is available on the Internet at *www.sec.gov* or *www.immunomedics.com* and is available in paper form to beneficial owners of our common stock without charge upon written request to Investor Relations, Immunomedics, Inc., 300 American Road, Morris Plains, New Jersey 07950.

Appendix A

AMENDED AND RESTATED CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF IMMUNOMEDICS, INC.

I. STATUS

The Audit Committee (the "Committee") is a committee of the Board of Directors (the "Board") of Immunomedics, Inc. (the "Company").

II. PURPOSE

The Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The purpose of the Committee is: (1) to oversee the accounting and reporting processes of the Company and the audits of the financial statements of the Company; (2) to interact directly with, and evaluate the qualifications, performance and independence of, the Company's independent registered public accounting firm; (3) to assist the Board as appropriate in connection with the Board's responsibilities in overseeing the Company's compliance with legal and regulatory requirements; and (4) to take appropriate action in connection with the report required by the rules of the Securities and Exchange Commission (the "SEC") to be included in the Company's annual proxy statement.

III. COMPOSITION; MEETINGS AND OPERATIONS

The Committee shall consist of at least three directors who shall be appointed by the Board on the recommendation of the Nominating and Corporate Governance Committee of the Board. Each member of the Committee, in the judgment of the Board, shall be an "independent director" of the Company as that term is defined by the Sarbanes-Oxley Act of 2002 (the "S-O Act"), Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the rules of The Nasdaq Stock Market, and any other law, rule or regulation applicable to the Company. No member of the Committee shall have participated in the preparation of the financial statements of the Company or any of its subsidiaries at any time during the past three years.

All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand the Company's financial statements, including its balance sheet, income statement and cash flow statement. In addition, at least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including serving or having served as a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. Also, at least one member of the Committee shall qualify as an "audit committee financial expert" as that term is defined in the S-O Act and the final rules promulgated thereunder and as determined by the Board.

Committee members and a Chairperson of the Committee shall be appointed by the Board. If a Committee Chairperson is not designated or present, the members of the Committee may designate a Chairperson by majority vote of the Committee membership.

A majority of the Committee shall constitute a quorum for the transaction of business. The Committee may act by a majority vote of the members present at a duly constituted meeting of the Committee. In the absence or disqualification of a member of the Committee, the members present, whether or not they constitute a quorum, may unanimously appoint another independent member of the Board to act at the meeting in the place of an absent or disqualified member. In the event of a "tie" vote on any issue voted upon by the Committee, the Committee Chairperson's vote shall decide the issue.

The Committee shall meet, in person or telephonically, at least four times annually, or more frequently as circumstances dictate. The Committee Chairperson shall prepare and/or approve an agenda in advance of each meeting. The Committee should meet privately in executive session at least annually with management, the independent registered public accounting firm and as a committee to discuss any matters that the Committee or each of these groups believes should be discussed. The Committee shall make regular reports to the full Board.

The Committee shall have the authority to conduct any investigation appropriate to fulfilling its duties and responsibilities, and shall have direct access to the Company's independent registered public accounting firm as well as anyone in the Company. The Committee has the ability to retain and pay, at the Company's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent registered public accounting firm for the purpose of rendering or issuing an audit report or performing other audit, review or attest services and to any advisors employed by the Committee and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall have the authority to delegate to one or more members of the Committee the authority to pre-approve audit and permitted non-audit services. Such members must report grants of pre-approval to the full Committee at its next scheduled meeting. In addition, the Committee may ask members of management or others whose advice and counsel are relevant to the issues then being considered by the Committee to attend a Committee meeting and to provide such pertinent information as may be requested by the Committee.

IV. RESPONSIBILITIES AND DUTIES

The Committee's role is one of oversight. While the Committee has the responsibilities set forth in this Charter, the Committee relies on the expertise and knowledge of management and the independent registered public accounting firm in carrying out its oversight responsibilities. Management is responsible for determining that the Company's financial statements are complete and accurate and are prepared in accordance with generally accepted accounting principles ("GAAP"). The independent registered public accounting firm is responsible for auditing the Company's financial statements. It is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with GAAP.

In carrying out its duties and responsibilities, the Committee shall:

Financial Reporting

1. Review with management and the independent registered public accounting firm the Company's year-end audited financial statements to determine whether to recommend to the Board that the Company's audited financial statements be filed with the SEC in its Annual Report Form 10-K.

2. Discuss the Company's annual audited financial statements and quarterly financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," with management and the independent registered public accounting firm.

3. Review with the independent registered public accounting firm and financial and accounting personnel: (i) significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including analyses of the effects of alternative GAAP methods on the Company's financial statements, and the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation, and (ii) the adequacy and effectiveness of the accounting and financial controls of the Company, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable.

4. Review and discuss reports from the independent registered public accounting firm regarding: (i) all critical accounting policies and practices to be used; (ii) all alternative treatments within GAAP for policies and procedures related to material items that have been discussed with management, including the

ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent registered public accounting firm; (iii) other material written communications between the independent registered public accounting firm and management, such as any management letter or schedule of unadjusted differences; and (iv) any significant disagreements with management.

5. In consultation with management and the independent registered public accounting firm, consider the integrity of the Company's financial reporting processes and controls. Discuss the Company's policies for financial risk assessment and management, including the Company's significant financial risk exposures and the steps management has taken to monitor, control and report such exposures.

6. Review with management and the independent registered public accounting firm the Company's quarterly financial information prior to the filing with the SEC of the Company's Quarterly Report on Form 10-Q.

7. Discuss generally (*i.e.*, the nature of information to be presented and the type or form of presentation to be made in) the Company's earnings press releases.

8. On a quarterly basis, review and discuss with the independent registered public accounting firm and management (including the Company's Chief Executive Officer and Chief Financial Officer), as appropriate, the following:

(a) the certifications of the principal executive officer and principal financial officer required to be made in connection with the Company's periodic reports under the Exchange Act and the S-O Act;

(b) all significant deficiencies in the design or operation of internal controls over financial reporting which could adversely affect the Company's ability to record, process, summarize and report financial data, including any material weaknesses in internal controls over financial reporting identified by the Company's independent registered public accounting firm;

(c) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting; and

(d) any significant changes in internal controls over financial reporting or in other factors that could significantly affect internal controls over financial reporting, including any corrective actions with regard to significant deficiencies and material weaknesses.

Independent registered public accounting firm

9. Be directly responsible for the appointment, retention, termination, compensation and oversight of any registered public accounting firm engaged to prepare or issue an audit report on the Company's financial statements or perform other audit, review or attest services for the Company (including resolution of disagreements between management and the registered public accounting firm regarding financial reporting).

10. Have ultimate authority to approve all audit engagement fees and terms of the independent registered public accounting firm, who shall report directly to the Committee.

11. On an annual basis, ensure receipt from the independent registered public accounting firm of a formal written statement delineating all relationships between the auditors and the Company, consistent with Independence Standards Board Standard No. 1, and actively engage in a dialogue with the registered public accounting firm with respect to any disclosed relationships or services that may impact the objectivity and independence of the registered public accounting firm, and take, or recommend that the full Board take, appropriate action to oversee the independence of the independent registered public accounting firm.

12. Review and pre-approve all audit, review, attest and non-audit services not prohibited by Section 201 of the S-O Act (as codified in Section 10A(g) of the Exchange Act) and the final rules promulgated thereunder to be provided by the independent registered public accounting firm (except those services that satisfy the *de minimus* exception set forth in Section 10A(i) of the Exchange Act). As described in this Charter under "Composition; Meetings and Operations," the Committee has the authority to delegate this pre-approval responsibility to one or more members of the Committee.

13. Review and discuss the independent registered public accounting firm's audit plan, including responsibilities, scope, budget, staffing, locations, reliance upon management and general audit approach.

14. Prior to releasing the Company's year-end earnings, discuss the results of the audit with the independent registered public accounting firm.

15. Discuss with the independent registered public accounting firm any matters required to be communicated to the Committee by Statement on Auditing Standards ("SAS") No. 61, as amended by SAS No. 90, relating to the conduct of the audit. Such discussion should include any changes required in the planned scope of the audit and any matters communicated by the independent registered public accounting firm to management which the auditors view as material weaknesses and reportable conditions of material inadequacies as those terms are generally understood by the accounting profession or regulators.

16. Consider the independent registered public accounting firm's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

17. Periodically review the independent registered public accounting firm to assure that all partners who perform audit services for the Company have not performed audit services for the Company in any of the years prohibited by applicable laws and regulations and, if necessary, take appropriate action regarding the independent registered public accounting firm, including removal and replacement.

18. Review the hiring by the Company of employees or former employees of the independent registered public accounting firm.

Legal Compliance

19. Review with management and/or outside legal counsel, as appropriate, any legal and regulatory matters that may have a material impact on the financial statements, the Company's compliance policies and any material reports or inquiries received from regulators or governmental agencies.

20. Timely report any non-audit service(s) being performed by the independent registered public accounting firm to the Company's Chief Financial Officer (or such employee of the Company that performs a similar function or is designated by such officer for this purpose) so that such information may be disclosed in the Company's SEC filings as necessary.

Other Responsibilities

21. Review and reassess the adequacy of this Charter at least annually. Submit any proposed changes to the Charter to the Board for approval. Ensure inclusion of this Charter in the Company's annual proxy statement at least once every three years or as required by SEC regulations.

22. Take appropriate action in connection with the report required by the rules of the SEC to be included in the Company's annual proxy statement (and any other required reports).

23. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by the Company's employees of concerns regarding questionable accounting or auditing matters.

24. Review, and update periodically, in consultation with the Company's Nominating and Corporate Governance Committee, the Company's Business Conduct Guidelines and ensure that management has established a system to enforce such guidelines.

25. Meet separately, periodically with management and the independent registered public accounting firm.

26. Maintain minutes of meetings and periodically report to the full Board on significant results of the foregoing activities.

27. Perform any other activities consistent with this Charter, the Company's by-laws and governing law as the Committee or the Board deems necessary or appropriate.

Appendix B

CHARTER OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS OF IMMUNOMEDICS, INC.

I. Membership

The Compensation Committee (the "Committee") is annually appointed by the Board of Directors (the "Board") of Immunomedics, Inc. (the "Company"). The Committee shall consist of two or more directors all of whom shall be independent (as determined by the Board acting with the advice of legal counsel) in accordance with applicable law and the rules of the NASDAQ Stock Market. In this regard, a person may serve on the Committee only if the Board determines that he or she: (i) is a "Non-employee Director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended; (ii) satisfies the requirements of an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended; and (iii) is "independent" in accordance with the listing standards of the NASDAQ Stock Market. The Board shall designate a member of the Committee to serve as the Committee's Chair.

II. Meetings

The Committee shall meet at least once per fiscal year and at such other times as it determines to be necessary or appropriate. The Committee shall prepare minutes of each meeting and report to the Board at the next meeting of the Board following each such Committee meeting.

The Committee may adopt such rules and procedures for the conduct of its affairs as it deems necessary or appropriate. These must be consistent the Company's Bylaws.

A majority of the members of the Committee shall constitute a quorum. The Committee may designate one or more of the members to act for the Committee for specific actions.

III. Responsibilities

The Committee shall:

1. Review and approve periodically a general compensation policy and salary structure for management and all other employees of the Company and its subsidiaries, which takes into consideration, among other things, business and financial objectives, industry and labor market best pay practices, peer company practices, competitive pressures and such other information as may be deemed appropriate by the Committee.

2. Recommend to the Board an executive compensation policy that is designed to:

- support overall business strategies and objectives,
- attract, retain and motivate key executives,
- link compensation with business objectives and organizational performance,
- align executive officers' interests with those of the Company's stockholders, and
- provide competitive compensation opportunities.

3. Review the job performance of and approve the base salary and all salary changes for (a) the Chief Executive Officer and the President, and (b) with the involvement of the Chief Executive Officer and the President, the other officers of the Company, including, as applicable, review of performance target goals established from time to time at the beginning of a performance period and determination of whether performance goals have been achieved at the end of a performance period. In the case of the Chief Executive Officer, all compensation recommendations will be presented to the independent directors of the Board in executive session for final approval.

4. Review the job performance of and approve the base salary and all salary changes for (a) the Chief Strategic Officer, and (b) with the involvement of the Chief Strategic Officer, review his performance of target goals established from time to time at the beginning of a performance period and determination of whether performance goals have been achieved at the end of a performance period. In the case of the Chief Strategic Officer, all compensation recommendations will be presented to the independent directors of the Board in executive session for final approval.

5. Approve bonus, profit sharing, stock options, restricted stock awards and other incentive compensation of the Chief Executive Officer and other officers of the Company. After consultation with senior management, approve, in the aggregate, stock options, other equity compensation and annual bonuses for all other employees. In the case of the Chief Executive Officer, all compensation recommendations will be presented to the independent directors of the Board in executive session for final approval.

6. Engage independent compensation consultants or outside legal consultants as necessary or appropriate to advise the Committee.

7. Review and recommend for approval to the Board new incentive compensation plans or changes to existing incentive compensation plans and approve the operating rules under the Company's incentive compensation plans. Review the non-employee or independent directors' compensation program for competitiveness and plan design and recommend changes as appropriate to the Board.

8. Annually report to stockholders on the compensation of the Company's officers in general and the Chief Executive Officer in particular.

9. Review its Charter annually and undertake additional activities within the scope of its Charter as the Committee may from time to time determine.

10. Act on behalf of the Board on compensation matters that require action between regularly scheduled Board meetings.

APPENDIX C

CHARTER OF THE GOVERNANCE AND NOMINATING COMMITTEE OF THE BOARD OF DIRECTORS OF IMMUNOMEDICS, INC.

I. Purpose

The Governance and Nominating Committee (the "Committee") is appointed by the Board of Directors (the "Board") of Immunomedics, Inc. (the "Company") to:

- With the assistance of management, assure that the Board and the Company maintain a standard of corporate governance that conforms to the rules and regulations of the Securities and Exchange Commission and the NASDAQ Stock Market;
- Review and provide advice and guidance with respect to the Company's corporate governance guidelines and other policies and procedures relating to corporate governance developed by management in consultation with legal counsel and recommend approval, as applicable, by the Board;
- Review the Company's existing corporate governance guidelines, policies and procedures, and periodically review legal and other developments relating to such guidelines, policies and procedures in consultation with the Audit Committee and legal counsel as appropriate;
- Lead the Board in its annual review of the Board's and its committees' performance;
- Identify qualified individuals to become Board members, and recommend to the Board the director nominees for the next annual meeting of stockholders;
- Recommend nominees for each committee of the Board; and
- Review the recommendations made by the CEO of individuals to serve in the senior executive officer positions of the Company, in consultation with the Compensation Committee as necessary or appropriate, and make recommendations to the Board.

II. Membership

The Committee shall consist of at least two of the members of the Board. All of the members of the Committee shall be independent (as determined by the Board acting with the advice of legal counsel) in accordance with the rules of the NASDAQ Stock Market. The Board shall appoint the members of the Committee, each of whom shall serve on the Committee until the earlier of such member's (i) removal by the Board or (ii) death or resignation. The Committee shall have the authority to delegate any of its responsibilities to subcommittees as the Committee deems appropriate, provided any such subcommittee is composed entirely of independent directors as defined under the then-current listing standards of the NASDAQ Stock Market. The subcommittee may consist of one independent director. The Board shall designate a member of the Committee to serve as the Committee's Chair.

III. Meetings

The Committee shall meet as often as its members deem necessary to perform the Committee's responsibilities or as otherwise required by the Board. A majority of the members of the Committee shall constitute a quorum for the transaction of business at any meeting of the Committee. The act of a majority of the Committee members present at a meeting shall be the act of the Committee. Members of the Committee may participate in a meeting by means of a conference telephone or similar communications equipment provided that all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting.

The Chair of the Committee or any two members of the Committee (if there are at least two members of the Committee at such time) may fix the time and place of the Committee's meeting, unless the Board shall otherwise provide. In the absence of any member of the Committee, the Committee's members who are present at any meeting of the Committee, whether or not they constitute a quorum, may appoint another director to act in the place of the Committee member who is not present at such meeting, provided that the Board determines that such other director is an independent director in accordance with applicable law, the then-current rules of the NASDAQ Stock Market and this Charter.

IV. Authority and Responsibilities

Corporate Governance:

The Committee shall:

- Receive comments from all directors and report annually to the Board with an assessment of the Board's performance, to be discussed with the full Board following the end of each fiscal year;
- Recommend policies on Board composition, such as the size of the Board, the desired mix of senior executives, persons with a significant relationship to the senior executives and persons without such a relationship, and the desired areas of expertise and levels of experience to be required of the Company's independent directors;
- Review key personnel and management succession plans, including a review of the qualifications for and candidates to fill vacancies in senior executive offices of the Company (as recommended by management);
- Review and reassess, as necessary, the adequacy of the Company's corporate governance guidelines and other policies and procedures relating to corporate governance, as developed and prepared by management or recommended by legal counsel, and make recommendations to the Board regarding implementation and modification of such guidelines, policies and procedures;
- Review and recommend to the Board for approval the Company's Code of Business Conduct;
- In consultation with the Compensation Committee of the Board, advise on changes in Board compensation;
- Review the direct and indirect relationships of members of the Board with the Company or its management and assisting the Board with its determination of the independence of its members;
- Make recommendations on the structure of Board meetings; and
- Review the functions of the Company's senior executives and make recommendations on changes.

Nominating:

The Committee shall:

- Establish and periodically review the criteria and qualifications for membership on the Board and, in consultation with legal counsel, ensure the proper disclosure of such criteria and qualifications in the Company's annual proxy statement;
- Review the qualifications of and recommend to the Board nominees for election to the Board at each annual meeting of stockholders and fill vacancies on the Board;
- Establish policies and procedures for stockholders to introduce and recommend to the Board nominees for election as directors, including the appropriate public disclosure of such policies and procedures, review timely nominations for election of directors received from stockholders and ensure that such stockholders are advised of any final action taken by the Board with respect thereto;

- Recommend to the Board the composition of each committee of the Board, including recommendations for the Chair of each committee;
- Have the sole authority to retain and terminate any search firm to be used to identify director candidates and have the sole authority to approve the search firm's fees and other retention terms; and
- Have the authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

General:

The Committee shall:

- Make regular reports to the Board concerning the Committee's activities;
- Annually review its own performance; and
- With the assistance of legal counsel as appropriate, review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

APPENDIX D

IMMUNOMEDICS, INC.

2006 STOCK INCENTIVE PLAN

ARTICLE ONE

GENERAL PROVISIONS

I. PURPOSE OF THE PLAN

This 2006 Stock Incentive Plan is intended to promote the interests of Immunomedics, Inc., a Delaware corporation, by providing eligible persons in the Corporation's service with the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in the Corporation as an incentive for them to remain in such service.

Capitalized terms shall have the meanings assigned to such terms in the attached Appendix.

II. STRUCTURE OF THE PLAN

A. The Plan shall be divided into three separate equity incentive programs:

- the Discretionary Grant Program under which eligible persons may, at the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock or stock appreciation rights tied to the value of such Common Stock,
- the Stock Issuance Program under which eligible persons may, at the discretion of the Plan Administrator, be issued shares of Common Stock pursuant to restricted stock awards, restricted stock units, performance shares or other stock-based awards which vest upon the completion of a designated service period or the attainment of pre-established performance milestones, or such shares of Common Stock may be issued as a fully-vested bonus for services rendered the Corporation (or any Parent or Subsidiary), and
- the Automatic Grant Program under which eligible non-employee Board members will automatically receive grants at designated intervals over their period of continued Board service.

B. The provisions of Articles One and Five shall apply to all equity programs under the Plan and shall govern the interests of all persons under the Plan.

III. ADMINISTRATION OF THE PLAN

A. The Compensation Committee shall have sole and exclusive authority to administer the Discretionary Grant and Stock Issuance Programs with respect to Section 16 Insiders. Administration of the Discretionary Grant and Stock Issuance Programs with respect to all other persons eligible to participate in those programs may, at the Board's discretion, be vested in the Compensation Committee or a Secondary Board Committee, or the Board may retain the power to administer those programs with respect to all such persons. However, any Awards made to the members of the Compensation Committee other than pursuant to the Automatic Grant Program must be authorized by a disinterested majority of the Board.

B. Members of the Compensation Committee or any Secondary Board Committee shall serve for such period of time as the Board may determine and may be removed by the Board at any time. The Board may also at any time terminate the functions of any Secondary Board Committee and reassume all powers and authority previously delegated to such committee.

C. Each Plan Administrator shall, within the scope of its administrative functions under the Plan, have full power and authority (subject to the provisions of the Plan) to establish such rules and regulations as it may deem appropriate for proper administration of the Discretionary Grant and Stock Issuance Programs and to make such determinations under, and issue such interpretations of, the provisions of those programs and any outstanding Awards thereunder as it may deem necessary or advisable. Decisions of the Plan Administrator within the scope of its administrative functions under the Plan shall be final and binding on all parties who have an interest in the Discretionary Grant and Stock Issuance Programs under its jurisdiction or any Award thereunder.

D. Service as a Plan Administrator by the members of the Compensation Committee or the Secondary Board Committee shall constitute service as Board members, and the members of each such committee shall accordingly be entitled to full indemnification and reimbursement as Board members for their service on such committee. No member of the Compensation Committee or the Secondary Board Committee shall be liable for any act or omission made in good faith with respect to the Plan or any Award made thereunder.

E. Administration of the Automatic Grant Program shall be self-executing in accordance with the terms of that program, and no Plan Administrator shall exercise any discretionary functions with respect to any Award made under that program, except that the Compensation Committee shall have the express authority to establish from time to time the specific number of shares to be subject to the initial and annual Awards made to the non-employee Board members under such program.

IV. ELIGIBILITY

A. The persons eligible to participate in the Discretionary Grant and Stock Issuance Programs are as follows:

(i) Employees,

(ii) non-employee members of the Board or the board of directors of any Parent or Subsidiary, and

(iii) consultants and other independent advisors who provide services to the Corporation (or any Parent or Subsidiary).

B. The Plan Administrator shall have full authority to determine, (i) with respect to Awards made under the Discretionary Grant Program, which eligible persons are to receive such Awards, the time or times when those Awards are to be made, the number of shares to be covered by each such Award, the time or times when the Award is to vest and become exercisable, the maximum term for which such Award is to remain outstanding and the status of a granted option as either an Incentive Option or a Non-Statutory Option and (ii) with respect to Awards made under the Stock Issuance Program, which eligible persons are to receive such Awards, the time or times when the Awards are to be made, the number of shares subject to each such Award, the vesting and issuance schedules applicable to the shares subject to such Award, the applicable conversion rates for performance share awards and the cash consideration (if any) payable for shares issuable under the Stock Issuance Program.

C. The Plan Administrator shall have the absolute discretion either to grant options or stock appreciation rights in accordance with the Discretionary Grant Program or to effect stock issuances and other stock-based awards in accordance with the Stock Issuance Program.

D. The individuals who shall be eligible to participate in the Automatic Grant Program shall be limited to (i) those individuals who first become non-employee Board members on or after the Plan Effective Date, whether through appointment by the Board or election by the Corporation's shareholders, and (ii) those individuals who continue to serve as non-employee Board members on or after the Plan Effective Date. A non-employee Board member who has previously been in the employ of the Corporation (or any Parent or Subsidiary) shall not be eligible to receive an Award under the Automatic Grant Program at the time he or she first becomes a non-employee Board member, but shall be eligible to receive periodic Awards under the Automatic Grant Program while he or she continues to serve as a non-employee Board member.

V. STOCK SUBJECT TO THE PLAN

A. The stock issuable under the Plan shall be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Corporation on the open market. The number of shares of Common

Stock initially reserved for issuance over the term of the Plan shall be limited to Twelve Million (12,000,000) shares. Such share reserve is comprised of (i) the number of shares of Common Stock available for issuance under the Predecessor Plan on the Plan Effective Date, including the shares subject to options outstanding at that time under the Predecessor Plan, and (ii) an additional increase of approximately Five Million Two Hundred Sixty Three Thousand Three Hundred Seventy Five (5,263,375) shares of Common Stock. The Plan shall serve as the successor to the Predecessor Plan, and no further stock option grants or stock issuances shall be made under that Predecessor Plan on or after the Plan Effective Date. All options outstanding under the Predecessor Plan on the Plan Effective Date shall be transferred to this Plan as part of the initial share reserve hereunder and shall continue in full force and effect in accordance with their terms, and no provision of this Plan shall be deemed to affect or otherwise modify the rights or obligations of the holders of those options with respect to their acquisition of shares of Common Stock thereunder. To the extent any options outstanding under the Predecessor Plan on the Plan Effective Date expire or terminate unexercised, the number of shares of Common Stock subject to those expired or terminated options at the time of expiration or termination shall be available for one or more Awards made under this Plan.

B. No one person participating in the Plan may receive Awards for more than Five Hundred Thousand (500,000) shares of Common Stock in the aggregate per calendar year.

C. Shares of Common Stock subject to outstanding Awards made under the Plan (including the options transferred from the Predecessor Plan) shall be available for subsequent issuance under the Plan to the extent (i) those Awards expire or terminate for any reason prior to the issuance of the shares of Common Stock subject to those Awards or (ii) the maximum number of shares subject to such Awards are not otherwise issued. Unvested shares issued under the Plan and subsequently forfeited or repurchased by the Corporation, at a price per share not greater than the original issue price paid per share, pursuant to the Corporation's repurchase rights under the Plan shall be added back to the number of shares of Common Stock reserved for issuance under the Plan and shall accordingly be available for subsequent reissuance. Should the exercise price of an option under the Plan be paid with shares of Common Stock, then the authorized reserve of Common Stock under the Plan shall be reduced by the gross number of shares for which that option is exercised, and not by the net number of shares issued under the exercised stock option. If shares of Common Stock otherwise issuable under the Plan are withheld by the Corporation in satisfaction of the withholding taxes incurred in connection with the issuance, exercise or vesting of an Award, then the number of shares of Common Stock available for issuance under the Plan shall be reduced by the gross number of shares issued, exercised or vesting under such Award, calculated in each instance prior to any such share withholding.

D. If any change is made to the Common Stock by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Common Stock as a class without the Corporation's receipt of consideration or if any spin-off of one or more Subsidiaries results in a substantial reduction in the Fair Market Value per share of the outstanding Common Stock, appropriate adjustments shall be made by the Plan Administrator to (i) the maximum number and/or class of securities issuable under the Plan, (ii) the maximum number and/or class of securities for which any one person may receive Awards under the Plan per calendar year, (iii) the maximum number and/or class of securities for which stock option grants and restricted stock unit awards may subsequently be made under the Automatic Grant Program to new and continuing non-employee Board members, (iv) the number and/or class of securities and the exercise or base price per share in effect under each outstanding Award under the Discretionary Grant Program and (v) the number and/or class of securities subject to each outstanding Award under the Stock Issuance Program, the applicable conversion ratios for any performance shares and the cash consideration (if any) payable per share under each such Award. To the extent the foregoing adjustments are to be made to outstanding Awards, such adjustments shall be effected in a manner which shall preclude the enlargement or dilution of rights and benefits under those Awards. The adjustments determined by the Plan Administrator shall be final, binding and conclusive.

E. Outstanding Awards under the Plan shall in no way affect the right of the Corporation to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

ARTICLE TWO

DISCRETIONARY GRANT PROGRAM

I. OPTION TERMS

Each option shall be evidenced by one or more documents in the form approved by the Plan Administrator; *provided*, however, that each such document shall comply with the terms specified below. Each document evidencing an Incentive Option shall, in addition, be subject to the provisions of the Plan applicable to such options.

A. ***Exercise Price.***

1. The exercise price per share shall be fixed by the Plan Administrator; provided, however, that such exercise price shall not be less than one hundred percent (100%) of the Fair Market Value per share of Common Stock on the grant date.

2. The exercise price shall become immediately due upon exercise of the option and shall, subject to the provisions of the documents evidencing the option, be payable in one or more of the forms specified below:

(i) cash or check made payable to the Corporation,

(ii) shares of Common Stock valued at Fair Market Value on the Exercise Date and held for the requisite period (if any) necessary to avoid any additional charges to the Corporation's earnings for financial reporting purposes, or

(iii) to the extent the option is exercised for vested shares, through a special sale and remittance procedure pursuant to which the Optionee shall concurrently provide instructions to (a) a brokerage firm (reasonably satisfactory to the Corporation for purposes of administering such procedure in compliance with the Corporation's pre-clearance/pre-notification policies) to effect the immediate sale of the purchased shares and remit to the Corporation, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate exercise price payable for the purchased shares plus all applicable income and employment taxes required to be withheld by the Corporation by reason of such exercise and (b) the Corporation to deliver the certificates for the purchased shares directly to such brokerage firm on such settlement date in order to complete the sale.

Except to the extent such sale and remittance procedure is utilized, payment of the exercise price for the purchased shares must be made on the Exercise Date.

B. ***Exercise and Term of Options.*** Each option shall be exercisable at such time or times, during such period and for such number of shares as shall be determined by the Plan Administrator and set forth in the documents evidencing the option. However, no option shall have a term in excess of seven (7) years measured from the grant date.

C. ***Effect of Termination of Service.***

1. The following provisions shall govern the exercise of any options granted pursuant to the Discretionary Grant Program that are outstanding at the time of the Optionee's cessation of Service or death:

(i) Any option outstanding at the time of the Optionee's cessation of Service for any reason shall remain exercisable for such period of time thereafter as shall be determined by the Plan Administrator and set forth in the documents evidencing the option, but no such option shall be exercisable after the expiration of the option term.

(ii) Any option held by the Optionee at the time of the Optionee's death and exercisable in whole or in part at that time may be subsequently exercised by the personal representative of the Optionee's estate or by the person or persons to whom the option is transferred pursuant to the Optionee's will or the laws of inheritance or by the Optionee's designated beneficiary or beneficiaries of that option.

(iii) Should the Optionee's Service be terminated for Misconduct or should the Optionee otherwise engage in Misconduct while holding one or more outstanding options granted under this Article Two, then all of those options shall terminate immediately and cease to be outstanding.

(iv) During the applicable post-Service exercise period, the option may not be exercised for more than the number of vested shares for which the option is at the time exercisable. No additional shares shall vest under the option following the Optionee's cessation of Service, except to the extent (if any) specifically authorized by the Plan Administrator in its sole discretion pursuant to an express written agreement with the Optionee. Upon the expiration of the applicable exercise period or (if earlier) upon the expiration of the option term, the option shall terminate and cease to be outstanding for any shares for which the option has not been exercised.

2. The Plan Administrator shall have complete discretion, exercisable either at the time an option is granted or at any time while the option remains outstanding, to:

(i) extend the period of time for which the option is to remain exercisable following the Optionee's cessation of Service from the limited exercise period otherwise in effect for that option to such greater period of time as the Plan Administrator shall deem appropriate, but in no event beyond the expiration of the option term,

(ii) include an automatic extension provision whereby the specified post-Service exercise period in effect for any option granted under this Article Two shall automatically be extended by an additional period of time equal in duration to any interval within the specified post-Service exercise period during which the exercise of that option or the immediate sale of the shares acquired under such option could not be effected in compliance with applicable federal and state securities laws, but in no event shall such an extension result in the continuation of such option beyond the expiration date of the term of that option, and/or

(iii) permit the option to be exercised, during the applicable post-Service exercise period, not only with respect to the number of vested shares of Common Stock for which such option is exercisable at the time of the Optionee's cessation of Service but also with respect to one or more additional installments in which the Optionee would have vested had the Optionee continued in Service.

D. *Stockholder Rights.* The holder of an option shall have no stockholder rights with respect to the shares subject to the option until such person shall have exercised the option, paid the exercise price and become a holder of record of the purchased shares.

E. *Repurchase Rights.* The Plan Administrator shall have the discretion to grant options which are exercisable for unvested shares of Common Stock. Should the Optionee cease Service while such shares are unvested, the Corporation shall have the right to repurchase any or all of those unvested shares at a price per share equal to the *lower* of (i) the exercise price paid per share or (ii) the Fair Market Value per share of Common Stock at the time of repurchase. The terms upon which such repurchase right shall be exercisable (including the period and procedure for exercise and the appropriate vesting schedule for the purchased shares) shall be established by the Plan Administrator and set forth in the document evidencing such repurchase right.

F. *Transferability of Options.* The transferability of options granted under the Plan shall be governed by the following provisions:

(i) *Incentive Options:* During the lifetime of the Optionee, Incentive Options shall be exercisable only by the Optionee and shall not be assignable or transferable other than by will or the laws of inheritance following the Optionee's death.

(ii) *Non-Statutory Options.* Non-Statutory Options shall be subject to the same limitation on transfer as Incentive Options, except that the Plan Administrator may structure one or more Non-Statutory Options so that the option may be assigned in whole or in part during the Optionee's lifetime to one or more Family Members of the Optionee or to a trust established exclusively for the Optionee and/or one or more such Family Members, to the extent such assignment is in connection with the Optionee's estate plan or pursuant to a domestic relations order. The assigned portion may only be exercised by the person or persons who acquire a proprietary interest in the option pursuant to the assignment. The terms applicable to the assigned portion shall be the same as those in effect for the option immediately prior to such assignment and shall be set forth in such documents issued to the assignee as the Plan Administrator may deem appropriate.

(iii) *Beneficiary Designations*. Notwithstanding the foregoing, the Optionee may designate one or more persons as the beneficiary or beneficiaries of his or her outstanding options under this Article Two (whether Incentive Options or Non-Statutory Options), and those options shall, in accordance with such designation, automatically be transferred to such beneficiary or beneficiaries upon the Optionee's death while holding those options. Such beneficiary or beneficiaries shall take the transferred options subject to all the terms and conditions of the applicable agreement evidencing each such transferred option, including (without limitation) the limited time period during which the option may be exercised following the Optionee's death.

II. INCENTIVE OPTIONS

The terms specified below shall be applicable to all Incentive Options. Except as modified by the provisions of this Section II, all the provisions of Articles One, Two and Five shall be applicable to Incentive Options. Options which are specifically designated as Non-Statutory Options when issued under the Plan shall not be subject to the terms of this Section II.

A. ***Eligibility.*** Incentive Options may only be granted to Employees.

B. ***Dollar Limitation.*** The aggregate Fair Market Value of the shares of Common Stock (determined as of the respective date or dates of grant) for which one or more options granted to any Employee under the Plan (or any other option plan of the Corporation or any Parent or Subsidiary) may for the first time become exercisable as Incentive Options during any one calendar year shall not exceed the sum of One Hundred Thousand Dollars ($100,000).

To the extent the Employee holds two (2) or more such options which become exercisable for the first time in the same calendar year, then for purposes of the foregoing limitations on the exercisability of those options as Incentive Options, such options shall be deemed to become first exercisable in that calendar year on the basis of the chronological order in which they were granted, except to the extent otherwise provided under applicable law or regulation.

C. ***10% Stockholder.*** If any Employee to whom an Incentive Option is granted is a 10% Stockholder, then the exercise price per share shall not be less than one hundred ten percent (110%) of the Fair Market Value per share of Common Stock on the option grant date, and the option term shall not exceed five (5) years measured from the option grant date.

III. STOCK APPRECIATION RIGHTS

A. ***Authority.*** The Plan Administrator shall have full power and authority, exercisable in its sole discretion, to grant stock appreciation rights in accordance with this Section III to selected Optionees or other individuals eligible to receive option grants under the Discretionary Grant Program.

B. ***Types.*** Two types of stock appreciation rights shall be authorized for issuance under this Section III: (i) tandem stock appreciation rights ("Tandem Rights") and (ii) stand-alone stock appreciation rights ("Stand-alone Rights").

C. ***Tandem Rights.*** The following terms and conditions shall govern the grant and exercise of Tandem Rights.

1. One or more Optionees may be granted a Tandem Right, exercisable upon such terms and conditions as the Plan Administrator may establish, to elect between the exercise of the underlying option for shares of

Common Stock or the surrender of that option in exchange for a distribution from the Corporation in an amount equal to the excess of (i) the Fair Market Value (on the option surrender date) of the number of shares in which the Optionee is at the time vested under the surrendered option (or surrendered portion thereof) over (ii) the aggregate exercise price payable for such vested shares.

2. No such option surrender shall be effective unless it is approved by the Plan Administrator, either at the time of the actual option surrender or at any earlier time. If the surrender is so approved, then the distribution to which the Optionee shall accordingly become entitled under this Section III shall be made in shares of Common Stock valued at Fair Market Value on the option surrender date.

3. If the surrender of an option is not approved by the Plan Administrator, then the Optionee shall retain whatever rights the Optionee had under the surrendered option (or surrendered portion thereof) on the option surrender date and may exercise such rights at any time prior to the *later* of (i) five (5) business days after the receipt of the rejection notice or (ii) the last day on which the option is otherwise exercisable in accordance with the terms of the instrument evidencing such option, but in no event may such rights be exercised after the specified expiration date of the option term.

D. *Stand-Alone Rights.* The following terms and conditions shall govern the grant and exercise of Stand-alone Rights:

1. One or more individuals eligible to participate in the Discretionary Grant Program may be granted a Stand-alone Right not tied to any underlying option under this Discretionary Grant Program. The Stand-alone Right shall relate to a specified number of shares of Common Stock and shall be exercisable upon such terms and conditions as the Plan Administrator may establish. In no event, however, may the Stand-alone Right have a maximum term in excess of seven (7) years measured from the grant date. Upon exercise of the Stand-alone Right, the holder shall be entitled to receive a distribution from the Corporation in an amount equal to the excess of (i) the aggregate Fair Market Value (on the exercise date) of the shares of Common Stock underlying the exercised right over (ii) the aggregate base price in effect for those shares.

2. The number of shares of Common Stock underlying each Stand-alone Right and the base price in effect for those shares shall be determined by the Plan Administrator in its sole discretion at the time the Stand-alone Right is granted. In no event, however, may the base price per share be less than the Fair Market Value per underlying share of Common Stock on the grant date. In the event outstanding Stand-alone Rights are to be assumed in connection with a Change in Control transaction or otherwise continued in effect, the shares of Common Stock underlying each such Stand-alone Right shall be adjusted immediately after such Change in Control so as to apply to the number and class of securities into which those shares of Common Stock would have been converted in consummation of such Change in Control had those shares actually been outstanding at that time. Appropriate adjustments to reflect such Change in Control shall also be made to the base price per share in effect under each outstanding Stand-alone Right, provided the aggregate base price shall remain the same. To the extent the actual holders of the Corporation's outstanding Common Stock receive cash consideration for their Common Stock in consummation of the Change in Control, the successor corporation may, in connection with the assumption or continuation of the outstanding Stand-alone Rights under the Discretionary Grant Program, substitute, for the securities underlying those assumed rights, one or more shares of its own common stock with a fair market value equivalent to the cash consideration paid per share of Common Stock in the Change in Control transaction, provided such common stock is readily tradable on an established U.S. securities exchange or market.

3. Stand-alone Rights shall be subject to the same transferability restrictions applicable to Non-Statutory Options and may not be transferred during the holder's lifetime, except if such assignment is in connection with the holder's estate plan and is to one or more Family Members of the holder or to a trust established for the holder and/or one or more such Family Members or pursuant to a domestic relations order covering the Stand-alone Right as marital property. In addition, one or more beneficiaries may be designated for an outstanding Stand-alone Right in accordance with substantially the same terms and provisions as set forth in Section I.F of this Article Two.

4. The distribution with respect to an exercised Stand-alone Right shall be made in shares of Common Stock valued at Fair Market Value on the exercise date.

5. The holder of a Stand-alone Right shall have no shareholder rights with respect to the shares subject to the Stand-alone Right unless and until such person shall have exercised the Stand-alone Right and become a holder of record of the shares of Common Stock issued upon the exercise of such Stand-alone Right.

E. *Post-Service Exercise.* The provisions governing the exercise of Tandem and Stand-alone Rights following the cessation of the recipient's Service shall be substantially the same as those set forth in Section I.C of this Article Two for the options granted under the Discretionary Grant Program, and the Plan Administrator's discretionary authority under Section I.C.2 of this Article Two shall also extend to any outstanding Tandem or Stand-alone Appreciation Rights.

F. *Gross Counting.* Upon the exercise of any Tandem or Stand-alone Right under this Section III, the share reserve under Section V of Article One shall be reduced by the gross number of shares as to which such right is exercised, and not by the net number of shares actually issued by the Corporation upon such exercise.

IV. CHANGE IN CONTROL/HOSTILE TAKE-OVER

A. In the event of a Change in Control, each outstanding Award under the Discretionary Grant Program shall automatically accelerate so that each such Award shall, immediately prior to the effective date of that Change in Control, become exercisable as to all the shares of Common Stock at the time subject to such Award and may be exercised as to any or all of those shares as fully vested shares of Common Stock. However, an outstanding Award under the Discretionary Grant Program shall *not* become exercisable on such an accelerated basis if and to the extent: (i) such Award is to be assumed by the successor corporation (or parent thereof) or is otherwise to continue in full force and effect pursuant to the terms of the Change in Control transaction or (ii) such Award is to be replaced with a cash retention program of the successor corporation which preserves the spread existing at the time of the Change in Control on any shares as to which the Award is not otherwise at that time vested and exercisable and provides for subsequent payout of that spread in accordance with the same exercise/vesting schedule in effect for that Award or (iii) the acceleration of such Award is subject to other limitations imposed by the Plan Administrator.

B. All outstanding repurchase rights under the Discretionary Grant Program shall automatically terminate, and the shares of Common Stock subject to those terminated rights shall immediately vest in full, in the event of a Change in Control, except to the extent: (i) those repurchase rights are to be assigned to the successor corporation (or parent thereof) or are otherwise to continue in full force and effect pursuant to the terms of the Change in Control transaction or (ii) such accelerated vesting is precluded by other limitations imposed by the Plan Administrator.

C. Immediately following the consummation of the Change in Control, all outstanding Awards under the Discretionary Grant Program shall terminate and cease to be outstanding, except to the extent assumed by the successor corporation (or parent thereof) or otherwise continued in full force and effect pursuant to the terms of the Change in Control transaction.

D. Each option which is assumed in connection with a Change in Control or otherwise continued in effect shall be appropriately adjusted, immediately after such Change in Control, to apply to the number and class of securities which would have been issuable to the Optionee in consummation of such Change in Control had the option been exercised immediately prior to such Change in Control. Appropriate adjustments to reflect such Change in Control shall also be made to (i) the exercise price payable per share under each outstanding option, *provided* the aggregate exercise price payable for such securities shall remain the same, (ii) the maximum number and/or class of securities available for issuance over the remaining term of the Plan (iii) the maximum number and/or class of securities which may be issued without cash consideration under the Stock Issuance Program and (iv) the maximum number and/or class of securities for which any one person may receive Awards under the Plan per calendar year. To the extent the actual holders of the Corporation's outstanding Common Stock receive cash consideration for their Common Stock in consummation of the Change in Control, the successor corporation may, in connection with the assumption or continuation of the outstanding options under the Discretionary Grant Program, substitute one or more shares of its own common stock with a fair market value equivalent to the cash consideration paid per share of Common Stock in such Change in Control transaction, *provided* such common stock is readily tradable on an established U.S. securities exchange or market.

E. The Plan Administrator shall have the discretionary authority to structure one or more outstanding Awards rights under the Discretionary Grant Program so that those Awards shall, immediately prior to the effective date of a Change in Control, become exercisable as to all the shares of Common Stock at the time subject to those Awards and may be exercised as to any or all of those shares as fully vested shares of Common Stock, whether or not those Awards are to be assumed in the Change in Control transaction or otherwise continued in effect. In addition, the Plan Administrator shall have the discretionary authority to structure one or more of the Corporation's repurchase rights under the Discretionary Grant Program so that those rights shall immediately terminate upon the consummation of the Change in Control transaction, and the shares subject to those terminated rights shall thereupon vest in full.

F. The Plan Administrator shall have full power and authority to structure one or more outstanding Awards under the Discretionary Grant Program so that those Awards shall become exercisable as to all the shares of Common Stock at the time subject to those Awards in the event the Optionee's Service is subsequently terminated by reason of an Involuntary Termination within a designated period following the effective date of any Change in Control transaction in which those Awards do not otherwise fully accelerate. In addition, the Plan Administrator may structure one or more of the Corporation's repurchase rights so that those rights shall immediately terminate with respect to any shares held by the Optionee at the time of such Involuntary Termination, and the shares subject to those terminated repurchase rights shall accordingly vest in full at that time.

G. The Plan Administrator shall have the discretionary authority to structure one or more outstanding Awards under the Discretionary Grant Program so that those Awards shall, immediately prior to the effective date of a Hostile Take-Over, become exercisable as to all the shares of Common Stock at the time subject to those Awards and may be exercised as to any or all of those shares as fully vested shares of Common Stock. In addition, the Plan Administrator shall have the discretionary authority to structure one or more of the Corporation's repurchase rights under the Discretionary Grant Program so that those rights shall terminate automatically upon the consummation of such Hostile Take-Over, and the shares subject to those terminated rights shall thereupon vest in full. Alternatively, the Plan Administrator may condition the automatic acceleration of one or more outstanding Awards under the Discretionary Grant Program and the termination of one or more of the Corporation's outstanding repurchase rights under such program upon the subsequent termination of the Optionee's Service by reason of an Involuntary Termination within a designated period following the effective date of such Hostile Take-Over.

H. The portion of any Incentive Option accelerated in connection with a Change in Control or Hostile Take-Over shall remain exercisable as an Incentive Option only to the extent the applicable One Hundred Thousand Dollar ($100,000) limitation is not exceeded. To the extent such dollar limitation is exceeded, the accelerated portion of such option shall be exercisable as a Non-statutory Option under the Federal tax laws.

V. PROHIBITION ON REPRICING PROGRAMS

The Plan Administrator shall not (i) implement any cancellation/regrant program pursuant to which outstanding options or stock appreciation rights under the Plan are cancelled and new options or stock appreciation rights are granted in replacement with a lower exercise price per share, (ii) cancel outstanding options or stock appreciation rights under the Plan with exercise prices per share in excess of the then current Fair Market Value per share of Common Stock for consideration payable in equity securities of the Corporation or (iii) otherwise directly reduce the exercise price in effect for outstanding options or stock appreciation rights under the Plan, without in each such instance obtaining stockholder approval.

ARTICLE III

STOCK ISSUANCE PROGRAM

I. STOCK ISSUANCE TERMS

Shares of Common Stock may be issued under the Stock Issuance Program, either as vested or unvested shares, through direct and immediate issuances without any intervening option grants. Each such stock issuance shall be evidenced by a Stock Issuance Agreement which complies with the terms specified below. Shares of Common Stock may also be issued under the Stock Issuance Program pursuant to:

(i) share right awards or restricted stock units which entitle the recipients to receive the shares underlying those awards or units upon the attainment of designated performance goals or the satisfaction of specified Service requirements or upon the expiration of a designated time period following the vesting of those awards or units, and

(ii) performance share awards under which the actual number of shares of Common Stock issuable under each such award will vary in relation to the Corporation's success in attaining one or more pre-established performance goals.

A. *Issue Price.*

1. The issue price per share shall be fixed by the Plan Administrator, but shall not be less than one hundred percent (100%) of the Fair Market Value per share of Common Stock on the issuance date.

2. Shares of Common Stock may be issued under the Stock Issuance Program for any of the following items of consideration which the Plan Administrator may deem appropriate in each individual instance:

(i) cash or check made payable to the Corporation,

(ii) past services rendered to the Corporation (or any Parent or Subsidiary); or

(iii) any other valid consideration under the Delaware General Corporation Law.

B. *Vesting Provisions.*

1. Shares of Common Stock issued under the Stock Issuance Program may, in the discretion of the Plan Administrator, be fully and immediately vested upon issuance or may vest in one or more installments over the Participant's period of Service or upon the attainment of specified performance objectives. The elements of the vesting schedule applicable to any unvested shares of Common Stock issued under the Stock Issuance Program shall be determined by the Plan Administrator and incorporated into the Stock Issuance Agreement. Shares of Common Stock may also be issued under the Stock Issuance Program pursuant to share right awards or restricted stock units which entitle the recipients to receive the shares underlying those awards or units upon the attainment of designated performance goals or the satisfaction of specified Service requirements or upon the expiration of a designated time period following the vesting of those awards or units, including (without limitation) a deferred distribution date following the termination of the Participant's Service. Finally, performance shares may be issued under the Stock Issuance Program, with the actual number of shares of Common Stock to be issued pursuant to those performance shares to vary in relation to the level at which one or more pre-established performance goals are attained.

2. The Plan Administrator shall also have the discretionary authority, consistent with Code Section 162(m), to structure one or more Awards under the Stock Issuance Program so that the shares of Common Stock subject to those Awards shall vest (or vest and become issuable) upon the achievement of certain pre-established corporate performance goals based on one or more of the following criteria: (1) return on total stockholder equity; (2) earnings per share of Common Stock; (3) net income or operating income (before or after taxes); (4) earnings before interest, taxes, depreciation and amortization; (5) earnings before interest, taxes, depreciation, amortization and charges for stock-based compensation, (6) sales or revenue targets; (7) return on assets, capital or investment; (8) cash flow; (9) market share; (10) cost reduction goals; (11) budget comparisons; (12) measures of customer satisfaction; (13) any

combination of, or a specified increase in, any of the foregoing; (14) new product development or successful completion of research and development projects; and (15) the formation of joint ventures, research or development collaborations, or the completion of other corporate transactions intended to enhance the Corporation's revenue or profitability or enhance its customer base. In addition, such performance goals may be based upon the attainment of specified levels of the Corporation's performance under one or more of the measures described above relative to the performance of other entities and may also be based on the performance of any of the Corporation's business units or divisions or any Parent or Subsidiary. Performance goals may include a minimum threshold level of performance below which no award will be earned, levels of performance at which specified portions of an award will be earned and a maximum level of performance at which an award will be fully earned. The performance goals may, at the time they are established for one or more Awards under the Stock Issuance Program, be subject to adjustment for one or more of the following items: extraordinary, unusual or non-recurring items of gain, loss or expense; items of gain, loss or expense related to (a) the disposal of a business or discontinued operations or (b) the operations of any business acquired by Corporation; accruals for reorganization and restructuring cost and expenses; and items of gain, loss or expense attributable to changes in tax laws and regulations, accounting principles or other applicable laws or regulations.

3. Any new, substituted or additional securities or other property (including money paid other than as a regular cash dividend) which the Participant may have the right to receive with respect to the Participant's unvested shares of Common Stock by reason of any stock dividend, stock split, recapitalization, combination of shares, exchange of shares, spin-off transaction or other change affecting the outstanding Common Stock as a class without the Corporation's receipt of consideration shall be issued subject to (i) the same vesting requirements applicable to the Participant's unvested shares of Common Stock and (ii) such escrow arrangements as the Plan Administrator shall deem appropriate.

4. The Participant shall have full stockholder rights with respect to any shares of Common Stock issued to the Participant under the Stock Issuance Program, whether or not the Participant's interest in those shares is vested. Accordingly, the Participant shall have the right to vote such shares and to receive any dividends paid on such shares, subject to any applicable vesting requirements. The Participant shall not have any stockholder rights with respect to the shares of Common Stock subject to a restricted stock unit or other share right award until that award vests and the shares of Common Stock are actually issued thereunder. However, dividend-equivalent units may be paid or credited, either in cash or in actual or phantom shares of Common Stock, on outstanding restricted stock unit or share right awards, subject to such terms and conditions as the Plan Administrator may deem appropriate.

5. Should the Participant cease to remain in Service while holding one or more unvested shares of Common Stock issued under the Stock Issuance Program or should the performance objectives not be attained with respect to one or more such unvested shares of Common Stock, then those shares shall be immediately surrendered to the Corporation for cancellation, and the Participant shall have no further stockholder rights with respect to those shares. To the extent the surrendered shares were previously issued to the Participant for consideration paid in cash or cash equivalent, the Corporation shall repay to the Participant the *lower* of (i) the cash consideration paid for the surrendered shares or (ii) the Fair Market Value of those shares at the time of cancellation.

6. The Plan Administrator may in its discretion waive the surrender and cancellation of one or more unvested shares of Common Stock which would otherwise occur upon the cessation of the Participant's Service or the non-attainment of the performance objectives applicable to those shares. Any such waiver shall result in the immediate vesting of the Participant's interest in the shares of Common Stock as to which the waiver applies. Such waiver may be effected at any time, whether before or after the Participant's cessation of Service or the attainment or non-attainment of the applicable performance objectives. However, no vesting requirements tied to the attainment of performance objectives may be waived with respect to shares which were intended at the time of issuance to qualify as performance-based compensation under Code Section 162(m), except in the event of the Participant's Involuntary Termination or as otherwise provided in Section II of this Article Three.

7. Outstanding share right awards or restricted stock units under the Stock Issuance Program shall automatically terminate, and no shares of Common Stock shall actually be issued in satisfaction of those awards or units, if the performance goals or Service requirements established for such awards or units are not attained or satisfied. The Plan Administrator, however, shall have the discretionary authority to issue vested shares of Common Stock under one or more outstanding share right awards or restricted stock units as to which the designated performance goals or Service requirements have not been attained or satisfied. However, no vesting requirements tied to the attainment of performance goals may be waived with respect to share right awards or restricted stock units which were intended, at the time those awards or units were granted, to qualify as performance-based compensation under Code Section 162(m), except in the event of the Participant's Involuntary Termination or as otherwise provided in Section II of this Article Three.

II. CHANGE IN CONTROL/HOSTILE TAKE-OVER

A. All of the Corporation's outstanding repurchase rights under the Stock Issuance Program shall terminate automatically, and all the shares of Common Stock subject to those terminated rights shall immediately vest in full, in the event of any Change in Control, except to the extent (i) those repurchase rights are to be assigned to the successor corporation (or parent thereof) or are otherwise to continue in full force and effect pursuant to the terms of the Change in Control transaction or (ii) such accelerated vesting is precluded by other limitations imposed in the Stock Issuance Agreement.

B. Each outstanding Award under the Stock Issuance Program which is assumed in connection with a Change in Control or otherwise continued in effect shall be adjusted immediately after the consummation of that Change in Control so as to apply to the number and class of securities into which the shares of Common Stock subject to that Award immediately prior to the Change in Control would have been converted in consummation of such Change in Control had those shares actually been outstanding at that time, and appropriate adjustments shall also be made to the cash consideration (if any) payable per share thereunder, provided the aggregate amount of such consideration shall remain the same. To the extent the actual holders of the Corporation's outstanding Common Stock receive cash consideration for their Common Stock in consummation of the Change in Control, the successor corporation may, in connection with the assumption or continuation of the outstanding Awards, substitute one or more shares of its own common stock with a fair market value equivalent to the cash consideration paid per share of Common Stock in such Change in Control transaction, *provided* such common stock is readily tradable on an established U.S. securities exchange or market.

C. If an Award under the Stock Issuance Program is not assumed or otherwise continued in effect or replaced with a cash retention program of the successor corporation which preserves the Fair Market Value of the underlying shares of Common Stock at the time of the Change in Control and provides for the subsequent payout of that value in accordance with the same vesting schedule applicable to those shares, then such Award shall vest, and the shares of Common Stock subject to that Award shall be issued as fully-vested shares, immediately prior to the consummation of the Change in Control.

D. The Plan Administrator shall have the discretionary authority to structure one or more unvested Awards under the Stock Issuance Program so that the shares of Common Stock subject to those Awards shall automatically vest (or vest and become issuable) in whole or in part immediately upon the occurrence of a Change in Control or upon the subsequent termination of the Participant's Service by reason of an Involuntary Termination within a designated period following the effective date of that Change in Control transaction.

E. The Plan Administrator shall also have the discretionary authority to structure one or more unvested Awards under the Stock Issuance Program so that the shares of Common Stock subject to those Awards shall automatically vest (or vest and become issuable) in whole or in part immediately upon the occurrence of a Hostile Take-Over or upon the subsequent termination of the Participant's Service by reason of an Involuntary Termination within a designated period following the effective date of that Hostile Take-Over.

F. The Plan Administrator's authority under Paragraphs D and E of this Section II shall also extend to any Awards under the Stock Issuance Program which are intended to qualify as performance-based compensation under Code Section 162(m), even though the automatic vesting of those issuances, units or awards pursuant to Paragraph D or E of this Section II may result in their loss of performance-based status under Code Section 162(m).

ARTICLE FOUR

AUTOMATIC GRANT PROGRAM

I. TERMS

A. ***Grant Dates.*** Grants shall be made pursuant to the Automatic Grant Program in effect under this Article Four as follows:

Initial Grant. Each individual who is first elected or appointed as a non-employee Board member at any time on or after the date of the 2006 Annual Meeting shall automatically be granted, on the date of such initial election or appointment, a Non-Statutory Option to purchase not more than ten thousand (10,000) shares of Common Stock and restricted stock units covering not more than an additional five thousand (5,000) shares of Common Stock, provided that individual has not previously been in the employ of the Corporation or any Parent or Subsidiary. The actual number of shares for which such initial option grant and restricted stock unit award shall be made shall (subject to the respective ten thousand (10,000) and five thousand (5,000)-share limits) be determined by the Plan Administrator at the time of each such grant.

Annual Option Grant. On the date of each annual stockholders meeting, beginning with the 2007 Annual Meeting, each individual who is to continue to serve as a non-employee Board member shall automatically be granted a Non-Statutory Option to purchase not more than ten thousand (10,000) shares of Common Stock, provided such individual has served as a non-employee Board member for a period of at least twelve (12) months. However, any such continuing non-employee Board member who has served in such capacity for at least three (3) months but less than twelve (12) months shall also be entitled to such an automatic annual option grant; *provided, however,* that the number of shares subject to his or her Non-Statutory Option shall be reduced and pro-rated by multiplying (i) the number of shares that would have otherwise been subject to such option grant had he or she served as a non-employee Board member for at least twelve (12) months as of the date of the annual stockholders meeting on which that option is granted by (ii) a fraction the numerator of which is the number of whole months (rounded to the closest whole month) such individual has in fact served as a non-employee Board member and the denominator of which is twelve (12). The actual number of shares for which such annual option grants are to be made to each continuing non-employee Board member shall (subject to the ten thousand (10,000)-share limit) be determined by the Plan Administrator on or before the date on which those grants are to be made.

Annual Restricted Unit Award. On the date of each annual stockholders meeting, beginning with the 2007 Annual Meeting, each individual who is to continue to serve as a non-employee Board member shall automatically be granted restricted stock units covering not more than an additional five thousand (5,000) shares of Common Stock, provided such individual has served as a non-employee Board member for a period of at least three (3) months. The actual number of shares for which such annual restricted stock unit awards are to be made to each continuing non-employee Board member shall (subject to the five thousand (5,000)-share limit) be determined by the Plan Administrator on or before the date on which those awards are to be made. Non-employee Board members who have previously been in the employ of the Corporation (or any Parent or Subsidiary) shall be eligible to receive one or more such annual restricted stock awards over their period of continued Board service.

B. ***Exercise Price.***

1. The exercise price per share for each option granted under this Article Four shall be equal to one hundred percent (100%) of the Fair Market Value per share of Common Stock on the option grant date.

2. The exercise price shall be payable in one or more of the alternative forms authorized under the Discretionary Grant Program. Except to the extent the sale and remittance procedure specified thereunder is utilized, payment of the exercise price for the purchased shares must be made on the Exercise Date.

ARTICLE FIVE

MISCELLANEOUS

I. TAX WITHHOLDING

A. The Corporation's obligation to deliver shares of Common Stock upon the issuance, exercise or vesting of an Award under the Plan shall be subject to the satisfaction of all applicable income and employment tax withholding requirements.

B. The Plan Administrator may, in its discretion, provide any or all Optionees and Participants to whom Awards are made under the Plan (other than the Awards made under the Automatic Grant Program) with the right to use shares of Common Stock in satisfaction of all or part of the Withholding Taxes to which such individuals may become subject in connection with the issuance, exercise or vesting of those Awards. Such right may be provided to any such holder in either or both of the following formats:

Stock Withholding: The election to have the Corporation withhold, from the shares of Common Stock otherwise issuable upon the issuance, exercise or vesting of such Award, a portion of those shares with an aggregate Fair Market Value equal to the percentage of the Withholding Taxes (not to exceed one hundred percent (100%)) designated by such individual. The shares of Common Stock so withheld shall reduce the number of shares of Common Stock authorized for issuance under the Plan.

Stock Delivery: The election to deliver to the Corporation, at the time of the issuance, exercise or vesting of the Award, one or more shares of Common Stock previously acquired by such holder (other than in connection with the issuance exercise or vesting of the shares triggering the Withholding Taxes) with an aggregate Fair Market Value equal to the percentage of the Withholding Taxes (not to exceed one hundred percent (100%)) designated by the individual. The shares of Common Stock so delivered shall not be added to the shares of Common Stock authorized for issuance under the Plan.

II. SHARE ESCROW/LEGENDS

Unvested shares may, in the Plan Administrator's discretion, be held in escrow by the Corporation until the Participant's interest in such shares vests or may be issued directly to the Participant with restrictive legends on the certificates evidencing those unvested shares.

III. EFFECTIVE DATE AND TERM OF THE PLAN

A. The Plan shall become effective on the Plan Effective Date.

B. The Plan shall serve as the successor to the Predecessor Plan, and no further option grants or stock issuances shall be made under the Predecessor Plan if this Plan is approved by the stockholders at the 2006 Annual Meeting. Such stockholder approval be obtained, then all options outstanding under the Predecessor Plan at the time of the 2006 Annual Meeting shall be transferred to this Plan.

C. The Plan shall terminate upon the *earliest* to occur of (i) December 6, 2016, (ii) the date on which all shares available for issuance under the Plan shall have been issued as fully vested shares or (iii) the termination of all outstanding Awards in connection with a Change in Control. Should the Plan terminate on December 6, 2016, then all Awards outstanding at that time shall continue to have force and effect in accordance with the provisions of the documents evidencing those Awards.

IV. AMENDMENT OF THE PLAN

A. The Board shall have complete and exclusive power and authority to amend or modify the Plan in any or all respects. However, no such amendment or modification shall adversely affect the rights and obligations with respect to Awards at the time outstanding under the Plan unless the Optionee or the Participant consents to such amendment or modification. In addition, amendments to the Plan will be subject to stockholder approval to the extent required under applicable law or regulation or pursuant to the listing standards of the stock exchange (or the Nasdaq National Market) on which the Common Stock is at the time primarily traded.

B. The Compensation Committee of the Board shall have the discretionary authority to adopt and implement from time to time such addenda or subplans to the Plan as it may deem necessary in order to bring the Plan into compliance with applicable laws and regulations of any foreign jurisdictions in which grants or awards are to be made under the Plan and/or to obtain favorable tax treatment in those foreign jurisdictions for the individuals to whom the grants or awards are made.

C. Awards may be made under the Plan that involve shares of Common Stock in excess of the number of shares then available for issuance under the Plan, provided no shares shall actually be issued pursuant to those Awards until the number of shares of Common Stock available for issuance under the Plan is sufficiently increased by stockholder approval of an amendment of the Plan authorizing such increase. If such stockholder approval is not obtained within twelve (12) months after the date the first excess Award is made, then all Awards granted on the basis of such excess shares shall terminate and cease to be outstanding.

V. USE OF PROCEEDS

Any cash proceeds received by the Corporation from the sale of shares of Common Stock under the Plan shall be used for general corporate purposes.

VI. REGULATORY APPROVALS

A. The implementation of the Plan, the grant of any Award and the issuance of shares of Common Stock in connection with the issuance, exercise or vesting of any Award made under the Plan shall be subject to the Corporation's procurement of all approvals and permits required by regulatory authorities having jurisdiction over the Plan, the Awards made under the Plan and the shares of Common Stock issuable pursuant to those Awards.

B. No shares of Common Stock or other assets shall be issued or delivered under the Plan unless and until there shall have been compliance with all applicable requirements of applicable securities laws, including the filing and effectiveness of the Form S-8 registration statement for the shares of Common Stock issuable under the Plan, and all applicable listing requirements of any Stock Exchange (or the Nasdaq National Market, if applicable) on which Common Stock is then listed for trading.

VII. NO EMPLOYMENT/SERVICE RIGHTS

Nothing in the Plan shall confer upon the Optionee or the Participant any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Corporation (or any Parent or Subsidiary employing or retaining such person) or of the Optionee or the Participant, which rights are hereby expressly reserved by each, to terminate such person's Service at any time for any reason, with or without cause.

(ii) such individual's voluntary resignation following (A) a change in his or her position with the Corporation (or any Parent or Subsidiary) which materially reduces his or her duties and responsibilities or the level of management to which he or she reports, (B) a reduction in his or her level of compensation (including base salary, fringe benefits and target bonus under any corporate-performance based bonus or incentive programs) by more than fifteen percent (15%) or (C) a relocation of such individual's place of employment by more than fifty (50) miles, provided and only if such change, reduction or relocation is effected by the Corporation (or any Parent or Subsidiary) without the individual's consent.

S. Misconduct shall mean the commission of any act of fraud, embezzlement or dishonesty by the Optionee or Participant, any unauthorized use or disclosure by such person of confidential information or trade secrets of the Corporation (or any Parent or Subsidiary), or any other intentional misconduct by such person adversely affecting the business or affairs of the Corporation (or any Parent or Subsidiary) in a material manner. The foregoing definition shall not in any way preclude or restrict the right of the Corporation (or any Parent or Subsidiary) to discharge or dismiss any Optionee, Participant or other person in the Service of the Corporation (or any Parent or Subsidiary) for any other acts or omissions, but such other acts or omissions shall not be deemed, for purposes of the Plan, to constitute grounds for termination for Misconduct.

T. 1934 Act shall mean the Securities Exchange Act of 1934, as amended.

U. Non-Statutory Option shall mean an option not intended to satisfy the requirements of Code Section 422.

V. Optionee shall mean any person to whom an option is granted under the Discretionary Grant or Automatic Grant Program.

W. Parent shall mean any corporation (other than the Corporation) in an unbroken chain of corporations ending with the Corporation, provided each corporation in the unbroken chain (other than the Corporation) owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

X. Participant shall mean any person who is issued shares of Common Stock, restricted stock units, performance shares or other stock-based awards under the Stock Issuance Program.

Y. Permanent Disability or Permanently Disabled shall mean the inability of the Optionee or the Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment expected to result in death or to be of continuous duration of twelve (12) months or more. However, solely for purposes of the Automatic Grant Program, Permanent Disability or Permanently Disabled shall mean the inability of the non-employee Board member to perform his or her usual duties as a Board member by reason of any medically determinable physical or mental impairment expected to result in death or to be of continuous duration of twelve (12) months or more.

Z. Plan shall mean the Corporation's 2006 Stock Incentive Plan, as set forth in this document.

AA. Plan Administrator shall mean the particular entity, whether the Compensation Committee, the Board or the Secondary Board Committee, which is authorized to administer the Discretionary Grant and Stock Issuance Programs with respect to one or more classes of eligible persons, to the extent such entity is carrying out its administrative functions under those programs with respect to the persons under its jurisdiction.

BB. Plan Effective Date shall mean the date on which the Plan is approved by the shareholders at the 2006 Annual Meeting.

CC. Predecessor Plan shall mean the Corporation's 2002 Stock Option Plan as such Plan is in effect immediately prior to the 2006 Annual Meeting.

DD. Secondary Board Committee shall mean a committee of one or more Board members appointed by the Board to administer the Discretionary Grant and Stock Issuance Programs with respect to eligible persons other than Section 16 Insiders.

EE. Section 16 Insider shall mean an officer or director of the Corporation subject to the short-swing profit liabilities of Section 16 of the 1934 Act.

FF. Service shall mean the performance of services for the Corporation (or any Parent or Subsidiary, whether now existing or subsequently established) by a person in the capacity of an Employee, a non-employee member of the board of directors or a consultant or independent advisor, except to the extent otherwise specifically provided in the documents evidencing the option grant or stock issuance. For purposes of the Plan, an Optionee or Participant shall be deemed to cease Service immediately upon the occurrence of the either of the following events: (i) the Optionee or Participant no longer performs services in any of the foregoing capacities for the Corporation or any Parent or Subsidiary or (ii) the entity for which the Optionee or Participant is performing such services ceases to remain a Parent or Subsidiary of the Corporation, even though the Optionee or Participant may subsequently continue to perform services for that entity. Service shall not be deemed to cease during a period of military leave, sick leave or other personal leave approved by the Corporation; provided, *however*, that should such leave of absence exceed three (3) months, then for purposes of determining the period within which an Incentive Option may be exercised as such under the federal tax laws, the Optionee's Service shall be deemed to cease on the first day immediately following the expiration of such three (3)-month period, unless Optionee is provided with the right to return to Service following such leave either by statute or by written contract. Except to the extent otherwise required by law or expressly authorized by the Plan Administrator or by the Corporation's written policy on leaves of absence, no Service credit shall be given for vesting purposes for any period the Optionee or Participant is on a leave of absence.

GG. Stock Exchange shall mean either the American Stock Exchange or the New York Stock Exchange.

HH. Stock Issuance Agreement shall mean the agreement entered into by the Corporation and the Participant at the time of issuance of shares of Common Stock under the Stock Issuance Program.

II. Stock Issuance Program shall mean the stock issuance program in effect under Article Three of the Plan.

JJ. Subsidiary shall mean any corporation (other than the Corporation) in an unbroken chain of corporations beginning with the Corporation, provided each corporation (other than the last corporation) in the unbroken chain owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

KK. 10% Stockholder shall mean the owner of stock (as determined under Code Section 424(d)) possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation (or any Parent or Subsidiary).

LL. Withholding Taxes shall mean the applicable income and employment withholding taxes to which to which the Optionee or Participant may become subject in connection with the issuance, exercise or vesting of the Award made to him or her under the Plan.



IMMUNOMEDICS®, INC.

2006 ANNUAL REPORT

TO SHAREHOLDERS

ON

FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2006.

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file number: 0-12104

IMMUNOMEDICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**61-1009366**
(State of incorporation)	**(I.R.S. Employer Identification No.)**
300 American Road, Morris Plains, New Jersey	**07950**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (973) 605-8200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

Series G Junior Participating Preferred Stock, $0.01 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates computed by reference to the price at which the common stock was last sold as of December 31, 2005 was $140,600,859. The number of shares of the registrant's common stock outstanding as of August 22, 2006 was 57,538,031.

Documents Incorporated by Reference:

Certain information required in Part III of this Annual Report on Form 10-K will be set forth in, and incorporated from the registrant's Proxy Statement for the 2006 Annual Meeting of Stockholders, which will be filed by the registrant with the Securities and Exchange Commission not later than 120 days after the end of the registrant's fiscal year ended June 30, 2006.

PART I

Item 1. *Business*

Introduction

Immunomedics, Inc. (the "Company," "we," "our," or "us") is a biopharmaceutical company focused on the development of monoclonal antibody-based products for the targeted treatment of cancer, autoimmune and other serious diseases. We have developed a number of advanced proprietary technologies that allow us to create humanized antibodies that can be used either alone in unlabeled, or "naked" form, or conjugated with radioactive isotopes, chemotherapeutics or toxins, in each case to create highly targeted agents. Using these technologies, we have built a pipeline of therapeutic product candidates that utilize several different mechanisms of action. We have recently licensed our lead product candidate, epratuzumab, to UCB, S.A. (UCB) for the treatment of all autoimmune disease indications (see "Strategic Partnering and Relationships"). We have retained the rights for epratuzumab in oncology indications for which UCB has been granted a buy-in option. UCB has development, manufacture and commercialization rights, worldwide, and is responsible for the two pivotal Phase III trials evaluating epratuzumab for the treatment of patients with moderate and severe lupus. At present, there is no cure for lupus and no new lupus therapy has been approved in the U.S. in the last 40 years. We believe that our portfolio of intellectual property, which includes 108 issued patents in the United States and more than 250 other issued patents worldwide, is essential to protecting our product candidates and technologies.

Therapeutic Product Candidates

We currently have antibody product candidates in clinical development targeting B-cell non-Hodgkin's lymphoma (NHL), other B-cell medicated diseases and various solid tumors. All of our therapeutic product candidates are "humanized" antibodies, which means that the portion of the antibody derived from mouse (murine) DNA sequences is generally less than 10%.

We believe that each of our antibodies has therapeutic potential either when administered alone or when conjugated with therapeutic radioisotopes (radiolabeled), chemotherapeutics or other toxins to create unique and potentially more effective treatment options. The attachment of various compounds to antibodies is intended to allow the delivery of these therapeutic agents to tumor sites with greater precision than conventional radiation therapy or chemotherapeutic approaches. This treatment method is designed to reduce the total exposure of the patient to the therapeutic agents, which ideally minimizes debilitating side effects. We are currently focusing our efforts on unlabeled, or "naked" antibodies and antibodies conjugated with drugs or toxins, and on the use of radioisotopes, such as Yttrium-90, sometimes referred to as Y-90, and Iodine-131, sometimes referred to as I-131.

We also have a number of other product candidates that target solid tumors and hematologic malignancies and other diseases in various stages of pre-clinical development, although it is too early to assess which of these, if any, will merit further evaluation in clinical trials. In an effort to permit an effective use of our resources, our clinical development focus has been reduced to three different antibodies in a limited number of indications.

The table below summarizes the status of our current therapeutic product candidates in clinical development, which assumes we will obtain adequate financing to continue these trials of which there is no assurance:

Program and Product Candidate	Description/Target Antigen		Disease Indication	Development Status
CD22 Program: Epratuzumab				
IMMU-103	Unlabeled	CD22 antibody	Non-Hodgkin's lymphoma (NHL)	Phase II clinical trials completed
IMMU-102	Y-90-labeled	CD22 antibody	Non-Hodgkin's lymphoma	Phase I/II clinical trials ongoing
CD20 Program				
IMMU-106	Unlabeled	CD20 antibody	Non-Hodgkin's lymphoma	Phase I/II clinical trial ongoing
PAM4 Program				
IMMU-107	Y-90-labeled	PAM4 antibody	Pancreatic cancer	Phase I/II clinical trial ongoing

CD22 Program: Epratuzumab

Our most advanced therapeutic product candidate, IMMU-103, is an unlabeled humanized antibody which targets an antigen, known as CD22, found on the surface of B-lymphocytes, a type of white blood cells. Our humanized CD22 antibody has been shown not to evoke any substantial anti-epratuzumab antibodies in NHL patients, even after repeated dosing, making it a potentially good candidate for treating patients with a chronic, autoimmune diseases.

In October 2004, updated clinical results of epratuzumab in patients with systemic lupus erythematosus (SLE) were presented at the 68th annual scientific meeting of American College of Rheumatology/Association of Rheumatology Health Professionals. The objective of the open label, single-center study was to evaluate the safety, tolerability, lack of immunogenicity and early evidence of efficacy of epratuzumab, which was administered as a single agent every other week, for a total of four doses. A scoring system called BILAG (British Isle Lupus Assessment Group) was used to measure the level of disease activity in these patients prior to, and at several time points post administration of epratuzumab. Patients with mild to moderate SLE activity (defined by Global BILAG scores of 6-12 prior to treatment) were enrolled. A high BILAG score indicates increased disease activity.

SLE assessments after treatment demonstrated consistent clinical improvement, with decreased global BILAG scores for all fourteen enrolled patients compared to the pre-therapy scores. Specifically, nine out of fourteen patients (64%) had lowered their pre-treatment global BILAG scores by 50% or more, twenty-four hours post-therapy. Furthermore, six of the seven patients who had returned for their six-month check-up retained clinical benefit. In all patients, the treatment was well tolerated with infusions completed in about one hour, and no evidence of reactions or immunogenicity.

Based on these positive results, we submitted an application to the U.S. Food and Drug Administration (FDA) for Fast Track designation and in January 2005, received notice from the agency granting epratuzumab Fast Track Product designation for the treatment of patients with moderate and severe SLE. The fast track programs of the FDA are designed to facilitate drug development and to expedite the review of new drugs that are intended to treat serious or life threatening conditions, and that demonstrate the potential to address unmet medical needs. As such, the fast track designation allows for close and frequent interaction with the agency. A designated fast track drug may also be considered for priority review with a shortened review time, rolling submission and accelerated approval if applicable.

In May and June 2005, we initiated two pivotal Phase III clinical trials to further evaluate the safety and efficacy of epratuzumab for the treatment of patients with moderate and severe SLE. These pivotal trials are designed as randomized, double-blinded, placebo-controlled, multi-center studies using the BILAG index to monitor and assess disease activity. The trials have been named "ALLEVIATE" or Alleviate Lupus Affliction with Epratuzumab and Validate its Autoimmune Safety and Efficacy. One trial, ALLEVIATE A, is for patients with severe SLE flares, and the second trial, ALLEVIATE B, is for patients with moderately active SLE.

SLE is a serious autoimmune disease affecting approximately 1.5 million Americans, according to the Lupus Foundation of America. In the U.S., women with SLE outnumber men by a ratio of nine to one, and 80% of female patients develop lupus between the ages of 15 and 45. At present, there is no cure for lupus and no new lupus drug has been approved in the U.S. for nearly 40 years. Lupus most often results in chronic inflammation and pain affecting various parts of the body, especially the skin, joints, blood, and kidneys. The disease can be serious and life threatening. Current treatments include corticosteroids, nonsteroidal anti-inflammatory drugs, immunosuppressives, and antimalarials.

A second autoimmune disease that we have evaluated with epratuzumab is Sjögren's syndrome, a disease that currently affects between 2 to 4 million Americans. We presented results from our open-label, non-randomized, two-center Phase I/II trial in June 2005, at the European League Against Rheumatism (EULAR) Annual European Congress of Rheumatology. Seventeen patients with primary Sjögren's syndrome were enrolled in this study to assess feasibility, safety, and early evidence of efficacy. Over an eight-week period, patients received 360 mg/m^2 of epratuzumab every two weeks for a total of four doses. Fourteen patients received all four infusions without reactions, with a median infusion time of fifty minutes. One patient discontinued the third infusion due to an acute infusion reaction, but completed the fourth infusion with no further reaction.

Patients reported improvements in their clinical signs and symptoms that include: dry eyes, dry mouth, fatigue, tender joints, tender points, tear and salivary flow. Specifically, twenty-four hours after the last treatment, symptomatic improvements ranging from 100% of patients experiencing tender joints to 33% of patients with salivary flow were observed. Moreover, when these patients were evaluated twelve weeks post therapy, 86% of patients who showed tender joints improvement retained clinical benefit, as did 20% of patients with increased salivary flow. Follow-up in these patients is ongoing.

Epratuzumab seems to show activity causing a mild decrease in the number of circulating B-lymphocytes, thus perhaps reducing the risk of infection. Consistent with our past clinical experience with the antibody, we have found a reduction of 50% to 60% in circulating B-cells in the patients enrolled in both the SLE and Sjögren's syndrome trials. These data suggest that B-cell modulation may be the primary mechanism of action of epratuzumab, and that complete depletion of B-cells is not necessary to provide a clinical benefit.

Epratuzumab has also demonstrated good safety, tolerability, and clinical efficacy in more than 340 patients with non-Hodgkin's lymphoma. Results from our clinical trials in patients with NHL have been published in *The Journal of Clinical Oncology* and *Clinical Cancer Research.*

On May 9, 2006 we entered into a Development, Collaboration and License Agreement (the UCB Agreement) with UCB, providing UCB an exclusive worldwide license to develop, manufacture, market and sell epratuzumab for the treatment of all autoimmune disease indications. Under the terms of the UCB Agreement, we retain the rights to develop epratuzumab in the field of oncology, and UCB has an option to acquire development and commercialization rights to epratuzumab with respect to cancer indications at anytime prior to the first commercial sales thereof. If UCB exercises its buy-in right with respect to epratuzumab in the field of oncology, UCB will reimburse us for the development cost actually incurred, plus a buy-in fee. Under the terms of the UCB Agreement, we received initial cash payments totaling $38 million from UCB, which includes a $25 million upfront payment, plus a $13 million reimbursement for development costs of epratuzumab related to our clinical development of epratuzumab in patients with certain autoimmune conditions prior to the date of the UCB Agreement.

We determined that all elements under the UCB Agreement should be accounted for as a single unit of accounting under EITF 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables.* In accordance with SAB No. 104 (Topic 13, *Revenue Recognition)*, deferral of revenue is appropriate regarding nonrefundable, upfront fees received in single unit of accounting arrangements. As we have continuing obligations under the UCB Agreement, we recorded the $38 million payment as deferred revenue. We are recognizing this deferred revenue over our best estimate of the period of time required to fulfill our obligations under the UCB Agreement. Accordingly, we recognized $1,520,000 as License Fee Revenues during the 2006 fiscal year, with the remaining balance recorded as Deferred Revenue in the balance sheet that currently is being amortized through November 2009.

While the clinical results to date have been encouraging, we are not able to determine when, if ever, epratuzumab will be approved for sale in the U. S. or anywhere else. Even if it is approved, there can be no assurance that it will be commercially successful or that we will ever receive revenues equal to our financial investment in this product candidate.

CD20 Program

Similar to CD22, CD20 is an antigen that is expressed on B-lymphocytes. Rituximab is a chimeric antibody (comprised of one-third mouse and two-thirds human protein) that binds to the CD20 antigen. IMMU-106 is our humanized CD20 antibody (90-95% human and the remainder mouse) constructed of binding sites to CD20, which makes it very similar to rituximab in affinity and potency. IMMU-106 is currently in Phase I/II clinical trials in patients with NHL. We believe our Company is the first to bring a humanized CD20 antibody into clinical testing. We also believe that this humanized CD20 antibody may be less immunogenic than those with increased mouse protein, and therefore, may be more appropriate to use in patients where repeated dosing would be required, or patients with well preserved immune systems (e.g., patients with autoimmune diseases).

PAM4-Y-90 Program

PAM4 or IMMU-107 is our solid tumor therapeutic product candidate. It is a humanized monoclonal antibody highly specific for pancreatic cancer. Preclinical studies in mice with transplanted human pancreatic cancer have demonstrated that the antibody labeled with Y-90, has activity by itself as well as in combination with gemcitabine, a radiosensitizing chemotherapeutic that is commonly used to treat this disease. In fact, the combination appeared to be more effective than either IMMU-107 or gemcitabine alone. A dose-escalation Phase I/II study is currently ongoing for patients with pancreatic cancer. We intend to also evaluate IMMU-107 in combination with gemcitabine in future clinical trials.

CD22-Y-90 Program

IMMU-102 (Y-90-labeled epratuzumab) is our radiolabeled CD22 antibody product candidate being evaluated in patients with NHL. Radioimmunotherapy (RAIT) combines the targeting power of monoclonal antibodies with the cell-damaging ability of localized radiation. When infused into a patient, these radiation-carrying antibodies circulate in the body until they locate and bind to the surface of specific cells, and then deliver their cytotoxic radiation more directly too the cells. This therapy, unlike chemotherapy, mainly selects cancer cells, has fewer side effects, and may be administered on an outpatient basis.

Current RAIT treatments for NHL such as tositumomab and ibritumomab tiuxetan are radiolabeled murine antibodies targeting the CD20 antigen on the surface of mature B-lymphocytes and B-lymphocyte tumors. Epratuzumab is a humanized monoclonal antibody that targets the CD22 antigen on B-lymphocytes. The internalizing property of epratuzumab is well suited for delivering radiation from the potent radioisotope, yttrium-90, selectively and locally to lymphoma cells that express the CD22 antigen. Moreover, because epratuzumab is humanized, IMMU-102 can potentially be administered to patients repeatedly in smaller doses than the regimens used by tositumomab and ibritumomab tiuxetan. Researchers found that splitting the dose over two or three fractions made it tolerable to patients while delivering higher radioactivity to tumor cells. We continue to evaluate IMMU-102 in a Phase I/II dose-escalation trial being conducted in Europe. This clinical trial is examining the safety and efficacy of IMMU-102 in patients with indolent or aggressive NHL who have had a relapse of disease following standard chemotherapy.

CEA Program

We have developed another solid tumor therapeutic product candidate that targets an antigen known as carcinoembryonic antigen, or CEA. The CEA antigen is abundant at the site of virtually all cancers of the colon and rectum, and is associated with many other solid tumors, such as breast and lung cancers. We are not currently conducting clinical trials with our CEA antibody, or IMMU-111 however, we are providing clinical supplies for an investigator-sponsored Phase II clinical trial in Germany, evaluating repeat dosing in patients with resected liver metastases of colorectal cancer.

IMMU-111, our I-131-labeled CEA antibody, has been tested in a single-center, Phase II trial in Europe in patients with proven metastatic colorectal cancer after surgical resection of their liver metastases. Twenty-three patients who underwent surgery for liver metastases of colorectal cancer received a dose of 40 – 60 mCi/m^2 of IMMU-111. Safety, disease-free survival and overall survival were determined and compared retrospectively to similar control patients treated at the same institution and in a similar timeframe, but without receiving IMMU-111. At the 41st Annual Meeting of the American Society of Clinical Oncology in May 2005, we reported that, with a median follow-up of 64 months, median overall survival on 19 assessable patients from the first liver resection was 68.0 months vs. 31.0 months for the control group. Disease-free survival for IMMU-111 patients had a median of 18.0 months vs. 12.0 months for the controls. Five-year survival was 51.3% for the IMMU-111 and 7.4% for the control groups. We believe that these initial results with IMMU-111 are encouraging, and will need to be confirmed in future prospectively randomized trials comparing those receiving IMMU-111 with patients receiving standard care.

IMMU-100, the unlabeled form of our CEA antibody, also called Labetuzumab, has completed a Phase I/II dose-escalation trial in patients with colorectal or breast cancer. This trial was performed to demonstrate the safety of administering repeated high doses of the unlabeled CEA antibody so that future trials could examine unlabeled antibody combined with chemotherapy in various solid tumors. This is because preclinical results suggested that this antibody is capable of enhancing the effects of certain cancer drugs. Currently, we have no clinical studies ongoing with the naked CEA antibody.

Our Y-90-labeled CEA antibody, IMMU-101, has completed two multicenter Phase I trials in patients with advanced colorectal or pancreatic cancer. Results from these studies, involving 15-18 patients each, showed tumor targeting, acceptable normal organ radiation doses, and defined the maximum tolerated dose for a single administration.

CD74 Program

CD74 is a rapidly internalizing type-II transmembrane chaperone molecule associated with MHC class II. It actively directs transport from the cell surface to an endosomal compartment and as such is a unique target for antibody-drug immunoconjugate therapy. We have observed high expression of CD74 in human non-Hodgkin's lymphoma and multiple myeloma clinical specimens and cell lines, and have developed IMMU-115, a naked humanized antibody, targeting the CD74 antigen. In preclinical studies, IMMU-115 has demonstrated activity in animal models of non-Hodgkin's lymphoma and multiple myeloma with doses as low as 25μg. Benefits were greater in the myeloma model, in which median survival time was increased more than 4.5-fold. We plan to begin Phase I/II clinical trials with IMMU-115 in patients with multiple myeloma in the next several months.

IMMU-110 is the CD74 antibody conjugated with the cancer drug, doxorubicin. This antibody was chosen as our first drug immunoconjugate because of its rapid internalization into CD74-expressing cells. Preclinical in vitro results demonstrated that IMMU-110 binds specifically to CD74-expressing non-Hodgkin's lymphoma and multiple myeloma cell lines with sub-nanomolar affinity, and produces a cytotoxicity level approaching that of free doxorubicin. No significant difference was observed between the drug immunoconjugate and the naked antibody in their pharmacokinetic and biodistribution profiles. *In vivo* efficacy studies in human NHL and multiple myeloma animal models, demonstrated that IMMU-110, given as a single injection, was efficacious with doses as low as 35μg and administration as late as ten days after tumor cell inoculation. Antibody-targeted selective delivery of anticancer drugs against antigens expressed on cancer cells can potentially improve the therapeutic index of anticancer drugs.

Diagnostic Imaging Products

We have transitioned our focus away from the development of diagnostic imaging products in order to accelerate the development of our therapeutic product candidates. Consistent with our de-emphasis on our diagnostic business, during the 2006 fiscal year we ceased commercialization of CEA-Scan. We will continue to be manufacture and commercialize LeukoScan in territories where regulatory approvals have been granted. Furthermore, as of June 30, 2006, research and development into diagnostic product candidates was no longer a material portion of our business.

LeukoScan

LeukoScan® uses a mouse monoclonal antibody fragment that first targets and then binds to a type of white blood cell known as a granulocyte. These cells are associated with a potentially wide range of infectious and inflammatory diseases.

Research and Development Programs

We have historically invested heavily in our research and development programs, spending approximately $22,781,000 for these programs during fiscal year ended June 30, 2006, $27,028,000 for these programs during the fiscal year ended June 30, 2005 and $21,934,000 for these programs during the fiscal year ended June 30, 2004. We intend to continue to commit funds for product development, however, in the future UCB will assume the expenses related to the SLE clinical trials. The above discussion is a brief summary of our principal research and development programs as of August 11, 2006.

Other Antibody-Directed Therapy Approaches

Our majority owned subsidiary, IBC Pharmaceuticals, Inc. (IBC), has been working since 1999 on the development of novel cancer radiotherapeutics using patented pre-targeting technologies with proprietary, bi-specific antibodies. This pre-targeting technique involves the administration of an unlabeled antibody to the patient on day one, followed by the administration of a separate radionuclide or other therapeutic, conjugated to a peptide, a few days later. This delay permits the patient's body to eliminate antibodies, which have not bound to the disease site and are therefore superfluous. A second recognition group is then attached, either to the radionuclide or therapeutic drug, such that the radionuclide or drug is localized to the antibody pre-targeted to the tumor site. Using such methods in pre-clinical human tumor models, target-to-blood uptake ratios of radionuclide have been improved by up to forty times compared to the use of antibodies radiolabeled in the conventional manner. While this advantage is somewhat offset by the greater complexity involved in multiple administration and timing of reagents, after achieving promising results from animal studies on this technology, we have decided to continue clinical studies in France using Iodine-131 as the therapeutic agent and a bi-specific antibody having our humanized anti-CEA antibody.

A Phase I clinical trial, which has defined the maximum tolerated dose of the I-131 peptide, and the optimal dose of the bispecific CEA antibody and the interval between the unlabeled chemically conjugated bispecific antibody and the labeled peptide, has been completed in France. Evidence of good tolerability and disease stabilization were reported for this trial at scientific meetings, including the June 2004 51st Annual Meeting of the Society of Nuclear Medicine. Based on the positive outcome of the Phase I study, a multicenter Phase II study in patients with medullary thyroid cancer (MTC) has been initiated and will be supported, assuming that there is adequate financing available to fund this trial. The primary objective of this study is to confirm feasibility and safety, and to assess efficacy in this rare disease with very limited therapeutic options.

Preclinical studies by IBC continue for the development of new bispecific antibodies (fusion proteins) and peptides for improved targeting and treatment strategies, including multiple binding-arms for the tumor-targeting antibody and new carrier peptides that allow attachment of different kinds of therapeutic and diagnostic isotopes. Some of these results have been published in prominent cancer journals, such as Cancer Research and Clinical Cancer Research, and also at cancer conferences, such as the 2004 Annual Meeting of the American Association for Cancer Research. One or more of these new forms of each of the two reagents are being studied and tested for potential further clinical development. We believe that this new pre-targeting system may constitute the next generation of cancer radioimmunotherapy, and may also be applicable for the more targeted delivery of cancer drugs.

Peptides

During the past year, we continued to refine our proprietary methods for the radiolabeling of peptides with technetium-99m (Tc-99m) to the point where we are now capable of producing these peptides at clinical-scale levels using single-vial kits. These methods will be generally applicable to the preparation of radioconjugates and will enable rapid evaluation of different peptide-receptor systems. In related work, similar synthetic methods have also been used to prepare peptide conjugates that can be radiolabeled with Iodine-124, Gallium-68 (Ga-68), Indium-111 and Yttrium-90, which are being applied to the bi-specific pre-targeting technology that is being developed through IBC. We believe that these developments may allow for the introduction of a new class of diagnostic imaging agents using both traditional gamma-emitting isotopes, such as Tc-99m, and positron-emitting isotopes, such as I-124 and Ga-68, particularly since pre-targeting methods being developed with IBC are showing very high tumor/normal tissue ratios.

Dock-and-Lock Platform Technology

We have developed a new platform technology, named the Dock-and-Lock ("DNL") method, which has the potential for making a considerable number of bioactive molecules of increase complexity. The initial validation of the DNL method was provided by the successful generation of a series of trivalent bispecific binding proteins consisting of two identical antibody-Fab fragments tethered site-specifically to a different Fab fragment via a pair of distinct linker modules found in nature. The first of such trimeric Fab-based proteins, TF2, has been produced in high yields and shown to be a superior pretargeting agent for imaging CEA-positive human tumor xenografts in mice, thus these stably tethered multifunctional structures of defined composition made by the dock and lock method may be used for cancer targeting. More recent preclinical results obtained with TF2 also demonstrate excellent visualization of micrometastases in the lungs using positron-emisison tomography (PET) scanning.

The DNL method judiciously combines conjugation chemistry and genetic engineering to enable not only the creation of novel human therapeutics, but potentially also the construction of improved recombinant products over those currently on the market. Therefore, in the near term, we plan to demonstrate its commercial potential by producing new versions of several successful biotechnology products with enhanced potency and better bioavailability. Meanwhile, the versatile and modular DNL method may allow us to expand the existing product portfolios to include multivalent, multispecific antibodies, immunodrugs, and various types of vaccines for preclinical and clinical development.

Patents and Proprietary Rights

Our Patents

We have accumulated a sizeable portfolio of patents and patent applications in the course of our business, which we believe constitutes a very valuable business asset. Some of these patents relate to our diagnostic imaging products and product candidates, while others relate to our therapeutic product candidates. Still others relate to our technologies and other discoveries for which no product candidate has yet been identified. While the issuance of a patent does not in itself assure us that our intellectual property rights will remain secure, we believe that we have taken all reasonable steps necessary to protect our technologies and inventions from misappropriation by others. As of August 11, 2006, this portfolio included 108 issued U.S. patents. In addition, as of such date the portfolio included more than 250 issued foreign patents, with a number of U.S. and foreign patent applications pending. We are aware of certain issued patents, as well as other patents pending, which are owned by competitors of ours and, to the extent they are determined to contain valid and enforceable claims, could result in a legal determination that our products or technologies are infringing. This would result in our needing to obtain a license under such patents, which might not be available on commercially reasonable terms, if at all. While we do not presently believe that this will impair in any material respect our ability to operate our business and commercialize our therapeutic product candidates, we cannot assure you that it will not adversely affect our business.

Our Licenses

We have obtained licenses from various parties for rights to use proprietary technologies and compounds. Included in the foregoing discussion of patents is one U.S. patent and foreign counterparts, to which we have a right pursuant to an exclusive license granted by Dr. David M. Goldenberg, our Chairman and Chief Strategic Officer. We also have certain rights with respect to patents and patent applications owned by the Center for Molecular Medicine and Immunology, or CMMI, by virtue of a license agreement between CMMI and us. Dr. Goldenberg is the founder, President and member of the Board of Trustees of CMMI. In addition, we have certain rights with respect to patents and patent applications assigned solely to the National Institutes of Health (NIH) or jointly to NIH and us, as well as with respect to certain patent applications assigned to the University of Massachusetts. We also acquired rights to patents and patent applications assigned or licensed to IBC by virtue of our acquisition of a controlling interest in IBC.

In July 1998, we signed a license agreement with Dako A/B to license our worldwide patents for specific anti-CEA monoclonal antibodies, which Dako markets for *in vitro* use. In June 2002, we entered into a non-exclusive license to Daiichi Pure Chemicals Co. under these patents, which included an up-front payment of $825,300. In addition, we recorded royalty income of $300,000 for the year ended June 30, 2006, $250,000 for the year ended June 30, 2005 and $183,000 for the year ended June 30, 2004.

It is our policy to vigorously defend our intellectual property rights where appropriate. Accordingly, at any time, and from time to time, we may be engaged in licensing discussions with other parties that we believe may be infringing our patents or other intellectual property rights.

Our Trademarks

The mark "IMMUNOMEDICS" is registered in the U.S. and 36 foreign countries and a European Community Trademark has been granted. Our logo is also registered in the U.S. and in two foreign countries. The mark "IMMUSTRIP" is registered in the U.S. and Canada. The mark "CEA-SCAN" is registered in the U.S. and 21 foreign countries, and a European Community Trademark has been granted. The mark "LEUKOSCAN" is registered in the U.S. and 11 foreign countries, and a European Community Trademark has been granted. The mark "LYMPHOSCAN" is registered in the U.S. and nine foreign countries, and a European Community Trademark has been granted. The mark "CEA-CIDE" is registered in the U.S. and 14 foreign countries, and a

European Community Trademark has been granted. The mark "LYMPHOCIDE" is registered in the U.S., and a European Community Trademark has been granted. In addition, we have applied for registration in the U.S. for several other trademarks for use on products now in development or testing, and for corresponding foreign and/or European Community Trademarks for certain of those marks.

Our Trade Secrets

We also rely upon unpatented trade secrets, and we cannot assure you that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect such rights. We require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisers to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of our employees, the agreement provides that all inventions conceived by such employees shall be our exclusive property. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for our trade secrets in the event of unauthorized use or disclosure of such information.

Third Party Rights

Our success also depends in part on our ability to gain access to third party patent and proprietary rights and to operate our business without infringing on third party patent rights. We may be required to obtain licenses to patents or other proprietary rights from third parties to develop, manufacture and commercialize our product candidates. Licenses required under third-party patents or proprietary rights may not be available on terms acceptable to us, if at all. If we do not obtain the required licenses, we could encounter delays in product development while we attempt to redesign products or methods or we could be unable to develop, manufacture or sell products requiring these licenses at all.

Strategic Partnering and Relationships

UCB S.A.

On May 9, 2006 we entered into the UCB Agreement providing UCB an exclusive worldwide license to develop, manufacture, market and sell epratuzumab, our humanized CD22 antibody, for the treatment of all autoimmune disease indications. Under the terms of the UCB Agreement, we retain the rights to develop epratuzumab in the field of oncology, and UCB has an option to acquire development and commercialization rights to epratuzumab with respect to cancer indications at anytime prior to the first commercial sales thereof. If UCB exercises its buy-in right with respect to epratuzumab in the field of oncology, UCB will reimburse us for the development cost actually incurred, plus a buy-in fee.

Under the terms of the UCB Agreement, we received initial cash payments from UCB totaling $38 million, which includes a $25 million upfront payment, plus a $13 million reimbursement for development costs of epratuzumab related to our clinical development of epratuzumab in patients with certain autoimmune conditions prior to the date of the UCB Agreement. As we have continuing obligations under the UCB Agreement we recorded the $38 million payment as deferred revenue. We are recognizing this deferred revenue over our best estimate of the period of time required to fulfill our obligations under the UCB Agreement. Accordingly, we recognized $1.5 million as License Fee Revenues during the 2006 fiscal year, with the remaining balance recorded as Deferred Revenue that currently is being amortized through November 2009.

In addition, we are entitled to receive regulatory milestone payments, which could aggregate to a maximum of up to $145 million in cash payments and $20 million in equity investments. These milestone payments are dependent upon specific achievements in the regulatory approval process under the UCB Agreement. We will also receive product royalties based upon a percentage of aggregate annual net sales during the product royalty term, which percentage is subject to reduction under certain circumstances. In addition, we are entitled to receive sales bonuses of up to $135 million upon annual net sales reaching certain target levels. There can be no assurance that these regulatory or sales achievements will be met and therefore there can be no assurance that the Company will receive such future payments.

The UCB Agreement calls for the creation of a global autoimmune guidance committee, with equal representation by UCB and us, to plan and oversee the conduct and progress of the development and commercialization of epratuzumab. UCB has the deciding vote on the committee. UCB will be solely responsible for the development, manufacturing and commercialization of epratuzumab for the treatment of all autoimmune indications and for the continuation of ongoing clinical trials in SLE, with Immunomedics responsible for supplying epratuzumab for the completion of clinical trials relating to SLE. We are also obligated to manufacture and supply epratuzumab, if needed and at UCB's request, for the initial commercial launch of epratuzumab for the treatment of SLE and for certain future clinical trials if necessary. The manufacturing requirements are limited by our present production capacity. UCB will have sole responsibility for all clinical development, regulatory filings and related submissions, as well as all commercialization activities with respect to epratuzumab in all autoimmune indications.

The UCB Agreement commenced on May 9, 2006 and shall terminate in accordance with the terms thereof or by mutual written consent, unless UCB decides to cease all development and commercialization of epratuzumab pursuant to the UCB Agreement. Either Immunomedics or UCB has the right to terminate the UCB Agreement by notice in writing to the other party upon or after any material breach of the UCB Agreement by the other party, if the other party has not cured the breach within 60 days after written notice to cure has been given, with certain exceptions.

Other Collaborations

We conduct research on a number of our programs in collaboration with a not-for-profit organization called The Center for Molecular Medicine and Immunology, or CMMI, and its clinical unit, the Garden State Cancer Center. CMMI performs contracted pilot and pre-clinical trials in scientific areas of importance to us and also conducts basic research and pre-clinical evaluations in a number of areas of potential interest to us. Dr. David M. Goldenberg, our Chairman of the Board and Chief Strategic Officer, is the President and a Trustee of CMMI.

In fiscal 2006 the Company received a Phase I Grant Award from the National Institute of Health for a six-month period. The award for $134,000 is entitled "An Anti-CD74 MAb-drug Conjugate for B-Cell Malignancies." The objective of this Small Business Innovative Research (SBIR) investigation is to determine if a doxorubicin (dox) conjugate of the humanized, anti-CD74, monoclonal antibody, hLL1, would be a suitable agent for subsequent development for a clinical Phase I trial against CD74-positive B cell malignancies. Project feasibility will be documented with a scaled-up preparation of dox-hLL1 conjugate and demonstration of its therapeutic efficacy in an animal model of human multiple myeloma.

Also in fiscal 2006 we received a Phase I Grant Award from the National Institute of Health for a six-month period. The award for $134,000 is entitled "F-18 labeled Peptides for Pretargeted PET Imaging of Pancreatic Cancer." The objective of this SBIR investigation is to develop a pancreatic cancer imaging method that uses F-18 labeled peptide in conjunction with bispecific antibody pretargeting, for improved early diagnosis of the disease. With pretargeting methodology already well-established, the goal of the SBIR Phase I feasibility will be to identify a practical synthetic method to radiolabel the targeting peptide, containing two haptens, with 4-F-18 fluorobenzaldehyde.

In 2005 we received a Phase I Grant Award from the National Institute of Health for a six-month period. The $134,000 award was entitled "Tetravalent bispecific fusion antibody for Immunotherapy". The objectives of this SBIR investigation is to develop a tetravalent bispecific fusion protein derived from two different humanized antibodies against human CD22 and CD20, and to explore the potentials of utilizing this tetravalent bispecific antibody (bsAb) as a "single agent" for treatment of patients with B-cell cancers to further improve the efficacy, safety, and convenience of the combination therapy. In Phase I, the fusion bsAb will be engineered by recombinant technology and expressed in a mammalian cell line, and high-level bsAb-producing clones suitable for industrial scale production will be developed. In this preliminary stage of a new drug development, the physical, biochemical, and immunological properties of the recombinant bsAb will be thoroughly characterized. In addition, in vitro and in vivo characteristics of the bsAb against malignant B-cells will be evaluated.

In 2004 we received two SBIR Phase I Grant Awards from the National Cancer Institute, one for $86,000, and one for $100,000, each budgeted for a six-month period. The first award, entitled "Molecular Imaging by Affinity Enhancement PET " will be applied to investigate the use of bispecific antibodies and gallium-68-radiolabeled bivalent peptides for specific targeting of disease and possible improved detection using positron emission tomography, or PET. The combination of bispecific antibodies with rapidly targeting and systemically clearing low molecular weight gallium-68-radiolabeled agents, married to the sensitivity of PET detection techniques, may lead to an entire new class of disease-specific imaging agents. The second award, entitled "Minimal Disease Radioimmunotherapy of Colorectal Cancer," will be applied to study the potential treatment of colorectal cancer using a humanized, high affinity, anti-CEA humanized monoclonal antibody, hMN-14, and an intracellularly-trapped "residualizing" form of iodine-131 radionuclide. This iodine-131-radiolabeled antibody, produced using our proprietary radioiodination technology, is designed to solve the problem of *in vivo* deiodination associated with directly radioiodinated MAbs, and thereby deliver an enhanced dose of radiation to targeted tumor cells.

We also collaborate with numerous other academic and research centers. Our academic collaborators have included such institutions as the Erasme University Hospital, Brussels, Belgium; University of Nijmegen, The Netherlands; INSERM, Nantes, France; University of Göttingen, Germany; University of Marburg, Germany; New York Presbyterian Hospital—Cornell Medical College; University of Massachusetts; Fox Chase Cancer Center; and Brigham & Women's Hospital-Harvard Medical School. We believe these ongoing research efforts will identify new and improved products and techniques for diagnosing and treating various cancers and infectious diseases.

Government Regulation

Regulatory Compliance

Our research and development activities, including testing in laboratory animals and in humans, our manufacture of antibodies, as well as the handling, labeling and storage of the product candidates that we are developing, are all subject to stringent regulation, primarily by the FDA in the U. S. and by comparable authorities in other countries. If for any reason we are unable to comply with applicable requirements there will likely occur various adverse consequences, including one or more delays in approval, or even the refusal to approve, product licenses or other applications, the suspension or termination of clinical investigations, the revocation of approvals previously granted, as well as fines, criminal prosecution, recall or seizure of products, injunctions against shipping products and total or partial suspension of production and/or refusal to allow us to enter into governmental supply contracts.

The process of obtaining requisite FDA approval is costly and time consuming even in the best of circumstances. For a new human drug or biological product to be marketed in the United States, current FDA requirements include: (i) the successful conclusion of pre-clinical tests to gain preliminary information on the product's safety; (ii) the filing with the FDA of an Investigational New Drug, or "IND," to conduct human clinical trials for drugs or biologics; (iii) the successful completion of human clinical investigations to establish the safety and efficacy of the product candidate for its intended indication; and (iv) the filing and then acceptance and approval by the FDA of a New Drug Application, or "NDA," for a drug product, or a Biological License Application, or "BLA," for a biological product, in either case to allow commercial distribution of the drug or biologic.

Among the conditions for an NDA or a BLA approval is the requirement that the applicable manufacturing, clinical, pharmacovigilance, quality control and manufacturing procedures conform on an ongoing basis with current Good Clinical Practices, or GCP, current Good Manufacturing Practices, or GMP, and computer information system validation standards. Before approval of a BLA, the FDA will perform a pre-licensing inspection of clinical sites, manufacturing facilities and the related quality control records to determine its compliance with these requirements. To assure compliance, applicants must continue to expend time, money and effort in the area of training, production and quality control. After the applicant is licensed for the manufacture of any product, manufacturers are subject to periodic inspections by the FDA. We will also face similar inspections coordinated by the European Medicine Agency, or EMEA, by inspectors from particular European Union member states that conduct inspections on behalf of the European Union.

The drug approval process is similar in other countries and is also regulated by specific agencies in each geographic area. Approval by the FDA does not ensure approval in other countries. In addition, even if we can obtain drug approval in other countries, it may require considerable more time to obtain such approval in the U. S. In European Union countries, Canada, and Australia, regulatory requirements and approval processes are similar in principle to those in the U. S. and can be as rigorous, costly and uncertain. Additionally, depending on the type of drug for which an applicant is requesting approval, there are currently two potential tracks for marketing approval in European Union countries: mutual recognition and the centralized procedure. These review mechanisms may ultimately lead to approval in all European Union countries, but each method grants all participating countries some decision-making authority in product approval.

Orphan Drug Act

To date, we have successfully obtained Orphan Drug designation by the FDA under the Orphan Drug Act of 1983 for IMMU-107 epratuzumab PAM4 and labetuzumab (IMMU-100). There can be no assurance, however, that our competitors will not receive approval of other different drugs or biologics for treatment of the diseases for which our products and product candidates are targeted.

Other Regulatory Considerations

We are also subject to regulation under the Occupational Safety and Health Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, The Clean Air Act, and other current and potential future federal, state, or local regulations. Our research and development activities involve the controlled use of hazardous materials, chemicals, biological materials and various radioactive compounds. We believe that our procedures comply with the standards prescribed by state and federal regulations; however, the risk of injury or accidental contamination cannot be completely eliminated.

We are subject to the U.S. Foreign Corrupt Practices Act, which prohibits corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. Under this act, it is illegal to pay, offer to pay, or authorize the payment of anything of value to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. Our present and future business has been and will continue to be subject to various other laws and regulations.

Pricing Controls

The levels of revenues and profitability of biopharmaceutical companies may be affected by the continuing efforts of government and third party payers to contain or reduce the costs of health care through various means. For example, in certain foreign markets, pricing reimbursement or profitability of therapeutic and other pharmaceutical products is subject to governmental control. In the U. S., there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental pricing control. While we cannot predict whether any such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

Third Party Reimbursement

In addition, in the U. S. and elsewhere, sales of therapeutic and other pharmaceutical products are dependent in part on the availability of reimbursement to the consumer from third party payers, such as government and private insurance plans. Third party payers are increasingly challenging the prices charged for medical products and services. We cannot assure you that any of our products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive and profitable basis.

Competition

Competition in the biopharmaceutical industry is intense and based significantly on scientific and technological factors such as the availability of patent and other protection for technology and products, the ability to commercialize technological developments and the ability to obtain governmental approval for testing, manufacturing and marketing. We compete with specialized biopharmaceutical firms in the U.S., Europe and elsewhere, as well as a growing number of large pharmaceutical companies. A number of companies, including Biogen Idec, Genentech, Glaxo SmithKline, Hoffmann-LaRoche, Human Genome Sciences, Ligand Pharmaceuticals, Millennium Pharmaceuticals, Protein Design Laboratories, Genmab, Medarex, Amgen, Bristol-Myers Squibb and Schering AG, are engaged in the development of therapeutic autoimmune and oncology products. Many of these companies have significantly greater financial, technical and marketing resources than we do. Many major pharmaceutical companies have developed or acquired internal biotechnology capabilities or made commercial arrangements with other biopharmaceutical companies. These companies, as well as academic institutions, governmental agencies and private research organizations, also compete with us in recruiting and retaining highly qualified scientific, technical and professional personnel and consultants. Our ability to compete successfully with other companies in the biopharmaceutical field will also depend to a considerable degree on the continuing availability of capital to us.

We are aware of certain products under development or manufactured and commercialized by competitors that are used for the prevention, diagnosis or treatment of certain diseases that we have targeted for product development. In addition, we are aware of several companies that have potential antibody or other product candidates that target the same antigen as our lead product candidate, epratuzumab, as well as various other biopharmaceutical products that are likely to compete directly with our product candidates.

We expect that our products under development and in clinical trials will address major markets within the cancer and autoimmune disease sectors. Our competition will be determined in part by the potential indications for which drugs are developed and ultimately approved by regulatory authorities. Additionally, the timing of market introduction of some of our potential products or of competitors' products may be an important competitive factor. Accordingly, the relative speed with which we can develop products, complete pre-clinical testing, clinical trials and approval processes and supply commercial quantities to market are expected to be important competitive factors. We expect that competition among products approved for sale will be based on various factors, including product efficacy, safety, reliability, availability, price, availability of reimbursement, patent position, manufacturing capacity and capability, distribution capability and government action. We cannot assure you that we will be able to compete successfully in any of these areas, and our inability to compete would materially and adversely affect our business prospects.

Marketing, Sales and Distribution

At present we have only limited marketing and sale capabilities as we focus our efforts on developing our therapeutic product candidates. We will continue to manufacture and market LeukoScan using our nuclear medicine technicians to work with our sales force and provide technical support directly to customers. We also have agreements with third parties to market LeukoScan® that provide customer support and distribution of the products.

Our European operations are headquartered in Darmstadt, Germany. We have also established sales representation in most major European markets. We service other markets through the appointment of local organizations that provide sales and marketing support as well as local product redistribution. In October 2001, we entered into a Distribution Agreement with Logosys Logistik GmbH. Under this agreement, Logosys packages and distributes LeukoScan® in the European Union since January 2002. We will continue to evaluate future arrangements and opportunities with respect to other products we may develop in order to optimize our profits and our distribution, marketing and sales capabilities.

Manufacturing

We have completed the construction of a large-scale bioreactor facility at our Morris Plains, New Jersey location. This facility will be used for the production of all of our therapeutic product candidates for clinical trials, and potentially in commercial quantities as well. We are continuing the process validation, involving the production of antibodies for current and future clinical trials.

We manufacture LeukoScan® for commercial sale at our facility in Morris Plains. The Committee on Proprietary Medicinal Products of the European Commission approved the manufacturing facility and product manufacturing processes for LeukoScan in May 1998. In April 2005 we entered into an agreement with BAG GmbH, Lich, Germany for the final formulation, fill and lyophilization of LeukoScan. We also perform antibody processing and purification of all our therapeutic product candidates at this facility. We have scaled-up our antibody purification and fragmentation manufacturing processes for our diagnostic imaging agents to permit us to produce commercial levels of product. Our purification area consists of four independent antibody-manufacturing suites, several support areas, and quality control laboratories. As part of the UCB Agreement we are responsible for the manufacture of epratuzumab for the completion of the ongoing clinical trials relating for SLE, and if requested by UCB (and within our production capacity) to manufacture and supply the initial commercial launch of epratuzumab for the treatment of SLE and for certain future clinical trials for another autoimmune disease indication, if necessary.

Reliance on Third Parties

We currently rely on third parties to supply raw materials and to perform certain end-stage portions of the manufacturing process for our diagnostic imaging products (LeukoScan®). We do not currently have the resources necessary to perform these processes, and if our third party suppliers were to become unwilling or unable to do so for any reason, we would be unable to deliver these products to customers until we entered into an agreement with another qualified manufacturer. This could cause substantial delays in customer deliveries and adversely affect our results of operations.

On May 9, 2006 we entered into an agreement with UCB for the worldwide licensing of epratuzumab for the treatment of all autoimmune diseases. As part of the agreement, UCB will have the responsibility for all clinical development, regulatory filing and related submissions, as well as all commercialization activities with respect to epratuzumab in all autoimmune indications.

On June 1, 2005 we entered into an agreement with PPD Development LP (PPD), a clinical research organization, to manage the Phase III clinical trials for SLE. Upon the execution of the UCB Agreement, UCB assumed all responsibilities for the SLE clinical trials. PPD has assumed similar duties and responsibilities with UCB for the SLE clinical trials.

Manufacturing Regulatory Considerations

In addition to regulating and auditing human clinical trials, the FDA regulates and inspects equipment, facilities and processes used in the manufacturing of such products prior to providing approval to market a product. If after receiving clearance from the FDA, a material change is made in manufacturing equipment, location, or process, additional regulatory review may be required. We must also adhere to current Good Manufacturing Practice and product-specific regulations enforced by the FDA through its facilities inspection program. The FDA also conducts regular, periodic visits to re-inspect equipment, facilities, and processes following the initial approval. If, as a result of these inspections, the FDA determines that our equipment, facilities or processes do not comply with applicable FDA regulations and conditions of product approval, the FDA may seek civil, criminal or administrative sanctions and/or remedies against us, including the suspension of our manufacturing operations.

Leuko-Scan® and certain of our other imaging agents are derived from the fluids produced in mice. Regulatory authorities, particularly in Europe, have expressed concerns about the use of these fluids for the production of monoclonal antibodies. These regulatory authorities may determine that our quality control procedures for these products are inadequate. In the event we have to discontinue the use of mouse fluids, we may not have the resources at the time to acquire the necessary manufacturing equipment and expertise that we will need to make the changes in our development programs.

Employees

As of August 11, 2006, we employed 106 persons on a full-time basis, of whom 19 were in research and development departments, 14 of whom were engaged in clinical research and regulatory affairs, 50 of whom were engaged in operations and manufacturing and quality control, and 23 of whom were engaged in finance, administration, sales and marketing. Of these employees, 35 hold M.D., Ph.D. or other advanced degrees. We believe that while we have been successful to date in attracting skilled and experienced scientific personnel, competition for such personnel continues to be intense and there can be no assurance that we will continue to be able to attract and retain the professionals we will need to grow our business. Our employees are not covered by a collective bargaining agreement, and we believe that our relationship with our employees is excellent.

Corporate Information

We were incorporated in Delaware in 1982. Our principal offices are located at 300 American Road, Morris Plains, New Jersey 07950. Our telephone number is (973) 605-8200. In addition to our majority-owned subsidiary, IBC, we also have two foreign subsidiaries, Immunomedics B.V. in The Netherlands and Immunomedics GmbH in Darmstadt, Germany, to assist us in managing sales and marketing efforts and coordinating clinical trials in Europe. Our web address is www.immunomedics.com. We have not incorporated by reference into this Annual Report on Form 10-K the information on our website, and you should not consider it to be a part of this document.

Our reports that have been filed with the Securities and Exchange Commission ("SEC") are available on our website free of charge, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Forms 3,4 and 5 filed on behalf of directors and executive officers and any amendments to such reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act). Copies of this Annual Report on Form 10-K may also be obtained without charge electronically or by paper by contacting Investor Relations, Immunomedics, Inc., 300 American Road, Morris Plains, New Jersey 07950 or by calling (973) 605-8200.

In addition, we make available on our website (i) the charters for the committees of the Board of Directors, including the Audit Committee, Compensation Committee and Nominating and Board Governance Committee, and (ii) the Company's Code of Business Conduct and Ethics (the Code of Ethics) governing its directors, officers and employees. Within the time period required by the SEC, we will post on our website any modifications to the Code of Ethics, as required by the Sarbanes-Oxley Act of 2002.

The public may also read and copy the materials we file with the SEC at its Public Reference Room at 450 Fifth Street NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC.

Item 1A. *Risk Factors*

Factors That May Affect Our Business and Results of Operations

Our business is subject to certain risks and uncertainties, each of which could materially adversely affect our business, financial condition, cash flows and results of operations.

Risks Relating to Our Business, Operations and Product Development

We have a long history of operating losses and it is likely that our operating expenses will continue to exceed our revenues for the foreseeable future.

We have incurred significant operating losses since our formation in 1982, and have never earned a profit since that time. As of June 30, 2006, we had an accumulated deficit of approximately $204,000,000, including net losses of $28,764,000 and $26,758,000 for the years ended June 30, 2006 and 2005, respectively. In May 2006, we entered into an agreement with UCB, granting UCB the exclusive, worldwide license to develop, manufacture, market and sell epratuzumab, our humanized CD22 antibody, for all autoimmune disease indications. The only significant product sales we have earned to date have come from the limited sales of our two diagnostic imaging products in Europe and, to a lesser degree, the U. S.. We had previously licensed epratuzumab to Amgen in 2001, which agreement was terminated in April 2004. In addition, we have made the strategic decision to de-emphasize sales of our diagnostic products and focus on our therapeutic pipeline. We have never had product sales of any therapeutic product. We expect to continue to experience significant operating losses as we invest further in our research and development activities while simultaneously attempting to develop and commercialize our other therapeutic product candidates. If we are unable to develop commercially viable therapeutic products, it is likely that we will never achieve significant revenues or become profitable, either of which would jeopardize our ability to continue as a going concern.

Our most advanced therapeutic product candidates are still only in the clinical development stage, and will require us to raise capital in the future in order to fund further expensive and time-consuming studies before they can even be submitted for final regulatory approval.

Our most advanced therapeutic product candidates are still in the clinical development stage and will not be available for commercial sale any time soon, if ever. In order to complete the clinical development process for each of our product candidates, it will be necessary to invest significant financial resources, and devote a great deal of time and effort, just to reach the point where an application for final FDA or foreign regulatory approval can be submitted. In addition, we will need to raise additional capital to finance the costly process of obtaining approval for any of our current products should we get to that stage of product development.

Clinical trials involve the administration of a product candidate to patients who are already extremely ill, making patient enrollment often difficult and expensive. Moreover, even in ideal circumstances where the patients can be enrolled and then followed for the several months or more required to complete the study, the trials can be suspended, terminated or otherwise fail for any number of reasons, including:

- later-stage clinical trials may raise safety or efficacy concerns not readily apparent in earlier trials;
- unforeseen difficulties in manufacturing the product candidate in compliance with all regulatory requirements and in the quantities needed to complete the trial may be cost-prohibitive;
- during the long trial process, alternative therapies may become available which make further development of the product candidate impracticable; and
- if we are unable to obtain the additional capital we need to fund all of the clinical trials we foresee, we may forced to cancel or otherwise curtail some important trials.

Any failure or substantial delay in successfully completing clinical trials for our product candidates, particularly the ongoing trials for our most advanced product candidate, epratuzumab, could severely harm our business and results of operation.

Once the clinical development process has been successfully completed, our ability to derive revenues from the sale of therapeutics will depend upon our first obtaining FDA as well as foreign regulatory approvals, all of which are subject to a number of unique risks and uncertainties.

Even if we are able to demonstrate the safety and efficacy of our product candidates in clinical trials, if we fail to gain timely approval to commercialize our product candidates from the FDA and other foreign regulatory authorities, we will be unable to generate the revenues we will need to build our business. These approvals may not be granted on a timely basis, if at all, and even if and when they are granted they may not cover all the indications for which we seek approval. For example, while we may develop a product candidate with the intention of addressing a large, unmet medical need, the FDA may only approve the use of the drug for indications affecting a relatively small number of patients, thus greatly reducing the market size and our potential revenues. The approvals may also contain significant limitations in the form of warnings, precautions or contraindications with respect to conditions of use, which could further narrow the size of the market. Finally, even after approval can be obtained, we may be required to recall or withdraw a product as a result of newly discovered safety or efficacy concerns, either of which would have a materially adverse effect on our business and results of operations.

In order to become a profitable biopharmaceutical company, we will need to raise significant amounts of additional capital. Because it can be difficult for a small-cap company like ours to raise equity capital on acceptable terms, we cannot assure you that we will be able to obtain the necessary capital when we need it, or on acceptable terms, if at all.

Even if our technologies and product candidates are superior, if we lack the capital needed to bring our future products to market, we will never be successful. We have obtained the capital necessary to fund our research and development programs to date primarily from the following sources:

- $38,000,000 from UCB under the May 2006 agreement to license the rights to develop, manufacture and commercialize epratuzumab for the treatment of all autoimmune disease indications;
- Approximately $237,000,000 from the public and private sale of our debt and equity securities through June 30, 2006;
- $18,000,000 from Amgen under our epratuzumab licensing agreement, which was terminated in 2004; and
- limited product sales of CEA-Scan® and LeukoScan®, licenses, grants and interest income from our investments.

With the UCB Agreement and the receipt of the initial payments related thereto we will have sufficient funds for our research and development programs through at least the next twelve months. We intend to continue expending substantial capital on our research and development programs. We will need to raise additional capital in order to obtain the necessary regulatory approvals and then commercialize our other therapeutic products. Our capital requirements are dependent on numerous factors, including:

- the rate at which we progress our research programs and the number of product candidates we have in pre-clinical and clinical development at any one time;
- the cost of conducting clinical trials involving patients in the United States, Europe and possibly elsewhere;
- our need to establish the manufacturing capabilities necessary to produce the quantities of our product candidates we project we will need;

- the time and costs involved in obtaining FDA and foreign regulatory approvals;
- the cost of first obtaining, and then defending, our patent claims and other intellectual property rights;
- the success of UCB in meeting the clinical development and commercial milestones for epratuzumab; and
- our ability to enter into licensing and other collaborative agreements to help off-set some of these costs.

There may be additional cash requirements for many reasons, including, but not limited to, changes in our research and development plans, the need for unexpected capital expenditures or costs associated with any acquisitions of other businesses, assets or technologies that we may choose to undertake. If we deplete our existing capital resources, we will be required to either obtain additional capital quickly, or else significantly reduce our operating expenses and capital expenditures, either of which could have a material adverse effect on us.

Our ability to raise future capital on acceptable terms will depend not only upon our operating performance, but also on conditions in the public and private debt and equity markets, as well as the overall performance of other companies in the biopharmaceutical and biotechnology sectors. Financing may not be available to us when we need it on terms we find acceptable, if at all. Furthermore, the terms of any such debt or equity financing may include covenants which limit our future ability to manage the business, contain preferences, privileges and rights superior to those enjoyed by holders of our common stock or cause substantial dilution to our existing stockholders.

If we cannot successfully and efficiently manufacture the compounds that make up our products and product candidates, our ability to sell products and conduct clinical trials will be impaired.

Our ability to conduct our pre-clinical and clinical research and development programs depends, in large part, upon our ability to manufacture our proprietary compounds in accordance with FDA and other regulatory requirements. While we have completed construction on the major expansion of our manufacturing facilities in New Jersey in anticipation of our current and future needs, we have no historical experience in manufacturing these compounds in significant quantities, and we may not be able to do so in the quantities and with the degree of purity that is required. We also have contractual obligations to produce certain quantities of epratuzumab within our existing capacity constraints. Any interruption in manufacturing at this site, whether by natural acts or otherwise, would significantly and adversely affect our operations, and delay our research and development programs.

We are dependent upon UCB, for the final development and commercialization of epratuzumab for the treatment of autoimmune disease indications worldwide, and they may not be successful.

We have licensed the exclusive worldwide rights of our most advanced therapeutic compound, epratuzumab, to UCB. As a result, UCB is solely responsible, and we are depending upon it, for completing the clinical development of epratuzumab, obtaining all necessary regulatory approvals, and then commercializing and manufacturing the compound for sale. If UCB does not fully perform its responsibilities under our agreement, or if the ongoing clinical trials being conducted by UCB are not successful or are terminated by UCB for any other reason, our ability to commercialize this product candidate in the future, as well as other product candidates we have in development which are closely related to epratuzumab, would be severely jeopardized. In such event, it is likely we would never receive any of the milestone payments or royalties that we are eligible to receive under our agreement with UCB, and our ability to fund the development and testing of our other product candidates would be adversely affected.

Our future success will depend upon our ability to first obtain and then adequately protect our patent and other intellectual property rights, as well avoiding the infringement of the rights of others.

Our future success will be highly dependent upon our ability to first obtain and then defend the patent and other intellectual property rights necessary for the commercialization of our product candidates. We have filed numerous patent applications on the technologies and processes that we use in the U.S. and certain foreign countries. Although we have obtained a number of issued U.S. patents to date, the patent applications owned or licensed by us may not result in additional patents being issued. Moreover, these patents may not afford us the protection we need against competitors with similar technologies or products.

The successful development of therapeutic products frequently requires the application of multiple technologies that may be subject to the patent or other intellectual property rights of third parties. Although we believe it is likely we will need to license technologies and processes from third parties in the ordinary course of our business, we are not currently aware of any material conflict involving our technologies and processes with any valid patents or other intellectual property rights owned or licensed by others. In the event that a third party were to claim such a conflict existed, they could sue us for damages as well as seek to prevent us from commercializing our product candidates. It is possible that a third party could successfully claim that our products infringe on their intellectual property rights. Uncertainties resulting from the litigation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Any patent litigation or other proceeding, even if resolved in our favor, would require significant financial resources and management time. Some of our competitors may be able to sustain these costs more effectively than we can because of their substantially greater financial and managerial resources. If a patent litigation or other proceeding is resolved unfavorably to us, we may be enjoined from manufacturing or selling our products without a license from the other party, in addition to being held liable for significant damages. We may not be able to obtain any such license on commercially acceptable terms, if at all.

In addition to our reliance on patents, we attempt to protect our proprietary technologies and processes by relying on trade secret laws, nondisclosure and confidentiality agreements and licensing arrangements with our employees and other persons who have access to our proprietary information. These agreements and arrangements may not provide meaningful protection for our proprietary technologies and processes in the event of unauthorized use or disclosure of such information. In addition, our competitors may independently develop substantially equivalent technologies and processes or otherwise gain access to our trade secrets or technology, either of which could materially and adversely affect our competitive position.

We face substantial competition in the biotechnology industry and may not be able to compete successfully against one or more of our competitors.

The biotechnology industry is highly competitive, particularly in the area of diagnostic and therapeutic oncology products. In recent years, there have been extensive technological innovations achieved in short periods of time, and it is possible that future technological changes and discoveries by others could result in our products and product candidates quickly becoming uncompetitive or obsolete. A number of companies, including Biogen Idec, Genentech, Glaxo SmithKline, Hoffmann-LaRoche, Human Genome Sciences, Ligand Pharmaceuticals, Millennium Pharmaceuticals, Protein Design Laboratories, Genmab, Medarex, Amgen, Bristol-Myers Squibb and Schering AG, are engaged in the development of therapeutic autoimmune and oncology products. Many of these companies have significantly greater financial, technical and marketing resources than we do. In addition, many of these companies have more established positions in the pharmaceutical industry and are therefore better equipped to develop, commercialize and market oncology products. Even some smaller competitors may obtain a significant competitive advantage over us if they are able to discover or otherwise acquire patentable inventions, form collaborative arrangements or merge with larger pharmaceutical companies.

We expect to face increasing competition from universities and other non-profit research organizations. These institutions carry out a significant amount of research and development in the field of antibody-based technologies, and they are increasingly aware of the commercial value of their findings. As a result, they are demanding greater patent and other proprietary rights, as well as licensing and future royalty revenues.

We may be liable for contamination or other harm caused by hazardous materials that we use in the operations of our business.

In addition to laws and regulations enforced by the FDA, we are also subject to regulation under various other foreign, federal, state and local laws and regulations. Our manufacturing and research and development programs involve the controlled use of viruses, hazardous materials, chemicals and various radioactive compounds. The risk of accidental contamination or injury from these materials can never be completely eliminated, and if an accident occurs we could be held liable for any damages that result, which could exceed our available resources.

The nature of our business exposes us to significant liability claims, and our insurance coverage may not be adequate to cover any future claims.

The use of our compounds in clinical trials and any future sale exposes us to liability claims that could be substantial. These claims might be made directly by healthcare providers, medical personnel, patients, consumers, pharmaceutical companies and others selling or distributing our compounds. While we currently have product liability insurance that we consider adequate for our current needs, we may not be able to continue to obtain comparable insurance in the future at an acceptable cost, if at all. If for any reason we cannot maintain our existing or comparable liability insurance, our ability to clinically test and market products could be significantly impaired. Moreover, the amount and scope of our insurance coverage, as well as the indemnification arrangements with third parties upon which we rely, may be inadequate to protect us in the event of a successful product liability claim. Any successful claim in excess of our insurance coverage could materially and adversely affect our financial condition and operating results.

The loss of any of our key employees could adversely affect our operations.

We are heavily dependent upon the talents of Dr. Goldenberg, our Chief Strategic Officer and Ms. Sullivan, our President and Chief Executive Officer, as well as certain other key personnel. If Dr. Goldenberg, Ms. Sullivan or any of our other key personnel were to unexpectedly leave our company, our business and results of operations could be materially and adversely affected. In addition, as our business grows we will need to continue to attract additional management and scientific personnel. Competition for qualified personnel in the biotechnology and pharmaceutical industries is intense, and we may not be successful in our recruitment efforts. If we are unable to attract, motivate and retain qualified professionals, our operations could be materially and adversely affected.

Certain potential for conflicts of interest, both real and perceived, exist which could result in expensive and time-consuming litigation.

Certain members of our senior management and Board of Directors have relationships and agreements, both with us as well as among themselves and their respective affiliates, which create the potential for both real, as well as perceived, conflicts of interest. These include Dr. David M. Goldenberg, our Chairman and Chief Strategic Officer, Ms. Cynthia L. Sullivan, our President and Chief Executive Officer, (who is also the wife of Dr. Goldenberg), and certain companies with which we do business, including the Center for Molecular Medicine and Immunology, also known as the Garden State Cancer Center, or CMMI. For example, Dr. Goldenberg is the President and a Trustee of CMMI, a not-for-profit cancer research center that we use to conduct certain research activities. In fiscal year 2006, we reimbursed CMMI $62,000 for expenses incurred relating to research contracts, in addition to providing CMMI with $2,000 for research activities conducted on our behalf. Further, Dr. Goldenberg's employment agreement with us permits him to devote more of his time working for CMMI than for us, and other key personnel of our Company also have responsibilities to both CMMI and us.

As a result of these and other relationships, the potential for both real and perceived conflicts of interest exists and disputes could arise over the allocation of funds, research projects and ownership of intellectual property rights. In addition, in the event that we become involved in stockholder litigation regarding these potential conflicts, we might be required to devote significant resources and management time defending the company from these claims, which could adversely affect our results of operations.

Given that autoimmune and cancer therapeutics such as the ones we are developing can cost upwards of $20,000 per treatment, even if our product candidates become available for sale it is likely that federal and state governments, insurance companies and other payers of health care costs will try to first limit the use of these drugs to certain patients, and may be reluctant to provide a level of reimbursement that permits us to earn a significant profit on our investment, if any.

Our ability to successfully commercialize therapeutic products will depend, in significant part, on the extent to which hospitals can obtain appropriate reimbursement levels for the cost of our products and related treatment. Third-party payers are increasingly challenging the prices charged for diagnostic and therapeutic products and related services. In addition, legislative proposals to reform health care or reduce government insurance programs may result in lower prices or the actual inability of prospective customers to purchase our products. Furthermore, even if reimbursement is available, it may not be available at price levels sufficient for us to realize a positive return on our investment.

Risks Related to Government Regulation of our Industry

Our industry and we are subject to intense regulation from the U.S. Government and such other governments and quasi-official regulatory bodies where our products are and product candidates may be sold.

These governmental and other regulatory risks include:

- Clinical development is a long, expensive and uncertain process, delay and failure can occur at any stage of our clinical trials;
- Our clinical trials are dependent on patient enrollment and regulatory approvals, we do not know whether our planned trials will begin on time, or at all, or will be completed on schedule or at all;
- The FDA or other regulatory authorities do not approve a clinical trial protocol or place a clinical trial on hold;
- If the clinical development process is completed successfully, our ability to derive revenues from the sale of therapeutics will depend on our first obtaining FDA or other comparable foreign regulatory approvals, each of which are subject to unique risks and uncertainties;
- There is no assurance that we will receive FDA or corollary foreign approval for any of our product candidates for any indication; we are subject to government regulation for the commercialization of our product candidates;
- We have not received regulatory approval in the United States or any foreign jurisdiction for the commercial sale of any of our product candidates; and
- We may be liable for contamination or other harm caused by hazardous materials used in the operations of our business.

Risks Related to Our Securities

Our common stock may be delisted from the NASDAQ Global Market ("NASDAQ").

If the bid price of our common stock falls below $1.00 for an extended period, or we are unable to continue to meet NASDAQ's listing maintenance standards for any other reason, our common stock could be delisted from the NASDAQ. In recent months, the bid price on our common stock has been below $2.00.

If our stock is not accepted for listing on the NASDAQ, we will make every possible effort to have it listed on the Over the Counter Bulletin Board (the OTC Bulletin Board). If our common stock were to be traded on the OTC Bulletin Board, the Securities Exchange Act of 1934, as amended, and related Securities and Exchange Commission (SEC) rules would impose additional sales practice requirements on broker-dealers that sell our securities. These rules may adversely affect the ability of stockholders to sell our common stock and otherwise negatively affect the liquidity, trading market and price of our common stock.

If our common stock would not be able to be traded on the OTC Bulletin Board, we would make every effort to have it available for trading on the National Quotation Bureau's Pink Sheets (Pink Sheets). The Pink Sheets market consists of security firms who act as market makers in the stocks, usually, of very small companies. The bid and asked prices are not quoted electronically, but are quoted daily in "hard copy" which is delivered to firms that subscribe. Stocks that trade in the Pink Sheets are usually not as liquid as those that trade in electronic markets and, often time, the difference between the bid and the asked prices are substantial. As a result, if our common stock were traded on the Pink Sheets, there would likely be a further negative affect on the liquidity, trading market and price of our common stock even compared to that we might suffer if we were traded on the OTC Bulletin Board.

As a result of the above, we cannot assure you that our common stock will be listed on a national securities exchange, a national quotation service, the OTC Bulletin Board or the Pink Sheets or, if it is to be listed, whether or not there would be an interruption in the trading of our common stock. We believe that the listing of our stock on a recognized national trading market, such as the NASDAQ, is an important part of our business and strategy. Such a listing helps our stockholders by providing a readily available trading market with current quotations. Without that, stockholders may have a difficult time getting a quote for the sale or purchase of our stock, the sale or purchase of our stock would likely be made more difficult and the trading volume and liquidity of our stock would likely decline. The absence of such a listing may adversely affect the acceptance of our common stock as currency or the value accorded it by other parties. In that regard, listing on a recognized national trading market will also affect the company's ability to benefit from the use of its operations and expansion plans, including for use in licensing agreements, joint ventures, the development of strategic relationships and acquisitions, which are critical to our business and strategy and none of which is currently the subject of any agreement, arrangement or understanding, with respect to any future financing or strategic relationship it may undertake. The delisting from NASDAQ would result in negative publicity and would negatively impact our ability to raise capital in the future.

If we were delisted from the NASDAQ, we may become subject to the trading complications experienced by "Penny Stocks" in the over-the-counter market.

Delisting from the NASDAQ GMS may depress the price of our common stock such that we may become a penny stock. The SEC generally defines a penny stock as an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock is currently less than $5.00 per share. "Penny Stock" rules require, among other things, that any broker engaging in a purchase or sale of our securities provide its customers with: (i) a risk disclosure document, (ii) disclosure of market quotations, if any, (iii) disclosure of the compensation of the broker and its salespersons in the transaction and (iv) monthly account statements showing the market values of our securities held in the customer's accounts.

A broker would be required to provide the bid and offer quotations and compensation information before effecting the transaction. This information must be contained on the customer's confirmation. Generally, brokers are less willing to effect transactions in penny stocks due to these additional delivery requirements. These requirements may make it more difficult for stockholders to purchase or sell our common stock. Because the broker, not us, prepares this information, we would not be able to assure that such information is accurate, complete or current.

Conversion of our 5% Senior Convertible Notes (5% Notes) and exercise of our Warrants will dilute the ownership interest of existing stockholders and could adversely affect the market price of our common stock.

The conversion of some or all of our 5% Notes and Warrants will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion and exercise could adversely affect prevailing market prices of our common stock. In addition, the existence of the 5% Notes and Warrants may encourage short selling by market participants. During the 2006 fiscal year $7,370,000 of our 5% Notes and related make-whole interest liabilities were converted into 3,142,798 shares of common stock. In addition 267,924 shares of common stock was issued in payment of accrued interest for the 5% Notes which was due May 1, 2006.

Our 5% Notes and Warrants have full-ratchet anti-dilution protection which will cause additional dilution to stockholders if triggered.

The conversion price of our 5% Notes and exercise price of our Warrants are subject to adjustment for issuances of common stock and common stock equivalents at prices less than the applicable conversion price and exercise price, respectively, which means such conversion and exercise prices are automatically reduced to the lower price. In the event the anti-dilution protections of the 5% Notes and Warrants are triggered, stockholders would suffer immediate dilution. The holders of the 5% Notes who convert their 5% Notes will also receive on the date of conversion a payment equal to the amount of contractual interest, up to and including the maturity date of the 5% Notes less interest actually previously paid, known as the "make-whole" interest payment.

Our indebtedness and debt service obligations may adversely affect our cash flow.

As of June 30, 2006, our debt service obligation on the 5% Notes was $30,305,000, which is due April 30, 2008. We intend to fulfill our current debt service obligations, including repayment of the principal from cash generated by our operations and from our existing cash and investments, as well as the proceeds from potential licensing agreements and additional financing from equity or debt transactions. If we are unable to generate sufficient cash to meet these obligations and need to use existing cash or liquidate investments in order to fund our current debt service obligations, including repayment of the principal, we may have to delay or curtail research and development programs.

We may add additional lease line to finance capital expenditures and may obtain additional long-term debt and line of credit. If we issue other debt securities in the future, our debt service obligations will increase further.

Our indebtedness could have significant additional negative consequences, including, but not limited to:

- requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;
- increasing our vulnerability to general adverse economic and industry conditions;
- limiting our ability to obtain additional financing;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and
- placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

We may not have the ability to raise the funds necessary to finance any required redemptions of our outstanding 5% Notes, which might constitute a default by us.

If a Designated Event (as the term is defined in the Indenture under which the 5% Notes were issued) occurs prior to maturity, we may be required to redeem all or part of the 5% Notes. We may not have enough funds to pay the redemption price for all tendered 5% Notes. Although the indenture governing the 5% Notes allows us in certain circumstances to pay the applicable redemption prices in shares of our common stock, if a Designated Event were to occur, we may not have sufficient funds to pay the redemption prices for all the 5% Notes tendered.

We have not established a sinking fund for payment of our outstanding 5% Notes, nor do we anticipate doing so. In addition, any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting redemption of our outstanding 5% Notes under certain circumstances, or expressly prohibit our redemption of our outstanding 5% Notes upon a Designated Event or may provide that a Designated Event constitutes an Event of Default under that agreement. If a Designated Event occurs at a time when we are prohibited from purchasing or redeeming our 5% Notes, we could seek the consent of our lenders to redeem our outstanding 5% Notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase or redeem our outstanding 5% Notes, including the offered 5% Notes. Our failure to redeem tendered 5% Notes would constitute an Event of Default under the Indenture, which might constitute a default under the terms of our other indebtedness. As a result, we may not be able to fulfill our obligations under the 5% Notes and our stockholders could lose all or part of their investment.

Our outstanding convertible notes, options and warrants may adversely affect our ability to consummate future equity-based financings due to the dilution potential to future investors.

Due to the number of shares of common stock we are obligated to issue pursuant to outstanding convertible notes, options and warrants, potential investors may not purchase our future equity offerings at market price because of the potential dilution such investors may suffer as a result of the exercise of the outstanding convertible notes, options and warrants.

Our outstanding 5% Notes and related Warrants may adversely affect our ability to consummate future equity-based financings due to the restrictive covenants contained in the Indenture pursuant to which the 5% Notes were issued and Warrant Agreement under which the Warrants were issued.

Holders of our 5% Notes have certain rights that may inhibit our ability to raise additional capital. Those rights include (a) full-ratchet anti-dilution protection in the event we sell securities at a price lower than the applicable conversion or exercise price of the 5% Notes or Warrants and (b) the right to pro rata participation in any future financing.

The market price of our common stock has fluctuated widely in the past, and is likely to continue to fluctuate widely based on a number of factors, many of which are beyond our control.

The market price of our common stock has been, and is likely to continue to be, highly volatile. Furthermore, the stock market generally and the market for stocks of relatively small biopharmaceutical companies like ours have from time to time experienced, and likely will again experience, significant price and volume fluctuations that are unrelated to actual operating performance.

From time to time, stock market analysts publish research reports or otherwise comment upon our business and future prospects. Due to a number of factors, we may fail to meet the expectations of securities analysts or investors and our stock price would likely decline as a result. These factors include:

- announcements by us, any future alliance partners or our competitors of clinical results, technological innovations, product sales, new products or product candidates and product development timelines;
- the formation or termination of corporate alliances;
- developments or disputes concerning our patent or other proprietary rights, and the issuance of patents in our field of business to others;
- government regulatory action;

- period-to-period fluctuations in the results of our operations; and
- developments and market conditions for emerging growth companies and biopharmaceutical companies, in general.

In addition, Internet "chat rooms" have provided forums where investors make predictions about our business and prospects, oftentimes without any real basis in fact, that readers may trade on.

In the past, following periods of volatility in the market prices of the securities of companies in our industry, securities class action litigation has often been instituted against those companies. If we face such litigation in the future, it would result in substantial costs and a diversion of management's attention and resources, which could negatively impact our business.

Our principal stockholder can significantly influence all matters requiring the approval by our stockholders.

As of June 30, 2006, Dr. Goldenberg, our Chairman and Chief Strategic Officer, together with certain members of his family including Ms. Cynthia L. Sullivan, our President and Chief Executive Officer, who is Dr. Goldenberg's wife, and other affiliates, controlled the right to vote approximately 15.1% of our fully diluted common stock. As a result of this voting power, Dr. Goldenberg has the ability to significantly influence the outcome of substantially all matters that may be put to a vote of our stockholders, including the election of our directors.

We have adopted anti-takeover provisions that may frustrate any unsolicited attempt to acquire our Company or remove or replace our directors and executive officers.

Provisions of our certificate of incorporation, our by-laws and Delaware corporate law could make it more difficult for a third party to acquire control of our Company in a transaction not approved by our Board of Directors. For example, we have adopted a stockholder rights plan that makes it more difficult for a third party to acquire control of our Company without the support of our Board of Directors. In addition, our Board of Directors may issue up to ten million shares of preferred stock and determine the price, rights, preferences and privileges, including voting and conversion rights, of these shares without any further vote or action by our stockholders. The issuance of preferred stock could have the effect of delaying, deterring or preventing an unsolicited change in control of our company, or could impose various procedural and other requirements that could make it more difficult for holders of our common stock to effect certain corporate actions, including the replacement of incumbent directors and the completion of transactions opposed by the incumbent Board of Directors. The rights of the holders of our common stock would be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future.

We are also subject to Section 203 of the Delaware General Corporation Law (DGCL), which prohibits us from engaging in a business combination with any "interested" stockholder (as defined in Section 203 of the DGCL) for a period of three years from the date the person became an interested stockholder, unless certain conditions are met.

There are limitations on the liability of our directors, and we may have to indemnify our officers and directors in certain instances.

Our certificate of incorporation limits, to the maximum extent permitted under Delaware law, the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors. Our bylaws provide that we will indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent permitted by law. These provisions may be in some respects broader than the specific indemnification provisions under Delaware law. The indemnification provisions may require us, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance. Section 145 of the DGCL provides that a corporation may indemnify a director, officer, employee or agent made or threatened to be made a party to an action by reason of the fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation, against expenses actually and reasonably incurred in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Delaware law does not permit a corporation to eliminate a director's duty of care and the provisions of our certificate of incorporation have no effect on the availability of equitable remedies, such as injunction or rescission, for a director's breach of the duty of care.

We believe that our limitation of officer and director liability assists us to attract and retain qualified employees and directors. However, in the event an officer, a director or the board of directors commits an act that may legally be indemnified under Delaware law, we will be responsible to pay for such officer(s) or director(s) legal defense and potentially any damages resulting therefrom. Furthermore, the limitation on director liability may reduce the likelihood of derivative litigation against directors, and may discourage or deter stockholders from instituting litigation against directors for breach of their fiduciary duties, even though such an action, if successful, might benefit our stockholders and us. Given the difficult environment and potential for incurring liabilities currently facing directors of publicly-held corporations, we believe that director indemnification is in our and our stockholders' best interests because it enhances our ability to attract and retain highly qualified directors and reduce a possible deterrent to entrepreneurial decision-making.

Nevertheless, limitations of director liability may be viewed as limiting the rights of stockholders, and the broad scope of the indemnification provisions contained in our certificate of incorporation and bylaws could result in increased expenses. Our board of directors believes, however, that these provisions will provide a better balancing of the legal obligations of, and protections for, directors and will contribute positively to the quality and stability of our corporate governance. Our board of directors has concluded that the benefit to stockholders of improved corporate governance outweighs any possible adverse effects on stockholders of reducing the exposure of directors to liability and broadened indemnification rights.

We are exposed to potential risks from recent legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act.

The Sarbanes-Oxley Act requires that we maintain effective internal controls over financial reporting and disclosure controls and procedures. Among other things, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Compliance with Section 404 requires substantial accounting expense and significant management efforts. Our testing, or the subsequent review by our independent registered public accounting firm, may reveal deficiencies in our internal controls that would require us to remediate in a timely manner so as to be able to comply with the requirements of Section 404 each year. If we are not able to comply with the requirements of Section 404 in a timely manner each year, we could be subject to sanctions or investigations by the SEC, the NASDAQ GMS or other regulatory authorities that would require additional financial and management resources and could adversely affect the market price of our common stock.

We do not intend to pay dividends on our common stock. Until such time as we pay cash dividends our stockholders must rely on increases in our stock price for appreciation.

We have never declared or paid dividends on our common stock. We intend to retain future earnings to develop and commercialize our products and therefore we do not intend to pay cash dividends in the foreseeable future. Until such time as we determine to pay cash dividends on our common stock, our stockholders must rely on increases in our common stock's market price for appreciation.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

Our headquarters is located at 300 American Road, Morris Plains, New Jersey 07950, where we lease approximately 74,000 square feet of commercial office space. In November 2001, we renewed the lease for an additional term of 20 years expiring in October 2021 at a base annual rate of $545,000, which rate is fixed for the first five years and increases thereafter every five years. The November 2001 renewal includes an additional 15,000 square feet of space. Our manufacturing, regulatory, medical, research and development laboratories, and our finance, marketing and executive offices are currently located in this facility. In 2003, we completed the construction and equipping of a 7,500 square-foot, commercial-scale manufacturing facility within our Morris Plains headquarters, which consists of four independent antibody manufacturing suites, several support areas, and a quality control laboratory. See Item 1 Business, "Manufacturing." In addition, our European subsidiary, Immunomedics GmbH, leases executive office space in Darmstadt, Germany.

Item 3. ***Legal Proceedings***

F. Hoffmann-LaRoche

On December 22, 2003, the Dutch Supreme Court, in a case brought by us, held that the Dutch part of our European patent for highly specific monoclonal antibodies against the cancer marker, carcinoembryonic antigen (CEA), was valid. Our claim of infringement was not finally decided by the Dutch Supreme Court. Among other things, the Supreme Court held that the Court of Appeal which had ruled that Roche had infringed our European Patent had not given Roche sufficient opportunity to comment on an expert opinion filed by us in which it was stated that Roche's CEA test kit did satisfy a criterion that is generally satisfied for specific antibodies that bind to CEA. We have argued that the Dutch court should enforce the European Patent for all European countries for which the European Patent was validated, since Roche sold the same product in each country. The Dutch Supreme Court repeated the reasoning of the Dutch District Court that the Brussels Convention should be interpreted to permit cross-border enforcement of European patents where a related group of companies sells the same product in countries where that same patent has been validated. The Dutch Supreme Court referred this issue to the European Court of Justice (ECJ) to provide a final interpretation of the Brussels Convention on this point. On January 27, 2005, the ECJ heard oral arguments in the case, and took the matter under consideration. No further notifications have been received regarding this litigation to present.

We believe that the CEA patents that are the subject of our infringement action have been infringed, and we believe that the Company will prevail in the litigation, although no assurances can be given in this regard. To the extent that Roche contests or challenges our patents, or files appeals or further nullity actions, there can be no assurance that significant costs for defending such patents may not be incurred.

On May 19, 2004 and July 20, 2004, Roche filed nullity actions in German and United Kingdom courts, respectively, challenging our patents relating to an improved method of disease therapy in combination with cytotoxic agents, wherein cytokines are used to prevent, mediate or reverse radiation-induced, drug-induced or antibody-induced toxicity, especially to hematopoietic cells. On December 1, 2004, we agreed to settle the United Kingdom patent litigation by surrendering the United Kingdom patent. In accordance with United Kingdom legal rules, Roche made an application for payment of its attorney's fees and other costs to the court. We agreed on a resolution with Roche, which was subsequently settled. The related charges for this litigation were included in the General and Administrative expenses in the Statement of Operations. In the German action we are defending the patent with amended claims and believes that it will prevail in such action. The German Patent Court has scheduled oral proceedings for March 2007.

Cytogen, Inc. and C.R. Bard Inc.

In September 2004 a patent infringement suit with Cytogen, Inc. and C.R. Bard was settled for an undisclosed amount without any admission of fault or liability. In connection with the settlement, we settled legal fees associated with the suit with the attorneys representing it in the case. We recorded in other income a litigation settlement gain in the amount of $1,111,750, which includes the reversal of legal fees previously accrued for this patent suit. The specific amount of the settlement, however, is undisclosed in accordance with the terms of the parties' settlement agreement.

Willow Bay Associates, LLC

In 2000, a now-defunct finance broker filed suit against us in the United States District Court for the District of Delaware. In the case, the plaintiff claimed that it is entitled to damages in the form of brokerage commissions for breach of an alleged confidentiality and non-circumvention contract. The suit against us was dismissed on summary judgment, but subsequently reinstated. Trial was held in late January 2004, and post-trial submissions were filed in March. On August 4, 2006 the Court rendered its' judgment in our favor and against Willow Bay Associates, LLC. There is no liability to us as a result of this decision.

From time to time we are a party to various claims and litigation arising in the normal course of business. We believe that the outcome of such claims and litigation will not have a material adverse effect on our financial position and results of operations.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matter was submitted to a vote of our security holders during the fourth quarter of fiscal year 2006.

PART II

Item 5. *Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Price and Dividend Information

Our common stock is quoted on the NASDAQ Global Market under the symbol "IMMU." The following table sets forth, for the last two fiscal years, the high and low sales prices for our common stock, as reported by the NASDAQ Global Market:

Fiscal Quarter Ended	High	Low
September 30, 2004	$4.95	$2.25
December 31, 2004	3.64	2.60
March 31, 2005	3.88	2.37
June 30, 2005	2.55	1.65
September 30, 2005	$2.29	$1.65
December 31, 2005	2.97	1.63
March 31, 2006	3.50	2.27
June 30, 2006	3.49	2.31

As of August 22, 2006, the closing sales price of our common stock on the NASDAQ Global Market was $1.95. As of August 22, 2006, there were approximately 671 stockholders of record of our common stock and, according to our estimates, approximately 15,081 beneficial owners of our common stock. We have not paid dividends on our common stock since inception and do not plan to pay cash dividends in the foreseeable future. We currently intend to retain earnings, if any, to finance our growth.

Sale of Unregistered Securities

None

Securities Authorized for Issuance Under Equity Compensation Plans

Information regarding our equity compensation plans as of June 30, 2006, is disclosed in Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

Issuer Purchases of Equity Securities

None.

Item 6. ***Selected Financial Data***

The following table sets forth our consolidated financial data as of and for each of the five fiscal years ended June 30, 2006. The selected consolidated financial data as of and for each of the five years ended June 30, 2006, have been derived from our audited consolidated financial statements. The consolidated financial statements for the years ended June 30, 2006, 2005 and 2004 are included elsewhere in this Annual Report on Form 10-K. The information below should be read in conjunction with the consolidated financial statements (and notes thereon) and Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations.

	Fiscal year ended June 30,				
	2006	2005	2004	2003	2002
	(In thousands, except per share amounts)				
Statements of Operations					
Revenues	$ 4,353	$ 3,813	$ 4,306	$13,719	$14,287
Cost and expenses	28,903	32,514	27,299	23,533	20,985
Litigation settlement	—	1,112	—	—	—
Changes in fair value of warrants liability	(270)	939	—	—	—
Interest (expenses) income – net	(4,507)	(599)	285	1,087	2,069
Minority interest	90	110	89	88	—
Foreign currency transaction (loss) gain	(17)	(4)	30	85	(323)
Loss before income tax benefit	(29,254)	(27,143)	(22,589)	(8,554)	(4,952)
Income tax benefit	490	385	234	680	1,205
Net loss	(28,764)	(26,758)	(22,355)	(7,874)	(3,747)
Preferred stock dividends	—	—	—	—	—
Net loss allocable to common stockholders	$(28,764)	$(26,758)	$(22,355)	$ (7,874)	$ (3,747)
Net loss per common share	$ (0.52)	$ (0.50)	$ (0.45)	$ (0.16)	$ (0.08)
Weighted average shares outstanding	55,263	53,684	49,886	49,878	49,652
Balance Sheets					
Cash, cash equivalents and marketable securities(1)	$ 41,827	$ 15,485	$ 13,479	$23,796	$44,788
Restricted securities(1)	2,550	18,126	5,101	6,376	—
Total assets	55,878	47,923	32,089	45,130	54,951
Long-term debt	29,525	36,743	13,826	5,101	—
Stockholders' (deficit) equity(2)	$(18,675)	$ (1,263)	$ 11,584	$33,667	$41,096

(1) Approximately $14,300,000 of restricted cash became available for use by the Company during the first quarter of fiscal year 2006 as a result of August 19, 2005 Special Shareholder's Meeting authorizing an additional 40,000,000 shares of common stock.

(2) We have never paid cash dividends on our common stock. In August, 2005 the Company received shareholder approval to authorize an additional 40,000,000 shares of common stock.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This Annual Report on Form 10-K contains such "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this Annual Report, and they may also be made a part of this Annual Report by reference to other documents filed with the Securities and Exchange Commission (SEC), which is known as "incorporation by reference".

Words such as "may," "anticipate," "estimate," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating or financial performance, are intended to identify forward-looking statements. All forward-looking statements are management's present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, among other things: our inability to further identify, develop and achieve commercial success for new products and technologies; the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials; the risk that clinical trials may not result in marketable products; the risk that we may be unable to obtain additional capital through strategic collaborations, licensing, convertible debt securities or equity financing in order to continue our research and development programs as well as secure regulatory approval of and market our drug candidates; our dependence upon pharmaceutical and biotechnology collaborations; the levels and timing of payments under our collaborative agreements; uncertainties about our ability to obtain new corporate collaborations and acquire new technologies on satisfactory terms, if at all; the development of competing products; our ability to protect our proprietary technologies; patent-infringement claims; and risks of new, changing and competitive technologies and regulations in the United States and internationally. Please also see the discussion of risks and uncertainties under Item 1A. Risk Factors "Factors That May Affect Our Business and Results of Operations" in this Annual Report.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this Annual Report or in any document incorporated by reference might not occur. Stockholders are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Annual Report or the date of the document incorporated by reference in this Annual Report as applicable. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise except as may be required by applicable law. All subsequent forward-looking statements attributable to the Company or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

Overview

We are a biopharmaceutical company focused on the development of monoclonal, antibody-based products for the targeted treatment of cancer, autoimmune and other serious diseases. We have developed a number of advanced proprietary technologies that allow us to create humanized antibodies that can be used either alone in unlabeled, or "naked," form, or conjugated with radioactive isotopes, chemotherapeutics or toxins, in each case to create highly targeted agents. Using these technologies, we have built a broad pipeline of therapeutic product candidates that utilize several different mechanisms of action. We believe that our portfolio of intellectual property, which includes 108 issued patents in the U.S. and approximately 250 other issued patents worldwide, protects our product candidates and technologies.

We have transitioned our focus away from the development of diagnostic imaging products in order to accelerate the development of our therapeutic product candidates. Consistent with our de-emphasis on our diagnostic business, we no longer commercialize CEA-Scan®. LeukoScan® will continue to be manufactured and commercialized by us in territories where regulatory approvals have been granted. Furthermore, as of June 30, 2006, research and development into diagnostic product candidates was no longer a material portion of our business.

From inception in 1982 until June 30, 2006, we had an accumulated deficit of approximately $203.8 million and have never earned a profit. In the absence of increased revenues from the sale of current or future products and licensing activities (the amount, timing, nature or source of which cannot be predicted), our losses will continue as we continue to conduct our research and development activities. These activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, our operating losses are likely to be substantial over the next several years.

The development and commercialization of successful therapeutic products is subject to numerous risks and uncertainties including, without limitation, the following:

- the type of therapeutic compound under investigation and nature of the disease in connection with which the compound is being studied;
- our ability, as well as the ability of our partners, to conduct and complete clinical trials on a timely basis;
- the time required for us to comply with all applicable federal, state and foreign legal requirements, including, without limitation, our receipt of the necessary approvals of the U.S. Food and Drug Administration;
- the financial resources available to us during any particular period; and
- many other factors associated with the commercial development of therapeutic products outside of our control.

Research and Development

As of June 30, 2006, we employed 19 professionals in our research and development departments and 14 professionals in our pre-clinical and clinical research departments. In addition to salaries and benefits, the other costs associated with research and development include the costs associated with producing biopharmaceutical compounds, laboratory equipment and supplies, the costs of conducting clinical trials, legal fees and expenses associated with pursuing patent protection, as well as facilities costs. We have spent approximately $22.8 million, $27.0 million and $21.9 million in the aggregate for the fiscal years ended June 30, 2006, 2005 and 2004 respectively on research and development expenses.

With the completion in fiscal year 2003 of the manufacturing expansion to support our research and development efforts and prepare for future commercialization of our product candidates, we believe that our facilities are adequate to support our research and development activities for the next few years without the need for any material capital expenditures.

At any one time our scientists are engaged in the research and development of multiple therapeutic compounds. Because we do not track expenses on the basis of each individual compound under investigation, but rather aggregate research and development costs for accounting purposes, it is not possible for investors to analyze and compare the expenses associated with unsuccessful research and development efforts for any particular fiscal period, with those associated with compounds that are determined to be worthy of further development. This may make it more difficult for investors to evaluate our business and future prospects.

Therapeutics

We believe that each of our antibodies has therapeutic potential either when administered alone or when conjugated with therapeutic radioisotopes (radiolabeled), chemotherapeutics or other toxins to create unique and potentially more effective treatment options. The attachment of various compounds to antibodies is intended to allow the delivery of these therapeutic agents to tumor sites with greater precision than conventional radiation therapy or chemotherapeutic approaches. This treatment method is designed to reduce the total exposure of the patient to the therapeutic agents, which ideally minimizes debilitating side effects. We are currently focusing our efforts on unlabeled, or "naked" antibodies and antibodies conjugated with drugs or toxins, and to lesser extent on the use of radioisotopes, such as Yttrium-90, sometimes referred to as Y-90, and Iodine-131, sometimes referred to as I-131.

Epratuzumab

Our most advanced therapeutic product candidate, IMMU-103, is an unlabeled humanized antibody which targets an antigen, known as the CD22 marker, found on the surface of B-lymphocytes, a type of white blood cells. Since B-lymphocytes are involved in the production of autoantibodies, we reasoned that epratuzumab might show activity in the treatment of autoimmune diseases by affecting B-cell levels and function. Our humanized CD22 antibody has been shown not to evoke any substantial anti-epratuzumab antibodies in NHL patients, even after repeated dosing, making it a good candidate for treating patients with a chronic, non-malignant disease.

In October 2004, updated clinical results of epratuzumab in patients with SLE were presented at the 68th annual scientific meeting of American College of Rheumatology/Association of Rheumatology Health Professionals. The objective of this open label, single-center study was to evaluate the safety, tolerability, lack of immunogenicity and early evidence of efficacy of epratuzumab, which was administered as a single agent every other week, for a total of four doses. A scoring system called BILAG (British Isle Lupus Assessment Group) was used to measure the level of disease activity in these patients prior to, and, at several time points, post administration of epratuzumab. Patients with mild to moderate systemic lupus erythematosus (SLE) activity (defined by Global BILAG scores of 6-12 prior to treatment) were enrolled. A high BILAG score indicates increased disease activity.

SLE assessments after treatment demonstrated consistent clinical improvement, with decreased global BILAG scores for all fourteen enrolled patients compared to the pre-therapy scores. Specifically, nine out of fourteen patients (64%) had lowered their global BILAG scores by 50% or more twenty-four hours post-therapy. Furthermore, six of the seven patients who had returned for their six-month check-up retained clinical benefit. In all patients, the treatment was well tolerated with infusions completed in about one hour, and no evidence of reactions or immunogenicity.

Based on these positive results, we submitted an application with the U.S. Food and Drug Administration (FDA) for Fast Track designation and in January 2005, received notice from the agency granting epratuzumab Fast Track Product designation for the treatment of patients with moderate and severe SLE. The fast track programs of the FDA are designed to facilitate drug development and to expedite the review of new drugs that are intended to treat serious or life threatening conditions, and that demonstrate the potential to address unmet medical needs. As such, the fast track designation allows for close and frequent interaction with the agency. A designated fast track drug may also be considered for priority review with a shortened review time, rolling submission, and accelerated approval if applicable.

In May 2005, we initiated two pivotal Phase III clinical trials to further evaluate the safety and efficacy of epratuzumab for the treatment of patients with moderate and severe SLE. These pivotal trials are randomized, double-blinded, placebo-controlled, multi-center studies using the BILAG index to monitor and assess disease activity. The trials have been named "ALLEVIATE" or Alleviate Lupus Affliction with Epratuzumab and Validate its Autoimmune Safety and Efficacy. One trial, ALLEVIATE A, is for patients with severe SLE flares, and the second trial, ALLEVIATE B, is for patients with moderately active SLE. With the consummation of the UCB Agreement, future costs incurred related to these clinical trials are the responsibility of UCB.

SLE is a serious autoimmune disease affecting approximately 1.5 million Americans, according to the Lupus Foundation of America. In the U.S., women with SLE outnumber men by a ratio of nine to one, and 80% of female patients develop lupus between the ages of 15 and 45. At present, there is no cure for lupus and no new lupus drug has been approved in the U.S. for nearly 40 years. Lupus most often results in chronic inflammation and pain affecting various parts of the body, especially the skin, joints, blood, and kidneys. The disease can be serious and life threatening. Current treatments used in medical practice include corticosteroids, nonsteroidal anti-inflammatory drugs, immunosuppressives, and antimalarials.

Another autoimmune indication that we are targeting with epratuzumab is Sjögren's syndrome, a disease that currently affects between 2 to 4 million Americans. We presented results from our open-label, non-randomized, two-center Phase I/II trial in June, 2005, at the European League Against Rheumatism (EULAR) Annual European Congress of Rheumatology. Fifteen patients with primary Sjögren's syndrome were enrolled in this study to assess feasibility, safety, and early evidence of efficacy. Over an eight-week period, patients received 360 mg/m^2 of epratuzumab every two weeks for a total of four doses. Fourteen patients received all four infusions without reactions with a median infusion time of fifty minutes. One patient discontinued the third infusion due to an acute infusion reaction, but completed the fourth infusion with no further reaction.

Patients reported improvements in their clinical signs and symptoms that include: dry eyes, dry mouth, fatigue, tender joints, tender points, tear and salivary flow. Specifically, twenty-four hours after the last treatment, symptomatic improvements ranging from 100% of patients experiencing tender joints to 33% of patients with salivary flow were observed. Moreover, when these patients were evaluated twelve weeks post therapy, 86% of patients who showed tender joints improvement retained clinical benefit, as did 20% of patients with increased salivary flow. A final evaluation is planned for six months after the last epratuzumab dose.

Epratuzumab seems to show activity without causing a drastic drop in the number of circulating B-lymphocytes, thus perhaps reducing the risk of infection. Consistent with our past clinical experience with the antibody, we have found a reduction of 50% to 60% in circulating B-cells in the patients enrolled in both the SLE and Sjögren's syndrome trials. This data suggests that B-cell modulation may be the primary mechanism of action of epratuzumab, and that complete depletion of B-cells is not necessary to provide a clinical benefit.

IMMU-103 has also demonstrated good safety, tolerability, and clinical efficacy in more than 340 patients with non-Hodgkin's lymphoma, resulting in reports published in *The Journal of Clinical Oncology* and *Clinical Cancer Research.*

While the clinical results to date have been encouraging, we are not able to determine when, if ever, epratuzumab will be approved for sale in the U.S. or anywhere else. Even if it is approved, there can be no assurance that it will be commercially successful or that we will ever receive revenues equal to our financial investment in this product candidate.

Other Therapeutic Product Candidates

We also have in development a solid tumor therapeutic product candidate that targets an antigen known as carcinoembryonic antigen, or CEA. The CEA antigen is abundant at the site of virtually all cancers of the colon and rectum and is associated with many other solid tumors, such as breast and lung cancers. A Phase II trial has been completed in Europe for IMMU-111 (hCEA-I-131) in patients with proven or suspected metastatic colorectal cancer who failed chemotherapy. We believe that the initial results with IMMU-111 are encouraging. This Phase I/II trial with IMMU-101 (hCEA-Y-90) has completed enrollment in the United States and in Europe in patients with advanced colorectal and pancreatic cancers. We are not currently conducting clinical trials with our CEA antibody, however, we are providing clinical supplies for an investigator sponsored Phase II clinical trial in Germany, evaluating repeat dosing with IMMU-111.

We also are commencing clinical trials with IMMU-106 (anti-CD20) for the treatment of certain autoimmune diseases. We are currently conducting clinical trials in patients with non-Hodgkin's lymphoma with IMMU-106, and we are conducting clinical trials with IMMU-107 (for use in targeting anti-MUC 1 antibody) for pancreatic cancer therapy. In addition to these three product candidates, we have several others in pre-clinical development.

Diagnostics

We have transitioned our focus away from the development of diagnostic imaging products in order to accelerate the development of our therapeutic product candidates. Consistent with our de-emphasis on our diagnostic business, we no longer commercialize CEA-Scan®. We will continue to manufacture and commercialize LeukoScan® in territories where regulatory approvals have been granted. Furthermore, as of June 30, 2006, research and development into diagnostic product candidates was no longer a material portion of our business.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S., which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. The following discussion highlights what we believe to be the critical accounting policies and judgments made in the preparation of these consolidated financial statements.

Revenue Recognition

We account for revenue arrangements that include multiple deliverables in accordance with Emerging Issues Task Force No. 00-21, *Accounting for Revenue Arrangements with Multiple Arrangements* (EITF 00-21). EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying the guidance, revenue arrangements with multiple deliverables can only be considered as separate units of accounting if: a) the delivered item has value to the customer on a standalone basis, b) there is objective and reliable evidence of the fair value of the undelivered items and c) if the right of return exists, delivery of the undelivered items is considered probable and substantially in the control of the vendor. If these criteria are not met, the revenue elements must be considered a single unit of accounting for purposes of revenue recognition.

We have concluded that the UCB Agreement should be accounted for as a single unit of accounting and are amortizing the $38 million payment received over the expected obligation period which is currently estimated to end in November 2009. If the obligation period estimate should change in the future, whether due to delays or acceleration of the UCB's clinical trials, this may affect the amortization period estimated to end in November 2009.

Contract revenue from collaborative research agreements is recorded when earned based on the performance requirements of the contract. Revenue from non-refundable upfront license fees and certain guaranteed payments where we continue involvement through collaborative development are deferred and recognized as revenue over the period of continuing involvement. We estimate the period of continuing involvement based on the best available evidential matter available to us at each reporting period. If our estimated time frame for continuing involvement changes, this change in estimate could impact the amount of revenue recognized in future periods.

Revenue is recognized for royalties based on license sales of our product (CEA-Scan®) in Japan and in Europe. Royalties are recognized as earned in accordance with the contractual terms when royalty from licenses can be reliably measured and collectablity is reasonably assured.

Revenue from product sales is recorded when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable and collectability is reasonably assured. Allowances, if any, are established for uncollectible amounts, estimated product returns and discounts. Since allowances are recorded based on management's estimates, actual amounts may be different in the future.

Foreign Currency Risks

Since Immunomedics operates in countries outside of the U.S., it is exposed to various foreign currency risks that arise from the nature of the contracts Immunomedics executes with its customers, since, from time to time, contracts are denominated in a currency different than the particular Immunomedics subsidiary's local currency. These risks are generally applicable only to a portion of the contracts executed by our foreign subsidiaries providing clinical services.

We are exposed to foreign currency risk resulting from the passage of time between the invoicing of customers and affiliates under these contracts and the ultimate collection of customer payments against such invoices. Because the contract is denominated in a currency other than the subsidiary's local currency, Immunomedics recognizes a receivable at the time of invoicing for the local currency equivalent of the foreign currency invoice amount. Changes in exchange rates from the time the invoice is prepared and payment from the customer is received will result in Immunomedics receiving either more or less in local currency than the local currency equivalent of the invoice amount at the time the invoice was prepared and the receivable established. This difference is recognized by us as a foreign currency transaction gain or loss, as applicable, and is reported in other expense (income) in our Consolidated Statements of Operations. In addition, for intercompany transactions for which settlement is planned or anticipated in the foreseeable future, the related foreign currency transaction gains or losses, as applicable, are reported in other expenses (income) in our Consolidated Statement of Operations.

In addition, our consolidated financial statements are denominated in U.S. dollars. Accordingly, changes in exchange rates between the applicable foreign currency and the U.S. dollar will affect the translation of each foreign subsidiary's financial results into U.S. dollars for purposes of reporting our consolidated financial results. The process by which each foreign subsidiary's financial results are translated into U.S. dollars is as follows: income statement accounts are translated at average exchange rates for the period; balance sheet asset and liability accounts are translated at end of period exchange rates; and equity accounts are translated at historical exchange rates. Translation of the balance sheet in this manner affects the stockholders' equity account, referred to as the cumulative translation adjustment account. This account exists only in the foreign subsidiary's U.S. dollar balance sheet and is necessary to keep the foreign balance sheet stated in U.S. dollars in balance. To date such cumulative translation adjustments have not been material to the Company's consolidated financial position.

Stock Based Compensation

Prior to July 1, 2005, we granted stock options to our employees at an exercise price equal to the fair value of the underlying shares of common stock at the date of grant and accounted for these stock option grants in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. Under APB Opinion No. 25, when stock options are issued with an exercise price equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized in the income statement. However, for purposes of disclosure only, we estimate the fair value of stock options through the use of option-pricing models. In determining the values to use in our option-pricing model, we make several subjective estimates about the characteristics of the underlying stock and the expected timing of option exercise. Change to these estimates can change the fair value disclosures in our financial statements. Our Board of Directors approved the acceleration of vesting of all outstanding stock options as of June 30, 2005, primarily to avoid stock based compensation charges upon the adoption of SFAS 123(R) on July 1, 2005. This total additional compensation cost would have been approximately $8,100,000. The exercise price of all stock options was above market value of the common stock at the time of the accelerated vesting.

Effective July 1, 2005, we adopted the fair value recognition provisions of SFAS 123(R) using the modified-prospective transition method. Under that transition method, compensation cost recognized in fiscal year 2006 includes compensation cost for all share-based compensation granted subsequent to July 1, 2005, based on the grant date fair value estimated in accordance with the provisions of Statement 123(R). Due to the accelerated vesting prior to the adoption of SFAS 123(R) noted above, the impact on the statement of operations for the year ended June 30, 2006 is not material. The non-vested share-based compensation that is outstanding as of June 30, 2006 is $1,018,065, which is expected to be recognized over the next four fiscal years. The results of adopting SFAS 123(R) for the prior periods have not been restated.

Impairment of Assets

Immunomedics reviews its long-lived assets for impairment, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based upon our judgment of its ability to recover the asset from the expected future undiscounted cash flows of the related operations. Actual future cash flows may be greater or less than estimated.

Make-Whole Interest Derivative Liability

The holders of the 5% Notes who convert their 5% Notes will also receive on the date of conversion a payment equal to the amount of accrued and unpaid interest, less interest actually previously paid or provided for, up to and including the maturity date of the 5% Notes, known as the "make-whole" interest payment. The make-whole interest payment is considered a bifurcated derivative since the embedded call option can accelerate the settlement of the interest component of the debt cost at the holder's option. Changes in the fair value of the make-whole interest payment are recorded in current period operations. The fair value of this instrument was recorded in the consolidated balance sheet as derivative interest liability. The initial value of the derivative interest liability associated with the make-whole interest provision of $751,000 is recorded as additional debt discount and is being amortized to interest expense over the remaining life of the 5% Notes.

The value of this derivative liability is based on various inputs and assumptions such as the price of our stock at each balance sheet date and the stock's volatility. Although we expect the value of this liability to be zero upon maturity of the 5% Notes, changes in these inputs and assumptions, particularly the price of our common stock, will impact the value of this derivative liability at each balance sheet date.

Results of Operations

Fiscal Year 2006 compared to Fiscal Year 2005

Revenues for the fiscal year ended June 30, 2006 were $4,353,000 as compared to $3,813,000 in the fiscal year ended June 30, 2005, representing an increase of $540,000, or 14%, primarily due to the impact of the recognition of a portion of the deferred revenue from the Development, Collaboration and License Agreement dated May 9, 2006 with UCB, S.A. (UCB Agreement), partially offset by lower product sales. Product sales were $1,096,000 lower in Europe primarily due to a lack of saleable LeukoScan® product earlier in the year. On January 30, 2006 approval was received from the European Regulatory Agency to market LeukoScan® for the revision to our manufacturing process. License fee and other revenues for fiscal year 2006 increased to $1,830,000 from $330,000 for the same period in 2005, primarily from the recognition of a portion of the deferred revenue earned under the UCB Agreement.

Total operating expenses for fiscal year 2006 were $28,903,000 as compared to $32,514,000 in fiscal year 2005, representing a decrease of $3,611,000, or 11%. Research and development expenses for fiscal year 2006 declined by $4,247,000, to $22,781,000 from $27,028,000 in fiscal year 2005 due to the transfer of the SLE clinical trials over to UCB as part of the UCB Agreement, reduced spending for outside toxicity testing associated with producing compounds to be used in clinical trials and a concerted effort to limit spending to conserve cash during the year. Cost of goods sold for fiscal year 2006 decreased by $134,000 to $473,000 from $607,000 in fiscal year 2005, primarily due to lower sales of diagnostic kits.

Sales and marketing expenses for fiscal year 2006 were $758,000 as compared to $974,000 for fiscal year 2005, representing a decrease of $216,000. The decline in marketing expenses was due to de-emphasis of the diagnostic product line. General and administrative costs for fiscal year 2006 increased by $986,000 from $3,905,000 in fiscal year 2005 to $4,891,000. This increase was primarily due to a charge of $876,000 for fees associated with the UCB Agreement.

Interest and other income for fiscal year 2006 increased by $230,000 from $437,000 in fiscal year 2005 to $667,000 in fiscal year 2006, primarily due to higher interest rates and increased level of cash available for investment during the fourth quarter of fiscal year 2006 resulting from the UCB Agreement. Interest expense increased from $1,035,000 in fiscal year 2005 to $5,175,000 in fiscal year 2006. This increase resulted primarily from the $37,675,000 of 5% senior convertible notes sold in April 2005. This increase included the amortization of a portion of the expenses associated with the debt issuance costs ($777,000), the mark to market value adjustment of the debt discount ($1,609,000), the change in the market value of the make-whole derivative interest liability ($70,000) and the "make-whole" interest payment regarding the conversion of the 5% Senior Convertible Notes due May 2008 (5% Notes) into shares of common stock ($915,000).

In September 2004 a patent infringement suit with Cytogen, Inc. and C.R. Bard was settled for an undisclosed amount without any admission of fault or liability. In connection with the settlement, we settled legal fees associated with the suit with the attorneys representing it in the case. We recorded a litigation settlement gain in other income in the amount of $1,111,750, which includes the reversal of legal fees previously accrued for this patent suit. The specific amount of the settlement, however, is undisclosed in accordance with the terms of the parties' settlement agreement.

On August 19, 2005 at a Special Meeting of Stockholders a majority of holders of our common stock approved an amendment to the certificate of incorporation to increase the number of shares of common stock authorized from 70 million to 110 million shares. In addition, the shareholders voted to authorize shares of common stock for conversion if required, into common stock for the 5% senior convertible notes and the warrants. The 5% Notes and warrants were therefore no longer restricted as to conversion into shares of common stock. The liability for the warrants was increased by $270,000 to reflect our common stock valuation. This increase in the liability for the warrants was reflected in the statement of operations. The warrants were reclassified to permanent equity during the first quarter 2006, (a reduction to the liability of $3,018,000).

For fiscal years 2006 and 2005, we recorded a tax benefit of $514,000 and $590,000, respectively, as a result of our sale of approximately $6,385,000 and $7,335,000 of New Jersey state net operating losses, respectively. These tax benefits were partially offset by income tax provisions of $24,000 in 2006 for state tax purposes and $205,000 in 2005 for our European subsidiary.

Net loss allocable to common stockholders for fiscal year 2006 is $28,764,000, or $0.52 per share, as compared to $26,758,000, or $0.50 per share, in fiscal year 2005.

Fiscal Year 2005 compared to Fiscal Year 2004

Revenues for the fiscal year ended June 30, 2005 were $3,813,000 as compared to $4,306,000 in the fiscal year ended June 30, 2004, representing a decrease of $493,000, or 11%, primarily due to lower product sales and a decrease in license fees. Product sales were $258,000 lower in Europe primarily due to a lack of saleable LeukoScan® product, as current production was waiting for submission to the European regulatory authorities. License fee and other revenues for fiscal year 2005 decreased to $330,000 from $512,000 for the same period in 2004, primarily due to the complete recognition of revenues associated with the Development and License Agreement with Amgen, Inc. (Amgen Agreement) which declined from $275,000 in 2004 to $0 in 2005.

Total operating expenses for fiscal year 2005 were $32,514,000 as compared to $27,299,000 in fiscal year 2004, representing an increase of $5,215,000, or 19%. Research and development expenses for fiscal year 2005 increased by $5,094,000, from $21,934,000 in fiscal year 2004 to $27,028,000, primarily due to the beginning of the Phase III trials for epratuzumab for the treatment of SLE, as well as increased research and development efforts including outside toxicity testing associated with producing compounds to be used in clinical trials. Cost of goods sold for fiscal year 2005 decreased by $106,000 to $607,000 from $713,000 in fiscal year 2004, primarily due to lower sales of in-vitro diagnostic kits and other imaging products.

Sales and marketing expenses for fiscal year 2005 were $974,000 as compared to $1,331,000 for fiscal year 2004, representing a decrease of $357,000. The decline in marketing expenses was due to de-emphasis of our diagnostic product line. General and administrative costs for fiscal year 2005 increased by $585,000 from $3,320,000 in fiscal year 2004 to $3,905,000. This increase was primarily due to settlement of corporate litigation in 2005 and a $300,000 insurance claim paid for product loss that was received in 2004 and not repeated in 2005.

Interest and other income for fiscal year 2005 decreased by $73,000 from $510,000 in fiscal year 2004 to $437,000 in 2005, primarily due to reduced level of cash available for investment during the year. Interest expense increased from $225,000 in fiscal year 2004 to $1,035,000 in fiscal year 2005. This increase resulted primarily from the $37,675,000 of 5% Notes sold in April 2005. Also included in interest expense in 2005 is amortization expense associated with the debt issuance costs ($139,000) and the debt discount ($205,000).

In September 2004 a patent infringement suit with Cytogen, Inc. and C.R. Bard was settled for an undisclosed amount without any admission of fault or liability. In connection with the settlement, the Company settled legal fees associated with the suit with the attorneys representing it in the case. The Company recorded a litigation settlement gain in other income in the amount of $1,111,750, which includes the reversal of legal fees previously accrued for this patent suit. The specific amount of the settlement, however, is undisclosed in accordance with the terms of the parties' settlement agreement.

At June 30, 2005 the liabilities outstanding related to the warrants from the 5% Notes were revalued based on our common stock price. The valuation of the liability for these warrants was adjusted as of June 30, 2005 due to the decline in our common stock from $2.16 per share on April 29, 2005 to $1.71 per share. As such, the gain from the change in the fair value of the warrant liability of $938,760 was recorded in the statement of operations.

For fiscal years 2005 and 2004, we recorded a tax benefit of $590,000 and $428,000, respectively, as a result of our sale of approximately $7,335,000 and $5,313,000 of New Jersey state net operating losses, respectively. These tax benefits were partially offset by income tax provisions of $205,000 and $206,000, primarily from our European subsidiary for 2005 and 2004, respectively.

Net loss allocable to common stockholders for fiscal year 2005 is $26,758,000, or $0.50 per share, as compared to $22,355,000, or $0.45 per share, in fiscal year 2004.

Research and Development Expenses

Research and development expenses for our products in development were $22,781,000 for the fiscal year ended June 30, 2006, $27,028,000 for the fiscal year ended June 30, 2005 and $21,934,000 for the fiscal year ended June 30, 2004. Research and development expenses decreased by $4,247,000 in 2006 or 16% as compared to 2005. Research and development expenses increased by $5,094,000 in 2005 or 23% as compared to 2004.

We do not track expenses on the basis of each individual compound under investigation or through clinical trials and therefore we do not provide a breakdown of such historical information in that format. We evaluate projects under development from an operational perspective, including such factors as results of individual compounds from laboratory/animal testing, patient results and enrollment statistics in clinical trials. It is important to note that multiple product candidates are often tested simultaneously. It is not possible to calculate each antibody's supply costs. There are many different development processes and test methods that examine multiple products at the same time. We have, historically, tracked our costs in the categories discussed below, specifically "research costs" and "product development costs" and by the types of costs outlined below.

Our research costs consists of outside costs associated with animal studies and costs associated with research and testing of our product candidates prior to reaching the clinical stage. Such research costs primarily include personnel costs, facilities, including depreciation, lab supplies, funding of outside contracted research and license fees. Our product development costs consist of costs from preclinical development (including manufacturing), conducting and administering clinical trials and patent expenses.

The following table sets forth a breakdown of our research and development expenses by those associated with research and those associated with product development for the periods indicated.

	Years Ended June 30,		
	2006	2005	2004
Research Costs	$ 4,975	$ 6,503	$ 5,849
Product Development Costs	17,806	20,525	16,085
Total	$22,781	$27,028	$21,934

Research Costs

Research costs in total decreased for the year ended June 30, 2006 by $1,528,000 or 23% as compared to 2005. Research costs increased by $654,000 in 2005 or 11% as compared to 2004. The changes in research costs primarily relate to the following:

Animal studies conducted by outside organizations in 2006 were $809,000, a decrease of $643,000 or 44% from 2005, as testing for toxicity studies for compounds in the preclinical stage were reduced based on the current status of product development. The increase in 2005 over 2004 was $642,000 or a 79% increase, was for testing for toxicity studies for compounds in the preclinical stage of development for epratuzumab for SLE indications.

Personnel costs in 2006 were $1,860,000 a decrease of $579,000 or 24% as compared to 2005. This decline resulted primarily from employee attrition and cost savings efforts during the year. For the 2005 fiscal year personnel costs decreased by $64,000 or 3% over 2004 due to employee attrition and the increased focus to product development as compounds proceeded further in clinical trials.

Facility costs decreased $60,000 in 2005 over 2004 levels, or 5%. This decrease was a result of a reduction in depreciation expense as assets acquired in previous years became fully depreciated.

Product Development Costs

Product development costs for the year ended June 30, 2006 in total decreased by $2,719,000 or 13% as compared to 2005. Product development costs in total increased by $4,440,000 in 2005 or 28% as compared to 2004. The changes in product development costs primarily relate to the following:

Personnel costs in 2006 were $4,572,000, a decrease of $71,000 or 2% as compared to 2005. This decrease was primarily due to employee attrition, a reduction in recruitment fees and other cost control efforts partially offset by salary increases. Personnel costs in 2005 were $4,643,000 an increase of $40,000 or 1% as compared to 2004. This small increase was primarily attributed to salary increases offset by employee attrition and cost control efforts in the manufacturing and clinical monitoring areas.

Clinical trial expenses in 2006 were $4,342,000, an increase of $605,000 or 16% over 2005. This increase is primarily the result of investigator expenses for enrollment at clinical sites, particularly for epratuzumab for the treatment of SLE of approximately $3,600,000. Clinical trial expenses in 2005 were $3,737,000, an increase of $2,213,000 or 145% over 2004. This increase is primarily the result of the beginning of the Phase III clinical trials for epratuzumab for the treatment of SLE, which incurred approximately $2,865,000 of expenses in 2005.

Patent expenses for 2006 were $1,251,000, a decrease of $1,834,000 or 59% over 2005, due to efforts to reduce professional fees incurred for patent filings and support. For the 2005 fiscal year patent expenses were $3,086,000, an increase of $1,803,000 or 141% over 2004. The increase for patent expenses in 2005 was primarily attributed to increased applications of patents in foreign locations and vigorous defense of existing patents.

Facility costs in 2006 were $3,897,000, a decrease of $149,000 or 4% from 2005, due to lower maintenance and repairs expense. Facility costs in 2005 were $4,046,000 an increase of $250,000 or 7% over 2004. The increases in facility costs in 2005 primarily relates to increased investment in our manufacturing facility and equipment that took place during the 2003 fiscal year. As a result depreciation, utilities, maintenance and related expenses have increased.

Lab supplies and chemical reagent costs were $1,686,000 in 2006, a decrease of $839,000 or 33% over 2005. This was a result of delayed production of clinical antibodies as part of cost control efforts and lower demand of the clinical trials in process. Lab supplies and chemical reagent costs were $2,525,000 in 2005, an increase of $223,000 or 10% over 2004. This increase resulted from the increased production levels of the new manufacturing facility and growth needed for clinical trial demands in 2005.

Completion of clinical trials may take several years or more. The length of time varies according to the type, complexity and the disease indication of the product candidate. We estimate that clinical trials of the type we generally conduct are typically completed over the following periods:

Clinical Phase	Estimated Completion Period
Phase I	1-2 Years
Phase II	1-3 Years
Phase III	2-5 Years

The duration and cost of clinical trials through each of the clinical phases may vary significantly over the life of a particular project as a result of, among other things, the following factors:

- the length of time required to recruit qualified patients for clinical trials
- the duration of patient follow-up in light of trials results
- the number of clinical sites required for trials and
- the number of patients that ultimately participate

Liquidity and Capital Resources

Since our inception in 1982, we have financed our operations primarily through private sales of our equity securities, revenue earned under licensing agreements and, to a lesser degree, from sales of CEA-Scan® and LeukoScan®, research grants from various sources and investment income.

At June 30, 2006, we had working capital of $25,709,000, representing an increase of $2,383,000 from $23,326,000 at June 30, 2005. The increase in working capital is a result of the May 2006 UCB Agreement ($38,000,000), partially offset by our loss on operations of $28,764,000. The increase of current liabilities as of June 30, 2006 was primarily due to $10,669,000 for deferred revenues relating to the recognition of revenue under the UCB Agreement over the next fiscal year. At June 30, 2006, we had long-term debt, net of discounts and current portion, of $29,525,000, (5% senior convertible notes due 2008 - $28,250,000 and the New Jersey Economic Development Authority - $1,275,000) and deferred revenues under the UCB Agreement of $25,811,000, to be recognized after the 2007 fiscal year.

On May 9, 2006 we entered into the UCB Agreement providing UCB an exclusive worldwide license to develop, manufacture, market and sell epratuzumab for the treatment of all autoimmune disease indications. Under the terms of the UCB Agreement, we retained the rights to develop epratuzumab in the field of oncology, and UCB has an option to acquire development and commercialization rights to epratuzumab with respect to cancer indications at anytime prior to the first commercial sales thereof. Under the terms of the UCB Agreement, we received initial cash payments totaling $38 million (before fees).

The April 29, 2005 private placement of the 5% Notes raised total gross proceeds of $37,675,000. A portion of the proceeds received from the offering of the notes was used for payment of related fees and expenses and to retire $5 million principal amount of the 3.25% senior convertible notes due in January 2006. In addition, $5,000,000 of the 3.25% senior convertible notes was exchanged for $5,000,000 of the 5.0% Notes. The resulting net cash proceeds raised from this transaction was $30,200,000.

The 5% Notes mature three years from their date of issuance, are convertible into company common stock at a conversion rate of $2.62 per share and bear interest at the rate of 5% per annum. If a note is converted or cancelled prior to maturity, the holder will be paid on the date of conversion or cancellation any interest that would have otherwise been earned during the three-year term. For each $1,000 principal amount of notes purchase, purchasers were granted a warrant to purchase approximately 76.39 shares of common stock. The warrants expire three years from the initial closing date and will be exercisable at $2.98 per share.

In August 2004, we sold 4,178,116 shares of its common stock, resulting in net proceeds to the Company of approximately $14.0 million. The shares were sold to institutional investors at a price of $3.61 per share. The shares of common stock were sold pursuant to an effective shelf registration statement filed with the SEC.

Our cash, cash equivalents and marketable securities amounted to $41,827,000 at June 30, 2006, representing an increase of $26,342,000 from $15,485,000 at June 30, 2005. The increase was primarily attributable to the May 2006 agreement with UCB for the worldwide licensing of epratuzumab for all autoimmune diseases, offset by our net loss for 2006. The proceeds from the UCB Agreement will be used for research and development activities and funding of operating expenses. It is anticipated that working capital, and cash, cash equivalents and marketable securities will be utilized during fiscal year 2007 as a result of planned research and development, other operating expenses and capital expenditures, partially offset by projected revenues from sales of our diagnostic imaging products. However, there can be no assurance as to the amount of revenues, if any, these imaging products will provide.

We expect to have adequate cash equivalents and short-term investments to fund our operations for at least the 2007 fiscal year. Cash requirements are expected to be at a lower level than in the 2006 fiscal year due to decreased spending for clinical trials, as UCB is assuming the expenses for conducting the SLE Phase III clinical trials. However, we do not believe that we will have adequate cash at the expected spending level to complete our other research and development programs. As a result, we will require additional financial resources after we utilize our current liquid assets in order for us to continue our research and development programs, clinical trials of our product candidates and regulatory filings. Additional financing may not be available to us on terms we find acceptable, if at all, and the terms of such financing may cause substantial dilution to existing stockholders. If adequate funds are not available, we may be required to curtail significantly one or more of our research and development programs. If we obtain funds through collaborative partnerships, we may be required to relinquish rights to certain of our technologies or product candidates.

We continue to evaluate various programs to raise additional capital and to seek additional revenues from the licensing of our proprietary technologies. At the present time, we are unable to determine whether any of these future activities will be successful and, if so, the terms and timing of any definitive agreements.

Actual results could differ materially from our expectations as a result of a number of risks and uncertainties, including the risks described in Item 1A Risk Factors, "Factors That May Affect Our Business and Results of Operations," and elsewhere in this Annual Report on Form 10-K. Our working capital and working capital requirements are affected by numerous factors and such factors may have a negative impact on our liquidity. Principal among these are the success of product commercialization and marketing products, the technological advantages and pricing of our products, the impact of the regulatory requirements applicable to us and access to capital markets that can provide us with the resources when necessary to fund our strategic priorities.

Contractual Commitments

Our major contractual obligations relate to an operating lease for our facility, a loan from the New Jersey Economic Development Authority used to fund the expansion of our facility, the issuance of 5% Notes and employment contracts in effect for our Chairman of the Board and the President/Chief Executive Officer. We have identified and quantified the significant commitments in the following table for the fiscal years ending June 30:

(in thousands) Contractual Obligation	Payments Due by Period						
	2007	2008	2009	2010	2011	Thereafter	Total
Operating Lease[1]	$ 552	$ 556	$556	$556	$609	$7,933	$10,762
NJEDA Loan[2]	1,301	1,284	—	—	—	—	$ 2,585
5% Senior Convertible Notes[3]	1,515	31,568	—	—	—	—	$33,083
Employment Contracts[4]	1,106	100	100	100			$ 1,406
TOTAL	$4,474	$33,508	$656	$656	$609	$7,933	$47,836

(1) In November 2001, we renewed our operating lease for our Morris Plains, New Jersey facility for an additional term of 20 years expiring in October 2021 at a base annual rate of $545,000, which included an additional 15,000 square feet. The rent is fixed for the first five years and increases every five years thereafter.

(2) In May 2003, we obtained a loan for $6,376,000 at a variable interest rate through the New Jersey Economic Development Authority, repayable monthly in 60 equal installments.

(3) On April 29, 2005, we completed a $37,675,000 private placement financing through the issuance of 5% Notes due April 29, 2008. Interest payments are due semi-annually beginning November 29, 2005, payable in cash or shares of common stock at the option of the Company. The holders of the notes may convert the notes at any time prior to April 29, 2009 at a conversion price of $2.62 per share, subject to adjustment based on the anti-dilution provision. In addition, the holders received warrants that may be converted into shares of common stock at a conversion price of $2.98 per share. As of June 30, 2006, $7,370,000 of the 5% Notes have been converted into shares of common stock.

(4) We have employment contracts with the Chairman of the Board and the Chief Executive Officer, which expired June 30, 2006. The contract for the Chairman of the Board includes an automatic one-year extension, to June 30, 2007. This contract also includes an agreement to pay $143,000 annually towards life insurance premiums for the Chairman as long as he is employed by the Company. The contract with the Chairman of the Board includes a royalty which continues for three years after the termination of his contract and is included above. The Board of Directors has extended the contract for the Chief Executive Officer to December 31, 2006.

Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109* ("FIN 48"). This authoritative interpretation clarifies and standardizes the manner by which companies will be required to account for uncertain tax positions. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006. Immunomedics will be required to adopt FIN 48 no later than the quarter beginning July 1, 2007. Immunomedics is currently in the process of evaluating the Interpretation and has not yet determined the impact, if any, FIN 48 will have on its consolidated financial results.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

The following discussion about our exposure to market risk of financial instruments contains forward-looking statements under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those described due to a number of factors, including uncertainties associated with general economic conditions and conditions impacting our industry.

Our holdings of financial instruments are comprised primarily of corporate debt securities and municipal bonds. All such instruments are classified as securities available for sale. We do not invest in portfolio equity securities or commodities or use financial derivatives for trading purposes. Our debt security portfolio represents funds held temporarily pending use in our business and operations. We manage these funds accordingly. We seek reasonable assuredness of the safety of principal and market liquidity by investing in rated fixed income securities while at the same time seeking to achieve a favorable rate of return. Our market risk exposure consists principally of exposure to changes in interest rates. Our holdings also are exposed to the risks of changes in the credit quality of issuers. We typically invest in highly liquid debt instruments with fixed interest rates.

The table below presents the amounts and related weighted average interest rates by fiscal year of maturity for our investment portfolio in marketable and restricted securities as of June 30, 2006:

	2007	2008	2009	2010	2011	Total	Fair Value
				(in thousands)			
Fixed rate	$3,515	—	—	—	—	$3,515	$3,499
Average interest rate	2.20%	—	—	—	—	2.20%	—

We may be exposed to fluctuations in foreign currencies in regards to certain agreements with service providers relating to certain clinical trials that are in process. Depending on the strengthening or weakening of the U.S. dollar, realized and unrealized currency fluctuations could be significant.

Item 8. ***Financial Statements and Supplementary Data***

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Immunomedics, Inc.

We have audited the accompanying consolidated balance sheets of Immunomedics, Inc. and subsidiaries as of June 30, 2006 and 2005, and the related consolidated statements of operations and comprehensive loss, stockholders' (deficit) equity and cash flows for each of the three years in the period ended June 30, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Immunomedics, Inc. and subsidiaries at June 30, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, effective July 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "*Share-Based Payment*".

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Immunomedics, Inc.'s internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated August 22, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

MetroPark, New Jersey
August 22, 2006

IMMUNOMEDICS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30, 2006	June 30, 2005
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 40,877,766	$ 11,937,483
Marketable securities	948,820	3,547,507
Accounts receivable, net of allowance for doubtful accounts of $117,000 and $150,000 at June 30, 2006 and June 30, 2005, respectively	498,612	409,458
Inventory, net of reserve	541,030	493,603
Other current assets	602,736	785,677
Restricted securities—current portion	1,275,200	15,575,200
Total current assets	44,744,164	32,748,928
Property and equipment, net	8,496,060	10,152,115
Restricted securities	1,275,200	2,550,400
Other long-term assets	1,362,419	2,471,706
	$ 55,877,843	$ 47,923,149
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Current portion of long-term debt	$ 1,275,200	$ 1,275,200
Accounts payable and accrued expenses	7,090,754	8,147,723
Deferred revenues—current portion	10,669,231	—
Total current liabilities	19,035,185	9,422,923
Long-term debt	29,525,377	36,743,233
Deferred revenues—long term portion	25,810,769	—
Other liabilities—warrants	—	2,748,240
Minority interest	182,000	272,160
Commitments and Contingencies		
Stockholders' deficit:		
Preferred stock, $.01 par value; authorized 10,000,000 shares; no shares issued and outstanding at June 30, 2006 and June 30, 2005	—	—
Common stock, $.01 par value; authorized 110,000,000 shares; issued and outstanding, 57,538,031 and 54,073,059 shares at June 30, 2006 and June 30, 2005, respectively	575,380	540,730
Capital contributed in excess of par	184,651,409	173,417,147
Treasury stock, at cost, 34,725 shares	(458,370)	(458,370)
Accumulated deficit	(203,780,087)	(175,015,679)
Accumulated other comprehensive income	336,180	252,765
Total stockholders' deficit	(18,675,488)	(1,263,407)
	$ 55,877,843	$ 47,923,149

See accompanying notes to consolidated financial statements.

IMMUNOMEDICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years ended June 30,		
	2006	**2005**	**2004**
Revenues:			
Product sales	**$ 2,253,748**	$ 3,349,483	$ 3,607,413
License fee and other revenues	**1,830,460**	329,674	512,256
Research and development	**268,570**	134,285	186,171
Total revenues	**4,352,778**	3,813,442	4,305,840
Costs and Expenses:			
Costs of goods sold	**473,733**	606,901	713,332
Research and development	**22,780,529**	27,028,272	21,934,287
Sales and marketing	**758,324**	973,755	1,331,235
General and administrative	**4,890,516**	3,905,331	3,320,220
Total costs and expenses	**28,903,102**	32,514,259	27,299,074
Operating loss	**(24,550,324)**	(28,700,817)	(22,993,234)
Litigation settlement	**—**	1,111,750	—
(Loss) Gain on change in fair value of warrants	**(269,988)**	938,760	—
Interest and other income	**667,427**	436,759	509,608
Interest expense	**(5,175,312)**	(1,035,498)	(224,743)
Minority interest	**90,160**	109,961	88,923
Foreign currency transaction (loss) gain	**(16,786)**	(3,969)	30,055
Loss before income tax benefit	**(29,254,823)**	(27,143,054)	(22,589,391)
Income tax benefit	**490,415**	385,120	234,136
Net loss	**$(28,764,408)**	$(26,757,934)	$(22,355,255)
Per Share Data (basic and diluted):			
Net loss	**$ (0.52)**	$ (0.50)	$ (0.45)
Weighted average number of common shares outstanding	**55,263,365**	53,683,834	49,886,484
Comprehensive loss:			
Net loss	**$(28,764,408)**	$(26,757,934)	$(22,355,255)
Other comprehensive (loss) income, net of tax:			
Foreign currency translation adjustments	**52,938**	(39,976)	85,737
Unrealized gain (loss) on securities available for sale	**30,477**	(14,722)	(269,872)
Other comprehensive income (loss)	**83,415**	(54,698)	(184,135)
Comprehensive loss	**$(28,680,993)**	$(26,812,632)	$(22,539,390)

See accompanying notes to consolidated financial statements.

IMMUNOMEDICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' (DEFICIT) EQUITY

	Preferred Stock		Common Stock		Capital Contributed in Excess of Par	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total
	Shares	Amount	Shares	Amount					
Balance, at June 30, 2003	—	—	49,878,193	$498,782	$159,037,244	$(458,370)	$(125,902,490)	$ 491,598	$ 33,666,764
Exercise of options to purchase common stock	—	—	15,500	155	49,045	—	—	—	49,200
Issuance of warrants to purchase common stock	—	—	—	—	310,000	—	—	—	310,000
Compensation expense associated with issuance of stock options to employees	—	—	—	—	97,570	—	—	—	97,570
Other comprehensive loss	—	—	—	—	—	—	—	(184,135)	(184,135)
Net loss	—	—	—	—	—	—	(22,355,255)	—	(22,355,255)
Balance, at June 30, 2004	—	—	49,893,693	$498,937	$159,493,859	$(458,370)	$(148,257,745)	$ 307,463	$ 11,584,144
Exercise of options to purchase common stock	—	—	1,250	12	4,050	—	—	—	4,062
Issuance of common stock pursuant of private placement, net	—	—	4,178,116	41,781	13,919,238	—	—	—	13,961,019
Other comprehensive loss	—	—	—	—	—	—	—	(54,698)	(54,698)
Net loss	—	—	—	—	—	—	(26,757,934)	—	(26,757,934)
Balance, at June 30, 2005	—	—	54,073,059	$540,730	$173,417,147	$(458,370)	$(175,015,679)	$ 252,765	$ (1,263,407)
Exercise of options to purchase common stock	**—**	**—**	**54,250**	**543**	**95,145**	**—**	**—**	**—**	**95,688**
Stock compensation	**—**	**—**	**—**	**—**	**31,846**	**—**	**—**	**—**	**31,846**
Warrants reclassified to equity	**—**	**—**	**—**	**—**	**3,018,228**	**—**	**—**	**—**	**3,018,228**
Conversion of 5% notes to common stock	**—**	**—**	**2,808,543**	**28,085**	**6,415,167**	**—**	**—**	**—**	**6,443,252**
Payment of interest expense in common stock	**—**	**—**	**602,179**	**6,022**	**1,673,876**	**—**	**—**	**—**	**1,679,898**
Other comprehensive income	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**83,415**	**83,415**
Net loss	**—**	**—**	**—**	**—**	**—**	**—**	**(28,764,408)**	**—**	**(28,764,408)**
Balance, at June 30, 2006	**—**	**—**	**57,538,031**	**575,380**	**184,651,409**	**(458,370)**	**(203,780,087)**	**336,180**	**(18,675,488)**

See accompanying notes to consolidated financial statements.

IMMUNOMEDICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended June 30,		
	2006	2005	2004
Cash flows from operating activities:			
Net loss	$(28,764,408)	$(26,757,934)	$(22,355,255)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation	1,779,222	1,863,052	1,947,683
Receipt of proceeds from UCB Agreement	38,000,000	—	—
Amortization of deferred revenue	(1,520,000)	—	—
Minority interest.	(90,160)	(109,961)	(88,923)
Provision (credit) for allowance for doubtful accounts	(30,160)	(105,972)	—
Inventory reserve	5,500	27,614	139,000
Amortization of premiums of marketable securities	106,205	148,044	216,871
Amortization of debt issuance costs and debt discount	2,457,111	334,097	—
Loss (gain) on change in fair value of warrants	269,988	(938,760)	—
Non-cash expense relating to issuance of warrants	—	—	310,000
Non-cash expense relating to issuance of stock options	31,846	—	—
Employee stock based compensation	—	—	97,570
Payment of interest expense with common stock	1,679,898	—	—
Other	52,938	(39,976)	85,737
Changes in operating assets and liabilities:			
Accounts receivable	(58,994)	485,161	141,487
Inventories	(52,927)	(181,084)	360,347
Other current assets	182,941	(36,756)	76,451
Other long-term assets	(25,963)	(5,962)	(35,086)
Accounts payable and accrued expenses	(1,878,235)	3,126,210	405,767
Net cash used in operating activities	12,144,802	(22,182,227)	(18,698,351)
Cash flows from investing activities:			
Purchase of marketable securities	(1,650,000)	(7,356,984)	(849,977)
Proceeds from maturities of marketable and restricted securities	5,448,160	9,267,802	7,487,356
Additions to property and equipment	(123,167)	(482,521)	(1,181,358)
Net cash from investing activities	3,674,993	1,428,297	5,456,021
Cash flows from financing activities:			
Issuance of 5.0% senior convertible notes-net of fees and exchange of 3.25% notes	—	30,168,235	—
Release of restricted funds from escrow	14,300,000	(14,300,000)	—
Proceed from issuane of common stock, net of transaction costs	—	13,961,019	—
Issuance of 3.25% senior convertible notes	—	—	10,000,000
Payments of debt	(1,275,200)	(6,275,200)	(1,275,200)
Exercise of stock options	95,688	4,062	49,200
Net cash provided by financing activities	13,120,488	23,558,116	8,774,000
Increase (decrease) in cash and cash equivalents	28,940,283	2,804,186	(4,468,330)
Cash and cash equivalents at beginning of period	11,937,483	9,133,297	13,601,627
Cash and cash equivalents at end of period	$ 40,877,766	$ 11,937,483	$ 9,133,297
Supplemental disclosure of noncash financing activities:			
Cash paid for interest	$ 1,080,482	$ 529,111	$ 76,766
Cash paid for income taxes	$ 1,480	$ 330,893	$ 4,232

See accompanying notes to consolidated financial statements.

IMMUNOMEDICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business Overview

Immunomedics, Inc., a Delaware corporation ("Immunomedics" or the "Company") is a biopharmaceutical company focused on the development of monoclonal antibody-based products for the targeted treatment of cancer, autoimmune and other serious diseases. Immunomedics currently markets and sells LeukoScan® throughout Europe, Canada and in certain other markets outside the U.S.

Immunomedics is subject to significant risks and uncertainties, including, without limitation, our inability to further identify, develop and achieve commercial success for new products and technologies; the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully finance and secure regulatory approval of and market our drug candidates; our dependence upon pharmaceutical and biotechnology collaborations; the levels and timing of payments under our collaborative agreements; uncertainties about our ability to obtain new corporate collaborations and acquire new technologies on satisfactory terms, if at all; the development of competing products; our ability to protect our proprietary technologies; patent-infringement claims; and risks of new, changing and competitive technologies and regulations in the United States and internationally.

On May 9, 2006 the Company entered into a Development, Collaboration and License Agreement (the "UCB Agreement") with UCB, S.A., ("UCB") providing UCB an exclusive worldwide license to develop, manufacture, market and sell epratuzumab, the Company's humanized CD22 antibody ("Epratuzumab"), for the treatment of all autoimmune disease indications. Under the terms of the UCB Agreement, the Company retains the rights to develop Epratuzumab in the field of oncology, and UCB has an option to acquire development and commercialization rights to Epratuzumab with respect to cancer indications at any time prior to the first commercial sales thereof. If UCB exercises its buy-in right with respect to Epratuzumab in the field of oncology, UCB will reimburse the Company for the development cost actually incurred, plus a buy-in fee. This buy-in fee is based on whether the UCB election is made after the Phase II clinical trials, the Phase III clinical trials or after regulatory approval is received but before commercial sale has begun.

Under the terms of the UCB Agreement, the Company received from UCB initial cash payments totaling $38 million (which includes a $25 million upfront payment, plus a $13 million reimbursement for development costs of Epratuzumab related to our clinical development of Epratuzumab in patients with certain autoimmune conditions prior to the date of the UCB Agreement). In addition, the Company is entitled to receive regulatory milestone payments, which could aggregate to a maximum of up to $145 million in cash payments and $20 million in equity investments. These milestone payments are dependent upon specific achievements in the regulatory approval process under the Agreement. The Company will also receive product royalties based upon a percentage of aggregate annual net sales under the Agreement during the product royalty term, which percentage is subject to reduction under certain circumstances. In addition, the Company will be entitled to receive sales bonuses of up to $135 million upon annual net sales reaching certain target levels. There can be no assurance that these regulatory or sales achievements will be met and therefore there can be no assurance that the Company will receive such future payments.

The Company expects to utilize its cash equivalents and short-term investments to fund its operations at least for the 2007 fiscal year. Cash requirements are expected to be at a level lower than in the 2006 fiscal year due to decreased spending for clinical trials, as UCB is assuming the expenses for conducting the Phase III clinical trials. However, the Company does not believe it will have adequate cash to complete its research and development programs. As a result, Immunomedics will require additional financial resources after it utilizes its current liquid assets in order to continue its research and development programs, clinical trials of product candidates and regulatory filing. Immunomedics has never achieved profitable operations, and there is no assurance that profitable operations, even if achieved, could be sustained on any continuing basis. The Company's future operations are dependent on, among other things, the success of its commercialization efforts and market acceptance of any future therapeutic products. Since its inception in 1982, Immunomedics' principal source of funds has been the private and public sale of debt and equity securities and, to a lesser extent, revenues from licensing. There can be no assurance that Immunomedics will be able to raise the additional capital it will need on commercially acceptable terms if at all. If it is unable to raise capital on acceptable terms, its ability to continue its business would be materially and adversely affected.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Presentation

The consolidated financial statements include the accounts of Immunomedics and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Minority interest is recorded for a majority-owned subsidiary (see Note 9).

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Foreign Currencies

For subsidiaries outside of the United States that operate in a local currency environment, income and expense items are translated to United States dollars at the monthly average rates of exchange prevailing during the year, assets and liabilities are translated at year-end exchange rates and equity accounts are translated at historical exchange rates. Translation adjustments are accumulated in a separate component of stockholders' equity in the Consolidated Balance Sheets and are included in the determination of comprehensive income in the Consolidated Statements of Stockholders' (Deficit) Equity. Transaction gains and losses are included in the determination of net income in the Consolidated Statements of Operations.

Cash Equivalents and Marketable Securities

Immunomedics considers all highly liquid investments with original maturities of three months or less, at the time of purchase, to be cash equivalents.

Immunomedics' unrestricted investments in cash equivalents and marketable securities are available for sale to fund operations. The portfolio at June 30, 2006 primarily consists of corporate debt securities and municipal bonds.

Concentration of Credit Risk

Cash, cash equivalents and marketable securities are financial instruments that potentially subject the Company to concentration of credit risk. Immunomedics invests its cash in debt instruments of financial institutions and corporations with strong credit ratings. Immunomedics has established guidelines relative to diversification and maturities that are designed to help ensure safety and liquidity. These guidelines are periodically reviewed to take advantage of trends in yields and interest rates. Immunomedics has historically held the investments to maturity. However, the Company has the ability to sell these investments before maturity and has therefore classified the investments as available for sale. Immunomedics has never experienced any significant losses on its investments.

Inventory

Inventory, which consists of the finished product LeukoScan, is stated at the lower of average cost (which approximates first-in, first-out) or market, and includes materials, labor and manufacturing overhead. An inventory reserve is recorded for finished product that is not deemed to be saleable.

Property and Equipment

Property and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives (5-10 years) of the respective assets. Leasehold improvements are capitalized and amortized over the lesser of the initial life of the lease or the estimated useful life of the asset. Immunomedics reviews long-lived assets for impairment whenever events or changes in business circumstances occur that indicate that the carrying amount of the assets may not be recoverable. Immunomedics assesses the recoverability of long-lived assets held and to be used based on undiscounted cash flows, and measures the impairment, if any, using discounted cash flows.

Revenue Recognition

The Company accounts for revenue arrangements that include multiple deliverables in accordance with Emerging Issues Task Force No. 00-21, *Accounting for Revenue Arrangements with Multiple Arrangements* (EITF 00-21). EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying the guidance, revenue arrangements with multiple deliverables can only be considered as separate units of accounting if: a) the delivered item has value to the customer on a standalone basis, b) there is objective and reliable evidence of the fair value of the undelivered items and c) if the right of return exists, delivery of the undelivered items is considered probable and substantially in the control of the vendor. If these criteria are not met, the revenue elements must be considered a single unit of accounting for purposes of revenue recognition.

The Company has concluded that the UCB Agreement should be accounted for as a single unit of accounting and is amortizing the $38 million payment received over the expected obligation period which is currently estimated to end in November 2009.

Milestone payments are recognized as revenue upon the achievement of mutually agreed milestones, provided that (i) the milestone event is substantive and its achievement is not reasonably assured at the inception of the agreement, and (ii) there are no continuing performance obligations associated with the milestone payment. To date the Company has not recorded any revenue for milestone payments.

Payments received under contracts to fund certain research activities are recognized as revenue in the period in which the research activities are performed. Payments received in advance that are related to future performance are deferred and recognized as revenue when the research projects are performed. Upfront nonrefundable fees associated with license and development agreements where the Company has continuing involvement in the agreement are recorded as deferred revenue and recognized over the estimated service period. If the estimated service period is subsequently modified, the period over which the upfront fee is recognized is modified accordingly on a prospective basis.

Revenue is recognized for royalties based on license sales of our product (CEA-Scan®) in Japan and in Europe. Royalties are recognized as earned in accordance with the contractual terms when royalty from licenses can be reliably measured and collectability is reasonably assured.

Revenue from the sale of diagnostic products is recorded when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable and collectability is reasonably assured. Allowances, if any, are established for uncollectible amounts, estimated product returns and discounts.

Research and Development Costs

Research and development costs are expensed as incurred.

Make-Whole Interest Derivative Liability

The holders of the 5% Notes who convert their 5% Notes will also receive on the date of conversion a payment equal to the amount of accrued and unpaid interest, less interest actually previously paid or provided for, up to and including the maturity date of the 5% Notes, known as the "make-whole" interest payment. The make-whole interest payment is considered a bifurcated derivative since the embedded call option can accelerate the settlement of the interest component of the debt cost at the holder's option. Changes in the fair value of the make-whole interest payment are recorded in current period operations as a component of interest expense. The fair value of this instrument is recorded in the consolidated balance sheet as a derivative interest liability and is classified in accounts payable and accrued expenses. The initial value of the derivative interest liability associated with the make-whole interest provision of $751,000 is recorded as additional debt discount and is being amortized to interest expense over the remaining life of the 5% Notes.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities relate to the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements and tax returns. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Income taxes were provided for profitable foreign jurisdictions at the applicable effective tax rate during the 2005 and 2004 fiscal years of $205,000 and $206,000, respectively. No income taxes were provided for in the current fiscal year in those jurisdictions due to operating losses.

Benefits received resulting from the sale of the Company's State of New Jersey net operating losses ("NOL") are recognized as a tax benefit when the NOL is approved for sale by the State of New Jersey. During the 2006, 2005 and 2004 fiscal years, the Company sold and received benefits of approximately $514,000, $591,000 and $440,000, respectively, as a result of the State of New Jersey NOL.

Net Loss Per Share Allocable to Common Stockholders

Net loss per basic and diluted common share allocable to common stockholders is based on the net loss for the relevant period, divided by the weighted-average number of common shares outstanding during the period. For the purposes of the diluted net loss per common share calculations, the exercise or conversion of all potential common shares is not included because their effect would have been anti-dilutive, due to the net loss recorded for the years ended June 30, 2006, 2005 and 2004. The common stock equivalents excluded from the diluted per share calculation are 20,347,611 for the fiscal year ended June 30, 2006, 8,614,794 for the fiscal year ended June 30, 2005 and 5,095,250 for the fiscal year ended June 30, 2004.

Comprehensive Loss

Comprehensive loss consists of net loss, net unrealized gains (losses) on securities available for sale and certain foreign exchange translation changes and is presented in the consolidated statements of operations and comprehensive loss.

Stock-Based Compensation

Prior to July 1, 2005, the Company's stock option plan was accounted for under the recognition and measurement provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees* and related Interpretations, as permitted by FASB Statement No. 123, *Accounting for Stock-Based Compensation*. No stock-based employee compensation cost was recognized in the Statement of Operations for the years ended June 30, 2005 or 2004, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective July 1, 2005, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), *Share-Based Payment*, using the modified-prospective-transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to July 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). As of June 30, 2005, all outstanding stock options were fully vested. Results for prior periods have not been restated.

As a result of adopting Statement 123(R) on July 1, 2005, the Company's net loss for the year ended June 30, 2006 was approximately $32,000 higher than if the Company had continued to account for share-based compensation under Opinion No. 25.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of Statement 123 to options granted under the Company's stock option plan in 2005. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes-Merton option-pricing formula and amortized to expense over the options' vesting periods.

	Years Ended June 30,	
	2005	2004
Net (loss), as reported	$(26,757,934)	$(22,355,255)
Add: Stock-based employee compensation expense	—	97,570
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(13,960,538)	(8,251,069)
Pro forma net (loss)	$(40,718,472)	$(30,508,754)
Earnings per share:		
as reported	$ (0.50)	$ (0.45)
pro forma	$ (0.76)	$ (0.61)

Share Option Plan

The Company's Employee Share Option Plan (the "Plan") permits the grant of share options and shares to its employees for up to 8 million shares of common stock. A summary of these plans is provided in Note 7 in our audited financial statements. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain options provide for accelerated vesting if there is a change in control (as defined in the Plan).

During the second half of the 2005 fiscal year the Company's Board of Directors approved the acceleration of vesting of all outstanding stock options (the "Acceleration"). The exercise price of all stock options was above market value at the time of the Acceleration. In accordance with SFAS 123, the Company expensed the remaining unrecognized compensation cost associated with the options with accelerated vesting in the pro forma disclosure in its June 30, 2005 financial statements. These actions were taken in order to avoid expense recognition in future financial statements upon adoption of FAS 123(R). The total additional compensation cost of $8,100,000 was recorded in the pro forma table above.

The fair value of each option granted during the years ended June 30, 2006, 2005 and 2004 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions in the following table:

	Year ended June 30,		
	2006	2005	2004
Expected dividend yield	0%	0%	0%
Expected option term (years)	6.25	7.0	7.5
Expected stock price volatility	94%	117%	117%
Risk-free interest rate	4.06% -5.05%	3.94% -4.50%	4.51% -4.56%

The weighted average fair value at the date of grant for options granted during the years ended June 30, 2006, 2005 and 2004 were $2.02 and $2.21 and $5.04 per share, respectively. The Company uses historical data to estimate employee forfeitures for employees (10%), executive officers and outside directors (5%) within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected stock price volatility was calculated on ten-year daily stock trading history. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The Company has 685,500 non-vested options outstanding. As of June 30, 2006, there was $1,018,065 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is being recognized over a weighted-average period of four years.

Financial Instruments

The carrying amounts of cash and cash equivalents, other current assets and current liabilities, long term debt and restricted securities approximate fair value due to the short-term maturity of these instruments. The fair value, which equals carrying value, of marketable securities available for sale is based on quoted market prices.

Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109* ("FIN 48"). This authoritative interpretation clarifies and standardizes the manner by which companies will be required to account for uncertain tax positions. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006. Immunomedics will be required to adopt FIN 48 no later than the quarter beginning July 1, 2007. Immunomedics is currently in the process of evaluating the Interpretation and has not yet determined the impact, if any, FIN 48 will have on its consolidated financial results.

3. Marketable Securities and Restricted Securities

Immunomedics utilizes SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, to account for investments in marketable securities. Under this accounting standard, securities for which there is not the positive intent and ability to hold to maturity are classified as available-for-sale and are carried at fair value. Unrealized holding gains and losses, which are deemed to be temporary, on securities classified as available-for-sale are carried as a separate component of accumulated other comprehensive income (loss). Immunomedics considers all of its current investments to be available-for-sale. Marketable securities and restricted securities at June 30, 2006 and 2005 consist of the following (in thousands):

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
June 30, 2006				
Agency/NJ Municipal Bonds	$ 3,016	$—	$(17)	$ 2,999
Corporate Debt Securities	500	—	—	500
	$ 3,516	$—	$(17)	$ 3,499
June 30, 2005				
Money Market Funds	$14,300	$—	$—	$14,300
Agency/NJ Municipal Bonds	6,307	—	(54)	6,253
Corporate Debt Securities	1,113	8	(1)	1,120
	$21,720	$ 8	$(55)	$21,673

Restricted securities at 2006 and 2005 of $2,550,000 and $18,125,000, respectively, are included in the tables above.

Maturities of debt securities classified as available-for-sale at June 30, 2006 were all due within one year, with an amortized cost of $3,516,000 and an estimated fair value of $3,499,000.

Unrealized losses in the portfolio relate to various debt securities including U.S. treasury obligations and corporate bonds. For these securities, the unrealized losses were primarily due to increases in interest rates. The gross unrealized losses in the portfolio of investments represent less than one percent of the total fair value of the portfolio. The Company has concluded that unrealized losses in its investment securities are not other-than-temporary and the Company has the ability to hold securities to the expected recovery date.

4. Inventory

Inventory consisted of the following at June 30 (in thousands):

	2006	2005
Work in process	$—	$ 477
Finished goods	607	167
Reserve for obsolescence	(66)	(150)
	$541	$ 494

5. Property and Equipment

Property and equipment consisted of the following at June 30 (in thousands):

	2006	2005
Machinery and equipment	$ 5,751	$ 5,683
Leasehold improvements	17,418	17,398
Furniture and fixtures	800	786
Computer equipment	1,364	1,343
	25,333	25,210
Accumulated depreciation and amortization	(16,837)	(15,058)
	$ 8,496	$ 10,152
Depreciation expense	$ 1,779	$ 1,863

6. Other Current Balance Sheet Detail

Other current assets consisted of the following at June 30 (in thousands):

	2006	2005
Prepaid insurance	$204	$335
Accrued interest receivable	169	103
Prepaid rent	58	63
Prepaid medical/dental insurance	—	65
Miscellaneous other current assets	172	220
	$603	$786

Other long-term assets consisted of the following at June 30 (in thousands):

	2006	2005
5% Senior convertible notes debt issuance costs—net	$1,232	$2,368
Insurance—cash surrender value	97	69
Other deposits	33	35
	$1,362	$2,472

Accounts payable and accrued expenses consisted of the following at June 30 (in thousands):

	2006	2005
Trade accounts payable	$1,517	$3,732
Clinical trial accruals	1,459	1,140
Various legal counsel	1,564	1,585
Deferred rent expense	549	432
Accrued interest expense	253	314
Make-whole interest derivative liability	821	—
Foreign income taxes payable	320	291
Miscellaneous other current liabilities	608	654
	$7,091	$8,148

7. Stockholders' Equity

The Certificate of Incorporation of the Company authorizes 10,000,000 shares of preferred stock, $.01 par value per share. The preferred stock may be issued from time to time in one or more series, with such distinctive serial designations, rights and preferences as shall be determined by the Board of Directors.

During the year ended June 30, 2006, holders of 5% Notes converted an aggregate of $7,370,000 of the 5% Notes principal into shares of common stock, including the related make-whole interest payments, net of mark to market adjustment. These transactions resulted in the issuance of an aggregate of 3,410,722 shares of the Company's common stock. The November 1, 2005 interest expense payment to the Notes' holders was made in cash.

On August 19, 2005 at a Special Meeting of Stockholders a majority of holders of common stock of the Company approved an amendment to the Company's Certificate of Incorporation to increase the number of shares of common stock authorized from 70 million shares to 110 million shares. In addition, the shareholders voted to authorize shares of common stock for conversion if required, into common stock for the 5% Notes and the Warrants, (see Note 12). The 5% Notes and Warrants were therefore no longer restricted as to conversion into shares of the Company's common stock. The liability for the Warrants was increased by approximately $270,000 on August 19, 2005 to reflect the increase in the Company's common stock valuation. This increase in the liability for the Warrants is reflected in the statement of operations and the Warrant liability of $3,018,000, was subsequently classified as permanent equity during the year ended June 30, 2006.

The Company made a semi-annual interest payment of approximately $765,000 to the 5% Note holders on May 1, 2006. This interest payment may be made in (1) cash, (2) shares of common stock or (3) a combination thereof at the discretion of the Company. The Company decided to retire the accrued interest liability of $765,000 due May 1,2006 with payment of shares of common stock, resulting in an increase of common stock and additional paid in capital of $2,680 and $762,295, respectively. This transaction resulted in the issuance of 267,924 shares of common stock.

On August 2004, the Company sold 4,178,116 shares of its common stock, resulting in net proceeds to the Company of approximately $14.0 million. The shares were sold to institutional investors at a price of $3.61 per share. The shares of common stock were sold pursuant to an effective shelf registration statement filed with the Securities and Exchange Commission.

As part of an April 2004 agreement between Amgen, Inc. ("Amgen") and the Company (see Note 10), the Company issued to Amgen a five-year warrant to purchase 100,000 shares of our common stock at a price equal to $16.00 per share, with an estimated value of $310,000. This was expensed in the fourth quarter of fiscal year 2004.

In February 2002, the Company's Board of Directors declared a dividend of one new right per share pursuant to the 2002 Stockholder Rights Plan (the "2002 Rights Plan") adopted by the Board of Directors. The 2002 Rights Plan involved the distribution of one "Right" as a dividend on each outstanding share of the Company's common stock to each holder of record on March 15, 2002. The 2002 Rights Plan provides that if a third party acquires more than 15% of the Company's common stock without prior approval of the Board of Directors, all of the stockholders of the Company (other than the acquiring party) will be entitled to buy either shares of a special series of our Preferred Shares, or shares of the Company's common stock with a market value equal to double the Exercise Price for each Right they hold. Under these circumstances, the Board of Directors may instead allow each such Right (other than those held by the acquiring party) to be exchanged for one share of the Company's common stock. The exercise or exchange of these Rights would have a substantial dilutive effect on the acquiring party. The Company's Board of Directors retains the right at all times to discontinue the

2002 Rights Plan through redemption of all rights or amend the 2002 Rights Plan in any respect. The Rights will expire on March 1, 2012 (unless extended or unless the Rights are earlier redeemed by the Companyas described in the 2002 Rights Plan. No shareholder has exercised this right as of June 30, 2006.

On December 5, 2001, at the Company's 2001 Annual Meeting of Stockholders, adoption of the 2002 Stock Option Plan (the "2002 Plan") was ratified. Under the 2002 Plan, 8,000,000 shares were reserved for possible future issuance upon exercise of stock options. Stock options are granted to employees and members of the Board of Directors, as determined by the Compensation Committee of the Board of Directors, at fair market value, become exercisable at 25% per year on each of the first through fourth anniversaries of the date of grant, and terminate if not exercised within ten years. At June 30, 2006, 1,482,425 stock options were still available for future grant and shares of common stock were reserved for possible future issuance upon exercise of stock options both currently outstanding and which may be issued in the future.

Pursuant to the terms of the 2002 Plan, each of the Company's outside Directors who had been a Director prior to July 1st of each year is granted, on the first business day of July of each year, an option to purchase shares of the Company's common stock at fair market value on the grant date, the amount of which is determined at the discretion of the Company's Board of Directors. On July 1, 2005, 2004 and 2003 stock options to purchase 70,000, 50,000 and 40,000 shares of common stock respectively, were granted to these Directors. When an outside Director is elected to the Board of Directors, they are awarded options for 10,000 shares of the Company's common stock.

Information concerning options for the years ended June 30, 2006, 2005 and 2004 is summarized as follows:

	Number of Shares			Weighted Average Price		
	2006	2005	2004	2006	2005	2005
Options outstanding, beginning of year	5,486,650	4,837,750	4,161,750	$8.62	$9.25	$9.92
Options granted	686,500	926,150	795,000	$2.55	$2.39	$5.48
Options exercised	(54,250)	(1,250)	(15,500)	$1.76	$3.25	$3.17
Options cancelled	(864,700)	(276,000)	(103,500)	$6.30	$5.76	$7.90
Options outstanding, end of year	5,254,200	5,486,650	4,837,750	$7.92	$8.27	$9.25

The aggregate intrinsic value of the outstanding and exercisable stock options as of June 30, 2006 is $714,000 and $647,000, respectively. The aggregate intrinsic value is the sum of the amounts by which the quoted market price of the Company's common stock exceeded the exercise price of the options at June 30, 2006, for those options for which the quoted market price was in excess of the exercise price. The total intrinsic value of options exercised during the 2006, 2005 and 2004 fiscal years was $30,000, $2,000 and $20,000, respectively.

The following table summarizes information concerning options outstanding under the Plans at June 30, 2006:

Range of exercise price	Number outstanding at June 30, 2006	Weighted average exercise price	Weighted average remaining term (yrs.)	Number exercisable at June 30, 2006	Weighted average exercise price
$ 1.44- 3.00	1,453,700	$ 2.14	8.3	768,200	$ 1.77
3.01- 5.00	1,011,000	4.34	4.9	1,011,000	4.34
5.01- 8.00	1,410,000	6.51	7.1	1,410,000	6.51
8.01-18.00	738,500	15.91	4.2	738,500	15.91
$ 18.01-24.56	641,000	20.57	5.0	641,000	20.57
	5,254,200	$ 7.92	6.35	4,568,700	$ 8.72

On May 18, 2000, the Board of Directors approved granting an aggregate of 325,000 stock options to Dr. David M. Goldenberg and Cynthia L. Sullivan that were subject to stockholder approval. Such approval was obtained from the stockholders during December 2000. The stock options were granted with an exercise price of $17.75, representing the stock price on the day of the Board of Directors' approval. The difference in the stock price on that date as compared to the stock price of $19.06 on the date on which the stockholders' approval was obtained resulted in compensation cost of $425,750 that was being expensed by the Company over the vesting period of four years. During fiscal year 2004 the Company recorded compensation expense of $97,570 as a component of general and administrative expense.

8. Income Taxes

The benefit for income taxes is as follows:

	Year Ended June 30,		
	2006	2005	2004
Federal:			
Current	$ —	$ —	$ —
Deferred	—	—	—
Total Federal	—	—	—
State:			
Current	(490)	(590)	(440)
Deferred	—	—	—
Total State	(490)	(590)	(440)
Foreign:			
Current	—	205	206
Deferred	—	—	—
Total Foreign	—	205	206
Total (benefit)	$(490)	$(385)	$(234)

A reconciliation of the statutory tax rates and the effective tax rates for each of the years ended June 30 is as follows:

	2006	2005	2004
Statutory rate	(34.0)%	(34.0)%	(34.0)%
State income taxes (net of Federal tax benefit)	(7.2)%	(6.3)%	(5.9)%
Foreign income tax	(0.1)%	0.1%	0.0%
Change in valuation allowance	41.4%	40.2%	34.2%
Other	(1.8)%	(1.4)%	4.7%
	(1.7)%	(1.4)%	(1.0)%

Immunomedics utilizes SFAS No. 109, *Accounting for Income Taxes*, to account for income taxes. For fiscal years 2006, 2005 and 2004, the Company recorded a state tax benefit of $514,000, $590,000 and $440,000, respectively, as a result of its sale of approximately $6,385,000, $7,335,000 and $5,313,000 of New Jersey state net operating losses, respectively.

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets as of June 30, 2006 and 2005 are presented below (in thousands):

	2006	2005
Deferred tax assets:		
Net operating loss carry forwards	$ 72,157	$ 67,010
Research and development credits	7,633	7,068
Property and equipment	2,833	2,472
Deferred revenue	4,985	—
Other	1,793	757
Total	89,401	77,307
Valuation allowance	(89,401)	(77,307)
Net deferred taxes	$ —	$ —

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The valuation allowances for fiscal years 2006 and 2005 have been applied to offset the deferred tax assets in recognition of the uncertainty that such tax benefits will be realized as the Company continues to incur losses. The differences between book income and tax income primarily relates to the recognition of income resulting from the UCB Agreement and depreciation.

At June 30, 2006, the Company has available net operating loss carry forwards for federal income tax reporting purposes of approximately $192,000,000 and for state income tax reporting purposes of approximately $114,000,000, which expire at various dates between fiscal 2007 and 2026. Pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, the annual utilization of a company's net operating loss and research credit carry forwards may be limited if the Company experiences a change in ownership of more than 50 percentage points within a three-year period. As a result of certain financing arrangements, the Company may have experienced such ownership changes. Accordingly, the Company's net operating loss carry forwards available to offset future federal taxable income arising before such ownership changes may be limited. Similarly, the Company may be restricted in using its research credit carry forwards arising before such ownership changes to offset future federal income tax expense. Of the deferred tax asset valuation allowance related to the net operating loss carry forwards, approximately $24,000,000 relates to a tax deduction for non-qualified stock options. Immunomedics will increase capital contributed in excess of par when these benefits are deemed to be more likely than not to be realized for tax purposes. The net operating loss carry forwards for Federal income tax reporting purposes referred to above excludes certain losses from the Company's operations in The Netherlands and Germany, which may also be limited.

9. Related Party Transactions

Certain of the Company's affiliates, including members of its senior management and Board of Directors, as well as their respective family members and other affiliates, have relationships and agreements among themselves as well as with the Company and its affiliates, that create the potential for both real, as well as perceived, conflicts of interest. These include Dr. David M. Goldenberg, the Company's Chairman and Chief Strategic Officer, Ms. Cynthia L. Sullivan, the President and Chief Executive Officer, who is the wife of Dr. David M. Goldenberg, and certain companies with which the Company does business, including the Center for Molecular Medicine and Immunology and IBC Pharmaceuticals, Inc.

Dr. David M. Goldenberg

Dr. David M. Goldenberg was an original founder of Immunomedics over 20 years ago and continues to play a critical role in its business. He currently serves as Chairman of the Board of Directors and Chief Strategic Officer, and is married to our President and Chief Executive Officer, Cynthia L. Sullivan. Dr. Goldenberg is a party to a number of agreements with us involving not only his services, but intellectual property owned by him. In addition Dr. Goldenberg performs services for The Center for Molecular Medicine and Immunology ("CMMI"), a not-for-profit specialized cancer research center.

License Agreement. Pursuant to a License Agreement between Immunomedics and Dr. Goldenberg, certain patent applications owned by Dr. Goldenberg were licensed to Immunomedics at the time of Immunomedics' formation in exchange for a royalty in the amount of 0.5% of the first $20,000,000 of annual net sales of all products covered by any of such patents and 0.25% of annual net sales of such products in excess of $20,000,000. Five of the licensed U.S. patents have since expired. In November 1993 the ownership rights of Immunomedics were extended as part of Dr. Goldenberg's employment agreement, with Immunomedics agreeing to diligently pursue all ideas, discoveries, developments and products, into the entire medical field, which, at any time during his past or continuing employment by Immunomedics (but not when performing services for CMMI – see below), Dr. Goldenberg has made or conceived or hereafter makes or conceives, or the making or conception of which he has materially contributed to or hereafter contributes to, all as defined in the Employment Agreement.

Employment Agreement. Pursuant to the terms of his employment agreement as currently in effect, Dr. Goldenberg is entitled to receive incentive compensation equal to one-half of one percent (0.5%) on the first $75.0 million of all Annual Net Revenue (as defined therein) of Immunomedics, and one-quarter of one percent (0.25%) on all such Annual Net Revenue in excess thereof. Annual Net Revenue is defined to include the proceeds of certain dispositions of assets or interests therein, including royalties, certain equivalents thereof and, to the extent approved by the Board of Directors, non-royalty license fees.

Dr. Goldenberg is also entitled to receive Revenue Incentive Compensation during the period of his actual employment with us, and for a period of three years thereafter, unless he unilaterally terminates his employment without cause or is terminated for cause. With respect to the period that Dr. Goldenberg is entitled to receive Revenue Incentive Compensation on any given products, it will be in lieu of any other percentage compensation based on sales or revenue due him with respect to such products under his employment agreement or the license agreement. With respect to any periods that Dr. Goldenberg is not receiving such Revenue Incentive Compensation, he is entitled to receive one-half of one percent (0.5%) on cumulative annual net sales of, royalties on, certain equivalents thereof, and, to the extent approved by the Board of Directors, other consideration received by Immunomedics for such products, up to a cumulative annual aggregate of $75,000,000, and one-quarter of one percent (0.25%) on any cumulative Annual Net Revenue in excess of $75,000,000. A $100,000 annual minimum payment must be paid in the aggregate against all Revenue Incentive Compensation and Royalty Payments and the License Agreement. No payments were made in addition to the annual minimum payments.

The terms of his employment agreement also provide that Dr. Goldenberg is entitled to receive a percent, not less than 20 percent (20%), as determined in good faith by the Board of Directors, of net consideration (including, without limitation, license fees) which Immunomedics receives in connection with any disposition by sale, license or otherwise, of any Undeveloped Assets (as defined therein) which are not budgeted as part of Immunomedics' strategic plan. Pursuant to this provision, Dr. Goldenberg received a 20% profit interest in the membership interests originally acquired by Immunomedics in connection with the formation of the IBC Pharmaceuticals joint venture with Beckman Coulter in March 1999. Dr. Goldenberg also is compensated by IBC Pharmaceuticals as discussed in greater detail in these notes to the financial statements.

Dr. Goldenberg is not entitled to any incentive compensation with respect to any products, technologies or businesses acquired from third parties for a total consideration in excess of $5,000,000, unless Immunomedics had made a material contribution to the invention or development of such products, technologies or businesses prior to the time of acquisition. Except as affected by a Change in Control (as defined therein) or otherwise approved by the Board of Directors, Dr. Goldenberg will also not be entitled to any Revenue Incentive Compensation or Royalty Payments other than the Annual Minimum Payment with respect to any time during the period of his employment (plus three years, unless employment is terminated by mutual agreement or by Dr. Goldenberg's death or permanent disability) that he is not the direct or beneficial owner of shares of Immunomedics' voting stock with an aggregate market value of at least twenty times his defined annual cash compensation.

Finally, it is a condition to his employment agreement that Dr. Goldenberg be permitted to continue his involvement with CMMI, as discussed in greater detail below.

On June 30, 2006 the existing agreement with Dr. Goldenberg expired. Under the terms of the expired agreement, Dr. Goldenberg's employment with Immunomedics was automatically extended for a one-year period to June 30, 2007 under the same terms and conditions. At the present time the Compensation Committee of the board is addressing his future compensation based on an independent third-party consultant's review of current market conditions.

Life Insurance. The Company has also agreed with Dr. Goldenberg to maintain in effect for his benefit a $2,000,000 whole life insurance policy. If Dr. Goldenberg retires from Immunomedics on or after his agreed retirement, or if his employment ends because of permanent disability, the Company must pay all then outstanding loans, if any, made under such policy, and assign such policy to Dr. Goldenberg in consideration of the services previously rendered by Dr. Goldenberg to us. There are no outstanding loans as of June 30, 2006. If the employment of Dr. Goldenberg ends for any other reason, except for cause, Dr. Goldenberg has the option to purchase such policy for a price mutually agreed upon by him and the Board of Directors, but not to exceed the cash value thereof less any outstanding policy loans, or he may purchase such policy at its full cash value, less any outstanding loans, with the purchase price to the paid out of the proceeds of the policy or any earlier payment or withdrawal of all or any portion of its net cash value. The Company also currently maintains $4,000,000 of key man life insurance on Dr. Goldenberg for the benefit of the Company.

Additionally, a trust created by Dr. Goldenberg has purchased a $10,000,000 whole life policy on his life. The policy provides funds, which may be used to assist Dr. Goldenberg's estate in settling estate tax obligations and thus potentially reducing the number of shares of the Common Stock the estate may be required to sell over a short period of time to raise funds to satisfy such tax obligations. During what is estimated to be a 15-year period, the Company is obligated to pay $143,000 per year towards premiums, compared to an equivalent $250,000 commitment under the previous policies, in addition to amounts required to be paid by Dr. Goldenberg. The Company has an interest in this policy up to the cumulative amount of premium payments made by it under the old and new policies, which, through June 30, 2006, amounted to $2,409,000. If Dr. Goldenberg's employment terminates, and the policy is not maintained, the Company would receive payment of only its invested cumulative premiums, up to the amount of cash surrender value in the policy.

Severance Agreement. In June 2002, the Board of Directors approved (with Dr. Goldenberg and Ms. Sullivan abstaining) a severance agreement for Dr. Goldenberg pursuant to which the Company is required, under certain circumstances upon his termination for any reason, including as a result of his disability or a change in control of the Company, to sell to Dr. Goldenberg's family partnership the $10.0 million life insurance policy the Company has purchased insuring his life. In addition, if Dr. Goldenberg is terminated upon his disability or a change in control of the Company within six years of the date of the severance agreement, the Company will reimburse him for the total purchase price of the life insurance policy. If he is terminated for any other reason, whether voluntarily or involuntarily, the Company will reimburse him for 50% of the purchase price, so long he has remained employed by the Company for three years after the agreement, plus an additional amount for each month of service in excess of three years.

Cynthia L. Sullivan

Employment Agreement. On June 14, 2006, the Company agreed to extend the existing employment agreement in effect with Cynthia L. Sullivan that sets forth the terms of her employment with the Company through December 31, 2006 at which time the Compensation Committee of the board will address her compensation based on an independent third-party consultant's review of current market conditions. During the term of her employment, the Company will pay Ms. Sullivan an annual base salary rate of $520,000 and an annual bonus as determined by the Compensation Committee of the Company's Board of Directors, which in no event shall be less than 20% of the base salary. Ms. Sullivan was awarded 150,000 stock options on June 14, 2006. Under her employment agreement, Ms. Sullivan may participate in all benefit plans and programs to the extent she is eligible including medical and life insurance.

Under the employment agreement, if Ms. Sullivan is terminated for Cause (as defined in the employment agreement), by reason of death, unavailability (as defined in the employment agreement), or by reason of voluntary resignation, then the Company shall pay Ms. Sullivan the base salary through such date of termination. If Ms. Sullivan is terminated for any other reason, then the Company shall continue for a period of four years Ms. Sullivan's medical and life insurance and shall pay Ms. Sullivan the sum of (i) the highest base salary paid to Ms. Sullivan during any of the prior three years, (ii) the highest bonus paid to Ms. Sullivan during the prior three years and (iii) the stock options that Ms. Sullivan would have otherwise received during the period commencing on the termination date and ending on the later of 24 months from the termination date (such sum, collectively with the extension of benefits is referred to hereinafter as the "Severance Payment").

In the event of a Change of Control (as defined in the employment agreement), all previous stock option grants made to Ms. Sullivan shall immediately vest. If, following the Change of Control, the Company does not agree to allow Ms. Sullivan to remain in her current capacity for a one year period before either consummating a new contract, or the election by Ms. Sullivan to be paid the Severance Payment, then her employment shall be terminated and the Company shall pay Ms. Sullivan the Severance Payment. The Board of Directors has extended the contract for the Chief Executive Officer to December 31, 2006. At the present time the Compensation Committee of the Board of Directors is addressing Ms. Sullivan's future compensation based on an independent third-party consultant's review of current market conditions.

Relationships with The Center for Molecular Medicine and Immunology

The Company's product development has involved, to varying degrees, The Center for Molecular Medicine and Immunology (CMMI), a not-for-profit specialized cancer research center, for the performance of certain basic research and patient evaluations, the results of which are made available to the Company pursuant to a collaborative research and license agreement. CMMI, which is funded primarily by grants from the National Cancer Institute (NCI), is located in Belleville, New Jersey. Dr. Goldenberg is the founder, current President and a member of the Board of Trustees of CMMI. Dr. Goldenberg's employment agreement permits him to devote more of his time working for CMMI than for the Company. Certain of the Company's consultants have employment relationships with CMMI, and Dr. Hans Hansen, the Company's emeritus executive officer, is an adjunct member of CMMI. Despite these relationships, the Company believes CMMI is independent of Immunomedics, and CMMI's management and fiscal operations are the responsibility of CMMI's Board of Trustees.

The Company has reimbursed CMMI for expenses incurred on behalf of the Company, including amounts incurred pursuant to research contracts, in the amount of approximately $62,000, $66,000 and $109,000 during the years ended June 30, 2006, 2005 and 2004, respectively. In fiscal years ended June 30, 2006 and 2005 the Company incurred $40,000 and $52,000, respectively, of legal expenses on behalf of CMMI for patent related matters. The Company has first rights to license these patents and may decide whether or not to support them. However, any inventions made independently of the Company at CMMI are the property of CMMI.

During the fiscal years 2006, 2005 and 2004, the Company's Board of Directors authorized and spent grants to CMMI of $2,000, $3,000 and $401,000, respectively, to support research and clinical work being performed at CMMI, such grants to be expended in a manner deemed appropriate by the Board of Trustees of CMMI.

IBC Pharmaceuticals

IBC Pharmaceuticals, Inc. ("IBC") is a majority owned subsidiary of Immunomedics, Inc. IBC reimbursed Immunomedics for $206,000 of its research activities in 2005, which were conducted on the joint venture's behalf.

As of June 30, 2006, the shares of IBC Pharmaceuticals, Inc. were held as follows:

Stockholder	Holdings	Percentage of Total
Immunomedics, Inc.	5,599,705 shares of Series A Preferred Stock	73.26%
Third Party Investors	643,701 shares of Series B Preferred Stock	8.42%
David M. Goldenberg	1,399,926 shares of Series C Preferred Stock	18.32%
		100.00%

In the event of a liquidation, dissolution or winding up of IBC, the Series A, B and C Preferred Stockholders would be entitled to $0.6902, $5.17 and $0.325 per share (subject to adjustment), respectively. The Series A and B stockholders would be paid ratably until fully satisfied. The Series C stockholders would be paid only after the Series A and B stockholders have been fully repaid. These liquidation payments would be made only to the extent the assets of IBC are sufficient to make such payments.

In each of the fiscal years 2006, 2005 and 2004, Dr. Goldenberg received $55,000 in compensation for his services to IBC. At June 30, 2006, Dr. Goldenberg was a director of IBC, while Cynthia L. Sullivan, Gerard G. Gorman and Phyllis Parker served as the President, Treasurer and Secretary, respectively, of IBC.

10. License and Distribution Agreements

On May 9, 2006 the Company entered into the UCB Agreement providing UCB an exclusive worldwide license to develop, manufacture, market and sell epratuzumab for the treatment of all autoimmune disease indications. Under the terms of the UCB Agreement, the Company retains the rights to develop epratuzumab in the field of oncology, and UCB has an option to acquire development and commercialization rights to epratuzumab with respect to cancer indications at anytime prior to the first commercial sales thereof. If UCB exercises its buy-in right with respect to epratuzumab in the field of oncology, UCB will reimburse the Company for the development cost actually incurred, plus a buy-in fee.

Under the terms of the UCB Agreement, the Company received in cash from UCB non-refundable payments totaling $38 million (which includes a $25 million upfront payment, plus a $13 million reimbursement for development costs of epratuzumab related to our clinical development of epratuzumab in patients with certain autoimmune conditions prior to the date of the UCB Agreement).

The Company determined that all elements under the collaboration and co-promotion agreement should be accounted for as a single unit of accounting under EITF 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables*. In accordance with SAB No. 104 (Topic 13, *Revenue Recognition*), deferral of revenue is appropriate regarding nonrefundable, upfront fees received in single unit of accounting arrangements. As the Company has continuing obligations under the UCB Agreement, and as significant development risk remains, the Company recorded the $38 million non-refundable payment as deferred revenue and the Company is recognizing this amount over the period of approximately three and one-half years, which is the Company's best estimate of the period of time required for the parties to fulfill their obligations under the UCB Agreement. Accordingly, the Company recognized $1,520,000 as License Fee Revenues for the 2006 fiscal year. The remaining balance of $36,480,000 is recorded as Deferred Revenue in the accompanying consolidated balance sheet.

In addition to the upfront payment, the Company is entitled to receive regulatory milestone payments, which could aggregate to a maximum of up to $145 million in cash payments and $20 million in equity investments. These milestone payments are dependent upon specific achievements in the regulatory approval process under the UCB Agreement. The Company will also receive product royalties based upon a percentage of aggregate annual net sales under the UCB Agreement during the product royalty term, which percentage is subject to reduction under certain circumstances. In addition, the Company will be entitled to receive sales bonuses of up to $135 million upon annual net sales reaching certain target levels. No clinical milestones or royalty payments were earned or received through June 30, 2006. There can be no assurance that these regulatory or sales achievements will be met and therefore there can be no assurance that the Company will receive such future payments.

The UCB Agreement calls for the creation of a global autoimmune guidance committee, with equal representation by the Company and UCB, to plan and oversee the conduct and progress of the development and commercialization of epratuzumab. UCB has the deciding vote on the committee. UCB will be solely responsible for the development, manufacturing and commercialization of epratuzumab for the treatment of all autoimmune indications and for the continuation of ongoing clinical trials in SLE, with the Company responsible for supplying epratuzumab for the completion of clinical trials relating to SLE. The Company is also obligated to manufacture and supply epratuzumab to the limit of its' present capacity, if needed and at UCB's request, for the initial commercial launch of epratuzumab for the treatment of SLE and for certain future clinical trials for another autoimmune indication, if necessary. UCB will have sole responsibility for all clinical development, regulatory filings and related submissions, as well as all commercialization activities with respect to epratuzumab in all autoimmune indications.

Costs incurred relating to the manufacture of epratuzumab supplied for the clinical trials are recorded as research and development expense as incurred.

The Agreement commenced on May 9, 2006 and shall terminate in accordance with the terms thereof or by mutual written consent, unless UCB decides to cease all development and commercialization of epratuzumab pursuant to the UCB Agreement. Either the Company or UCB has the right to terminate the UCB Agreement by notice in writing to the other party upon or after any material breach of the UCB Agreement by the other party, if the other party has not cured the breach within 60 days after written notice to cure has been given, with certain exceptions.

In October 2001, the Company entered into a Distribution Agreement with Logosys Logistik GmbH, pursuant to which Logosys packages and distributes the Company's diagnostic imaging products, (LeukoScan®) within the countries comprising the European Union and certain other countries.

On December 17, 2000, the Company entered into a Development and License Agreement (the "Amgen Agreement") with Amgen Inc. ("Amgen"), whereby Amgen obtained exclusive rights to continue the clinical development and commercialization in North America and Australia of the Company's unlabeled, or "naked," CD22 antibody compound, epratuzumab, for the treatment of patients with non-Hodgkin's lymphoma. Pursuant to the Amgen Agreement, the Company received an up-front payment of $18,000,000 that was recognized, beginning February 2001, as revenue of $750,000 per month over a period of 24 months. Costs incurred relating to the manufacture of the materials supplied to Amgen were recorded as research and development expense as incurred. On April 8, 2004, pursuant to a termination agreement between Amgen and the Company, Amgen returned all rights for epratuzumab, the humanized CD22 monoclonal antibody therapeutic the Company licensed to Amgen as part of the Amgen Agreement, including rights to second generation molecules and conjugates.

As part of the April 2004 transaction, the Company issued to Amgen a five-year warrant to purchase 100,000 shares of our common stock at a price equal to $16.00 per share with an estimated value of $310,000 which was expensed as research and development cost in 2004. If epratuzumab is approved for commercialization in the United States for non-Hodgkin's lymphoma therapy, the Company will be required to pay Amgen a milestone payment in the amount of $600,000. There are no other financial obligations between the parties as a result of the termination agreement.

In June 2002, the Company granted a non-exclusive license to Daiichi Pure Chemicals Co. under Immunomedics' carcinoembryonic antigen (CEA) patents. In addition, the Company recorded a royalty of $300,000, $250,000 and $183,000 for the years ended June 30, 2006, 2005 and 2004, respectively, as "License fee and other revenues" under that license.

In October 2003, the Company entered into a research collaboration with Schering AG of Berlin, Germany, involving bispecific antibody, pretargeting technologies for cancer therapy being developed by IBC. The Company has received $31,000 and $29,000 under this agreement for the years ended June 30, 2005 and 2004, respectively.

11. Commitments and Contingencies

Employment Contracts

On November 1, 1993, Immunomedics and Dr. Goldenberg entered into a five-year employment agreement (the "Agreement") with an additional one-year assured renewal and thereafter automatically renewable for additional one-year periods unless terminated by either party as provided in the Agreement. This Agreement was amended on July 1, 2001, pursuant to which Dr. Goldenberg will receive an annual minimum base salary of $275,000, an annual bonus to be determined by the Board of Directors but in no event less than 20% of the base salary, annual stock option grants to purchase at least 150,000 shares of common stock, other benefits and certain change of control protections. Under the Agreement as amended, the Company extended Dr. Goldenberg's employment agreement for a five-year period to June 30, 2006. The Agreement includes an automatic one-year extension. Further, the Company acknowledged and approved Dr. Goldenberg's continuing involvement with CMMI and IBC.

Pursuant to the Agreement, Dr. Goldenberg may engage in other business and general investment and scientific activities, provided such activities do not materially interfere with the performance of any of his obligations under the Agreement, allowing for those activities he presently performs for CMMI and IBC (see Note 10). The Agreement extends the ownership rights of the Company, with an obligation to diligently pursue all ideas, discoveries, developments and products, in the entire medical field, which, at any time during his past or continuing employment by the Company (but not when performing services for CMMI), Dr. Goldenberg has made or conceived or hereafter makes or conceives, or the making or conception of which he has materially contributed to or hereafter contributes to, all as defined in the Agreement (collectively, "Goldenberg Discoveries").

Further, pursuant to the Agreement, Dr. Goldenberg will receive, subject to certain restrictions, incentive compensation of 0.5% on the first $75,000,000 of all defined annual net revenue of Immunomedics and 0.25% on all such annual net revenue in excess thereof (collectively, "Revenue Incentive Compensation"). With respect to the period that Dr. Goldenberg is entitled to receive Revenue Incentive Compensation on any given products, it will be in lieu of any other percentage compensation based on sales or revenue due him with respect to such products under this Agreement or the existing License Agreement between the Company and Dr. Goldenberg. With respect to any periods that Dr. Goldenberg is not receiving such Revenue Incentive Compensation for any products covered by patented Goldenberg Discoveries or by certain defined prior inventions of Dr. Goldenberg, he will receive 0.5% on cumulative annual net sales of, royalties, certain equivalents thereof, and, to the extent approved by the Board, other consideration received by us for such products, up to a cumulative annual aggregate of $75,000,000 and 0.25% on any cumulative annual aggregate in excess of $75,000,000 (collectively "Royalty Payments"). A $100,000 annual minimum payment will be paid in the aggregate against all Revenue Incentive Compensation and Royalty Payments. For each of the years ended June 30, 2006, 2005 and 2004, the Company paid Dr. Goldenberg the minimum required payment of $100,000. Dr. Goldenberg will also receive a percent, not less than 20%, to be determined by the Board, of net consideration (including license fees) which the Company receives for any disposition, by sale, license or otherwise (discussions directed to which commence during the term of his employment plus three years) of any of defined Undeveloped Assets of the Company which are not budgeted as part of the Company's strategic plan. Pursuant thereto, Dr. Goldenberg received his interest in IMG (See Note 9).

On March 20, 2001, Cynthia L. Sullivan entered into a five-year employment agreement with the Company, which was extended to June 30, 2006 by the Board of Directors. On June 14, 2006 the Board of Directors agreed to extend this employment agreement to December 31, 2006. Pursuant to this agreement, Ms. Sullivan received an annual minimum base salary of $520,000, an annual bonus in an amount to be determined by the Board of Directors but in no event less than 20% of the base salary, an annual grant of stock options covering not less than 150,000 shares of common stock per year and certain other benefits and change of control protections.

Operating Lease

Immunomedics is obligated under an operating lease for facilities used for research and development, manufacturing and office space. In November 2001, the Company renewed for an additional term of 20 years expiring in October 2021 at a base annual rate of $545,000, which is fixed for the first five years and increases thereafter every five years. The renewal includes an additional 15,000 square feet of space. Rental expense related to this lease was approximately $663,000 for each of the 2006, 2005 and 2004 fiscal years.

Including the extension of the facility lease as described above, the minimum lease commitments for facilities are as follows for fiscal years (in thousands):

2007	$ 552
2008	$ 556
2009	$ 556
2010	$ 556
2011	$ 609
Thereafter	$7,933

Significant Contracts

On May 9, 2006 Immunomedics signed the UCB Agreement referred to in Note 10 above. As part of the UCB Agreement, Immunomedics is obligated to manufacture and supply epratuzumab for the completion on ongoing clinical trials in SLE. The Company is also obligated to manufacture and supply epratuzumab, if needed at UCB's request, for the initial commercial launch of epratuzumab for the treatment of SLE and for future clinical trials relating to the treatment of Sjögren's syndrome, in necessary. The Company's manufacturing responsibility up to the commercial launch is limited by the Company's production capacity. The initial commercial launch for the SLE indication is unknown at present.

Legal Matters

Immunomedics is a party to various claims and litigation arising in the normal course of business, which includes some or all of certain of our patents. Management believes that the outcome of such claims and litigation will not have a material adverse effect on the Company's consolidated financial position and results of operations. The following is a summary of certain claims that are outstanding:

F. Hoffmann-La Roche

On December 22, 2003, the Dutch Supreme Court, in a case brought by the Company, held that Immunomedics' Dutch part of its European patent for highly specific monoclonal antibodies against the cancer marker, carcinoembryonic antigen (CEA), was valid. The Company's claim of infringement was not finally decided by the Dutch Supreme Court. Among other things, the Supreme Court held that the Court of Appeal which had ruled that Roche had infringed Immunomedics European Patent had not given Roche sufficient opportunity to comment on an expert opinion filed by Immunomedics in which it was stated that Roche's CEA test kit did satisfy a criterion that is generally satisfied for specific antibodies that bind to CEA. The Company has argued that the Dutch court should enforce the European Patent for all European countries for which the European Patent was validated, since Roche sold the same product in each country. The Dutch Supreme Court repeated the reasoning of the Dutch District Court that the Brussels Convention should be interpreted to permit cross-border enforcement of European patents where a related group of companies sells the same product in countries where that same patent has been validated. The Dutch Supreme Court referred this issue to the European Court of Justice (ECJ) to provide a final interpretation of the Brussels Convention on this point. On January 27, 2005, the ECJ heard oral arguments in the case, and took the matter under consideration. No further notifications have been received regarding this litigation to present.

We believe that the CEA patents that are the subject of our infringement action have been infringed, and we believe that the Company will prevail in the litigation, although no assurances can be given in this regard. To the extent that Roche contests or challenges our patents, or files appeals or further nullity actions, there can be no assurance that significant costs for defending such patents may not be incurred.

On May 19, 2004 and July 20, 2004, Roche filed nullity actions in German and United Kingdom courts, respectively, challenging our patents relating to an improved method of disease therapy in combination with cytotoxic agents, wherein cytokines are used to prevent, mediate or reverse radiation-induced, drug-induced or antibody-induced toxicity, especially to hematopoietic cells. On December 1, 2004, the Company agreed to settle the United Kingdom patent litigation by surrendering the United Kingdom patent. In accordance with United Kingdom legal rules, Roche made an application for payment of its attorney's fees and other costs to the court. We agreed on a resolution with Roche, which was subsequently settled. The related charges for this litigation were included in the General and Administrative expenses in Statement of Operations. In the German action the Company is defending the patent with amended claims and believes that it will prevail in such action. The German Patent Court has scheduled oral proceedings for March 2007.

Cytogen, Inc. and C.R. Bard Inc.

In September 2004 a patent infringement suit with Cytogen, Inc. and C.R. Bard was settled for an undisclosed amount without any admission of fault or liability. In connection with the settlement, the Company settled legal fees associated with the suit with the attorneys representing it in the case. The Company recorded in other income a litigation settlement gain in the amount of $1,111,750, which includes the reversal of legal fees previously accrued for this patent suit. The specific amount of the settlement, however, is undisclosed in accordance with the terms of the parties' settlement agreement.

Willow Bay Associates, LLC

In 2000, a now-defunct finance broker filed suit against the Company in the United States District Court for the District of Delaware. In the case, the plaintiff claimed that it is entitled to damages in the form of brokerage commissions for breach of an alleged confidentiality and non-circumvention contract. The suit against the Company was dismissed on summary judgment, but subsequently reinstated. A trial held in January 2004 and post-trial submissions were filed in March. On August 4, 2006 the Court rendered its' judgment in favor of Immunomedics and against Willow Bay Associates, LLC. There is no liability to Immunomedics as a result of this decision.

12. Debt

In April 2005, the Company issued through a private placement $37,675,000 of 5% Senior Convertible Notes, due in May 2008, (the "5% Notes"). The net proceeds of $35,200,000 from the financing have been used to fund clinical development programs for epratuzumab in moderate and severe lupus patients, repay existing indebtedness and fund general working capital requirements. The 5% Notes bear interest at a fixed annual rate of 5%, to be paid semiannually in arrears beginning in November 2005. The 5% Notes are convertible into the Company's common stock at $2.62 per share subject to adjustment based on the anti-dilution provision.

The holders of the 5% Notes may elect to convert the 5% Notes into shares of common stock at any time. The Company may cause the holders of the 5% Notes to convert their 5% Notes, in whole or in part, into shares of common stock, subject to the "*blocker*" provision (discussed below), at any time on or prior to the trading day immediately preceding the maturity date of the 5% Notes if the market price of the Company's common stock for at least 20 trading days in any consecutive 30 trading day period, including on such 30th trading day, exceeds 150% of the conversion price in effect on that 30th trading day.

Conversion of the 5% Notes into common stock is subject to the following "*blocker*" provision: The Company shall not effect any conversion of a 5% Note held by a holder, and no holder shall have the right to convert any portion of any such 5% Note, to the extent that after giving effect to such conversion, such holder (together with the holder's affiliates) would beneficially own in excess of 4.99% of the number of shares of common stock of the Company outstanding immediately after giving effect to such conversion. By written notice in accordance with the terms of the 5% Notes Indenture, any holder may increase or decrease the conversion limitation applicable to such holder to any percentage specified in such notice; *provided*, that any increase will not be effective until the 61st day after such notice is delivered to the Company.

The holders of the 5% Notes who convert their 5% Notes will also receive on the date of conversion a payment equal to the amount of contractual interest, up to and including the maturity date of the 5% Notes less interest actually previously paid, known as the "make-whole" interest payment. During the 2006 fiscal year $7,370,000 of the 5% Notes and related make-whole interest liabilities were converted into 3,142,798 shares of common stock.

The make-whole interest payment is considered a bifurcated derivative since the embedded call option can accelerate the settlement of the interest component of the debt cost at the holder's option. Changes in the fair value of the make-whole interest payment are recorded in current period operations. At June 30, 2006, the fair value of this instrument was approximately $821,000 and was recorded in the consolidated balance sheet as derivative interest liability. The initial value of the derivative interest liability associated with the make-whole interest provision of $751,000 was recorded as additional debt discount that being amortized to interest expense over the remaining life of the 5% Notes. The impact of the changes in fair value of the derivative interest liability, net of adjustments to amortization of debt discount charges, was not material to the Company's financial statements as of June 30, 2005.

The Company may pay the interest, including the make-whole interest payment in (1) cash, (2) shares of common stock or (3) a combination thereof; *provided that,* (A) if the conversion is at the holder's election, the stock paid in exchange for interest shall be valued at the greater of: (i) the stock price at the 5% Notes closing date (April 29, 2005) and (ii) 95% of the daily volume weighted average price of the Company's common stock for the three trading-day period beginning on and including the trading day prior to the conversion date, to and including the trading day following the conversion date and (B) if the conversion is at the Company's election, the stock paid in exchange for interest shall be valued at the greater of (i) 150% of the conversion price and (ii) 95% of the daily volume weighted average price of the common stock for the three trading day period beginning on and including the trading day prior to the conversion date, to and including the trading day following the conversion date.

As part of the transaction, the Company included detachable warrants (the "Warrants") to purchase additional shares of the Company's common stock. The Warrants are convertible into shares of the Company's common stock at a rate of 76.394 shares of common stock for each $1,000 amount of principal 5% Notes. The Warrants are exercisable at $2.98 per share. The Warrants expire in April 2008.

The Company accounted for the proceeds received from the 5% Notes under the guidance of APB 14 *Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.* The proceeds received from the issuance of debt and stock warrants were allocated between the two components based on the relative fair values of the two securities at the time of issuance (April 29, 2005). The portion of the proceeds allocated to the Warrants was initially valued at $3,687,000. The resulting debt discount will be amortized to interest expense over the life of the 5% Notes, resulting in an adjustment of the stated interest yield. This amortization to the debt discount is subject to adjustments for conversions of the 5% Notes into shares of common stock.

The Warrants were recorded as a liability in the June 30, 2005 balance sheet in accordance with EITF 00-19—*Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock,* since at the time of issuance of the notes the Company did not have sufficient authorized and unissued shares available to settle the detachable warrant contract. In accordance with EITF 00-19, all assets and liability contracts are revalued each reporting period and changes in the fair value of the contract are recorded in earnings. As noted below, the warrants liability was subsequently reclassified into stockholders' equity.

On August 19, 2005 at a Special Meeting of Stockholders, a majority of holders of common stock of the Company approved an amendment to the Company's Certificate of Incorporation to increase the number of shares of common stock authorized from 70 million shares to 110 million shares. In addition, the shareholders voted to authorize shares of common stock for conversion if required, into common stock for the 5% Notes and the Warrants. The 5% Notes and Warrants were therefore no longer restricted as to conversion into shares of common stock. The restricted proceeds from these 5% Notes and Warrants that had been held in escrow ($14,300,000) were released. The liability for the Warrants was increased by approximately $270,000 on

August 19, 2005 to reflect the increase in the Company's common stock valuation. This increase in the liability for the Warrants is reflected in the statement of operations. The Warrants liability of $3,018,000 was subsequently reclassified to permanent equity.

Also, at closing of the sale of the Company's 5% Notes, the Company retired and exchanged the entire $10,000,000 principal amount of its 3.25% Convertible Notes, that were due in January 2006, (the "3.25% Notes"), in two separate transactions. The Company paid approximately $5,090,000, (which includes interest accrued on the 3.25% Notes) from the proceeds of the offering to retire $5,000,000 of its outstanding principal. In addition, the Company converted $5,000,000 of its outstanding 3.25% Notes for the newly issued 5% Notes.

The costs incurred as part of the transaction for private placement of the 5% Senior Convertible Notes (approximately $2,507,000) are being amortized over 36 months and such amortization, reported as interest expense. For the year ended June 30, 2006, the Company amortized $777,000 to interest expense. The unamortized portion of these costs associated with the $7,370,000 5% Senior Convertible Notes that were converted (see next paragraph) of approximately $358,000 was classified to additional paid in capital at the date of the conversion.

During the year ended June 30, 2006, $7,370,000 of the 5% Notes were converted into shares of common stock at the request of the 5% Notes' holders. The interest related payment due to the Note holders at the conversion date, including the make-whole interest payment was approximately $915,000 which was paid for in 330,000 shares of common stock for the year ended June 30, 2006.

The unamortized portion of the debt discount of approximately $569,000 associated with the $7,370,000 5% Notes converted during the year ended June 30, 2006 was classified to additional paid in capital at the date of conversion. The amortization of debt discount recorded as a component of interest expense was $1,609,000 for the year ended June 30, 2006.

Total interest expense and related amortization expense for the 5% Notes for the years ended June 30, 2006 and 2005 was $5,037,000 and $658,000, respectively.

In January 2004, the Company completed a $10,000,000 financing of 3.25% Senior Convertible Notes, which were due in January 2006, (the "3.25% Notes"). The notes bore interest at a fixed annual rate of 3.25% to be paid semiannually in arrears beginning in July 2004. The holder of the 3.25% Notes could convert the 3.25% Notes at any time prior to the maturity date into shares of the Company's common stock at a conversion price of $6.09 per share. On April 29, 2005 the Company retired and exchanged the entire $10,000,000 principal amount from proceeds from the 5% Notes. One half of the total principal was retired, including accrued interest. The remaining principal was exchanged for $5,000,000 of the 5% Notes. For the years ended June 30, 2005 and 2004, the Company incurred interest expense of approximately $271,000 and $152,000, respectively.

In May 2003, Immunomedics completed a $6,376,000 bond financing with the New Jersey Economic Development Authority, pursuant to which Immunomedics was able to refinance its capital investment in a new manufacturing facility at a rate of interest below that which would have otherwise been available. The interest rate on the bonds was approximately 5.26% at June 30, 2006. In connection with this financing, Immunomedics granted certain security interests to the New Jersey Economic Development Authority with respect to its properties and assets, and agreed to become subject to certain customary affirmative as well as restrictive covenants, none of which it believes will affect its business or operations in any material respect. In addition, the bonds are subject to mandatory redemption, if the fair value of the Company's collateralized assets falls below the outstanding loan balance. The Company's collateral is recorded as restricted securities in the balance sheet. Restricted securities include highly liquid, marketable securities. At June 30, 2006, the Company's indebtedness under this financing was approximately $2,550,000 due in equal monthly installments over the next 24 months. For the years ended June 30, 2006, 2005 and 2004 the Company incurred interest expense of approximately $139,000, $107,000 and $73,000, respectively. Interest and principal payments are due monthly.

The following table summarized the Company's principal payments for the next five years (in thousands):

2007	$ 1,275
2008	$31,580
2009	$ —
2010	$ —
2011	$ —

13. Geographic Segments

Immunomedics manages its operations as one line of business of researching, developing, manufacturing and marketing biopharmaceutical products, particularly antibody-based products for the targeted treatment of cancer, autoimmune and other serious diseases, and it currently reports as a single industry segment. Immunomedics markets and sells its products in the United States and throughout Europe.

The following table presents financial information based on the geographic location of the facilities of Immunomedics as of and for the years ended (in thousands):

	June 30, 2006		
	United States	Europe	Total
Total assets	$ 53,184	$2,694	$ 55,878
Property and equipment, net	8,495	1	8,496
Revenues	2,297	2,056	4,353
Income (loss) before tax benefit	(29,215)	(40)	(29,255)

	June 30, 2005		
	United States	Europe	Total
Total assets	$ 45,605	$2,318	$ 47,923
Property and equipment, net	10,149	3	10,152
Revenues	798	3,015	3,813
Income (loss) before tax benefit	(27,750)	607	(27,143)

	June 30, 2004		
	United States	Europe	Total
Total assets	$ 30,142	$1,946	$ 32,088
Property and equipment, net	11,528	5	11,533
Revenues	1,131	3,175	4,306
Income (loss) before tax benefit	(23,292)	703	(22,589)

14. Defined Contribution Plans

U.S. employees are eligible to participate in the Company's 401(k) plan, while employees in international locations are eligible to participate in other defined contribution plans. Aggregate Company contributions to its benefit plans totaled approximately $40,000, $70,000 and $72,000 for June 30, 2006, 2005 and 2004, respectively.

IMMUNOMEDICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Quarterly Results of Operations (Unaudited)

	Three Months Ended							
	June 30 2006	March 31 2006	Dec. 31 2005	Sept. 30 2005	June 20 2005	March 31 2005	Dec. 31 2004	Sept. 30 2004
	(In thousands, except for per share amounts)							
Consolidated Statements of Operations Data:								
Revenues	$ 2,152	$ 1,315	$ 463	$ 423	$ 610	$ 1,089	$ 999	$ 1,116
Gross profit (1)	483	955	191	151	480	729	637	897
Net loss	(5,657)	(5,743)	(8,821)	(8,543)	(10,094)	(6,059)	(6,356)	(4,249)
Net loss per common share allocable to common stockholders	(0.10)	$ (0.10)	$ (0.16)	$ (0.16)	$ (0.19)	$ (0.11)	$ (0.12)	$ (0.08)
Weighted average number of common shares outstanding	57,242	55,671	54,098	54,073	54,073	54,073	54,073	52,529

(1) Gross profit is calculated as product sales less cost of goods sold.

Immunomedics, Inc. and Subsidiaries
Schedule II—Valuation and Qualifying Reserves
For the Years Ended June 30, 2006, 2005 and 2004

Allowance for Doubtful Accounts

Year ended:	Balance at Beginning of Period	Changes to Reserve(1)	Credits to Expense	Other Charges	Balance at End of Period
June 30, 2004	$(381,681)	$37,957	$ —	$—	$(343,724)
June 30, 2005	$(343,724)	$88,217	$(105,972)(2)	$—	$(149,535)
June 30, 2006	$(149,535)	$ 2,085	$ (30,160)(2)	$—	$(117,290)

(1) Uncollectible accounts written off, net of reserves

(2) Changes in estimate of reserve due to improved collection efforts

Reserve for Inventory Obsolescence

Year ended:	Balance at Beginning of Period	Changes to Reserve	Charges to Expense	Other Charges	Balance at End of Period
June 30, 2004	$ —	$ —	$(139,000)	$—	$(139,000)
June 30, 2005	$(139,000)	$16,614	$ (27,614)	$—	$(150,000)
June 30, 2006	$(150,000)	$89,000	$ (5,500)	$—	$ (66,500)

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures: We maintain controls and procedures designed to ensure that we are able to collect the information we are required to disclose in the reports we file with the SEC, and to record, process, summarize and disclose this information within the time periods specified in the rules promulgated by the SEC. Our Chief Executive and Chief Financial Officers are responsible for establishing and maintaining these disclosure controls and procedures and as required by the rules of the SEC, to evaluate their effectiveness. Based on their evaluation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive and Chief Financial Officers believe that these procedures are functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and (ii) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding disclosures.

Management's Report on Internal Control Over Financial Reporting: Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Immunomedics; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment and those criteria, our management has concluded that we maintained effective internal control over financial reporting as of June 30, 2006.

Our independent registered public accounting firm has issued an attestation report on our management's assessment of Immunomedics' internal control over financial reporting.

Changes in internal controls: Such evaluation did not identify any significant changes in our internal controls over financial reporting that occurred during the year ended June 30, 2006 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Immunomedics, Inc.

We have audited management's assessment, included in Management's Report on Internal Control over Financial Reporting, that Immunomedics, Inc. maintained effective internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Immunomedics, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Immunomedics, Inc. maintained effective internal control over financial reporting as of June 30, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Immunomedics, Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Immunomedics, Inc. and subsidiaries as of June 30, 2006 and 2005, and the related consolidated statements of operations and comprehensive loss, shareholders' equity (deficit), and cash flows for each of the three years in the period ended June 30, 2006 of Immunomedics, Inc. and our report dated August 22, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

MetroPark, New Jersey
August 22, 2006

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

The response to this item will be set forth in the Proxy Statement for our 2006 Annual Meeting of Stockholders (the "Proxy Statement") and is incorporated by reference herein.

Item 11. ***Executive Compensation***

The response to this item will be set forth in the Proxy Statement and is incorporated by reference herein.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Except as set forth below, the response to this item will be set forth in the Proxy Statement and is incorporated by reference herein.

Item 13. ***Certain Relationships and Related Transactions***

The response to this item will be set forth in the Proxy Statement and is incorporated by reference herein.

Item 14. ***Principal Accounting Fees and Services***

The response to this item will be set forth in the Proxy Statement and is incorporated by reference herein.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) Documents filed as part of this Report:

1. Consolidated Financial Statements:

   Consolidated Balance Sheets—June 30, 2006 and 2005

   Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended June 30, 2006, 2005 and 2004

   Consolidated Statements of Changes in Stockholders' Equity for the years ended June 30, 2006, 2005 and 2004

   Consolidated Statements of Cash Flows for the years ended June 30, 2006, 2005 and 2004

   Notes to Consolidated Financial Statements

   Report of Independent Registered Public Accounting Firm—Ernst & Young LLP

2. Financial Statement Schedules:

   Schedule II—Valuation and Qualifying Reserves

3. List of Exhibits

Exhibit No.	Description
3.1(a)	Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on July 6, 1982.(c)
3.1(b)	Certificate of Amendment of the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on April 4, 1983.(c)
3.1(c)	Certificate of Amendment of the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on December 14, 1984.(c)
3.1(d)	Certificate of Amendment of the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on March 19, 1986.(c)
3.1(e)	Certificate of Amendment of the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on November 17, 1986.(c)
3.1(f)	Certificate of Amendment of the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on November 21, 1990.(d)
3.1(g)	Certificate of Amendment of the Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on November 12, 1992.(g)
3.1(h)	Certification of Amendment of the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on November 7, 1996.(j)
3.1(i)	Amended and Restated Certificate of Designations, Preferences and Rights of Series F Convertible Preferred Stock of Immunomedics, Inc.(m)
3.1(j)	Certificate of Designation of Series G Junior Participating Preferred Stock of the Company, as filed with the Secretary of State of the State of Delaware on March 15, 2002.(t)
3.2	Amended and Restated By-Laws of the Company.(t)
4.1	Specimen Certificate for Common Stock.(t)
4.2	Rights Agreement, dated as of March 4, 2002, between the Company and American Stock Transfer and Trust Company, as rights agent, and form of Rights Certificate.(r)

Exhibit No.	Description
4.3	Warrant For the Purchase of Shares of Common Stock of the Company, dated as of May 23, 2002.(s)
4.4	Indenture dated as of January 20, 2004, between the Company and The Bank of New York, as trustee, for 3.25% Convertible Senior Notes due January 12, 2006.(u)
4.5	Form of 3.25% Convertible Senior Note due January 12, 2006 (included in Exhibit 4.6).(u)
4.6	Registration Rights Agreement dated as of January 20, 2004, by and between the Company and Bear, Stearns & Co. Inc. for 3.25% Convertible Senior Notes due January 12, 2006.(u)
4.7	Purchase Agreement dated as of January 12, 2004, by and between the Company and Bear, Stearns & Co. Inc. for 3.25% Convertible Senior Notes due January 12, 2006.(u)
10.1#	Immunomedics, Inc. 1992 Stock Option Plan. (j)
10.2#	Immunomedics, Inc. 2002 Stock Option Plan, as amended.(t)
10.3#	Executive Supplemental Benefits Agreement with David M. Goldenberg, dated as of July 18, 1986. (b)
10.4#	Amended and Restated Employment Agreement, dated November 1, 1993, between the Company and Dr. David M. Goldenberg. (h)
10.5#	Amendment No. 2 to the Amended and Restated Employment Agreement, dated as of July 1, 2001 between the Company and Dr. David M. Goldenberg. (q)
10.6#	David M. Goldenberg Severance Agreement, dated as of June 18, 2002, between David M. Goldenberg and the Company. (t)
10.7#	Employment Agreement, dated March 10, 2001, between the Company and Cynthia L. Sullivan. (p)
10.8	Exclusive License Agreement with David M. Goldenberg, dated as of July 14, 1982. (a)
10.9	Amended and Restated License Agreement among the Company, CMMI and David M. Goldenberg, dated December 11, 1990. (e)
10.10	Amendment, dated March 11, 1995, to the Amended and Restated License Agreement among the Company, CMMI, and David M. Goldenberg, dated December 11, 1990. (i)
10.11	License Agreement, dated as of January 21, 1997, between the Company and Center for Molecular Medicine and Immunology, Inc. (k)
10.12	License Agreement, dated March 5, 1999, by and between the Company and IBC Pharmaceuticals. (n)
10.13	Development and License Agreement, dated December 17, 2001, between the Company and Amgen, Inc. (Confidentiality treatment has been granted for certain portions of the Agreement). (o)
10.14	Agreement among the Company, David M. Goldenberg and the Center for Molecular Medicine and Immunology, Inc., dated May, 1983. (a)
10.15	Lease Agreement with Baker Properties Limited Partnership, dated January 16, 1992. (f)
10.16	Distribution and Product Services Agreement, dated as of May 15, 1998, between the Company and Integrated Commercialization Solutions, Inc. (Confidentiality treatment has been granted for certain portions of the Agreement). (l)
10.17	Contract for Services dated effective as of January 1, 2002 between the Company and Logosys Logistik GmbH. (q)
10.18	Contribution and Assignment Agreement, dated as of June 30, 2002, between IBC Pharmaceuticals, LLC and IBC Pharmaceuticals, Inc. (t)

Exhibit No.	Description
10.19	Bond Financing Agreement, dated May 27, 2003, between the New Jersey Economic Development Authority, the Company as Borrower, Fleet National Bank as Agent and as Purchaser. (v)
10.20	Placement Agency Agreement, dated July 28, 2004, by and between the Company and RBC Capital Markets Corporation.(w)
10.21	Form of Registration Rights Agreement between Immunomedics, Inc. and several purchasers.(x)
10.22	Form of Warrant Agreement between Immunomedics, Inc. and JPMorgan Chase Bank, N.A. as Warrant Agent. (x)
10.23	Form of Indenture by and among Immunomedics, Inc., Law Debenture Trust Company of New York as Trustee, and JPMorgan Chase Bank, N.A. as Registrar, Paying Agent and Conversion Agent.(x)
10.24	Form of Purchase Agreement between Immunomedics, Inc. and several purchasers.(x)
10.25*†	Development, Collaboration and License Agreement between UCB, S.A. and Immunomedics, Inc. dated May 9, 2006.
10.26#	Change of Control and Severance Agreement, dated as of March 10, 2006, by and between the Immunomedics, Inc. and Gerard G. Gorman. (w)
21.1*	Subsidiaries of the Company.
23.1*	Consent of Independent Registered Public Accounting Firm—Ernst & Young LLP
31.1*	Certification of the Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
32.1*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(a) Incorporated by reference from the Exhibits to the Company's Registration Statement on Form S-1 effective October 6, 1983 (Commission File No. 2-84940).

(b) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1986.

(c) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1990.

(d) Incorporated by reference from the Exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1990.

(e) Incorporated by reference from the Exhibits to the Company Registration Statement on Form S-2 effective July 24, 1991 (Commission File No. 33-41053).

(f) Incorporated by reference from the Exhibits to the Company"s Registration Statement on Form S-2 effective January 30, 1992 (Commission File No. 33-44750).

(g) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993.

(h) Incorporated by reference from the Exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1993.

(i) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995.

(j) Incorporated by reference from the Exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996.

(k) Incorporated by reference from the Exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1996.
(l) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1998.
(m) Incorporated by reference from the Exhibits to the Company's Current Report on Form 8-K, dated December 15, 1998.
(n) Incorporated by reference from the Exhibits to the Company's Current Report on Form 8-K, dated March 23, 1999.
(o) Incorporated by reference from the Exhibits to the Company's Quarterly Report on Form 10-Q (as amended) for the fiscal quarter ended March 31, 2001.
(p) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001.
(q) Incorporated by reference from the Exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001.
(r) Incorporated by reference from the Exhibits to the Company's Current Report on Form 8-K, dated March 8, 2002.
(s) Incorporated by reference from the Exhibits to the Company's Registration Statement on Form S-3, as filed with the Commission on June 12, 2002.
(t) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2002.
(u) Incorporated by reference from the Exhibits to the Company's Registration Statement on Form S-3, as filed with the Commission on April 23, 2004.
(v) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2003.
(w) Incorporated by reference from the Exhibits to the Company's Current Report on Form 8-K, as filed with the Commission on March 10, 2006.
* Filed herewith
# Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K pursuant to Item 14(c) of this report
† Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOMEDICS, INC.

Date: August 29, 2006

By: /s/ CYNTHIA L. SULLIVAN

Cynthia L. Sullivan
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DAVID M. GOLDENBERG **David M. Goldenberg**	Chairman of the Board	August 29, 2006
/s/ CYNTHIA L. SULLIVAN **Cynthia L. Sullivan**	President, Chief Executive Officer and Director (Principal Executive Officer)	August 29, 2006
/s/ MARVIN E. JAFFE **Marvin E. Jaffe**	Director	August 29, 2006
/s/ RICHARD R. PIVIROTTO **Richard R. Pivirotto**	Director	August 29, 2006
/s/ MORTON COLEMAN **Morton Coleman**	Director	August 29, 2006
/s/ MARY PAETZOLD **Mary Paetzold**	Director	August 29, 2006
/s/ BRIAN A. MARKISON **Brian A. Markison**	Director	August 29, 2006
/s/ DON C. STARK **Don C. Stark**	Director	August 29, 2006
/s/ GERARD G. GORMAN **Gerard G. Gorman**	Senior Vice President, Finance and Business Development, Chief Financial Officer (Principal Financial and Accounting Officer)	August 29, 2006

EXHIBIT LIST
(excludes documents incorporated by reference)

10.25*†	Development, Collaboration and License Agreement between UCB, S.A. and Immunomedics, Inc. dated May 9, 2006.
21.1*	Subsidiaries of the Company.
23.1*	Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP.
31.1*	Certification of the Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith

† Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

(Exhibits available upon request)

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Dear Fellow Shareholders,

This has been an exciting year for Immunomedics. On May 9, 2006, we signed a development, collaboration and license agreement with Belgium-based UCB, S.A., for the worldwide rights of epratuzumab for all autoimmune disease indications. We were able to execute this important part of our strategy because of the dedication and hard work of our employees and the support we received from you, our shareholders.

We believe UCB is an ideal partner for us. As a global pharmaceutical company, their proven strategy to secure leading positions in severe disease categories through their worldwide marketing and sales organization matches well with our business strategy of out licensing compounds in late stage clinical development for markets with unmet medical needs. With their recent acquisition of Celltech in the United Kingdom, they have also become one of the top ten biotech companies in the world, with demonstrated strong leadership in the development of monoclonal antibodies.

Our cash position was strengthened substantially with the $38 million payment from UCB. Additionally, because UCB will be responsible for funding all current and future clinical development of epratuzumab in autoimmune diseases, we will be able to devote our resources to further development of our extensive product candidate pipeline, focusing on markets with high unmet medical needs and on those compounds that have a high probability to become commercial successes within the shortest timeframe. We look forward to working with UCB to fully develop epratuzumab for autoimmune disorders, and we are hopeful that results from the two ALLEVIATE trials will validate epratuzumab's safety and efficacy in patients with lupus.

Our current product candidate for lymphoma, hA20 (IMMU-106), has produced interesting results in dose escalation studies. Reported at this year's ASCO meeting, this humanized anti-CD20 antibody was found to be safe and active against non-Hodgkin's lymphoma at all four doses studied including the lowest dose of 120 mg/m2. We believe this is a significant finding, and if confirmed with a larger population, it could potentially differentiate our product from other antibodies that target the same antigen.

Our newest product candidate is our naked, humanized anti-CD74 antibody, which will enter the clinic this year. We have received approval from the FDA to begin testing this B-cell targeted antibody in patients with multiple myeloma. Because CD74 internalizes rapidly into cells, our ultimate goal is to attach a drug to the antibody, which will be carried into the target cell, for the treatment of lymphomas and myeloma.

Licensing remains a key part of our business strategy. The next candidate in our pipeline for out licensing is hA20. Since the monoclonal antibody market for non-Hodgkin's lymphoma therapy is well established and the safety and efficacy profiles of anti-CD20 antibodies are well defined, we believe hA20 will be an attractive candidate for potential licensees, especially in light of our recent clinical results in non-Hodgkin's patients at low doses. This might have important implications in autoimmune disease indications where repeated administrations are often necessary.

On behalf of our senior management, employees and Board of Directors, I want to thank you for your support, now and in the future.

Most sincerely,

Cynthia L. Sullivan, M.S., M.B.A.
President & Chief Executive Officer

Management Team

David M. Goldenberg, Sc.D., M.D.
Chairman of the Board & Chief Strategic Officer

Cynthia L. Sullivan, M.S., M.B.A.
President & Chief Executive Officer & Director

Gerard G. Gorman, M.B.A.
Sr. Vice President, Finance & Business Development, & Chief Financial Officer

Hans J. Hansen, Ph.D.
Emeritus Vice President, Research & Development & Intellectual Property

William A. Wegener, M.D., Ph.D.
Vice President, Clinical Research

Henry W. Founds, Ph.D.
Sr. Director Toxicology & Regulatory Affairs

Ken Chang, Ph.D.
Vice President, Research & Development, IBC Pharmaceuticals, Inc.

Lutz Greiner-Bechert, Ph.D.
Vice President, European Operations

Phyllis Parker
Corporate Secretary

Board of Directors

David M. Goldenberg, Sc.D., M.D.(1)
Chairman of the Board & Chief Strategic Officer

Morton Coleman, M.D. (4)
Director of the Center for Lymphoma and Myeloma at New York Presbyterian Hospital-Cornell Medical Center

Marvin E. Jaffe, M.D.(2)(3)(4)(5)
Former President, R.W. Johnson Pharmaceutical Research Institute

Brian A. Markison (3)(4)(5)
President & Chief Executive Officer King Pharmaceuticals, Inc.

Mary E. Paetzold, CPA (2)(3)(5)
Former Board Member, Vice President, CFO, Secretary and Treasurer of Ecogen, Inc.

Richard R. Pivirotto (1)(2)(3)(5)
President, Richard R. Pivirotto Company, Inc., Former Chairman, Associated Dry Goods

Don C. Stark (2)(4)
President & CEO Whistler Associates, Inc.

Cynthia L. Sullivan, M.S., M.B.A. (1)
President & Chief Executive Officer

Standing Committees of the Board of Directors

(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee
(4) Research & Development Committee
(5) Governance and Nominating Committee

Corporate Headquarters

Immunomedics, Inc.
300 American Road
Morris Plains, NJ 07950
Telephone: 973-605-8200
Fax: 973-605-8282
www.immunomedics.com
www.leukoscan.com

European Headquarters

Immunomedics GmbH
Otto-Roehm-Strasse 69
64293 Darmstadt
Germany
Telephone: 49-6151-6671566
Fax: 49-6151-6671577

Independent Registered Public Accounting Firm

Ernst & Young LLP
99 Wood Avenue South
Iselin, NJ 08830

Transfer Agent

American Stock Transfer and Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038

Annual Meeting

Time: 10 a.m.
Date: Wednesday, December 6, 2006
Location: Immunomedics, Inc.
300 American Road
Morris Plains, NJ 07950

The Common Stock of Immunomedics, Inc. (IMMU) is traded on the NASDAQ Global Market.

This annual report, in addition to historical information, contains certain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. Such statements may involve significant risks and uncertainties and actual results could differ materially from those expressed or implied herein. Factors that could cause such differences include, but are not limited to, risks associated with new product development (including clinical trials outcome regulatory requirement/ actions), competitive risks to marketed products and availability of financing and other sources of capital as well as the risks discussed in the Company's Annual Report on Form 10-K for the year ended June 30, 2006.